Form 10-K405, Exhibit 13
period 2001-12-31
LANDMARK BANCORP INC
filed 2002-03-29
CIK 1141688

QuickLinks -- Click here to rapidly navigate through this document

The union of two long-established Bauer 5-Star rated banks, Landmark National Bank continues the dedication to customers and their future. Providing security, convenience and expertise. With 12 locations across Kansas, Landmark National Bank continues its customer-focused philosophy, with local decision-makers committed to the communities they serve—for the long term. New great name. Same great people. Same stellar banking performance.

CONTENTS

Letter To Stockholders	2
Selected Financial and Other Data	5
Management's Discussion and Analysis	7
Independent Auditors' Report	23
Consolidated Financial Statement	24
Notes to Consolidated Financial Statements	28
Corporate Information	47

TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

        The calendar year 2001 was an exciting year for Landmark Bancorp, Inc. The year was marked by growth, diversification and organizational change as your company continued to evolve as a vibrant, progressive financial organization providing community banking services to the ten Kansas communities we now serve. Financial strength also describes Landmark Bancorp, Inc., with total assets of $350 million and total stockholders' equity of $40 million. This dynamic pattern of growth and financial strength was made possible by the merger of Landmark Bancshares, Inc. and MNB Bancshares, Inc. in October 2001. This merger of two outstanding community banking organizations has catapulted us into a statewide banking presence with the capital and resources to better serve our customers and create value for you, our stockholder. In the space below I will outline the opportunities and the challenges that lie before us and why I am so optimistic about the future of your company.

        People are the primary strength of any organization. Our associates have come together to work hard as we have begun the assimilation and melding of two banks into one integrated organization focused on delivering the same outstanding customer service and products our customers have come to expect in a community banking environment. In spite of the significant changes being implemented in both operational systems and procedures, our associates have worked tirelessly to make these changes transparent to our customers. Not only have they succeeded in making the changes transparent, they have enthusiastically endorsed and promoted the combination of the two banks. This has translated into outstanding customer acceptance and enthusiasm of the combination with very little of the negative reaction often seen during the merger of financial institutions. I expect this enthusiasm will continue as we finish implementing the changes associated with the assimilation of these two banks.

        The dramatic changes that took place in the financial markets in 2001 created a unique environment for financial institutions. Interest rates declined at an unprecedented rate as the Federal Reserve took aggressive monetary action to forestall a possible economic downturn and recession. This led to an extremely active period of residential mortgage refinancing. Your company was able to take advantage of this activity due to our stature as a leading residential mortgage lender within our communities. This led to very substantial gains on sale of loans for the calendar year of 2001. However, as we have focused on repositioning the balance sheet to minimize our interest rate risk, we have not retained a significant amount of the long-term fixed rate residential mortgage loans in portfolio as they were originated this past year. This has contributed to a decline in loans as the refinanced loans that were previously retained in portfolio have paid off. Our lending staff is concentrating and working hard to replace these loans with commercial and consumer loans. These loans should not only have higher yields, but will also reprice much more frequently and reduce the interest rate risk that has been inherent upon our balance sheet due to the previous level of fixed rate residential loans. This transition of loan types will ultimately contribute to greater profitability that will be sustainable over the entire interest rate cycle. However, a slowing economy could have a negative impact on our expectations for loan growth in 2002. Furthermore, it could have an adverse impact on the outstanding asset quality we now enjoy. Your management team continues to apply rigorous credit underwriting standards to minimize any adverse implications that our loan portfolio might experience as a result of an economic downturn.

        The decline in interest rates mentioned above along with the attendant refinancing on all types of loans has contributed to a large amount of liquidity in the banking system. This systemic liquidity level has been further fueled by declines in the equity markets that have led to a resurgence in bank deposits. This liquidity is contributing to fierce competitive pressures within the banking industry as financial institutions scramble to put the funds to work at rates higher than traditional bank investment securities. In many instances, competitors are quoting loan rates that are not necessarily commensurate with the relative credit risk of a particular customer. Additionally, there is an increasing amount of long-term fixed rates being quoted by competitors to customers in an effort to attract loans. It is our contention that these competitors have short memories and have forgotten that interest rates can go up as fast as they have come down. Your company has not chosen to compete for business in this manner. Our lending staff has invested countless hours and expended an immense amount of energy over the past years developing relationships that still serve as the foundation for our business development efforts as we strive to obtain additional loans to put our liquidity position to work. We have chosen to compete on a basis other than absolute price as we work to obtain new business. We recognize that in order to be successful our sales efforts will have to be superior. We realize that we will have to knock on more doors and solicit business professionally and tirelessly. Our staff is up to these challenges and dedicated to meeting our goals. In the long term, it will make us a stronger and more profitable organization by not merely succumbing to price pressures, but instead, continuing to build your bank loan portfolio on a solid foundation of service and relationships.

        There is still work to be done as we strive to merge all of our operational systems. We have completed an extensive search process and selected a new data processing vendor to provide data processing services to the combined company. The conversion process has begun and is expected to be complete in June of this year. This will consolidate our information management systems and bring increased efficiency to our organization. It will also enhance customer service as we develop new products and services as a result of our increased processing power. Internet and telephone banking will be available to all of our customers. Our ATM network will work seamlessly and provide our customers with the ability to obtain cash effortlessly regardless of where they may be. Additionally, our customers will have a common debit card available to them with all of the accompanying convenience and ease of use. The Overdraft Privilege service will also be introduced statewide which will not only provide additional convenience to our customers, but should also enhance fee income. The merging of our operational systems will also enhance organizational efficiency and profitability as system redundancies are eliminated and cost savings are obtained. We hope to have all systems merged by the beginning of the third quarter of 2002.

        Every business organization has challenges that must be identified and dealt with in a way that insures that the business not only survives, but prospers in the long run. It is imperative that every organization has leadership that provides the insight and the guidance to meet these challenges and cause the organization to emerge stronger for doing so. Your company is privileged to have a board of directors that is focused on the long-term success of the company and dedicated to providing management with the proper tools to address whatever circumstances and situations may arise. This board is comprised of individuals who previously led and developed both Landmark Bancshares, Inc. and MNB Bancshares, Inc. into premier community banking organizations from their roots as mutual savings and loan associations. Their bold and progressive leadership has served us well and continues to do so as we strive to maintain our tradition of growth and excellence in providing community banking services.

        It is also appropriate to recognize the efforts and contribution of Mr. Larry Schugart, our Chairman of the Board. Mr. Schugart's vision and perseverance guided and evolved Landmark Bancshares, Inc. into a leading community banking organization in southwest Kansas. His vision and foresight was also essential in engineering and negotiating the union of Landmark and MNB. His participation and support have been key factors in the smooth transition and employee acceptance of the combination of the two companies. We are very fortunate to have Mr. Schugart continue in his leadership role as Chairman of the Board. His insight and contribution will be invaluable assets as we face the challenges ahead.

"The merger of two outstanding community banking organizations has catapulted us into a statewide banking presence with the capital and resources to better serve our customers and create value for our stockholders..."

Patrick L. Alexander
President and Chief Executive Officer

        We are very excited as we contemplate the future of your company. We have a financial platform that has the size, strength, and resources to deliver first-class banking services to our customers. We have a group of associates who are knowledgeable, professional and willing to do what is necessary to insure our success. We are focused on continuing the combined organizations' traditions of growth and delivery of excellent financial services to the communities that we serve. By achieving these goals, we will insure the long-term success and prosperity of your company. I would like to thank you, our stockholders, for your continuing support and confidence throughout this period of dynamic growth and organizational change. I would also like to thank all of my associates for their tireless efforts over the past months and years. And finally, I would like to thank our customers for their continued support and patronage, which is the most successful requirement for our continued success. We look forward to the challenges and opportunities that lie ahead.

Sincerely,

Patrick L. Alexander
President and Chief Executive Officer

SELECTED FINANCIAL AND OTHER DATA OF
LANDMARK BANCORP, INC.

		At or for the years ended September 30,
	At or for the three months ended December 31, 2001
		2001	2000	1999	1998	1997
	(Dollars in thousands, except per share amounts and percentages)
Selected Financial Data:
Total assets	$349,700	$200,255	$250,676	$244,116	$225,368	$227,850
Loans (1)	240,979	144,473	191,514	177,840	174,733	158,163
Investments held-to-maturity	—	—	38,779	42,339	33,299	55,528
Investments available-for-sale	75,311	30,889	9,869	12,022	9,221	7,123
Cash and cash equivalents	22,163	20,001	5,090	5,976	2,844	2,741
Deposits	273,246	148,064	165,325	158,936	154,793	144,735
Borrowings	28,697	21,000	57,000	58,000	41,700	46,200
Stockholders' equity	40,205	26,099	23,662	22,404	25,024	32,245
Selected Operating Data:
Interest income	$5,224	$16,438	$18,230	$17,059	$17,207	$16,695
Interest expense	2,475	9,909	11,229	10,029	10,216	9,768
Net interest income	2,749	6,529	7,001	7,030	6,991	6,927
Provision for loan losses	33	120	267	785	265	308
Net interest income after provision for loan losses	2,716	6,409	6,734	6,245	6,726	6,619
Noninterest income	1,012	2,353	977	1,636	1,226	1,026
Severance and other nonrecurring costs related to merger with MNB (3)	2,705	—	—	—	—	—
Noninterest expense	4,796	4,277	4,056	4,191	4,134	3,581
Income (loss) before income taxes	(1,068)	4,485	3,655	3,690	3,818	4,064
Provision (benefit) for income taxes	(430)	1,780	1,272	1,334	1,454	1,550
Cumulative effect of change in accounting principle, net of tax	—	(215)	—	—	—	—
Net earnings (loss)	$(638)	$2,490	$2,383	$2,356	$2,364	$2,514
Net earnings (loss) per share (2)(3):
Basic	$(.32)	$2.24	$2.09	$1.96	$1.49	$1.45
Diluted	(.32)	2.07	1.94	1.78	1.35	1.35
Operating diluted (3)	0.53	2.25	1.94	1.78	1.35	1.35
Dividends per share (2)	0.15	0.57	0.57	0.67	0.57	0.38
Book value per common share outstanding (2)	19.33	22.55	20.35	18.86	17.94	18.19
Other Data:
Return on average assets (3) (4)	(0.72)%	1.13%	0.97%	1.01%	1.03%	1.12%
Return on average equity (3) (4)	(6.29)	10.17	10.23	10.09	7.52	7.79
Equity to total assets	11.50	13.03	9.44	9.18	11.10	14.15
Net interest rate spread (4)	2.82	2.57	2.48	2.64	2.41	2.41
Net yield on average interest-earning assets (4)	3.22	3.09	2.93	3.10	3.12	3.16
Non-performing assets to total assets	0.37	0.50	0.52	0.26	0.34	0.30
Non-performing loans to net loans	0.43	0.53	0.59	0.28	0.39	0.27
Allowance for loan losses to total loans	1.10	0.99	0.72	0.74	0.65	0.61
Dividend payout ratio	NM	25.38	27.31	34.18	39.31	26.95
Number of full-service banking offices	12	6	6	6	6	5

**
The selected consolidated financial data of the Company should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of the Company, including the related notes. The selected consolidated financial data of the Company presented above as of and for the three months ended December 31, 2001 include the accounts of the

  Company and commencing October 9, 2001, MNB Bancshares. The selected consolidated financial data for periods prior to October 1, 2001 are Landmark Bancshares historical financial data. (NM: not meaningful)

(1)
Includes loans held for sale totaling $5,654, $2,486, $8,854, $604, $2,409, and $490 at December 31, 2001 and September 30, 2001, 2000, 1999, 1998, and 1997, respectively.

(2)
All per share amounts have been adjusted to give effect to the 5% stock dividend paid by the Company in December 2001.

(3)
Operating earnings exclude the after-tax effect of the severance and other nonrecurring costs related to the merger with MNB Bancshares in the quarter ended December 31, 2001 and the cumulative effect of the change in accounting principle in the year ended September 30, 2001. Operating earnings are not a measure of performance under generally accepted accounting principles in the United States of America. Annualized return on average assets and average equity, excluding the severance and other non-recurring costs were 1.21% and 10.58%, respectively, for the three months ended December 31, 2001.

(4)
Amounts for the three months ended December 31, 2001 have been annualized.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE PROFILE AND OVERVIEW

        Landmark Bancorp, Inc. is a one-bank holding company incorporated under the laws of the State of Delaware and is engaged in the banking business through its wholly-owned subsidiary, Landmark National Bank. Landmark Bancorp is listed on the Nasdaq Stock Market National Market System (symbol "LARK"). Landmark National Bank is dedicated to providing quality services to its local communities and continues to originate commercial real estate and non real estate loans, small business loans, residential mortgage loans, consumer loans, home equity loans, and student loans. Effective October 9, 2001, Landmark Bancshares, Inc. and MNB Bancshares, Inc. completed their merger into Landmark Merger Company, which immediately changed its name to Landmark Bancorp, Inc. In addition, Landmark Federal Savings Bank merged with Security National Bank and the resulting bank changed its name to Landmark National Bank, which is the wholly-owned subsidiary of Landmark Bancorp, Inc. Landmark Bancorp, Inc. is the accounting successor to the former Landmark Bancshares and therefore, all financial information presented for periods prior to October 9, 2001 reflects only the operations of Landmark Bancshares. The former Landmark Bancshares utilized a September 30 fiscal year. Landmark Bancorp has a December 31 fiscal year end and is presenting the results for the quarter ended December 31, 2001 as a transition period. The results for the quarter ended December 31, 2001 include MNB's results since October 9, 2001.

        We achieved operating net earnings of $1.1 million for the three months ended December 31, 2001, an increase of $680,000, or 58%, over the three months ended December 31, 2000. Operating earnings exclude nonrecurring expenses, net of tax, associated with the merger with MNB. In conjunction with the merger, nonrecurring expenses of $2.7 million were incurred during the three months ended December 31, 2001. The inclusion of the non-recurring merger expenses, resulted in a net loss of $638,000 for the three months ended December 31, 2001. Diluted net loss per share for the three months ended December 31, 2001 was ($.32). The annualized return on average assets was (.72%) and the annualized return on average equity was (6.29%). Excluding the non-recurring expenses, the annualized return on average assets was 1.21%, the annualized return on average equity was 10.58% and annualized diluted earnings per share was $.53. During the three months ended December 31, 2001, the board of directors declared a cash dividend of fifteen cents per share and a five percent stock dividend. On December 3, 2001, we announced the approval of a stock repurchase program enabling us to repurchase up to 98,600 shares of our outstanding stock.

        The tradition of quality assets continues and management's strategy is to further diversify the deposit and loan portfolios in order to increase profitability in the future. Focusing on customers' needs and the development of full service banking relationships have been instrumental to our success. We believe that our strong capital position puts us on solid ground and provides an excellent base for further growth and expansion.

        Landmark National Bank is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate commercial and consumer loans, multi-family residential mortgage loans and one-to-four family residential mortgage loans.

        Deposits are insured by either the Savings Association Insurance Fund or the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to the maximum amount allowed by applicable federal law and regulation. Our primary regulator is the Office of the Comptroller of the Currency. Additionally, we are subject to regulation by the Federal Deposit Insurance Corporation, as administrator of the two insurance funds and by the Board of Governors of the Federal Reserve System

with respect to reserves required to be maintained against deposits and certain other matters. We are a member of the Federal Home Loan Bank of Topeka and the Federal Reserve Bank of Kansas City.

        As a bank holding company, we are subject to regulation and supervision by the Federal Reserve Board. We are also subject to various reporting and other requirements under the federal securities laws and the regulations of the Securities and Exchange Commission.

        Currently, our business consists of ownership of Landmark National Bank, with its main office in Manhattan, Kansas and branch offices in central and southwestern Kansas. We plan to continue exploring and evaluating opportunities to expand and enter complementary markets in an effort to enhance our asset base, long-term earnings and resources.

COMPARISON OF OPERATING RESULTS FOR THE
QUARTERS ENDED DECEMBER 31, 2001 AND 2000

        SUMMARY OF PERFORMANCE.    Operating earnings, net of tax, for the quarter ended December 31, 2001 were $1.1 million, an increase of 58%, compared to operating earnings, net of tax, of $680,000 for the quarter ended December 31, 2000. Diluted operating earnings, net of tax, per share for the quarter ended December 31, 2001 was $.53 versus $.57 for the quarter ended December 31, 2000. The decrease in earnings per share was primarily the result of the issuance of 817,806 shares to former MNB Bancshares, Inc. shareholders as a result of the October 9, 2001 merger. As previously reported, Landmark Bancshares completed its merger with MNB Bancshares, Inc. into our new company, Landmark Bancorp Inc. on October 9, 2001. Accordingly, the results for the quarter ended December 31, 2001 include MNB's results since that date. In conjunction with the merger, non-recurring expenses of $2.7 million were incurred during the quarter ended December 31, 2001. The inclusion of the non-recurring merger expenses resulted in a net loss of $638,000 for the quarter ended December 31, 2001. Diluted net loss per share for the quarter ended December 31, 2001 was $.32.

        On October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133. In connection with the adoption, certain investments were reclassified from held-to-maturity to available-for-sale and trading and resulted in a cumulative decrease in earnings of $215,000, net of tax. Net earnings after the cumulative effect of the change in accounting principle for the quarter ended December 31, 2000 were $466,000. Diluted net earnings per share for the quarter ended December 31, 2000 was $.39.

        INTEREST INCOME.    Interest income increased by $739,000, or 16.5%, to $5.2 million in the quarter ended December 31, 2001. Average interest-earning assets increased from $222.9 million for the quarter ended December 31, 2000 to $339.1 million for the quarter ended December 31, 2001 due to the merger. Interest income on loans increased $880,000, or 23.5%, to $4.6 million. Interest earned on securities and other investments declined $140,000 to $595,000. The increase in interest income was due to an increase in average loans resulting from the MNB merger, which overcame the decrease in rates experienced as interest-earning assets repriced during 2001.

        INTEREST EXPENSE.    Interest expense decreased from $2.9 million for the quarter ended December 31, 2000 to $2.5 million for the quarter ended December 31, 2001, or 14.0%. Deposit interest expense remained consistent at $2.1 million, despite acquiring $131.0 million in deposits from the MNB merger, as a result of the decline in rates. Interest expense on borrowings, consisting primarily of advances from the Federal Home Loan Bank of Topeka, decreased $417,000, or 54.7%, to $344,000 at December 31, 2001 as a result of scheduled principal payments and the decline in rates.

        NET INTEREST INCOME.    Net interest income represents the difference between income derived from interest-earning assets and the expense on interest-bearing liabilities. Net interest income is affected by both the difference between the rates of interest earned on interest-earnings assets and the rates paid on interest-bearing liabilities ("interest rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities.

        Net interest income increased to $2.7 million for the quarter ended December 31, 2001 compared to $1.6 million for the quarter ended December 31, 2000. The net interest margin for the quarter ended December 31, 2001 was 3.22% compared to 2.86% for the quarter ended December 31, 2000. This increase resulted from interest rates on our interest-bearing liabilities which repriced downward at a more rapid pace than our interest-earning assets.

        PROVISION FOR LOAN LOSSES.    The Company maintains, and the Board of Directors monitors an allowance for losses on loans. The allowance is established based upon management's periodic evaluation of known and inherent risks in the loan portfolio, review of significant individual loans and collateral, review of delinquent loans, past loss experience, adverse situations that may affect the borrowers' ability to repay, current and expected market conditions, and other factors management deems important. Determining the appropriate level of reserves involves a high degree of management judgment and is based upon historical and projected losses in the loan portfolio and the collateral value of specifically identified problem loans. Additionally, allowance strategies and policies are subject to periodic review and revision in response to a number of factors, including current market conditions, actual loss experience and management's expectations.

        The provision for loan losses decreased to $33,000 during the quarter ended December 31, 2001 compared to $45,000 in the quarter ended December 31, 2000. With the loan portfolio quality remaining strong, our review of the portfolio, coupled with loan sales during the quarter ended December 31, 2000, prompted a slight decline in our provision. At December 31, 2001, the allowance for loan losses was $2.6 million, or 1.1% of gross loans outstanding, compared to $1.4 million, or 1.0%, at September 30, 2001.

        NONINTEREST INCOME.    Noninterest income increased $468,000, or 86.1%, to $1.0 million for the quarter ended December 31, 2001. Fees and service charge income increased from $132,000 to $426,000, or by 223.6% relating primarily to the MNB merger and the fee income associated with MNB's products and services offered. Also contributing to this increase was an improvement in gains on sale of loans by $220,000, or 69.0% to $539,000, as loan originations increased due to the decrease in home mortgage interest rates during 2001.

        NONINTEREST EXPENSE.    Noninterest expense increased $3.8 million to $4.8 million for the quarter ended December 31, 2001, resulting from additional expenses associated with the MNB merger and the $2.7 million non-recurring severance and other expenses related to the MNB merger.

        AVERAGE ASSETS/LIABILITIES.    The following table sets forth information relating to average balances of interest-earning assets and interest-bearing liabilities for the quarter ended December 31, 2001 and the years ended September 30, 2001, 2000 and 1999. As part of the MNB merger, the assets and liabilities of MNB were recorded at their respective fair market values. Based on the relatively low interest rates prevailing at the merger date, the effective yields on MNB's interest-earning assets and rates on MNB's interest-bearing liabilities were significantly reduced, thus causing our post merger blended yields and cost of funds to decline in comparison to the periods presented prior to the merger. This table reflects the average yields on assets and average costs of liabilities for the periods indicated (derived by dividing income or expense by the monthly average balance of assets or liabilities, respectively) as well as the "net interest margin" (which reflects the effect of the net earnings balance) for the periods shown.

AVERAGE BALANCE SHEETS—AVERAGE YIELDS AND RATES

	Three Months Ended December 31, 2001			Year Ended September 30, 2001
	Average Balance	Interest	Average Yield/Rate(5)	Average Balance	Interest	Average Yield/Rate
ASSETS:
Interest-earning assets:
Investment securities(1)	$93,466	$595	2.53%	$47,261	$2,847	6.02%
Loans receivable, net(2)	245,669	4,629	7.48%	164,165	13,591	8.28%

Total interest-earning assets	339,135	5,224	6.11%	211,426	16,438	7.77%

Non interest-earning assets	11,173			8,392

Total	$350,308			$219,818

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
Certificates of deposit	$166,925	$1,716	4.08%	$124,627	$7,031	5.64%
Money market and NOW accounts	80,310	338	1.67%	22,716	532	2.34%
Savings accounts	18,352	76	1.64%	7,284	218	2.99%
FHLB advances and other borrowings	33,141	345	4.13%	35,810	2,218	5.94%

Total interest-bearing liabilities	298,728	2,475	3.29%	190,437	9,909	5.20%

Non interest-bearing liabilities	11,356			4,536
Stockholders' equity	40,224			24,845

Total	$350,308			$219,818

Net interest income		$2,749			$6,529

Interest rate spread(3)			2.82%			2.57%

Net interest margin(4)			3.22%			3.09%
Ratio of average interest-earning assets to average interest-bearing liabilities		113.53%			111.02%

	For Year Ended September 30, 2000			Year Ended September 30, 1999
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
ASSETS:
Interest-earning assets:
Investment securities(1)	$54,659	$3,447	6.31%	$50,487	$2,957	5.82%
Loans receivable, net(2)	184,269	14,783	8.02%	176,318	14,102	8.00%

Total interest-earning assets	238,928	18,230	7.63%	226,805	17,059	7.52%

Non interest-earning assets	6,898			6,231

Total	$245,826			$233,036

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
Certificates of deposit	$122,882	$6,519	5.31%	$127,073	$6,743	5.31%
Money market and NOW accounts	23,608	630	2.67%	22,941	597	2.60%
Savings accounts	7,165	191	2.67%	6,656	175	2.63%
FHLB advances and other borrowings	64,253	3,889	6.05%	48,671	2,513	5.16%

Total interest-bearing liabilities	217,908	11,229	5.15%	205,341	10,028	4.88%

Non interest-bearing liabilities	4,618			4,348

Stockholders' equity	23,300			23,347

Total	$245,826			$233,036

Net interest income		$7,001			$7,031

Interest rate spread(3)			2.48%			2.64%

Net interest margin(4)			2.93%			3.10%
Ratio of average interest-earning assets to average interest-bearing liabilities		109.65%			110.45%

(1)
Income on investment securities includes all securities, interest bearing deposits in other financial institutions and stock owned in the Federal Home Loan Bank and the Federal Reserve Bank.

(2)
Includes non-accrual loans.

(3)
Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4)
Net interest margin represents net interest income divided by average interest-earning assets.

(5)
Amounts for the three months ended December 31, 2001 have been annualized.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL
YEARS ENDED SEPTEMBER 30, 2001 AND 2000 AND 1999

        SUMMARY OF PERFORMANCE.    Net income increased $107,000, or 4.5%, from $2.4 million for the year ended September 30, 2000 to $2.5 million for the year ended September 30, 2001. This resulted in diluted earnings per share of $2.07 ($2.24 per basic share) for fiscal year 2001 compared to $1.94 per diluted share ($2.09 per basic share) for fiscal year 2000. This increase in net income related primarily to an increase in non-interest income offset by a decrease in net interest income after provision for loan losses.

        Net income increased $28,000, or 1.2%, from $2.4 million for the year ended September 30, 1999 to $2.4 million for the year ended September 30, 2000. This resulted in diluted earnings per share of $1.94 ($2.09 per basic share) for fiscal year 2000 compared to $1.78 per diluted share ($1.96 per basic share) for fiscal year 1999. This slight increase in net income related primarily to a reduction in the provision for losses on loans offset by a decrease in other non-interest income.

        INTEREST INCOME.    Total interest income decreased $1.8 million, or 9.8%, to $16.4 million for the year ended September 30, 2001, from $18.2 million for the year ended September 30, 2000. This decrease resulted partly from the average yield on investment securities decreasing to 6.02% for the year ended September 30, 2001 compared to 6.31% for the year ended September 30, 2000. Additionally, the decrease was the result of a decrease in the balance of the loan and investment portfolios.

        Total interest income increased $1.2 million, or 6.9%, to $18.2 million for the year ended September 30, 2000, from $17.1 million for the year ended September 30, 1999. This increase resulted partly from the average yield on interest-earning assets increasing to 7.63% for the year ended September 30, 2000 compared to 7.52% for the year ended September 30, 1999. Additionally, the increase was the result of an increase in the balance of the loan and investment portfolios.

        INTEREST EXPENSE.    Interest expense for the year ended September 30, 2001 decreased $1.3 million or 11.8%, to $9.9 million from $11.2 million at September 30, 2000. This decrease was primarily due to a decrease in the volume of borrowed funds.

        Interest expense for the year ended September 30, 2000 increased $1.2 million, or 12.0%, to $11.2 million from $10.0 million at September 30, 1999. This increase was primarily due to an increase in the volume of borrowed funds.

        NET INTEREST INCOME.    Net interest income decreased $472,000 from $7.0 million for the year ended September 30, 2000 to $6.5 million for the year ended September 30, 2001. Based on the portfolios of interest-earning assets and interest-bearing liabilities over the last three fiscal years, interest rate spreads were 2.57%, 2.48% and 2.64% for the years ended September 30, 2001, 2000 and 1999, respectively. The decrease in net interest income was attributable to the decrease in loan balances during fiscal 2001. The Bank, as part of its interest rate risk reduction plan, sold long-term fixed rate loans out of the portfolio, moved loans to mortgage-backed investments, and began selling long-term fixed rate mortgage loans as they are originated during the year ended September 30, 2001. This substantially reduced the loan portfolio and corresponding interest income. This reduction in income was partially offset by a reduction in borrowings and lower interest rates paid on deposits.

        Net interest income decreased $29,000 from $7.0 million for the year ended September 30, 1999 to $7.0 million for the year ended September 30, 2000. Based on the portfolios of interest-earning assets and interest-bearing liabilities over the last two fiscal years, interest rate spreads were 2.48% and 2.64% for the years ended September 30, 2000 and 1999, respectively. The decrease in net interest income was attributable to the overall increase in interest rates during fiscal 2000. As interest rates increased, the Bank's interest rate sensitive liabilities repriced faster than its interest rate sensitive assets, causing a decline in the Bank's interest rate spread and margin. This resulted from an increase in the Bank's cost of funds that could not be immediately offset by an increase in its yield on earnings assets. This was partially offset by an increase in net interest income resulting from a shift in the composition of interest-earning assets from generally lower yielding mortgage-backed securities to loans and investment securities. The risks related to interest rate movement are managed and continuously reviewed by management. See "Asset/Liability Management."

        PROVISION FOR LOAN LOSSES.    The allowance for losses on loans was $1.4 million at September 30, 2001 and 2000. The provision for losses on loans decreased $147,000, or 55.0% from $267,000 for the year ended September 30, 2000 to $120,000 for the year ended September 30, 2001. The decrease in the provision was related to the reduction in loan balances during fiscal 2001 along with management's evaluation of the allowance in relation to the composition of the Bank's loan portfolio.

        During fiscal 1999, the Bank became aware that a large number of consumer loans at one branch had not been properly underwritten. Throughout fiscal 1999, management realized the degree of the problem and began to adjust the allowance accordingly. The Bank also took additional steps to ensure that proper underwriting guidelines would be followed in the future. Management is now keenly aware of the need to closely monitor the consumer loan underwriting process and has made every effort to identify and address any substandard consumer loans. The Bank continues to rely on the origination of consumer loans and it intends to enforce proper underwriting guidelines prior to loan origination. The Bank increased the allowance for loan losses during fiscal 2000 and 1999 in response to the identified loans.

        The Bank had loan chargeoffs, net of recoveries, of $73,000 and $208,000 for fiscal years 2001 and 2000, respectively. Historical non-performing loan ratios are presented with the five-year financial summary information. While management maintains its allowance for loan losses at levels which it considers adequate to provide for potential losses, there can be no assurance that additions will not be made to the allowance in future years and that such losses will not exceed the estimated amounts.

        The allowance for loan losses was $1.4 million and $1.3 million at September 30, 2000 and 1999, respectively. The provision for losses on loans was $267,000 for the year ended September 30, 2000 compared to $785,000 for the year ended September 30, 1999, a decrease of $518,000 or 66.0%. The decrease in the provision for the year ended September 30, 2000 was based on management's evaluation of the allowance in relation to the composition of the Bank's loan portfolio, including non-mortgage lending, and the decrease in non-performing loans discussed above.

        NON-INTEREST INCOME.    Non-interest income increased $1.4 million or 140.7%, from $977,000 for the year ended September 30, 2000 to $2.4 million for the year ended September 30, 2001. This was primarily due to the increase in the net gain on the sale of investments to $998,000 for fiscal year 2001 compared to $51,000 for fiscal 2000, a $947,000 increase, or 1,865.3% and the increase in the net gain on the sale of loans to $763,000 for fiscal year 2001 compared to $181,000 for fiscal 2000, a $582,000 increase, or 321.9%.

        Non-interest income decreased $659,000, or 40.3%, from $1.6 million for the year ended September 30, 1999 to $977,000 for the year ended September 30, 2000. This was primarily due to the decrease in the net gain on the sale of investments to $51,000 for fiscal year 2000 compared to $500,000 for fiscal 1999, a $449,000 decrease, or 89.9% and the decrease in the net gain on the sale of loans to $180,000 for fiscal year 2000 compared to $463,000 for fiscal 1999, a $282,000 decrease, or 60.9%.

        NON-INTEREST EXPENSE.    Non-interest expense increased $220,000, or 5.1% from $4.1 million for the year ended September 30, 2000 to $4.3 million for the year ended September 30, 2001. The Bank experienced a $336,000 increase in compensation and related expenses due to filling employee positions vacant in the prior year and other normal increases in compensation.

        Non-interest expense decreased $135,000, or 3.2% from $4.2 million for the year ended September 30, 1999 to $4.1 million for the year ended September 30, 2000. The Bank experienced a $161,000 decrease in compensation and related expenses due to vacant employee positions and reduced costs of employee benefit plans.

        INCOME TAXES.    Income tax expense increased $508,000 or 40.0%, from $1.3 million for the year ended September 30, 2000 to $1.8 million for the year ended September 30, 2001. This increase in income tax resulted primarily from an increase in taxable income. The effective tax rate for fiscal 2001 was 39.7% compared to 34.8% for fiscal 2000.

        Income tax expense decreased $63,000, or 4.7%, from $1.3 million for the year ended September 30, 1999 to $1.3 million for the year ended September 30, 2000. This slight decrease in income tax resulted primarily from a decrease in state income tax expense and the benefit of non-taxable income.

LANDMARK BANCORP, INC. AND SUBSIDIARY
Quarterly Results of Operations

	Fiscal 2001 Quarters Ended
	December 31	March 31	June 30	September 30
Interest income	$4,484,636	$4,268,546	$4,092,177	$3,592,824
Interest expense	2,878,105	2,643,107	2,354,586	2,033,398

Net interest income	1,606,531	1,625,439	1,737,591	1,559,426
Provision for loan losses	45,000	45,000	15,000	15,000

Net interest income after provision for loan losses	1,561,531	1,580,439	1,722,591	1,544,426
Noninterest income	543,731	349,211	606,888	852,846
Noninterest expense	1,014,645	1,054,376	1,010,136	1,197,365

Earnings before income taxes	1,090,617	875,274	1,319,343	1,199,907
Provision for income taxes	410,144	322,400	488,250	559,600

Net earnings before cumulative effect of change in accounting principle	680,473	552,874	831,093	640,307

Cumulative effect of change in accounting principle, net of tax of $125,144	(214,553)	—	—	—
Net earnings	$465,920	$552,874	$831,093	$640,307

Earnings per share(1):
Basic:
Earnings before cumulative effect of change in accounting principle	$0.61	$0.50	$0.75	$0.57
Cumulative effect of change in accounting principle, net of tax	(0.19)	—	—	—

	$0.42	$0.50	$0.75	$0.57

Diluted:
Earnings before cumulative effect of change in accounting principle	$0.57	$0.47	$0.70	$0.51
Cumulative effect of change in accounting principle, net of tax	(0.18)	—	—	—

	$0.39	$0.47	$0.70	$0.51

	Fiscal 2000 Quarters Ended
	December 31	March 31	June 30	September 30
Interest income	$4,479,222	$4,457,181	$4,559,143	$4,735,062
Interest expense	2,590,072	2,722,718	2,856,578	3,059,992

Net interest income	1,889,150	1,734,463	1,702,565	1,675,070
Provision for loan losses	135,000	95,000	135,000	(98,030)

Net interest income after provision for loan losses	1,754,150	1,639,463	1,567,565	1,773,100
Noninterest income	226,877	223,930	251,351	275,322
Noninterest expense	1,025,123	1,001,996	966,849	1,062,478

Earnings before income taxes	955,904	861,397	852,067	985,944
Provision for income taxes	369,300	357,000	340,600	205,047

Net earnings	$586,604	$504,397	$511,467	$780,897

Earnings per share(1):
Basic	$0.52	$0.45	$0.44	$0.68
Diluted	0.48	0.41	0.42	0.63

(1)
All per share amounts have been adjusted to give effect to the 5% stock dividend paid by the Company in December 2001.

CAPITAL RESOURCES AND LIQUIDITY

        ASSET QUALITY AND DISTRIBUTION.    Our total assets were $349.7 million at December 31, 2001 compared to $200.3 million at September 30, 2001. This increase was primarily attributable to the merger with MNB consummated on October 9, 2001. Our primary ongoing sources of funds are deposits, proceeds from principal and interest payments on loans and investment securities and proceeds from the sale of mortgage loans and investment securities. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition, and the restructuring of the financial services industry.

        Our primary investing activities are the origination of loans and the purchase of investment securities. During the quarter ended December 31, 2001 and the years ended September 30, 2001, 2000 and 1999, we purchased investment securities aggregating $21.4 million, $10,000, $825,000 and $27.6 million, respectively. These purchases were funded primarily by deposits, proceeds from the sale of fixed rate mortgage loans and investment securities and maturing investment securities. Generally, we originate fixed rate mortgage loans for immediate sale and do not originate and warehouse those loans for resale in order to speculate on interest rates. During the quarter ended December 31, 2001 and the years ended September 30, 2001, 2000 and 1999, we originated loans for sale of $24.7 million, $28.6 million, $9.8 million and $20.5 million, respectively. The increase in loans originated for sale was attributable to the decrease in home mortgage interest rates during 2001. Our loan portfolio composition, which was comprised of 81% one-to-four family residential real estate loans at September 30, 2001 has become more diversified as a result of the merger with MNB. As of December 31, 2001 our ratio of one-to-four family residential real estate loans to total loans was 54%.

        We believe that the quality of the loan portfolio continues to be strong as evidenced by the small number and amount of loans past due one month or more. As of December 31, 2001, $1.0 million loans were in non-accrual status, or 0.43% of total loans compared to 0.45% as of September 30, 2001.

        LIABILITY DISTRIBUTION.    At December 31, 2001, total deposits decreased $5.8 million from September 30, 2001, excluding the deposits acquired in the October 2001 MNB acquisition totaling $131.0 million. Borrowings decreased $1.1 million excluding the borrowing acquired in the MNB acquisition.

        Including the MNB deposits, noninterest-bearing demand deposits at the end of 2001 totaled $19.0 million, or 6.9% of deposits, compared to $8.0 million, or 5.4% of deposits at September 30, 2001. NOW and money market deposit accounts were 26.8% of the portfolio and totaled $73.3 million, compared to $19.8 million at September 30, 2001 and savings accounts totaled $19.7 million compared to $8.4 million at September 30, 2001. Certificates of deposit were $161.2 million, or 59.1% of the portfolio compared to $111.9 million, or 75.6% at September 30, 2001.

        Certificates of deposit at December 31, 2001, which were scheduled to mature in one year or less, totaled $131.6 million. Historically, maturing deposits have generally remained with our Bank and we believe that a significant portion of the deposits maturing in one year or less will remain with us upon maturity.

        CASH FLOWS.    During the quarter ended December 31, 2001, cash and cash equivalents increased $2.2 million. The Company had net cash provided by investing activities of $9.0 million, which consisted primarily of a net decrease of loans of $8.4 million, maturities and prepayments of investment securities of $15.8 million offset by purchases of investment securities of $21.4 million. Cash of $1.9 million was used in operating activities. Net cash of $4.9 million was used in financing activities primarily from the decrease in deposits of $5.8 million.

        During the year ended September 30, 2001, cash and cash equivalents increased $14.9 million. The Company had net cash provided by investing activities of $59.8 million, which consisted primarily of a net decrease of loans of $22.3 million and proceeds from sales of investment securities available-for-sale and trading of $37.2 million. Operating activities provided cash of $9.9 million. Net cash of $54.7 million was used in financing activities primarily to repay $36.0 million of debt and decreases in deposits of $17.8 million.

        During the year ended September 30, 2000, cash and cash equivalents decreased $886,000. The Company had net cash used in investing activities of $6.8 million, which consisted primarily of a net increase in loans of $13.2 million. This was offset by net cash provided by operating and financing activities of $1.7 million and $4.2 million, respectively. Cash and cash equivalents provided by operating activities consisted of normal operating activities. Cash and cash equivalents provided by financing activities resulted primarily from the net increase in deposits.

        LIQUIDITY.    Our most liquid assets are cash and cash equivalents and investment securities available for sale. The level of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2001, September 30, 2001 and 2000, these liquid assets totaled $97.5 million, $50.9 million and $15.0 million, respectively. During periods in which we are not able to originate a sufficient amount of loans and/or periods of high principal prepayments, we increase our liquid assets by investing in short-term U.S. Government and agency securities or high-grade municipal securities.

        Liquidity management is both a daily and long-term function of our strategy. Excess funds are generally invested in short-term investments. In the event we require funds beyond our ability to generate them internally, additional funds are available through the use of Federal Home Loan Bank advances, a line of credit with the Federal Home Loan Bank or through sales of securities. At December 31, 2001, we had outstanding Federal Home Loan Bank advances of $28.7 million and no borrowings outstanding on our line of credit with the Federal Home Loan Bank. At December 31, 2001, our total borrowing capacity with the Federal Home Loan Bank was $105 million.

        At December 31, 2001, we had outstanding loan commitments of $33.4 million. We anticipate that sufficient funds will be available to meet current loan commitments. These commitments consist of letters of credit, unfunded lines of credit and commitments to finance real estate loans.

        CAPITAL.    The Federal Reserve Board has established capital requirements for bank holding companies which generally parallel the capital requirements for national banks under the Office of the Comptroller of the Currency regulations. The regulations provide that such standards will generally be applied on a consolidated (rather than a bank-only) basis in the case of a bank holding company with more than $150 million in total consolidated assets.

        At December 31, 2001, we continued to maintain a sound Tier 1 capital ratio of 11% and a risk based capital ratio of 19%. As shown by the following table, our capital exceeded the minimum capital requirements: (dollars in thousands)

	Amount	Percent	Required
Tier 1 leverage capital	$37,069	11%	4%
Risk-based capital	$39,645	19%	8%

        Banks and bank holding companies are generally expected to operate at or above the minimum capital requirements. The above ratios are well in excess of regulatory minimums and should allow us to operate without capital adequacy concerns. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a bank rating system based on the capital levels of banks. We are rated "well capitalized," which is the highest rating available under this capital-based rating system.

DIVIDENDS

        During the quarter ended December 31, 2001, a cash dividend of $.15 per share was paid to the stockholders. Additionally, a 5% stock dividend was paid in December 2001. The cash dividend is consistent with those paid during the previous two years.

        The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations. As described above, Landmark National Bank exceeded its minimum capital requirements under applicable guidelines as of December 31, 2001. The National Bank Act imposes limitations on the amount of dividends that a national bank may pay without prior regulatory approval. Generally, the amount is limited to the bank's current year's net earnings plus the adjusted retained earnings for the two preceding years. As of December 31, 2001, approximately $540,000 was available to be paid as dividends to Landmark Bancorp by Landmark National Bank without prior regulatory approval.

RECENT ACCOUNTING DEVELOPMENTS

        Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," applies to all combinations initiated after June 30, 2001. It requires that all business combinations be accounted for by a single method—the purchase method. Prior to this standard, business combinations were accounted for using one of two methods, the pooling-of-interests method (pooling method) or the purchase method. The pooling method, required if certain criteria were met, involved joining the balance sheets of the combining entities with no adjustments to assets or liabilities. The purchase method requires the acquiring entity to allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition, and the excess of the cost over the net amounts assigned to assets acquired and liabilities assumed to be recognized as goodwill. SFAS No. 141 requires disclosure of the primary reasons for the business combination and the allocation of the purchase price among the acquired assets and liabilities. When the amount of goodwill and intangible assets acquired are significant, additional disclosure about those assets is required. Additional guidance on the identification and recognition of intangible assets is provided in the Statement.

        SFAS No. 142, "Goodwill and Other Intangible Assets" addresses the accounting and reporting for acquired goodwill and other intangible assets. For acquisitions consummated after June 30, 2001, goodwill will not be amortized. It shall be tested for impairment at a reporting unit level, under certain circumstances. Intangible assets with definite useful lives shall be amortized over their respective estimated useful lives to the estimated residual values and reviewed for impairment. In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires the Company to assess whether there is an indication that goodwill is impaired as of the date of adoption. This assessment is a two-step process. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step of the test must be performed. The second step is to compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

        In connection with the merger with MNB, the Company adopted SFAS No. 141 and certain provisions of SFAS No. 142. Accordingly, goodwill approximating $2.1 million resulting from the merger has not been amortized in the three-month period ended December 31, 2001. The Company's core deposit intangible of $780,000 resulted from the acquisition of MNB by LBI on October 9, 2001. Core deposit amortization was $35,454 for the three months ended December 31, 2001.

        SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was adopted by the Company on January 1, 2002. This Statement establishes a single accounting model for all long-lived assets to be disposed of by sale, which is to measure a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. The Statement also establishes criteria to determine when a long-lived asset is held for sale and provides additional guidance on accounting for such in specific circumstances. We do not anticipate that the adoption of the new Statement will have a significant effect on our financial position or results of operations of the Company.

EFFECTS ON INFLATION

        Our financial statements and accompanying footnotes have been prepared in accordance with GAAP (accounting principles generally accepted in the United States of America), which generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of our operations because our assets and liabilities are primarily monetary and interest rates have a greater impact on our performance than do the effects of inflation.

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

        Our assets and liabilities are principally financial in nature and the resulting net interest income thereon is subject to changes in market interest rates and the mix of various assets and liabilities. Interest rates in the financial markets affect our decision on pricing our assets and liabilities which impacts our net interest income, a significant cash flow source for us. As a result, a substantial portion of our risk management activities relates to managing interest rate risk.

        Our Asset/Liability Management Committee monitors the interest rate sensitivity of our balance sheet using earnings simulation models and interest sensitivity GAP analysis. We have set policy limits of interest rate risk to be assumed in the normal course of business and monitor such limits through our simulation process. Simulation models are prepared to determine the impact on net interest income for the coming twelve months, including using rates at December 31, 2001 and forecasting volumes for the twelve month projection. This position is then subjected to a shift in interest rates of 100 and 200 basis points rising and 100 basis points falling with an impact to our net interest income on a one year horizon as follows:

Scenario	$ change in net interest income	% of net interest income
100 basis point rising	$(75,000)	(.58%)
200 basis point rising	$21,000.16%
100 basis point falling	$142,000	1.10%

        We believe we are appropriately positioned for future interest rate movements, although we may experience some fluctuations in net interest income due to short-term timing differences between the repricing of assets and liabilities.

ASSET/LIABILITY MANAGEMENT

        We are emphasizing the origination of adjustable-rate mortgages for portfolio retention along with shorter-term consumer and commercial loans to reduce the sensitivity of its earnings to interest rate fluctuations. Interest rate "gap" analysis is a common, though imperfect, measure of interest rate risk which measures the relative dollar amounts of interest-earning assets and interest bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to such repricing. A "positive" gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing during that same period. In a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yield of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly than the yield on its assets in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "negative" gap.

        Following is our "static gap" schedule. One-to-four family and consumer loans included prepayment assumptions, while all other loans assume no prepayments. The mortgage-backed securities included published prepayment assumptions, while all other investments assume no prepayments. All assets are reflected at amortized cost.

        Certificates of deposit reflect contractual maturities only. Money market accounts are rate sensitive and accordingly, a higher percentage of the accounts have been included as repricing immediately in the first period. Savings and NOW accounts are not as rate sensitive as money market accounts and for that reason a significant percentage of the accounts are reflected in the 2 to 5 years category.

        We have been successful in meeting the interest sensitivity objectives set forth in our policy. This has been accomplished primarily by managing the assets and liabilities while maintaining our traditional high credit standards.

INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES
REPRICING SCHEDULE ("GAP" TABLE)

At December 31, 2001
(dollars in thousands)

	3 months or less	More than 3 to 12 months	More than 1 to 5 years	Over 5 years	Total
Interest-earning assets:
Overnight investments	$19,216	$—	$—	$—	$19,216
Investment securities	5,886	14,354	48,461	5,927	74,628
Loans	60,035	91,399	76,913	9,851	238,198

Total interest-earning assets	$85,137	$105,753	$125,374	$15,778	$332,042

Interest-bearing liabilities:
Certificates of deposit	$52,491	$79,094	$29,605	$12	$161,202
Money market and NOW accounts	17,430	—	55,902	—	73,332
Savings accounts	3,324	—	16,419	—	19,743
Borrowed money	4,000	2,404	13,193	9,100	28,697

Total interest-bearing liabilities	$77,245	$81,498	$115,119	$9,112	$282,974

Interest sensitivity gap per period	$7,892	$24,255	$10,255	$6,666	$49,068
Cumulative interest sensitivity gap	$7,892	$32,147	$42,402	$49,068
Cumulative gap as a percent of total interest-earning assets	2.38%	9.68%	12.77%	14.78%
Cumulative interest-sensitive assets as a percent of cumulative interest-sensitive liabilities	110.22%	120.25%	115.48%	117.34%

SAFE HARBOR STATEMENT UNDER THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

        FORWARD-LOOKING STATEMENTS

        This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

        The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, the following:

  •
  The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company's assets.

  •
  The economic impact of the terrorist attacks that occurred on September 11, 2001, as well as any future threats and attacks, and the response of the United States to any such threats and attacks.

  •
  The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

  •
  The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company's assets) and the policies of the Board of Governors of the Federal Reserve System.

  •
  The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector.

  •
  The inability of the Company to obtain new customers and to retain existing customers.

  •
  The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet.

  •
  Technological changes implemented by the Company and by other parties, including third-party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers.

  •
  The ability of the Company to develop and maintain secure and reliable electronic systems.

  •
  The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner.

  •
  Consumer spending and saving habits which may change in a manner that affects the Company's business adversely.

  •
  Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.

  •
  The costs, effects and outcomes of existing or future litigation.

  •
  Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

  •
  The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

        These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Landmark Bancorp, Inc.:

        We have audited the accompanying consolidated balance sheets of Landmark Bancorp, Inc. and subsidiary (the Company) as of December 31, 2001 and September 30, 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the three-month period and year then ended, respectively. The accompanying consolidated financial statements for 2000 and 1999 were audited by other auditors whose report, dated October 26, 2000, expressed an unqualified opinion thereon. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and September 30, 2001, and the results of their operations and their cash flows for the three-month period and year then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2(e) to the consolidated financial statements, effective October 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

/s/ KPMG LLP

Kansas City, Missouri
February 1, 2002

LANDMARK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	September 30, 2001	September 30, 2000
Assets
Cash and cash equivalents:
Cash	$2,947,512	1,026,721	1,335,431
Interest-bearing deposits in other financial institutions	19,215,746	18,974,128	3,754,540

Total cash and cash equivalents	22,163,258	20,000,849	5,089,971
Investment securities:
Held-to-maturity	—	—	38,778,903
Available-for-sale	75,310,561	30,888,921	9,869,378
Loans, net	235,324,457	141,987,020	182,659,647
Loans held for sale	5,654,077	2,486,449	8,854,493
Premises and equipment, net of accumulated depreciation	3,521,469	1,464,606	1,635,170
Accrued interest and other assets	7,725,736	3,427,540	3,788,413

Total assets	$349,699,558	200,255,385	250,675,975

Liabilities and Stockholders' Equity
Liabilities:
Deposits:
Noninterest bearing demand	$18,969,312	8,040,520	5,791,798
Money market and NOW	73,332,537	19,751,450	14,786,073
Savings	19,742,912	8,382,663	8,052,345
Time, $100,000 and greater	21,828,171	20,716,486	46,933,583
Time, other	139,373,353	91,172,383	89,761,641

Total deposits	273,246,285	148,063,502	165,325,440
Federal Home Loan Bank borrowings	28,697,063	21,000,000	57,000,000
Accrued interest and expenses, taxes, and other liabilities	7,551,457	5,092,495	4,688,531
Total liabilities	309,494,805	174,155,997	227,013,971

Stockholders' equity:
Common stock, $.01 par; 3,000,000 shares authorized; 2,082,681, 2,281,312, and 2,281,312 issued, respectively	20,827	228,131	228,131
Additional paid-in capital	17,075,297	22,368,048	22,475,208
Retained earnings	23,073,530	25,880,695	24,022,616
Treasury stock, at cost; 2,306, 1,179,374, and 1,173,938 shares, respectively	(43,940)	(22,622,838)	(22,534,394)
Unearned employee benefits	(344,099)	(282,084)	(418,963)
Accumulated other comprehensive income (loss)	423,138	527,436	(110,594)

Total stockholders' equity	40,204,753	26,099,388	23,662,004
Commitments and contingencies

Total liabilities and stockholders' equity	$349,699,558	200,255,385	250,675,975

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,		Years ended September 30,
	2001	2000	2001	2000	1999
		(Unaudited)
Interest income:
Loans	$4,628,776	3,749,080	13,591,077	14,782,605	14,101,667
Investment securities	532,745	696,053	2,630,289	3,283,504	2,850,042
Other	62,582	39,503	216,817	164,499	107,343

Total interest income	5,224,103	4,484,636	16,438,183	18,230,608	17,059,052

Interest expense:
Deposits	2,130,349	2,116,260	7,781,296	7,340,453	7,515,201
Other borrowings	344,829	761,845	2,127,900	3,888,907	2,513,394

Total interest expense	2,475,178	2,878,105	9,909,196	11,229,360	10,028,595

Net interest income	2,748,925	1,606,531	6,528,987	7,001,248	7,030,457
Provision for loan losses	32,500	45,000	120,000	266,970	785,000

Net interest income after provision for loan losses	2,716,425	1,561,531	6,408,987	6,734,278	6,245,457

Noninterest income:
Fees and service charges	425,599	131,519	437,312	455,021	397,741
Gains on sales of loans	538,510	318,730	763,470	180,979	462,813
Gains (losses) on sales of investment securities, net	(601)	66,867	997,859	50,768	500,123
Other	48,212	26,615	154,035	290,712	275,384

Total noninterest income	1,011,720	543,731	2,352,676	977,480	1,636,061

Noninterest expense:
Compensation and benefits	1,099,979	627,247	2,674,664	2,338,671	2,500,121
Severance and other nonrecurring costs related to merger with MNB	2,704,826	—	—	—	—
Occupancy and equipment	268,443	149,229	546,576	560,047	541,558
Amortization	113,556	29,775	181,262	89,036	90,636
Professional fees	49,753	23,981	76,100	107,438	79,510
Data processing	70,193	32,008	145,289	164,622	189,011
Other	489,625	152,405	652,631	796,632	790,559

Total noninterest expense	4,796,375	1,014,645	4,276,522	4,056,446	4,191,395

Earnings (loss) before income taxes	(1,068,230)	1,090,617	4,485,141	3,655,312	3,690,123
Income tax expense (benefit)	(430,438)	410,144	1,780,394	1,271,947	1,334,553

Net earnings (loss) before cumulative effect of change in accounting principle	(637,792)	680,473	2,704,747	2,383,365	2,355,570
Cumulative effect of change in accounting principle, net of tax of $125,144	—	(214,553)	(214,553)	—	—

Net earnings (loss)	$(637,792)	465,920	2,490,194	2,383,365	2,355,570

Earnings (loss) per share:
Basic:
Earnings (loss) before cumulative effect of change in accounting principle	$(0.32)	0.61	2.43	2.09	1.96
Cumulative effect of change in accounting principle, net of tax	—	(0.19)	(0.19)	—	—

	$(0.32)	0.42	2.24	2.09	1.96

Diluted:
Earnings (loss) before cumulative effect of change in accounting principle	$(0.32)	0.57	2.25	1.94	1.78
Cumulative effect of change in accounting principle, net of tax	—	(0.18)	(0.18)	—	—

	$(0.32)	0.39	2.07	1.94	1.78

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY
Consolidated Statements Of Stockholders' Equity
and Comprehensive Income

Three Months Ended December 31, 2001
and Years Ended September 30, 2001, 2000, and 1999

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Unearned employee benefits	Accumulated other comprehensive income (loss)	Total
Balance at September 30, 1998	$228,131	22,466,144	20,739,642	(17,904,245)	(789,241)	283,336	25,023,767
Comprehensive income:
Net earnings	—	—	2,355,570	—	—	—	2,355,570
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	(403,829)	(403,829)

Total comprehensive income	—	—	2,355,570	—	—	(403,829)	1,951,741

Dividends paid ($0.67 per share)	—	—	(805,072)	—	—	—	(805,072)
Reduction of unearned employee benefits	—	203,481	—	—	233,400	—	436,881
Issuance of 10,000 stock options under stock compensation plan	—	36,753	—	—	—	—	36,753
Purchase of 196,370 treasury shares	—	—	—	(4,239,923)	—	—	(4,239,923)

Balance at September 30, 1999	228,131	22,706,378	22,290,140	(22,144,168)	(555,841)	(120,493)	22,404,147

Comprehensive income:
Net earnings	—	—	2,383,365	—	—	—	2,383,365
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	9,899	9,899

Total comprehensive income	—	—	2,383,365	—	—	9,899	2,393,264

Dividends paid ($0.57 per share)	—	—	(650,889)	—	—	—	(650,889)
Reduction of unearned employee benefits	—	59,134	—	—	136,878	—	196,012
Exercise of stock options, 42,803 shares	—	(290,304)	—	692,308	—	—	402,004
Purchase of 60,148 treasury shares	—	—	—	(1,082,534)	—	—	(1,082,534)

Balance at September 30, 2000	228,131	22,475,208	24,022,616	(22,534,394)	(418,963)	(110,594)	23,662,004

Comprehensive income:
Net earnings	—	—	2,490,194	—	—	—	2,490,194
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	638,030	638,030

Total comprehensive income	—	—	2,490,194	—	—	638,030	3,128,224

Dividends paid ($0.57 per share)	—	—	(632,115)	—	—	—	(632,115)
Reduction of unearned employee benefits	—	76,900	—	—	136,879	—	213,779
Exercise of stock options, 20,039 shares	—	(184,060)	—	384,453	—	—	200,393
Purchase of 25,475 treasury shares	—	—	—	(472,897)	—	—	(472,897)

Balance at September 30, 2001	228,131	22,368,048	25,880,695	(22,622,838)	(282,084)	527,436	26,099,388

Comprehensive income (loss):
Net loss	—	—	(637,792)	—	—	—	(637,792)
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	(104,298)	(104,298)

Total comprehensive income (loss)	—	—	(637,792)	—	—	(104,298)	(742,090)

Retirement of 1,177,374 treasury shares and change in par value to $0.01 in connection with the merger of MNB	(217,112)	(22,367,346)	—	22,584,458	—	—	—
Issuance of 817,806 shares in connection with the acquisition of MNB, net of cost of issuance aggregating $892,000	8,178	14,527,089	—	—	(103,950)	—	14,431,317
Dividends paid ($0.15 per share)	—	—	(298,884)	—	—	—	(298,884)
Reduction of unearned employee benefits	—	3,794	—	—	41,935	—	45,729
Exercise of stock options, 63,917 shares	639	674,214	—	38,380	—	—	713,233
Purchase of 2,306 treasury shares	—	—	—	(43,940)	—	—	(43,940)
5% stock dividend, 99,020 shares	991	1,869,498	(1,870,489)	—	—	—	—

Balance at December 30, 2001	$20,827	17,075,297	23,073,530	(43,940)	(344,099)	423,138	40,204,753

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Three months ended December 31,		Years ended September 30,
	2001	2000	2001	2000	1999
		(Unaudited)
Cash flows from operating activities:
Net earnings (loss)	$(637,792)	465,920	2,490,194	2,383,365	2,355,570
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	339,697	339,697	—	—
Provision for loan losses	32,500	45,000	120,000	266,970	785,000
Depreciation and amortization	229,668	190,545	523,879	445,806	503,140
Deferred income taxes	(492,591)	—	(185,375)	(127,684)	(43,384)
Net (gains) losses on sales of investment securities, premises and equipment, and foreclosed assets	16,070	(66,867)	(918,424)	(50,768)	(500,123)
Net gain on sales of loans	(538,510)	(318,730)	(763,470)	(180,979)	(462,813)
Proceeds from sale of loans	22,811,389	16,148,425	35,713,523	8,939,705	23,698,249
Origination of loans held for sale	(24,749,172)	(7,346,658)	(28,558,331)	(9,787,423)	(20,482,876)
Purchase of loans held for sale	—	—	(36,000)	—	(671,690)
Changes in assets and liabilities:
Accrued interest and other assets	998,320	203,736	342,134	(104,631)	(399,865)
Accrued expenses, taxes, and other liabilities	448,127	198,251	789,833	(117,679)	1,134,894

Net cash provided by (used in) operating activities	(1,881,991)	9,859,319	9,857,660	1,666,682	5,916,102

Cash flows from investing activities:
Net (increase) decrease in loans	8,367,115	2,881,405	22,342,678	(13,163,886)	(6,211,472)
Maturities and prepayments of investment securities held-to-maturity	—	—	—	3,571,577	14,179,926
Maturities and prepayments of investment securities available-for-sale	15,829,860	829,467	—	—	—
Net cash received from merger of MNB	5,987,107	—	—	—	—
Purchases of investment securities available-for-sale	(21,375,571)	(10,000)	(10,000)	(825,000)	(4,439,929)
Purchases of investment securites held to maturity	—	—	—	—	(23,189,539)
Proceeds from sale of investment securities	61,815	9,843,691	37,211,072	3,493,977	1,478,042
Proceeds from sales of premises and equipment and foreclosed assets	109,284	181,989	335,209	281,826	231,838
Purchases of premises and equipment, net	(34,716)	—	(38,500)	(106,745)	(249,886)
Other investing activity, net	15,229	6,967	(40,652)	(6,574)	(221,746)

Net cash provided by (used in) investing activities	8,960,123	13,733,519	59,799,807	(6,754,825)	(18,422,766)

Cash flows from financing activities:
Net increase (decrease) in deposits	(5,826,283)	(11,316,446)	(17,841,970)	6,582,388	4,383,011
Federal Home Loan Bank borrowings (repayments), net	1,060,151	(11,000,000)	(36,000,000)	(1,000,000)	16,300,000
Repayments on note payable	(520,000)	—	—	—	—
Proceeds from issuance of common stock under stock option plan	713,233	—	200,393	359,580	—
Payment of dividends	(298,884)	(159,072)	(632,115)	(650,889)	(805,072)
Purchase of treasury stock	(43,940)	(270,654)	(472,897)	(1,082,534)	(4,239,923)
Other financing activities, net	—	—	—	(6,161)	—

Net cash provided by (used in) financing activities	(4,915,723)	(22,746,172)	(54,746,589)	4,202,384	15,638,016

Net increase (decrease) in cash and cash equivalents	2,162,409	846,666	14,910,878	(885,759)	3,131,352
Cash and cash equivalents at beginning of period	20,000,849	5,089,971	5,089,971	5,975,730	2,844,378

Cash and cash equivalents at end of period	$22,163,258	5,936,637	20,000,849	5,089,971	5,975,730

Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	$—	182,000	1,572,000	1,296,000	1,400,000
Cash paid during the period for interest	2,375,000	3,028,000	9,759,000	11,409,000	10,229,000
Supplemental schedule of noncash investing and financing activities:
Transfer of loans to real estate owned	—	325,000	871,000	601,000	686,000
Loans to facilitate sale of foreclosed assets	—	—	—	116,000	16,000
Bank merger:
Fair value of liabilities assumed	140,781,000	—	—	—	—
Fair value of assets acquired	149,225,000	—	—	—	—
Net transfer of loans held for investment to held for sale	—	—	—	7,221,000	1,325,000
Loans securitized and transferred to investment securities	—	—	17,786,000	—	—

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND SEPTEMBER 30, 2001, 2000, AND 1999

(1)  MERGER OF LANDMARK BANCSHARES AND MNB BANCSHARES

        On October 9, 2001, Landmark Bancshares (LBI) and MNB Bancshares, Inc. (MNB) completed a merger of equals. Concurrent with the merger, Landmark National Bank and Security National Bank (wholly-owned subsidiaries of LBI and MNB) merged. In connection with the merger, Landmark Bancorp, Inc. (the Company) was formed, and 1,103,938 shares were issued to the former LBI stockholders and 817,806 shares were issued to the former MNB stockholders. The merger was accounted for as an acquisition of MNB by LBI, using the purchase method of accounting. Total consideration paid, consisting primarily of the fair value of the 817,806 shares issued to the former MNB stockholders, aggregated $15.3 million. The value of the 817,806 shares issued was based on the average closing price of the LBI common stock for the five days prior to and following the announcement of the signing of the merger agreement. The cost in excess of the tangible and identifiable intangible net assets acquired has been recorded as goodwill. The Company recorded a core deposit intangible of $780,000 and goodwill attributable to the merger with MNB of $2.1 million, none of which is expected to be deductible for tax purposes.

        The accompanying consolidated financial statements as of and for the three months ended December 31, 2001 include the accounts of the Company and, commencing October 9, 2001, MNB. The consolidated financial statements for periods prior to October 1, 2001 are LBI's historical financial statements. Pro forma information, as if the merger was consummated October 1, 1999 and excluding the severance and other nonrecurring costs related to the merger, is as follows:

	Years ended September 30,
	2001	2000
Revenue	$29,936,000	29,801,000
Net earnings before cumulative effect of the change in accounting principle	$3,881,000	3,294,000
Net earnings	$3,666,000	3,294,000
Diluted earnings per share	$1.77	1.58

        In conjunction with the merger, the Company incurred severance and other nonrecurring costs of $2.7 million, which were charged to operating expenses in the three-month period ended December 31, 2001. Included in accrued expenses are undisbursed amounts aggregating $479,000 at December 31, 2001.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Landmark National Bank (the Bank). Intercompany balances and transactions have been eliminated in consolidation. The Bank is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate commercial and consumer loans, multifamily residential mortgage loans and one-to-four family residential mortgage loans.

  (b) Investment Securities

        The Company classifies its investment securities portfolio as held-to-maturity, which are recorded at amortized cost; available-for-sale, which are recorded at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity until realized; or trading securities, which are held principally for resale and reported at fair value, with unrealized changes in value reported in the Bank's income statement as part of earnings. Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133. In connection with the adoption, certain investments were reclassified from held-to-maturity to available-for-sale and trading (see note 3). Premiums and discounts are amortized over the estimated lives of the securities using a method which approximates the interest method. Gains and losses on sales are calculated using the specific identification method.

        During the year ended September 30, 2001 certain securities previously classified as available-for-sale suffered declines in value which management believed were other than temporary. Accordingly, the unrealized loss on those securities, aggregating $94,957, was recorded as a part of the gain on sale of investment securities, net, in the year ended September 30, 2001.

  (c) Loans and Related Earnings

        Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances, net of undisbursed loan proceeds, the allowance for loan losses, any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

        Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value. Net unrealized losses are recognized through a valuation allowance by charges to income. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. Fees received on other loans in excess of amounts representing the estimated costs of origination are deferred and credited to interest income using the interest method.

        The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, the current level of nonperforming assets, and current economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

        Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

        The accrual of interest on nonperforming loans is discontinued at the time the loan is ninety days delinquent, unless the credit is well-secured and in process of collection. Loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

  (d) Premises and Equipment

        Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line or accelerated methods over the estimated useful lives, ranging from three to fifty years, of the assets. Major replacements and betterments are capitalized while maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in current operations.

  (e) Intangible Assets

        The Company's core deposit intangible asset is being amortized over ten years on an accelerated basis. When facts and circumstances indicated potential impairment, the Company evaluates the recoverability of asset carrying values, including intangible assets, using estimates of undisclosed future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair value. No impairment losses have been recorded during the three months ended December 31, 2001 and the years ended September 30, 2001, 2000, and 1999.

        The Company's core deposit intangible resulted from the acquisition of MNB by LBI on October 9, 2001. Core deposit amortization was $35,454 for the three months ended December 31, 2001.

        Mortgage servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into non-interest expense in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost.

        Effective October 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. Pursuant to certain provisions in SFAS No. 142, goodwill resulting from the merger with MNB is not amortized; however, it is tested for impairment on a periodic basis.

  (f) Income Taxes

        Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

  (h) Comprehensive Income

        The Company's only component of other comprehensive income (loss) is the unrealized holding gains and losses on available-for-sale securities as shown below:

	Three months ended December 31, 2001	Years ended September 30,
		2001	2000	1999
Unrealized holding gains (losses)	$(171,888)	3,170,655	68,528	(160,267)
Less cumulative effect of a change in accounting principle (see note 3)	—	1,139,745	—	—
Less reclassification adjustment for gains (losses) included in net income	(601)	997,859	50,768	500,123

Net unrealized gains (losses) on securities	(171,287)	1,033,051	17,760	(660,390)
Income tax expense (benefit)	(66,989)	395,021	7,861	(256,561)

Other comprehensive income (loss)	$(104,298)	638,030	9,899	(403,829)

  (i) Earnings Per Share

        Basic earnings (loss) per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and management stock bonus plan (MSBP) shares, and are determined using the treasury stock method. Earnings per share for all periods presented has been adjusted to give effect to the 5% stock dividend paid by the Company in December 2001.

        The shares used in the calculation of basic and diluted income per share, which have been restated for the 5% stock dividend paid in December 2001, are shown below:

		Years ended September 30,
	Three months ended December 31, 2001
		2001	2000	1999
Weighted average common shares outstanding	1,963,446	1,111,767	1,140,854	1,199,333
Stock options and MSBP	73,082	88,465	85,384	126,254

	2,036,528	1,200,232	1,226,238	1,325,587

  (j) Reclassifications

        Certain reclassifications to prior year amounts have been made to conform with the current year presentation.

(3)  INVESTMENT SECURITIES

        A summary of investment securities information is as follows:

	December 31, 2001
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available-for-sale:
U. S. government and agency obligations	$12,620,348	147,905	—	12,768,253
Municipal obligations	11,853,020	105,844	11,103	11,947,761
Mortgage-backed securities	44,645,121	398,809	271,291	44,772,639
Federal Home Loan Bank (FHLB) stock	3,425,400	—	—	3,425,400
Common stock	1,146,267	332,874	24,457	1,454,684
Corporate bonds	200,000	3,900	—	203,900
Other investments	737,924	—	—	737,924

Total	$74,628,080	989,332	306,851	75,310,561

	September 30, 2001
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available-for-sale:
U. S. government and agency obligations	$8,500,000	7,630	—	8,507,630
Municipal obligations	985,000	34,443	—	1,019,443
Mortgage-backed securities	15,314,207	589,690	11,754	15,892,143
FHLB stock	3,597,500	—	—	3,597,500
Corporate bonds	200,000	—	2,000	198,000
Common stock	1,208,682	288,345	52,586	1,444,441
Other investments	229,764	—	—	229,764

Total	$30,035,153	920,108	66,340	30,888,921

	September 30, 2000
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Held-to-maturity:
Municipal obligations	$1,185,000	12,797	16,220	1,181,577
U. S. government and agency obligations	27,481,885	—	1,399,854	26,082,031
Mortgage-backed securities	10,112,018	38,224	114,389	10,035,853

Total	$38,778,903	51,021	1,530,463	37,299,461

Available-for-sale:
U. S. government and agency obligations	2,000,000	—	47,813	1,952,187
FHLB stock	3,800,000	—	—	3,800,000
Corporate bonds	200,000	—	18,187	181,813
Common stock	3,756,890	493,186	606,469	3,643,607
Other investments	291,771	—	—	291,771

Total	$10,048,661	493,186	672,469	9,869,378

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires the recognition of all derivative financial instruments as either assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. The Company adopted SFAS No. 133 on October 1, 2000. As permitted by SFAS No. 133, the Company transferred all of its securities on that date from the held-to-maturity portfolio to the available-for-sale and trading portfolios as follows:

		Securities transferred
Security	Trading (at fair value)	Available- for-sale (at fair value)	Total (at fair value)	Total (at book value)
Investment securities	$9,642,188	17,621,420	27,263,608	28,666,885
Mortgage-backed securities	—	10,035,853	10,035,853	10,112,018

Total	$9,642,188	27,657,273	37,299,461	38,778,903

        All trading securities were sold during 2000. As of October 1, 2000, the effect of the transfer of these securities was reported as a cumulative adjustment from a change in accounting principle, net of tax effect, impacting earnings and other comprehensive income as follows:

	Adjustment to earnings	Adjustment to other comprehensive income	Total adjustments
Investment securities	$(339,697)	(1,063,580)	(1,403,277)
Mortgage-backed securities	—	(76,165)	(76,165)

Pretax loss	(339,697)	(1,139,745)	(1,479,442)
Income tax benefit	125,144	419,882	545,026

Net loss	$(214,553)	(719,863)	(934,416)

        Maturities of investment securities at December 31, 2001 are as follows:

	Amortized cost	Estimated fair value
Due in less than one year	$3,024,715	2,369,939
Due after one year but within five years	18,283,660	19,075,617
Due after five years	3,164,993	3,270,458
Mortgage-backed securities, FHLB stock, corporate bonds, common stock, and other investments	50,154,712	50,594,547

Total	$74,628,080	75,310,561

        Except for U. S. government and agency obligations, no investment in a single issuer exceeded 10% of stockholders' equity.

        At December 31, 2001 and September 30, 2001 and 2000, securities pledged to secure public funds on deposit had a carrying value of approximately $40 million, $17 million, and $38 million, respectively.

(4)  LOANS

        Loans consist of the following at:

		September 30,
	December 31, 2001
		2001	2000
Real estate loans:
One-to-four family residential	$129,524,836	115,600,439	157,918,292
Commercial	48,817,639	10,084,314	9,331,198
Construction	10,798,633	3,247,777	857,486
Commercial loans	33,077,397	7,604,138	7,033,573
Consumer loans	15,979,107	6,926,143	9,050,233

Total	238,197,612	143,462,811	184,190,782
Less:
Deferred loan fees	232,867	51,662	154,428
Allowance for loan losses	2,640,288	1,424,129	1,376,707

Loans, net	$235,324,457	141,987,020	182,659,647

        The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customer financing needs. These financial instruments consist principally of commitments to extend credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. In the normal course of business, there are various commitments and contingent liabilities, such as guarantees, commitments to extend credit, letters of credit, and lines of credit, which are properly not recorded in the accompanying consolidated financial statements. The Company generally requires collateral or other security on unfunded loan commitments and irrevocable letters of credit. Commitments to extend credit and lines of credit aggregated approximately $33,000,000, $10,000,000, and $8,000,000 at December 31, 2001 and September 30, 2001 and 2000, respectively.

        The Company is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas. The Company's principal lending area consists of the cities of Manhattan, Auburn, Dodge City, Garden City, Great Bend, Hoisington, LaCrosse, Osage City, Topeka, and Wamego, Kansas and the surrounding communities, and substantially all of the Company's loans are to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Company's loan portfolio is dependent in part upon market conditions in those areas. These geographic concentrations are considered in management's establishment of the allowance for loan losses.

        A summary of the activity in the allowance for loan losses is as follows:

	Three months ended December 31,	Years ended September 30,
	2001	2001	2000	1999
Balance at beginning of period	$1,424,129	1,376,707	1,317,676	1,136,753
Allowance of merged bank	1,238,213	—	—	—
Provision for loan losses	32,500	120,000	266,970	785,000
Charge-offs	(63,563)	(159,804)	(352,390)	(657,712)
Recoveries	9,009	87,226	144,451	53,635

Balance at end of period	$2,640,288	1,424,129	1,376,707	1,317,676

        At December 31, 2001 and September 30, 2001 and 2000, impaired loans, including nonaccrual loans, aggregated $1,033,000, $641,000, and $505,000, respectively.

        The Bank serviced loans for others of $97,136,000, $86,585,000, and $58,112,000 at December 31, 2001 and September 30, 2001 and 2000, respectively. The following is an analysis of the changes in mortgage servicing rights:

	Three months ended December 31,	Years ended September 30,
	2001	2001	2000	1999
Balance at beginning of period	$485,436	263,522	318,543	225,835
Additions	116,912	403,176	34,015	183,344
Amortization	(78,101)	(181,262)	(89,036)	(90,636)

Balance at end of period	$524,247	485,436	263,522	318,543

        The Bank had loans to directors and officers at December 31, 2001 which carry terms similar to those for other loans. A summary of such loans is as follows:

Balance at September 30, 2001	$2,884,622
Loans of acquired bank	2,034,014
New loans	524,467
Repayments	(74,074)

Balance at December 31, 2001	$5,369,029

(5)  Premises and Equipment

        Premises and equipment consist of the following:

		September 30,
	December 31, 2001
		2001	2000
Land	$651,778	298,366	298,366
Office buildings and improvements	4,188,267	1,947,070	1,958,977
Furniture and equipment	3,348,120	1,240,099	1,241,367
Automobiles	205,088	15,000	11,544

Total	8,393,253	3,500,535	3,510,254
Less accumulated depreciation	4,871,784	2,035,929	1,875,084

Total	$3,521,469	1,464,606	1,635,170

(6)  Time Deposits

        Maturities of time deposits are as follows at December 31, 2001:

Year	Amount
2002	$131,584,130
2003	16,627,244
2004	9,257,045
2005	2,083,186
2006	1,637,919
Thereafter	12,000

Total	$161,201,524

(7)  Federal Home Loan Bank Advances

        Long-term advances from the FHLB at December 31, 2001 and September 30, 2001 and 2000 amount to $28,697,063, $21,000,000, and $57,000,000, respectively. Maturities of such advances at December 31, 2001 are summarized as follows:

Year ending December 31	Amount	Rates
2002	$2,404,197	6.24% - 6.95%
2003	3,192,866	2.13% - 9.93%
2004	1,000,000	6.44%
2005	10,000,000	6.02% - 6.17%
2006	1,000,000	5.50% - 5.62%
Thereafter	11,100,000	2.13% - 6.37%

	$28,697,063

        The Bank has a line of credit, renewable annually in September, with the FHLB under which there are no outstanding borrowings at December 31, 2001 or September 30, 2001 or 2000.

        Although no loans are specifically pledged, the FHLB requires the Bank to maintain eligible collateral (qualifying loans and investment securities) that has a lending value at least equal to its required collateral. At December 31, 2001, the Bank's total borrowing capacity with the FHLB was approximately $105 million.

(8)  Income Taxes

        Total income tax expense (benefit) is allocated as follows:

		Years ended September 30,
	Three months ended December 31, 2001
		2001	2000	1999
Income (loss) from operations	$(430,438)	1,780,394	1,271,947	1,334,553
Loss from a change in accounting principle	—	(125,144)	—	—
Stockholders' equity, recognition of tax benefit for stock options	(19,607)	—	—	—
Stockholders' equity, recognition of unrealized gains (losses) on available-for-sale securities	(66,989)	395,021	7,861	(256,561)

	$(517,034)	2,050,271	1,279,808	1,077,992

        Income tax expense (benefit) attributable to income (loss) from operations consists of:

		Years ended September 30,
	Three months ended December 31, 2001
		2001	2000	1999
Current	$235,758	1,965,769	1,399,631	1,377,937
Deferred	(666,196)	(185,375)	(127,684)	(43,384)

	$(430,438)	1,780,394	1,271,947	1,334,553

Federal	$(380,110)	1,598,572	1,128,163	1,174,544
State	(50,328)	181,822	143,784	160,009

	$(430,438)	1,780,394	1,271,947	1,334,553

        The reasons for the difference between actual income tax expense and expected income tax expense attributable to income from operations at the 34% statutory federal income tax rate are as follows:

		Years ended September 30,
	Three months ended December 31, 2001
		2001	2000	1999
Computed "expected' tax expense (benefit)	$(363,198)	1,524,948	1,242,806	1,254,642
Increase (reduction) in income taxes resulting from:
Tax-exempt interest income, net	(41,735)	(17,844)	(21,312)	(24,331)
Contributions to employee stock ownership plan	—	10,783	5,985	18,465
State income taxes, net of deferred benefit	(33,216)	120,002	84,072	107,014
Other, net	7,711	142,505	(39,604)	(21,237)

	$(430,438)	1,780,394	1,271,947	1,334,553

        The tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities at the following dates are as follows:

		September 30,
	December 31, 2001
		2001	2000
Deferred tax assets:
Unrealized loss on investment securities available-for-sale	$—	—	68,690
Carrying value of loans, including allowance for loan losses	770,860	431,109	361,891
Carrying value of certain liabilities and deposit accounts	391,526	—	—
Deferred compensation arrangements	397,279	224,387	183,650
Accrued expenses	285,343	—	—
State taxes	83,557	31,878	26,461
Other, net	—	34,500	—

Total deferred tax assets	1,928,565	721,874	640,692

Deferred tax liabilities:
Unrealized gain on investment securities available-for-sale	259,342	326,331	—
FHLB stock dividends	470,416	395,503	417,769
Carrying value of investments	324,500	—	—
Core deposit intangible	36,436	—	—
Other, net	10,681	—	13,237

Total deferred tax liabilities	1,101,375	721,834	431,006

Net deferred tax asset	$827,190	40	209,686

        There was no valuation allowance required for deferred tax assets at December 31, 2001 or September 30, 2001 or 2000. Management believes that it is more likely than not the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

        Prior to 1996, the Company was allowed to deduct for tax purposes the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. Under the Small Business Job Protection Act (the Act) of 1996, the allowable deduction under the percentage of taxable income method was terminated for tax years beginning after 1995, and will not be available to the Company for future years. The Act also provides that federal income tax bad debt reserves accumulated since 1988 (the base year reserve) must be recaptured and included in taxable income over a six-year inclusion period beginning in 1998. Included in the deferred income tax liability at December 31, 2001 and September 30, 2001 and 2000 is $0, $53,095, and $106,190, respectively, for this recapture.

        Retained earnings at December 31, 2001 and September 30, 2001 and 2000 include approximately $5,585,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

(9)  Employee Benefit Plans

  Employee Retirement Plan

        Substantially all employees are covered under 401(k) defined contribution savings plans. Costs attributable to the periods ended December 31, 2001 and September 30, 2001, 2000, and 1999 were $10,000, $40,000, $38,000, and $36,000, respectively.

  Deferred Compensation and Retirement Agreements

        LBI entered into deferred compensation and retirement agreements with certain key employees that provided for cash payments to be made after their retirement. The liabilities under the agreements have been recorded at the present values of accrued benefits using a 2% discount rate. The balance of estimated accrued benefits was $973,200 at December 31, 2001 and $420,482 and $235,447 at September 30, 2001 and 2000, respectively. Pursuant to the agreements, additional amounts resulting from the merger with MNB were recognized. Such amounts aggregating $590,175 were included in severance and other nonrecurring costs in the three-month period ended December 31, 2001. In connection with the agreements, the Bank has purchased life insurance policies on covered employees in which the Bank is the beneficiary to assist in funding benefits. At December 31, 2001 and September 30, 2001 and 2000, the cash surrender values on the policies included in other assets were $871,382, $869,273, and $816,426, respectively.

  Employee Stock Ownership Plan (ESOP)

        LBI established an ESOP in connection with its formation in 1994. The original acquisition of 136,878 shares of LBI stock by the plan was funded by a loan from LBI to the ESOP in the amount of $1,368,780. The loan, together with interest, is being repaid over a ten-year period through annual contributions by the Bank. The Bank makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from the collateral and allocated to active employees based on the proportion of debt service paid in the year. MNB also had an ESOP which operated similarly, although the MNB ESOP was funded with a note payable to an unrelated financial institution. The two plans are being merged and are presented on a combined basis in the accompanying December 31, 2001 consolidated financial statements.

        The Company and the Bank account for the ESOP shares in accordance with Statement of Position No. 93-6. Accordingly, the ESOP indebtedness of $344,099, $282,084, and $418,963 at December 31, 2001 and September 30, 2001 and 2000, respectively, is shown as a deduction from stockholders' equity in the accompanying consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as compensation expense. ESOP compensation expense was $51,000, $169,000, $154,000, and $191,000 for the periods ended December 31, 2001 and September 30, 2001, 2000, and 1999,

respectively. The remaining 34,532, 28,208, and 41,896 unallocated shares at December 31, 2001 and September 30, 2001 and 2000 had estimated market values of $704,000, $544,000, and $765,000, respectively.

  Management Stock Bonus Plan

        LBI had three MSBPs, the objective of which was to enable the Bank to retain personnel of experience and ability in key positions of responsibility.

        The MSBP purchased 91,252 shares of the Company's stock for $965,224. These shares were granted to employees in the form of restricted stock earned over a five-year period at the rate of one-fifth of such shares per year following the date of grant of the award. Compensation expense, equal to the fair value of the common stock at the date of the grant to the employee, was recognized pro rata over the five years during which the shares were payable. All awards were fully amortized as of March 1999.

(10) Stock Option Plan

        LBI had a stock option plan (the Option Plan), the purpose of which is to provide additional incentive to certain officers, directors, and key employees by facilitating their purchase of a stock interest in the Company. The Option Plan provides for the granting of incentive and nonincentive stock options with a duration of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan. Stock to be offered under the Option Plan may be authorized by unissued common stock, or previously issued shares that have been reacquired by the Company and held as treasury shares. In connection with the merger, LBI options were exchanged for options to acquire shares of the Company, and the Company exchanged 38,822 options with former MNB option holders. The MNB options exchanged were valued at $87,000 and included in the total consideration paid for MNB (see note 1).

        The Option Plan is administered by the Board of Directors who will select the employees to whom options are to be granted and the number of shares to be granted. The option price may not be less than 100% of the fair market value of the shares on the date of the grant, and no option shall be exercisable after the expiration of ten years from the grant date. In the case of any employee who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of five years from the grant date. The exercise price may be paid in cash, shares of the common stock, or a combination of both. Options outstanding at December 31, 2001 were exercisable at prices ranging from $6.48 to $22.50.

        The Company accounts for the fair value of the options issued under the Option Plan subsequent to October 1, 1996, in accordance with SFAS No. 123. Options to acquire 228,131 shares were granted in 1994. Options to acquire 33,032 shares have been granted subsequent to October 1, 1996 including 2,500 options issued in 2000. No options were issued in the period ended December 31, 2001 or September 30, 2001. The compensation cost that has been charged to compensation and benefits expense for the Option Plan was $0, $0, $48,585, and $36,753 for the periods ended December 31, 2001 and September 30, 2001, 2000, and 1999, respectively. In accordance with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

        Certain information for the three months ended December 31, 2001 and for the years ended September 30, 2001 and 2000 relative to stock options is as follows:

	December 31, 2001
	Shares	Weighted average exercise price
Outstanding at beginning of period	196,321	$11.26
MNB options converted	38,822	14.76
Effect of 5% stock dividend	8,555	—
Exercised	(63,917)	10.85

Outstanding at end of period	179,781	11.48

Exercisable at end of period	179,781	11.48

Number of shares available for future grant at December 31, 2001	150,000
	September 30,
	2001		2000
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of period	216,360	$11.14	258,663	$11.18
Granted	—	—	2,500	15.13
Canceled	—	—	(2,000)	23.25
Exercised	(20,039)	10.00	(42,803)	11.04

Outstanding at end of period	196,321	11.26	216,360	11.14

Exercisable at end of period	196,321	11.26	216,360	11.14

(11) Fair Value of Financial Instruments

        Fair value estimates of the Company's financial instruments as of December 31, 2001 and September 30, 2001 and 2000, including methods and assumptions utilized, are set forth below:

			September 30,
	December 31, 2001
			2001		2000
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	$75,310,561	75,311,000	30,888,921	30,889,000	48,648,281	47,169,000

Loans, net of unearned fees and allowance for loan losses	235,324,457	263,155,000	141,987,020	142,940,000	182,659,647	181,588,000

Loans held for sale	5,654,077	5,654,000	2,486,449	2,486,000	8,854,493	8,912,000

Noninterest bearing demand deposits	18,969,312	18,969,000	8,040,520	8,040,000	5,791,798	5,791,000
Money market and NOW deposits	73,332,537	73,333,000	19,751,450	19,751,000	14,786,073	14,786,000
Saving deposits	19,742,912	19,743,000	8,382,663	8,382,000	8,052,345	8,052,000
Time deposits	161,201,524	162,967,000	111,888,869	112,853,000	136,695,224	136,094,000

Total Deposits	$273,246,285	275,012,000	148,063,502	149,026,000	165,325,440	164,723,000

FHLB advances	$28,697,063	29,125,000	21,000,000	22,289,000	57,000,000	56,879,000

  Methods and Assumptions Utilized

        The carrying amount of cash and cash equivalents, loans held for sale, federal funds sold, and accrued interest receivable and payable are considered to approximate fair value.

        The estimated fair value of investment securities, except certain obligations of states and political subdivisions, is based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain obligations of states and political subdivisions is not readily available through market sources other than dealer quotations, so fair value estimates are based upon quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

        The estimated fair value of the Company's loan portfolio is based on the segregation of loans by collateral type, interest terms, and maturities. In estimating the fair value of each category of loans, the carrying amount of the loan is reduced by an allocation of the allowance for loan losses. Such allocation is based on management's loan classification system which is designed to measure the credit risk inherent in each classification category. The estimated fair value of performing variable rate loans is the carrying value of such loans, reduced by an allocation of the allowance for loan losses. The estimated fair value of performing fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the interest rate risk inherent in the loan, reduced by an allocation of the allowance for loan losses. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value for significant nonperforming loans is the estimated fair value of the underlying collateral based on recent external appraisals or other available information, which generally approximates carrying value, reduced by an allocation of the allowance for loan losses.

        The estimated fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, savings, money market accounts, and NOW accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

        The fair value of advances from the FHLB is estimated using the current rates offered for similar borrowings.

  Limitations

        Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

(12) Regulatory Capital Requirements

        Current regulatory capital regulations require financial institutions to meet two different regulatory capital requirements. Institutions are required to have minimum leverage capital equal to 4% of total average assets and total qualifying capital equal to 8% of total risk-weighted assets in order to be considered "adequately capitalized." Management believes that as of December 31, 2001, the Company and the Bank meet all capital adequacy requirements to which they are subject. The following is a comparison of the Bank's regulatory capital to minimum capital requirements at December 31, 2001 and September 30, 2001 and 2000 (dollars in thousands):

	Actual		For capital adequacy purposes			To be well- capitalized under prompt corrective action provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2001:
Total capital (to risk-weighted assets)	$33,451	16%	$	≥16,492	≥8%	$	≥20,616	≥10%
Tier 1 capital (to risk-weighted assets)	30,875	15		≥8,246	≥4		≥12,369	≥6
Tier 1 capital (to average assets)	30,875	9		≥13,974	≥4		≥17,468	≥5
As of September 30, 2001:
Total capital (to risk-weighted assets)	$20,563	21%	$	≥7,962	≥8%	$	≥9,953	≥10%
Tier 1 capital (to risk-weighted assets)	19,317	19		≥N/A	≥N/A		≥5,972	≥6
Tier 1 capital (to average assets)	19,317	10		≥7,892	≥4		≥9,865	≥5
As of September 30, 2000:
Total capital (to risk-weighted assets)	$21,185	17%	$	≥9,920	≥8%	$	≥12,400	≥10%
Tier 1 capital (to risk-weighted assets)	19,809	16		≥N/A	≥N/A		≥7,440	≥6
Tier 1 capital (to average assets)	19,809	8		≥9,896	≥4		≥12,370	≥5

        The following is a comparison of the Company's regulatory capital to minimum capital requirements at December 31, 2001 and September 30, 2001 and 2000 (dollars in thousands):

						To be well-capitalized under prompt corrective action provisions
	Actual		For capital adequacy purposes Amount
	Amount	Ratio			Ratio	Amount		Ratio
As of December 31, 2001:
Total capital (to risk-weighted assets)	$39,645	19%	$	≥16,537	≥8%	$	≥20,672	≥10%
Tier 1 capital (to risk-weighted assets)	37,069	18		≥8,269	≥4		≥12,403	≥6
Tier 1 capital (to average assets)	37,069	11		≥13,974	≥4		≥17,468	≥5
As of September 30, 2001:
Total capital (to risk-weighted assets)	$26,996	27%	$	≥8,116	≥8%	$	≥10,144	≥10%
Tier 1 capital (to risk-weighted assets)	25,621	25		≥N/A	≥N/A		≥6,087	≥6
Tier 1 capital (to average assets)	25,621	13		≥7,979	≥4		≥9,974	≥5
As of September 30, 2000:
Total capital (to risk-weighted assets)	$25,175	20%	$	≥10,159	≥8%	$	≥12,698	≥10%
Tier 1 capital (to risk-weighted assets)	23,799	19		≥N/A	≥N/A		≥7,619	≥6
Tier 1 capital (to average assets)	23,799	9		≥10,026	≥4		≥12,533	≥5

(13) Parent Company Condensed Financial Statements

        Following is condensed financial information of the parent company as of and for the three months ended December 31, 2001 and for the years ended September 30, 2001 and 2000 (dollars in thousands):

Condensed Balance Sheets

		September 30,
	December 31, 2001
		2001	2000
Assets
Cash	$4,094	3,927	192
Investment securities	1,881	1,643	3,825
Investment in Bank	34,011	19,750	19,835
Other	470	960	1,140

Total assets	40,456	26,280	24,992

Liabilities and Stockholders' Equity
Borrowed funds	$62	—	1,254
Other	189	181	76
Stockholders' equity	40,205	26,099	23,662

Total liabilities and stockholders' equity	$40,456	26,280	24,992

Condensed Statements of Operations

		Years ended September 30,
	Three months ended December 31, 2001
		2001	2000	1999
Dividends from Bank	$—	2,700	1,300	5,700
Interest income	24	226	236	224
Other income	2	785	77	505
Interest expense	—	(40)	(144)	(162)
Other expense, net	(50)	(134)	(158)	(198)

Income (loss) before equity in undistributed earnings of Bank	(24)	3,537	1,311	6,069
Increase (decrease) in undistributed equity of Bank	(623)	(692)	1,032	(3,621)

Earnings (loss) before income taxes	(647)	2,845	2,343	2,448
Income tax expense (benefit)	9	(355)	40	(93)

Net earnings (loss)	$(638)	2,490	2,383	2,355

Condensed Statements of Cash Flows

		Years ended September 30,
	Three months ended December 31, 2001
		2001	2000	1999
Cash flows from operating activities:
Net earnings (loss)	$(638)	2,490	2,383	2,355
(Increase) decrease in undistributed equity of Bank	623	692	(1,032)	3,621
Other	248	(179)	(191)	(343)

Net cash provided by operating activities	233	3,003	1,160	5,633

Cash flows from investing activities:
Proceeds from sale of investment securities available-for-sale, net	64	3,345	870	1,229
Net cash received in acquisition of MNB	22	—	—	—
Other	(2)	(171)	303	382

Net cash provided by investing activities	84	3,174	1,173	1,611

Cash flows from financing activities:
Issuance of shares under stock option plan	713	200	360	—
Repayments on note payable	(520)	(1,537)	(1,546)	(1,900)
Purchase of treasury stock	(44)	(473)	(1,083)	(4,240)
Payment of dividends	(299)	(632)	(650)	(805)

Net cash used in financing activities	(150)	(2,442)	(2,919)	(6,945)

Net increase (decrease) in cash	167	3,735	(586)	299
Cash at beginning of period	3,927	192	778	479

Cash at end of period	$4,094	3,927	192	778

        Dividends paid by the Company are provided through subsidiary Bank dividends. At December 31, 2001, the Bank could distribute dividends of up to $540,000 without regulatory approvals.

CORPORATE INFORMATION

DIRECTORS OF LANDMARK BANCORP, INC. AND
LANDMARK NATIONAL BANK
Larry Schugart, Chairman
Former President and Chief Executive Officer Landmark Bancshares, Inc.

Patrick L. Alexander
President and Chief Executive Officer
Landmark Bancorp, Inc. and Landmark National Bank

Richard A. Ball
CPA
Adams, Brown, Beran & Ball, Chtd.

Brent A. Bowman
President
Brent Bowman and Associates Architects, P.A.

Joseph L. Downey
Retired Senior Vice President, Director and Executive
Dow Chemical Company

Jim W. Lewis
Owner, Auto Dealerships

Jerry R. Pettle
Retired Dentist
Dental Associates of Manhattan, P.A.

Susan E. Roepke
Retired Vice President, Secretary and Treasurer, MNB
Bancshares, Inc.
Retired Senior Vice President/Secretary/Cashier, Security
National Bank

C. Duane Ross
President, High Plains Publishers, Inc.

David H. Snapp
Partner, Waite, Snapp & Doll Attorneys at Law

CORPORATE HEADQUARTERS
800 Poyntz Avenue
Manhattan, Kansas 66502

ANNUAL MEETING
The annual meeting of stockholders will be held at the Kansas State University Student Union, Room 212, Manhattan, Kansas 66506, on Wednesday, May 22, 2002 at 2:00 PM.

FORM 10-K
A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge on written request to Patrick L. Alexander, President and Chief Executive Officer, Landmark Bancorp, Inc., PO Box 308, Manhattan, Kansas 66505-0308.

REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

EXECUTIVE OFFICERS OF LANDMARK BANCORP, INC.
Patrick L. Alexander
President and Chief Executive Officer

Mark A. Herpich
Chief Financial Officer
Vice President, Secretary and Treasurer

EXECUTIVE OFFICERS OF LANDMARK NATIONAL BANK
Patrick L. Alexander
President and Chief Executive Officer

Mark A. Herpich
Executive Vice President, Secretary and Cashier

Michael E. Scheopner
Executive Vice President, Credit Risk Manager

Mark J. Oliphant
Market President—Dodge City

Dean R. Thibault
Market President—Manhattan

STOCK PRICE INFORMATION
Our common stock has traded on the Nasdaq Stock Market National Market system under the symbol "LARK" since October 9, 2001. At December 31, 2001, the Company had approximately 1,100 stockholders, consisting of approximately 500 owners of record and approximately 600 beneficial owners of our common stock. Set forth below are the reported high and low bid prices of the common stock and dividends paid during the past two years. Information presented below has been restated to give effect to the 5% stock dividend paid in December 2001. Information below prior to October 9, 2001 relates to Landmark Bancshares, Inc., which completed its merger with MNB Bancshares, Inc. into the Company on that date.

Quarter ended	High	Low	Dividends
December 31, 2001	$20.50	$17.52	$0.15
Fiscal 2001	High	Low	Dividends
First Quarter	$19.25	$17.50	$0.1428
Second Quarter	18.50	15.88	0.1428
Third Quarter	19.00	16.56	0.1428
Fourth Quarter	22.17	18.11	0.1428
Fiscal 2000	High	Low	Dividends
First Quarter	$21.50	$15.25	$0.1428
Second Quarter	20.00	13.25	0.1428
Third Quarter	18.00	14.00	0.1428
Fourth Quarter	19.50	15.25	0.1428

INDEPENDENT ACCOUNTANTS
KPMG LLP

1000 Walnut, Suite 1600
Kansas City, Missouri 64199

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
COMPARISON OF OPERATING RESULTS FOR THE QUARTERS ENDED DECEMBER 31, 2001 AND 2000
INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES REPRICING SCHEDULE ("GAP" TABLE) At December 31, 2001 (dollars in thousands)
LANDMARK BANCORP, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS
LANDMARK BANCORP, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS
LANDMARK BANCORP, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND SEPTEMBER 30, 2001, 2000, AND 1999