Form 10-K, Exhibit 13
period 2002-12-31
LANDMARK BANCORP INC
filed 2003-03-28
CIK 1141688

Exhibit 13.1

[GRAPHIC OF THE STATE OF KANSAS WITH THE 10 CITIES OF OUR LOCATIONS IDENTIFIED]

Landmark National Bank continues the dedication to our customers and their future. Providing security, convenience and expertise. With 12 locations across Kansas, Landmark National Bank continues its customer-focused philosophy, with local decision-makers committed to the communities they serve – for the long term.

CONTENTS

Letter To Stockholders

Selected Financial and Other Data

Management’s Discussion and Analysis

Independent Auditors’ Report

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Corporate Information

TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Achievement aptly describes the calendar year of 2002 for Landmark Bancorp Inc. Your company achieved net earnings in excess of $4.5 million. These earnings translate to a return on average equity of 11.31 percent and a return on average assets of 1.35 percent. This record financial performance was accomplished as the company continued to implement organizational changes to assimilate the merger with MNB Bancshares, Inc. which was consummated in October 2001. Significant operational changes, including a computer conversion, were made during the year in order to achieve the projected cost savings and revenue enhancements anticipated to be realized as a result of the merger. Our associates were able to deal with these changes and at the same time accomplish outstanding financial results. During the year 2002 we were also able to buy back 242 thousand shares of Landmark Bancorp, Inc. stock at a cost of approximately $5.3 million. Our quarterly cash dividend was increased 6.7 percent and a 5 percent stock dividend was paid in December. All of these achievements represent the continued evolvement of Landmark Bancorp, Inc. as a vibrant, progressive, financially strong organization providing community banking services to the Kansas communities we serve. In the space below I will recap the year and elaborate on the opportunities and challenges that lie before us as we continue to move the company forward in 2003.

The achievements of 2002 would not have been possible without the unwavering dedication of our associates. The combination of the two former banking organizations brought significant change, not only in operational procedures, but in policies and cultures. These changes could not have been made without significant planning, hard work, and flexibility from all involved. The ability of a merged organization to deal with change defines whether the merger will successfully meet the expectations and achieve the anticipated synergies of the combined companies. I am proud to report that your company and its associates have risen to this challenge in an exemplary manner. We were able to successfully complete a dual computer conversion in June 2002 as both of the former data processing systems converted to a new common computer system. Throughout the year we worked on consolidating other operational systems and processes in order to achieve the efficiencies anticipated from the merger. Our associates responded with a “can do” attitude and willingly went the extra mile to insure that our efforts would be successful. As our industry continues to evolve, this organizational aptitude to adapt will serve us well as the company makes the necessary adjustments for continued success in this changing environment.

It has been approximately forty years since we have experienced interest rates as low as those experienced in 2002 and continuing through today. This is the result of the Federal Reserve’s continued efforts to forestall an economic downturn and to stimulate economic growth and recovery. This economic environment has created both opportunities and challenges for your company. Residential mortgage loan refinancing continued at a frenzied level. Your company captured much of this activity as we continue our tradition and reputation as a leading residential mortgage lender within our communities. In an effort to reduce interest rate risk exposure we continue to sell the vast majority of our fixed rate mortgage loan production to the secondary market. This activity resulted in gains on sale of loans of $1.4 million for 2002 compared to $763 thousand for the year ended September 30, 2001. We do not expect this level of refinancing activity to continue in 2003. In 2002 we witnessed a decline of approximately $28 million in the one to four family residential loan portfolio. However, as the anticipated rate of refinancing slows, we also expect the prepayments of our mortgage loan portfolio to decrease and our residential mortgage loan portfolio total dollar outstandings to begin to stabilize.

This period of low interest rates has accelerated our planned transition of the balance sheet to less reliance on residential mortgage loans and more emphasis on commercial and consumer lending. The decline in one to four family loans was partially offset by an increase of approximately $22 million in commercial and commercial real estate loans. One of our challenges in 2003 will be to continue to increase our commercial lending activity. This will need to be accomplished in an economy that, in the best case scenario, is experiencing slow growth. We will need to accomplish this increase in commercial loans in a manner that preserves our credit quality standards and does not increase our interest rate risk in the event that interest rates increase either in 2003 or shortly thereafter. These loans should not only have higher yields, but should also reprice more frequently and reduce the interest rate risk that has been inherent within our balance sheet. Assuming we are successful in our effort to increase the commercial loan portion of the total portfolio, this should contribute to greater profitability that will be sustainable over the entire interest rate cycle.

A slowing economy coupled with continued low interest rates creates challenges for most banking organizations. Interest margins come under pressure as borrowers refinance their loans in order to obtain lower interest costs. Depositors balk at the record low returns being earned on their deposits and look for alternative investments. As previously discussed, we will have to intensify our efforts in order to obtain the quality growth we need to achieve in our loan portfolio. Competition for loans is strong in this environment with the banking industry possessing strong overall capital and liquidity positions. Credit quality can pose a challenge in the economic environment which we face today. Our company has seen some deterioration in our retail lending portfolio as consumers face increased debt loads and increased unemployment. We have also experienced a slight increase in mortgage loan delinquency caused by the same factors. We have responded with enhanced loan underwriting and increased efforts that focus on aggressive collection activity in the early stages of delinquency. These efforts are showing good results. Additionally, we have increased our provision for loan losses in response to these trends. These steps have ensured that our reserve for losses on loans remained relatively stable at $2.6 million and increased from 1.10 percent to 1.12 percent as a percentage of loans. It is difficult to project the duration or severity of this economic slowdown and the impact that it will ultimately have on our industry’s loan portfolios and loan loss reserves. We will continue to focus on maintaining the strong asset quality that we have experienced in the past and that our lending culture expects.

The merger with MNB Bancshares, Inc. allowed us to expand the financial products which we offer our customers. In 2002 we were able to introduce Internet banking and the Overdraft Privilege program to our customer base on a statewide basis. We have dramatically expanded our commercial and consumer lending capabilities to meet customers’ needs. The former MNB customers now have access to a large array of mortgage loan products, including FHA and Rural Economic Development guaranteed loans. We offer investment brokerage services to customers in all of our markets. Our ATM network has expanded across the state of Kansas, which when coupled with Internet and telephone banking, gives customers unprecedented access to their accounts. All of these developments have been received with great customer enthusiasm. We are in the process of developing expanded treasury cash management services for our commercial customer base so that they may more efficiently manage their cash and gain maximum utility from their banking relationship with us. These efforts have allowed us to expand core deposit transaction accounts which are a key element of our strategy to lower funding costs and forge a complete banking relationship with our customers. These efforts have also been instrumental in our success in growing non-interest income over the past year. We expect these trends to continue.

We are very excited as we contemplate the future of your company. We feel the company is well positioned to take advantage of the opportunities which await us in 2003. Our financial platform gives us the strength and resources to continue the growth of your organization and the quality delivery of financial products to our customers. In spite of our repurchase of $5.3 million of Landmark stock in 2002, our capital exceeds $41 million, which gives us an equity to total assets ratio that is in excess of 12 percent. We are still quite liquid with $100.7 million in cash, cash equivalents, and investment securities available for sale. Our financial product array is comprehensive. Our associates are focused on delivering quality financial services and products to the customers and communities which we serve. We believe that the stage is set for another year of growth and achievement.

[PICTURE OF PAT L. ALEXANDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER, AND QUOTE]

Our efforts focus on insuring the long-term success and prosperity of your company. I would like to thank you, our shareholders, for your continuing support and confidence throughout this period of transition and growth. I would also like to thank all of my associates for their dedicated work and tireless efforts over the past several months and years. Finally, I would be remiss not to thank our customers for their continued confidence and patronage, which is imperative if we are to remain successful and achieve our goals. We look forward to 2003 and beyond with anticipation and enthusiasm.

Sincerely,

/s/ Patrick L. Alexander
Patrick L. Alexander
President and Chief Executive Officer

SELECTED FINANCIAL AND OTHER DATA OF
LANDMARK BANCORP, INC.

	At or for the year ended December 31, 2002	At or for the three months ended December 31, 2001	At or for the years ended September 30,
			2001	2000	1999	1998
	(Dollars in thousands, except per share amounts and percentages)
Selected Financial Data:
Total Assets	$341,314	$349,700	$200,255	$250,676	$244,116	$225,368
Loans(1)	229,112	240,979	144,473	191,514	177,840	174,733
Investments held-to-maturity	—	—	—	38,779	42,339	33,299
Investments available-for-sale	89,296	75,311	30,889	9,869	12,022	9,221
Cash and cash equivalents	11,449	22,163	20,001	5,090	5,976	2,844
Deposits	264,281	273,246	148,064	165,325	158,936	154,793
Borrowings	26,203	28,697	21,000	57,000	58,000	41,700
Stockholders’ equity	41,074	40,205	26,099	23,662	22,404	25,024

Selected Operating Data:
Interest Income	$19,562	$5,224	$16,438	$18,230	$17,059	$17,207
Interest expense	7,111	2,475	9,909	11,229	10,029	10,216
Net interest income	12,451	2,749	6,529	7,001	7,030	6,991
Provision for loan losses	182	33	120	267	785	265
Net interest income after provision for loan losses	12,269	2,716	6,409	6,734	6,245	6,726
Noninterest income	3,856	1,012	2,353	977	1,636	1,226
Severance and other costs related to merger with MNB(3)	—	2,705	—	—	—	—
Noninterest expense	9,184	4,796	4,277	4,056	4,191	4,134
Income (loss) before income taxes	6,941	(1,068)	4,485	3,655	3,690	3,818
Provision (benefit) for income taxes	2,363	(430)	1,780	1,272	1,334	1,454
Cumulative effect of change in accounting principle, net of tax	—	—	(215)	—	—	—
Net Earnings (loss)	$4,578	(638)	$2,490	$2,383	$2,356	$2,364
Net earnings (loss) per share(2):
Basic	$2.20	$(0.31)	$2.13	$1.99	$1.87	$1.42
Diluted	2.14	(0.31)	1.98	1.85	1.70	1.29
Operating diluted(3)	2.14	0.50	2.14	1.85	1.70	1.29
Dividends per share(2)	0.58	0.14	0.54	0.54	0.64	0.54
Book value per common share outstanding(2)	20.44	18.41	21.48	19.38	17.96	17.09

Other Data:
Return on average assets(3)(4)	1.35%	(0.72% )	1.13%	0.97%	1.01%	1.03%
Return on average equity(3)(4)	11.31	(6.29)	10.17	10.23	10.09	7.52
Equity to total assets(4)	12.03	11.50	13.03	9.44	9.18	11.10
Net interest rate spread(4)	3.44	2.82	2.57	2.48	2.64	2.41
Net yield on average interest-earning assets(4)	3.86	3.22	3.09	2.93	3.10	3.12
Nonperforming assets to total assets	0.41	0.37	0.50	0.52	0.26	0.34
Nonperforming loans to total loans	0.42	0.43	0.53	0.59	0.28	0.39
Allowance for loan losses to total loans	1.12	1.10	0.99	0.72	0.74	0.65
Dividend payout ratio	27.57	NM	25.38	27.31	34.18	39.31
Number of full service banking offices	12	12	6	6	6	6

**Our selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements, including the related notes. In conjunction with the October 9, 2001, merger with MNB Bancshares, we changed our fiscal year end from September 30 to December 31. Our selected consolidated financial data presented above as of and for the three months ended December 31, 2001, include our accounts and commencing October 9, 2001, MNB Bancshares. The selected consolidated financial data for periods prior to October 1, 2001, are Landmark Bancshares historical financial data. (NM: not meaningful)

(1)               Includes loans held for sale totaling $5,051, $5,654, $2,486, $8,854, $604, and $2,409, at December 31, 2002, and 2001, and September 30, 2001, 2000, 1999, and 1998, respectively.

(2)               All per share amounts have been adjusted to give effect to the 5% stock dividends paid in December 2002 and December 2001.

(3)               Operating earnings exclude the after tax effect of the severance and other nonrecurring costs related to the merger with MNB Bancshares in the quarter ended December 31, 2001, and the cumulative effect of the change in accounting principle in the year ended September 30, 2001. Operating earnings are a non-GAAP (Generally Accepted Accounting Principles) measure of performance, and are presented herein as additional information regarding our performance for those periods. Annualized return on average assets and average equity, excluding the severance and other merger-related costs were 1.21% and 10.58%, respectively, for the three months ended December 31, 2001.

(4)               Amounts for the three months ended December 31, 2001, have been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE PROFILE AND OVERVIEW

Landmark Bancorp, Inc. is a one-bank holding company incorporated under the laws of the State of Delaware and is engaged in the banking business through its wholly-owned subsidiary, Landmark National Bank. Landmark Bancorp is listed on the Nasdaq Stock Market National Market System (symbol “LARK”). Landmark National Bank is dedicated to providing quality financial or banking services to its local communities and continues to originate commercial loans, commercial real estate loans, small business loans, residential mortgage loans, consumer loans, and home equity loans. Effective October 9, 2001, Landmark Bancshares, Inc. and MNB Bancshares, Inc. (MNB) completed their merger into Landmark Merger Company, which immediately changed its name to Landmark Bancorp, Inc. In addition, Landmark Federal Savings Bank merged with Security National Bank and the resulting bank changed its name to Landmark National Bank, which is the wholly-owned subsidiary of Landmark Bancorp, Inc. Landmark Bancorp, Inc. is the accounting successor to the former Landmark Bancshares and therefore, all financial information presented for periods prior to October 9, 2001, reflects only the operations of Landmark Bancshares. The former Landmark Bancshares utilized a September 30 fiscal year. Landmark Bancorp has a December 31 fiscal year end and has presented the results for the quarter ended December 31, 2001, as a transition period. The results for the quarter ended December 31, 2001, include MNB’s results since October 9, 2001.

[GRAPHIC ADVERTISING CHECKING AND OVERDRAFT PRIVILEDGE SERVICES]

We achieved net earnings of $4.6 million for the year ended December 31, 2002. Diluted net earnings per share for the year ended December 31, 2002, was $2.14. The annualized return on average assets was 1.35% and the annualized return on average equity was 11.31%. During the year ended December 31, 2002, the board of directors declared a 5% stock dividend and cash dividends totaling $0.58 per share, as adjusted for the 5% stock dividend. During 2002, we successfully completed two 5% stock repurchase programs and announced the approval of a third repurchase program enabling us to repurchase an additional 5% of our outstanding common stock.

The tradition of quality assets continues and our strategy is to further diversify the deposit and loan portfolios in order to increase profitability in the future. Focusing on customers’ needs and the development of full service banking relationships has been instrumental to our success. We believe that our strong capital position puts us on solid ground and provides an excellent base for further growth and expansion.

[PICTURE OF MARK A. HERPICH, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, AND QUOTE]

Landmark National Bank is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate commercial and consumer loans, multi-family residential mortgage loans and one-to-four family residential mortgage loans.

Deposits are insured by either the Savings Association Insurance Fund or the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to the maximum amount allowed by applicable federal law and regulation. Our primary regulator is the Office of the Comptroller of the Currency. Additionally, we are subject to regulation by the Federal Deposit Insurance Corporation, as administrator of the two insurance

[GRAPHIC ADVERTISING INTERNET BANKING SERVICE]

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

[PICTURE OF MICHAEL E. SCHEOPNER, EXECUTIVE VICE PRESIDENT AND CREDIT RISK MANAGER, AND QUOTE]

Currently, our business consists of ownership of Landmark National Bank, with its main office in Manhattan, Kansas and branch offices in central and southwestern Kansas. We plan to continue exploring and evaluating opportunities to expand and enter complementary markets in an effort to enhance our asset base, long-term earnings and resources.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those which are both most important to the portrayal of our financial condition and results of operations, and require our management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to the allowance for loan losses, the valuation of investment securities, and accounting for income taxes, all of which involve significant judgment by our management.

We perform periodic and systematic detailed reviews of our lending portfolio to assess overall collectability. The level of the allowance for loan losses reflects our estimate of the collectability of the loan portfolio. While these estimates are based on substantive methods for determining allowance requirements, nevertheless, actual outcomes may differ significantly from estimated results. Additional explanation of the methodologies used in establishing this reserve is provided in the “Asset Quality and Distribution” section.

We report our investment securities at estimated fair values based on readily ascertainable values which are obtained from independent sources. Our management performs periodic reviews of the investment securities to determine if any investment securities have declined in value which might be considered other than temporary. Although we believe that our estimates of the fair values of investment securities to be reasonable and conservative, economic and market factors may affect the amounts that will ultimately be realized from these investments.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences, including the effects of IRS examinations and examinations by other state agencies, could materially impact our financial position and results of operations.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND SEPTEMBER 30, 2001

SUMMARY OF PERFORMANCE. Net earnings for the year ended December 31, 2002, were $4.6 million, an increase of 83.8%, compared to net earnings of $2.5 million for the year ended September 30, 2001. Diluted earnings per share for the year ended December 31, 2002, was $2.14 compared to $1.98 for the year ended September 30, 2001. The improvement in net earnings was generally attributable to the MNB merger, increased fees and service charges, and an improvement in our net interest margin. The earnings per share amount was impacted by the 817,806 shares that were issued in connection with the MNB merger.

INTEREST INCOME. Interest income for the year ended December 31, 2002, increased 19.0% to $19.6 million from $16.4 million for the year ended September 30, 2001. Interest income on loans increased $3.1 million, or 22.5%, for the year ended December 31, 2002, compared to the year ended September 30, 2001. Interest earned on securities and other investments increased $65,000 to $2.9 million for the year ended December 31, 2002, compared to the year ended September 30, 2001. The increase in interest income was primarily related to an increase in average earning assets resulting from the MNB merger, which overcame the decrease in rates experienced as interest earning assets repriced downward during 2002.

INTEREST EXPENSE. Interest expense for the year ended December 31, 2002, decreased to $7.1 million from $9.9 million for the year ended September 30, 2001, or 28.2%. Deposit interest expense declined to $5.8 million from $7.8 million during this period despite acquiring $131.0 million in deposits from the MNB merger, as a result of the decline in interest rates. Interest expense on borrowings, consisting primarily of advances from the Federal Home Loan Bank of Topeka, decreased $790,000, or 37.1%, to $1.3 million for the year ended December 31, 2002, as compared to the year ended September 30, 2001, as a result of scheduled principal payments and the decline in interest rates.

NET INTEREST INCOME. Net interest income represents the difference between income derived from interest-earning assets and the expense on interest-bearing liabilities. Net interest income is affected by both the difference between the rates of interest earned on interest-earnings assets and the rates paid on interest-bearing liabilities (“interest rate spread”) as well as the relative amounts of interest-earning assets and interest-bearing liabilities.

Net interest income increased to $12.5 million for the year ended December 31, 2002, compared to $6.5 million for the year ended September 30, 2001. The net interest margin for the year ended December 31, 2002, was 3.86% compared to 3.09% for the year ended September 30, 2001. This increase resulted from interest rates on our interest-bearing liabilities which repriced downward at a more rapid pace than our interest-earning assets. In addition, the acquired commercial and consumer loan portfolios of MNB combined with the commercial loan growth experienced during 2002 resulted in improved yields on interest-earning assets.

[PICTURE OF DEAN R. THIBAULT, MANHATTAN MARKET PRESIDENT, AND QUOTE]

Given the mix of our interest bearing liabilities and interest bearing assets as of December 31, 2002, the net interest margin could be expected to decline in a falling interest rate environment, and conversely, to increase in a rising rate environment. During 2001 and 2002, the Federal Open Market Committee (FOMC) lowered the target for the Federal Funds rate on eleven occasions, decreasing the rate from 6.5% on January 1, 2001, to 1.25% by December 31, 2002, for a total decline of 525 basis points. These actions caused a corresponding decrease in our prime loan rates which declined from 9.5% to 4.25%. Our net interest margin improved during fiscal 2002 as a result of the MNB merger and the acquired commercial and consumer loan portfolios of MNB combined with the commercial loan growth experienced during 2002. The net interest margin also improved due to our interest bearing liabilities repricing downward at a more rapid pace than our interest earning assets. This continued stabile low rate environment could have an adverse affect on our net interest margin during 2003 as our interest earning assets repricing downward catches up with our interest bearing liabilities which have already repriced downward.

PROVISION FOR LOAN LOSSES. We maintain, and our Board of Directors monitors, an allowance for losses on loans. The allowance is established based upon management’s periodic evaluation of known and inherent risks in the loan portfolio, review of significant individual loans and collateral, review of delinquent loans, past loss experience, adverse situations that may affect the borrowers’ ability to repay, current and expected market conditions, and other factors management deems important. Determining the appropriate level of reserves involves a high degree of management judgment and is based upon historical and projected losses in the loan portfolio and the collateral value of specifically identified problem loans. Additionally, allowance strategies and policies are subject to periodic review and revision in response to a number of factors, including current market conditions, actual loss experience and management’s expectations.

The provision for loan losses increased to $181,500 during the year ended December 31, 2002, compared to $120,000 for the year ended September 30, 2001. Our review of the loan portfolio during 2002 prompted an increase in our provision, resulting primarily from increased commercial loan balances and some deterioration in the consumer loan portfolio quality due to the economic downturn. One measure of the adequacy of the allowance for the estimated losses on loans is the ratio of the allowance to the total loan portfolio. At December 31, 2002, the allowance for loan losses was $2.6 million, or 1.1% of gross loans outstanding, compared to $1.4 million, or 1.0% of gross loans outstanding, at September 30, 2001.

[PICTURE OF MARK J. OLIPHANT, DODGE CITY MARKET PRESIDENT, AND QUOTE]

NONINTEREST INCOME. Noninterest income for the year ended December 31, 2002, increased $1.5 million, or 63.9%, to $3.9 million from $2.4 million for the year ended September 30, 2001. Fees and service charge income increased to $2.1 million from $437,000 as a result of the MNB merger and the fee income associated with MNB’s products and services. Also contributing to the increase in non-interest income was an improvement of 78.9% in gains on sale of loans from $763,000 for the year ended September 30, 2001, to $1.4 million for the year ended December 31, 2002, as residential mortgage financing activity increased due to the MNB merger and the declining interest rates during 2002. Partially offsetting the increase in non-interest income was an $874,000, or 87.5%, decrease in net gains on sales of investments from $998,000 for the year ended September 30, 2001, compared to $124,000 for the year ended December 31, 2002. This decrease in net gains on sale of investments was the result of fewer equity securities in our investment portfolio being sold during the year ended December 31, 2002, compared to the year ended September 30, 2001.

NONINTEREST EXPENSE. Noninterest expense increased $4.9 million to $9.2 million for the year ended December 31, 2002, compared to the year ended September 30, 2001. The increase was primarily related to an increase of $2.2 million in compensation and benefits expense and an increase of $652,000 in occupancy and equipment expense for the year ended December 31, 2002, compared to the year ended September 30, 2001. The additional compensation and benefits expense and occupancy and equipment expense incurred during 2002 was a result of the MNB merger.

INCOME TAXES. Income tax expense increased $582,000, or 32.7%, to $2.4 million for the year ended December 31, 2002, from $1.8 million for the year ended September 30, 2001. This increase in income tax expense resulted primarily from an increase in taxable income. The effective tax rate for fiscal 2002 was 34.0% compared to 39.7% for fiscal 2001. The decrease in the effective tax rate was primarily due to the effect of non-taxable investments that were acquired as a result of the MNB merger.

AVERAGE ASSETS/LIABILITIES. The following table sets forth information relating to average balances of interest-earning assets and interest-bearing liabilities for the year ended December 31, 2002, the three months ended December 31, 2001, and the years ended September 30, 2001, and 2000. The assets and liabilities of MNB were recorded at their respective fair market values at the merger date. Based on the relatively low interest rates prevailing at the merger date, the effective yields on MNB’s interest-earning assets and rates on MNB’s interest-bearing liabilities were significantly reduced, thus causing our post merger blended yields and cost of funds to decline in comparison to the periods presented prior to the merger. This table reflects the average yields on assets and average costs of liabilities for the periods indicated (derived by dividing income or expense by the monthly average balance of assets or liabilities, respectively) as well as the “net interest margin” (which reflects the effect of the net earnings balance) for the periods shown.

AVERAGE BALANCE SHEETS – AVERAGE YIELDS AND RATES

	Year ended December 31, 2002			Three months ended December 31, 2001
	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate (5)
ASSETS:
Interest-earning assets:
Investment securities(1)	$89,393	$2,911	3.26%	$93,466	$595	2.53%
Loans receivable, net(2)	233,311	16,650	7.14%	245,669	4,629	7.48%
Total interest-earning assets	322,704	19,561	6.06%	339,135	5,224	6.11%
Noninterest-earning assets	15,861			11,173
Total	$338,565			$350,308

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest-bearing liabilities:
Certificates of deposit	$152,407	$4,578	3.00%	$166,925	$1,716	4.08%
Money market and NOW accounts	74,032	1,026	1.39%	80,310	338	1.67%
Savings accounts	17,201	169	0.98%	18,352	76	1.64%
FHLB advances and other borrowings	28,164	1,338	4.75%	33,141	345	4.13%
Total interest-bearing liabilities	271,804	7,111	2.62%	298,728	2,475	3.29%
Noninterest-bearing liabilities	26,267			11,356
Stockholders’ equity	40,494			40,224
Total	$338,565			$350,308

Net interest income		$12,450			$2,749
Interest rate spread(3)			3.44%			2.82%
Net interest margin(4)			3.86%			3.22%
Ratio of average interest-earning assets to average interest-bearing liabilities		118.73%			113.53%

	Year ended September 30, 2001			Year ended September 30, 2000
	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
ASSETS:
Interest-earning assets:
Investment securities(1)	$47,261	$2,847	6.02%	$54,659	$3,447	6.31%
Loans receivable, net(2)	164,165	13,591	8.28%	184,269	14,783	8.02%
Total interest-earning assets	211,426	16,438	7.77%	238,928	18,230	7.63%
Noninterest-earning assets	8,392			6,898
Total	$219,818			$245,826

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest-bearing liabilities:
Certificates of deposit	$124,627	$7,031	5.64%	$122,882	$6,519	5.31%
Money market and NOW accounts	22,716	532	2.34%	23,608	630	2.67%
Savings accounts	7,284	218	2.99%	7,165	191	2.67%
FHLB advances and other borrowings	35,810	2,128	5.94%	64,253	3,889	6.05%
Total interest-bearing liabilities	190,437	9,909	5.20%	217,908	11,229	5.15%
Noninterest-bearing liabilities	4,536			4,618
Stockholders’ equity	24,845			23,300
Total	$219,818			$245,826
Net interest income		$6,529			$7,001
Interest rate spread(3)			2.57%			2.48%
Net interest margin(4)			3.09%			2.93%
Ratio of average interest-earning assets to average interest-bearing liabilities		111.02%			109.65%

(1)          Income on investment securities includes all securities, interest bearing deposits in other financial institutions and stock owned in the Federal Home Loan Bank and the Federal Reserve Bank.

(2)          Includes loans classified as non-accrual.

(3)          Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4)          Net interest margin represents net interest income divided by average interest-earning assets.

(5)          Amounts for the three months ended December 31, 2001, have been annualized.

COMPARISON OF OPERATING RESULTS FOR THE QUARTERS ENDED DECEMBER 31, 2001 AND 2000

SUMMARY OF PERFORMANCE. Operating earnings, net of tax, for the quarter ended December 31, 2001, were $1.1 million, an increase of 58%, compared to operating earnings, net of tax, of $680,000 for the quarter ended December 31, 2000. Diluted operating earnings, net of tax, per share for the quarter ended December 31, 2001, was $0.50 versus $0.54 for the quarter ended December 31, 2000. The decrease in earnings per share was primarily the result of the issuance of 817,806 shares to former MNB Bancshares, Inc. shareholders as a result of the October 9, 2001, merger. The MNB merger was completed on October 9, 2001. Accordingly, the results for the quarter ended December 31, 2001, included MNB’s results since that date. In conjunction with the merger, expenses of $2.7 million were incurred during the quarter ended December 31, 2001. The inclusion of the merger expenses resulted in a net loss of $638,000 for the quarter ended December 31, 2001. Diluted net loss per share for the quarter ended December 31, 2001, was $0.31.

On October 1, 2000, we adopted Statement of Financial Accounting Standards No. 133. In connection with the adoption, certain investments were reclassified from held-to-maturity to available-for-sale and trading and resulted in a cumulative decrease in earnings of $215,000, net of tax. Net earnings after the cumulative effect of the change in accounting principle for the quarter ended December 31, 2000, were $466,000. Diluted net earnings per share for the quarter ended December 31, 2000, was $0.37.

INTEREST INCOME. Interest income increased by $739,000, or 16.5%, to $5.2 million in the quarter ended December 31, 2001. Average interest-earning assets increased from $222.9 million for the quarter ended December 31, 2000, to $339.1 million for the quarter ended December 31, 2001, primarily due to the MNB merger. Interest income on loans increased $888,000, or 23.5%, to $4.6 million. Interest earned on securities and other investments declined $140,000 to $595,000. The increase in interest income was due to an increase in average loans resulting from the MNB merger, which overcame the decrease in rates experienced as interest-earning assets repriced during 2001.

INTEREST EXPENSE. Interest expense decreased from $2.9 million for the quarter ended December 31, 2000, to $2.5 million for the quarter ended December 31, 2001, or 14.0%. Deposit interest expense remained consistent at $2.1 million, despite acquiring $131.0 million in deposits from the MNB merger, as a result of the decline in rates.  Interest expense on borrowings, consisting primarily of advances from the Federal Home Loan Bank of Topeka, decreased $417,000, or 54.7%, to $344,000 at December 31, 2001, as a result of scheduled principal payments and the decline in rates.

NET INTEREST INCOME. Net interest income increased to $2.7 million for the quarter ended December 31, 2001, compared to $1.6 million for the quarter ended December 31, 2000. The net interest margin for the quarter ended December 31, 2001, was 3.22% compared to 2.86% for the quarter ended December 31, 2000. This increase resulted from interest rates on our interest-bearing liabilities which repriced downward at a more rapid pace than our interest-earning assets.

PROVISION FOR LOAN LOSSES. The provision for loan losses decreased to $33,000 during the quarter ended December 31, 2001, compared to $45,000 in the quarter ended December 31, 2000. With the loan portfolio quality remaining strong, our review of the portfolio, coupled with loan sales during the quarter ended December 31, 2000, prompted a slight decline in our provision. At December 31, 2001, the allowance for loan losses was $2.6 million, or 1.1% of gross loans outstanding, compared to $1.4 million, or 1.0% of gross loans outstanding, at September 30, 2001.

NONINTEREST INCOME. Noninterest income increased $468,000, or 86.1%, to $1.0 million for the quarter ended December 31, 2001. Fees and service charge income increased from $132,000 to $426,000, or by 223.6%, relating primarily to the MNB merger and the fee income associated with MNB’s products and services offered. Also contributing to this increase was an improvement in gains on sale of loans by $220,000, or 69.0%, to $539,000, as loan originations increased due to the decrease in home mortgage interest rates during 2001.

NONINTEREST EXPENSE. Noninterest expense increased $3.8 million to $4.8 million for the quarter ended December 31, 2001, resulting from additional expenses associated with the MNB merger and the $2.7 million severance and other expenses related to the MNB merger.

INCOME TAXES. An income tax benefit of $430,000 was recognized for the three months ended December 31, 2001, compared to an income tax expense of $410,000 that was incurred for the three months ended December 31, 2000. This decrease in income tax expense primarily relates to the inclusion of $2.7 million in merger-related expenses that were associated with the MNB merger that was completed in October 2001.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2001 AND 2000

SUMMARY OF PERFORMANCE. Net income increased $107,000, or 4.5%, from $2.4 million for the year ended September 30, 2000, to $2.5 million for the year ended September 30, 2001. This resulted in diluted earnings per share of $1.98 ($2.13 per basic share) for fiscal year 2001 compared to $1.85 per diluted share ($1.99 per basic share) for fiscal year 2000. This increase in net income related primarily to an increase in non-interest income offset by a decrease in net interest income after provision for loan losses.

INTEREST INCOME. Total interest income decreased $1.8 million, or 9.8%, to $16.4 million for the year ended September 30, 2001, from $18.2 million for the year ended September 30, 2000. This decrease resulted partly from the average yield on investment securities decreasing to 6.02% for the year ended September 30, 2001, compared to 6.31% for the year ended September 30, 2000. Additionally, the decrease was the result of a decrease in the balance of the loan and investment portfolios.

INTEREST EXPENSE. Interest expense for the year ended September 30, 2001, decreased $1.3 million or 11.8%, to $9.9 million from $11.2 million at September 30, 2000. This decrease was primarily due to a decrease in the volume of borrowed funds.

NET INTEREST INCOME. Net interest income decreased $472,000 from $7.0 million for the year ended September 30, 2000, to $6.5 million for the year ended September 30, 2001. Based on the portfolios of interest-earning assets and interest-bearing liabilities over the last two fiscal years, interest rate spreads were 2.57% and 2.48% for the years ended September 30, 2001, and 2000, respectively. The decrease in net interest income was attributable to the decrease in loan balances during fiscal 2001. We, as part of our interest rate risk reduction plan, sold long-term fixed rate loans out of the portfolio, moved loans to mortgage-backed investments, and began selling long-term fixed rate mortgage loans as they were originated during the year ended September 30, 2001. This substantially reduced the loan portfolio and corresponding interest income. This reduction in income was partially offset by a reduction in borrowings and lower interest rates paid on deposits. The risks related to interest rate movement are managed and continuously reviewed by management. See “Asset/Liability Management.”

PROVISION FOR LOAN LOSSES. The allowance for losses on loans was $1.4 million at September 30, 2001, and 2000. The provision for losses on loans decreased $147,000, or 55.0%, from $267,000 for the year ended September 30, 2000, to $120,000 for the year ended September 30, 2001. The decrease in the provision was related to the reduction in loan balances during fiscal 2001 along with management’s evaluation of the allowance in relation to the composition of the Bank’s loan portfolio.

The Bank had loan chargeoffs, net of recoveries, of $73,000 and $208,000 for fiscal years 2001 and 2000, respectively. Historical non-performing loan ratios are presented with the five-year financial summary information.

NONINTEREST INCOME. Non-interest income increased $1.4 million, or 140.7%, from $977,000 for the year ended September 30, 2000, to $2.4 million for the year ended September 30, 2001. This was primarily due to the increase in the net gain on the sale of investments to $998,000 for fiscal year 2001 compared to $51,000 for fiscal 2000, a $947,000 increase, or 1,865.3%, and the increase in the net gain on the sale of loans to $763,000 for fiscal year 2001 compared to $181,000 for fiscal 2000, a $582,000 increase, or 321.9%.

NONINTEREST EXPENSE. Non-interest expense increased $220,000, or 5.1%, from $4.1 million for the year ended September 30, 2000, to $4.3 million for the year ended September 30, 2001. The Bank experienced a $336,000 increase in compensation and related expenses due to filling employee positions vacant in the prior year and other normal increases in compensation.

INCOME TAXES. Income tax expense increased $508,000, or 40.0%, from $1.3 million for the year ended September 30, 2000, to $1.8 million for the year ended September 30, 2001. This increase in income tax resulted primarily from an increase in taxable income. The effective tax rate for fiscal 2001 was 39.7% compared to 34.8% for fiscal 2000.

LANDMARK BANCORP, INC. AND SUBSIDIARY

QUARTERLY RESULTS OF OPERATIONS

	Fiscal 2002 Quarters Ended
	March 31	June 30	September 30	December 31
Interest income	$5,042,396	$4,956,001	$4,913,082	$4,650,047
Interest expense	2,077,032	1,782,307	1,668,299	1,583,561
Net interest income	2,965,364	3,173,694	3,244,783	3,066,486
Provision for loan losses	33,500	33,000	50,000	65,000
Net interest income after provision for loan losses	2,931,864	3,140,694	3,194,783	3,001,486
Noninterest income	730,885	861,264	917,103	1,346,764
Noninterest expense	2,216,453	2,207,169	2,286,558	2,474,011
Earnings before income taxes	1,446,296	1,794,789	1,825,328	1,874,239
Provision for income taxes	487,956	615,287	620,828	638,668
Net earnings	$958,340	$1,179,502	$1,204,500	$1,235,571
Earnings per share (1):
Basic	$0.44	$0.56	$0.59	$0.61
Diluted	0.43	0.55	0.57	0.59

	Fiscal 2001 Quarters Ended
	December 31	March 31	June 30	September 30
Interest income	$4,484,636	$4,268,546	$4,092,177	$3,592,824
Interest expense	2,878,105	2,643,107	2,354,586	2,033,398
Net interest income	1,606,531	1,625,439	1,737,591	1,559,426
Provision for loan losses	45,000	45,000	15,000	15,000
Net interest income after provision for loan losses	1,561,531	1,580,439	1,722,591	1,544,426
Noninterest income	543,731	349,211	606,888	852,846
Noninterest expense	1,014,645	1,054,376	1,010,136	1,197,365
Earnings before income taxes	1,090,617	875,274	1,319,343	1,199,907
Provision for income taxes	410,144	322,400	488,250	559,600
Net earnings before cumulative effect of change in accounting principle	680,473	552,874	831,093	640,307
Cumulative effect of change in accounting principle, net of tax of $125,144	(214,553)	—	—	—
Net earnings	$465,920	$552,874	$831,093	$640,307
Earnings per share (1):
Basic:
Earnings before cumulative effect of change in accounting principle	$0.58	$0.48	$0.71	$0.54
Cumulative effect of change in accounting principle, net of tax	(0.18)	—	—	—
	$0.40	$0.48	$0.71	$0.54
Diluted:
Earnings before cumulative effect of change in accounting principle	$0.54	$0.45	$0.67	$0.49
Cumulative effect of change in accounting principle, net of tax	(0.17)	—	—	—
	$0.37	$0.45	$0.67	$0.49

(1)          All per share amounts have been adjusted to give effect to the 5% stock dividends paid in December 2002 and December 2001.

CAPITAL RESOURCES AND LIQUIDITY

ASSET QUALITY AND DISTRIBUTION. Total assets declined to $341.3 million at December 31, 2002, compared to $349.7 million at December 31, 2001. Our primary ongoing sources of funds are deposits, proceeds from principal and interest payments on loans and investment securities and proceeds from the sale of mortgage loans and investment securities. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition, and the restructuring of the financial services industry.

Our primary investing activities are the origination of mortgage, consumer, and commercial loans and the purchase of investment and mortgage-backed securities. Generally, we originate long-term, fixed-rate, residential mortgage loans for sale in the secondary market and do not originate and warehouse those loans for resale in order to speculate on interest rates. Net loans, excluding loans held for sale, decreased $11.3 million to $224.1 million as of December 31, 2002, from $235.3 million as of December 31, 2001. The decline was primarily the result of refinancings and paydowns in our residential mortgage portfolio. Our loan portfolio composition continues to diversify as a result of pay downs and the merger with MNB. This is evidenced by our one-to-four residential real estate loans comprising 80.6%, 54.4% and 44.7% of total loans as of September 30, 2001, December 31, 2001, and December 31, 2002, respectively.

The allowance for losses on loans is established through a provision for losses on loans based on our evaluation of the risk inherent in the loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans with respect to which full collectibility may not be reasonably assured, considers the fair value of the underlying collateral, economic conditions, historical loan loss experience, level of classified loans and other factors that warrant recognition in providing for an adequate allowance for losses on loans.

We believe that the quality of the loan portfolio continues to be strong as evidenced by the small number and amount of loans past due one month or more. As of December 31, 2002, loans with a balance of $925,000 were on non-accrual status, or 0.40% of total loans, compared to a balance of $1.0 million loans on non-accrual status, or 0.43% of total loans, as of December 31, 2001. Although residential home loans comprised 67.3% of the $925,000 non-accrual balance at December 31, 2002, we have historically incurred minimal losses based upon collateral values. We have not experienced significant asset quality deterioration relating to the commercial loans as a result of the current economic downturn. We have seen some deterioration, however, in the consumer loan portfolio asset quality as a result of the current economic conditions. Consequently, we increased the monthly loan loss provision during the third quarter of 2002 in response to these developments.

A slowdown in economic activity during 2002 which began in 2001 severely impacted several major industries as well as the economy as a whole. Even though there are numerous indications of emerging strength, it is not certain that this strength is sustainable. In addition, consumer confidence may be negatively impacted by the substantial decline in equity prices. These events could still adversely affect cash flows for both commercial and individual borrowers, as a result of which, we could experience increases in problem assets, delinquencies and losses on loans. Many financial institutions have experienced an increase in non-performing assets during this difficult economic period, as even well-established business borrowers have developed cash flow and other business related problems. We believe that the allowance for losses on loans at December 31, 2002, was adequate. While we believe that we use the best information available to determine the allowance for losses on loans, unforeseen market conditions could result in adjustment to the allowance for losses on loans. In addition, net earnings could be significantly affected if circumstances differ substantially from the assumptions used in establishing the allowance for losses on loans.

LIABILITY DISTRIBUTION. Total deposits decreased $8.9 million to $264.3 million at December 31, 2002, from $273.2 million at December 31, 2001. Borrowings decreased $2.5 million to $26.2 million at December 31, 2002, from $28.7 million at December 31, 2001.

Non-interest bearing deposits at December 31, 2002, were $23.4 million, or 8.9% of deposits, compared to $19.0 million, or 6.9% of deposits, at December 31, 2001. Money market and NOW deposit accounts were 29.6% of the portfolio and totaled $78.4 million at December 31, 2002, compared to $73.3 million, or 26.8% of deposits, at

December 31, 2001. Savings accounts decreased to $15.0 million at December 31, 2002, from $19.7 million at December 31, 2001. Certificates of deposit decreased to $147.4 million, or 55.8% of deposits, at December 31, 2002, from $161.2 million, or 59.1% of deposits, at December 31, 2001. The reduction of certificates of deposit was reflective of our excess liquidity position in that we did not bid aggressively on public deposits in 2002.

Certificates of deposit at December 31, 2002, which were scheduled to mature in one year or less, totaled $107.5 million. Historically, maturing deposits have generally remained with our Bank and we believe that a significant portion of the deposits maturing in one year or less will remain with us upon maturity.

CASH FLOWS. During the year ended December 31, 2002, our cash and cash equivalents decreased $10.7 million. Our operating activities during 2002 provided us net cash of $9.1 million. We used net cash of $2.8 million in investing activities in 2002, primarily for the purchase of investment securities of $40.6 million and the purchase of equipment of $760,000, net of retirements. These outflows of cash for investing purposes were offset by the maturities and prepayments of investment securities of $27.1 million and a net decrease in our loan portfolio of $10.4 million. We used net cash of $17.0 million in financing activities during 2002, primarily due to a $9.0 million decrease in our deposits portfolio, the purchase of $5.3 million in treasury stock, the payment of $1.2 million in dividends, and the payment of $36.5 million of debt which was offset by $34.1 million in borrowings. These outflows of cash for financing activities were also offset by $1.0 million of proceeds from the issuance of common stock associated with the exercise of stock options.

During the quarter ended December 31, 2001, our cash and cash equivalents increased $2.2 million. We had net cash provided by investing activities of $9.0 million, which consisted primarily of a net decrease of loans of $8.4 million, maturities and prepayments of investment securities of $15.8 million which were offset by purchases of investment securities of $21.4 million. Net cash of $1.8 million was used in operating activities during the three months ended December 31, 2001. Net cash of $5.0 million was used in financing activities primarily from the decrease in deposits of $5.8 million.

During the year ended September 30, 2001, our cash and cash equivalents increased $14.9 million. We had net cash provided by investing activities of $59.8 million, which consisted primarily of a net decrease of loans of $22.3 million and proceeds from sales of investment securities available-for-sale and trading of $31.5 million which was offset by $5.7 million of investment securities purchases. Operating activities provided net cash of $9.9 million during the fiscal year 2001. Net cash of $54.7 million was used in financing activities primarily due to a decrease in deposits of $17.8 million and the payment of $245 million of debt which was offset by $209 million in borrowings.

LIQUIDITY. Our most liquid assets are cash and cash equivalents and investment securities available for sale. The level of these assets is dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2002, and 2001, and September 30, 2001, the carrying value of these liquid assets totaled $100.7 million, $97.5 million, and $50.9 million, respectively. During periods in which we are not able to originate a sufficient amount of loans and/or periods of high principal prepayments, we increase our liquid assets by investing in short-term U.S. Government and agency securities or high-grade municipal securities.

Liquidity management is both a daily and long-term function of our strategy. Excess funds are generally invested in short-term investments. In the event we require funds beyond our ability to generate them internally, additional funds are available through the use of Federal Home Loan Bank advances, a line of credit with the Federal Home Loan Bank or through sales of securities. At December 31, 2002, we had outstanding Federal Home Loan Bank advances of $26.2 million and no borrowings outstanding on our line of credit with the Federal Home Loan Bank. At December 31, 2002, our total borrowing capacity with the Federal Home Loan Bank was approximately $77.7 million.

At December 31, 2002, we had outstanding loan commitments of $31.6 million. We anticipate that sufficient funds will be available to meet current loan commitments. These commitments consist of letters of credit, unfunded lines of credit and commitments to finance real estate loans.

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

At December 31, 2002, we continued to maintain a sound Tier 1 capital ratio of 11% and a risk based capital ratio of 19%. As shown by the following table, our capital exceeded the minimum capital requirements: (dollars in thousands)

	Amount	Percent	Required
Tier 1 leverage capital	$36,545	11%	4%
Risk based capital	$39,110	19%	8%

Banks and bank holding companies are generally expected to operate at or above the minimum capital requirements. The above ratios are well in excess of regulatory minimums and should allow us to operate without capital adequacy concerns. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a bank rating system based on the capital levels of banks. We are rated “well capitalized”, which is the highest rating available under this capital-based rating system.

DIVIDENDS. During the year ended December 31, 2002, we paid a cash dividend of $0.15 per share to our stockholders for each of the first three quarters. The cash dividend was increased to $0.16 per share in the fourth quarter of 2002. The fourth quarter dividend represented a 6.7% increase over the amount paid in the previous quarter. Additionally, a 5% stock dividend was granted in December 2002. A 5% stock dividend was also granted in December 2001.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations. As described above, Landmark National Bank exceeded its minimum capital requirements under applicable guidelines as of December 31, 2002. The National Bank Act imposes limitations on the amount of dividends that a national bank may pay without prior regulatory approval. Generally, the amount is limited to the bank’s current year’s net earnings plus the adjusted retained earnings for the two preceding years. As of December 31, 2002, approximately $2.4 million was available to be paid as dividends to Landmark Bancorp by Landmark National Bank without prior regulatory approval.

RECENT ACCOUNTING DEVELOPMENTS

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. We do not believe that the adoption of Statement No. 146 will have a significant impact on our consolidated financial statements.

In October 2002, the FASB issued Statement No. 147, Acquisitions of Certain Financial Institutions. This Statement provides guidance on the accounting for the acquisition of a financial institution and applies to all acquisitions except those between two or more mutual enterprises. Those transition provisions were effective on October 1, 2002. The scope of Statement No. 144 was amended to include long-term customer-relationship intangible assets such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets. We do not believe that the adoption of Statement No. 147 will have a significant impact on our consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. This Statement, which amends Statement 123, Accounting for Stock-Based Compensation, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition it requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.

In November 2002, the FASB issued Interpretation No. 45, Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. We do not believe that the adoption of Interpretation No. 45 will have a significant impact on our consolidated financial statements.

EFFECTS OF INFLATION

Our consolidated financial statements and accompanying footnotes have been prepared in accordance with GAAP (accounting principles generally accepted in the United States of America), which generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of our operations because our assets and liabilities are primarily monetary and interest rates have a greater impact on our performance than do the effects of inflation.

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

Simulation models are prepared to determine the impact on net interest income for the coming twelve months, including using rates at December 31, 2002, and forecasting volumes for the twelve month projection. This position is then subjected to a shift in interest rates of 100 and 200 basis points rising and 100 basis points falling with an impact to our net interest income on a one year horizon as follows:

Scenario	$ change in net interest income	% of net interest income
100 basis point rising	$270,000	2.2%
200 basis point rising	$503,000	4.1%
100 basis point falling	$(393,000)	(3.2)%

We believe we are appropriately positioned for future interest rate movements, although we may experience some fluctuations in net interest income due to short term timing differences between the repricing of assets and liabilities.

ASSET/LIABILITY MANAGEMENT

We are emphasizing the origination of adjustable rate mortgages for portfolio retention along with shorter-term consumer and commercial loans to reduce the sensitivity of our earnings to interest rate fluctuations. Interest rate “gap” analysis is a common, though imperfect, measure of interest rate risk which measures the relative dollar amounts of interest-earning assets and interest bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The “gap” is the difference between the amounts of such assets and liabilities that are subject to such repricing. A “positive” gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing during that same period. In a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yield of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly than the yield on its assets in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a “negative” gap.

Following is our “static gap” schedule. One-to-four family and consumer loans included prepayment assumptions, while all other loans assume no prepayments. The mortgage-backed securities included published prepayment assumptions, while all other investments assume no prepayments.

Certificates of deposit reflect contractual maturities only. Money market accounts are rate sensitive and accordingly, a higher percentage of the accounts have been included as repricing immediately in the first period. Savings and NOW accounts are not as rate sensitive as money market accounts and for that reason a significant percentage of the accounts are reflected in the 1 to 5 years category.

We have been successful in meeting the interest sensitivity objectives set forth in our policy. This has been accomplished primarily by managing the assets and liabilities while maintaining our traditional high credit standards.

INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES

REPRICING SCHEDULE (“GAP” TABLE)

At December 31, 2002

(Dollars in thousands)

	3 months or less	More than 3 to 12 months	More than 1 to 5 years	Over 5 years	Total
Interest-earning assets:
Overnight investments	$7,466	$—	$—	$—	$7,466
Investment securities	13,175	23,484	46,513	6,124	89,296
Loans	35,443	80,105	98,254	13,283	227,085
Total interest-earning assets	$56,084	$103,589	$144,767	$19,407	$323,847

Interest-bearing liabilities:
Certificates of deposit	$36,548	$70,966	$39,919	$12	$147,445
Money market and NOW accounts	7,783	11,567	59,037	—	78,387
Savings accounts	750	2,250	12,005	—	15,005
Borrowed money	800	2,309	12,000	11,094	26,203
Total interest-bearing liabilities	$45,881	$87,092	$122,961	$11,106	$267,040

Interest sensitivity gap per period	$10,203	$16,497	$21,806	$8,301	$56,807
Cumulative interest sensitivity gap	$10,203	$26,700	$48,506	$56,807

Cumulative gap as a percent of total interest-earning assets	3.15%	8.24%	14.98%	17.54%

Cumulative interest sensitive assets as a percent of cumulative interest sensitive liabilities	122.24%	120.08%	118.95%	121.27%

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

FORWARD-LOOKING STATEMENTS

This document (including information incorporated by reference) contains, and future oral and written statements by us and our management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of our management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, the following:

•   The strength of the United States economy in general and the strength of the local economies in which we conduct our operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of our assets.

•   The economic impact of past and any future terrorist attacks, acts of war or threats thereof, and the response of the United States to any such threats and attacks.

•   The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

•   The effects of changes in interest rates (including the effects of changes in the rate of prepayments of our assets) and the policies of the Board of Governors of the Federal Reserve System.

•   Our ability to compete with other financial institutions as effectively as we currently intend due to increases in competitive pressures in the financial services sector.

•   Our inability to obtain new customers and to retain existing customers.

•   The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet.

•   Technological changes implemented by us and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to us and our customers.

•   Our ability to develop and maintain secure and reliable electronic systems.

•   Our ability to retain key executives and employees and the difficulty that we may experience in replacing key executives and employees in an effective manner.

•   Consumer spending and saving habits which may change in a manner that affects our business adversely.

•   Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.

•   The costs, effects and outcomes of existing or future litigation.

•   Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•   Our ability to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning us and our business, including other factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Landmark Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Landmark Bancorp, Inc. and subsidiary (the Company) as of December 31, 2002, December 31, 2001, and September 30, 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2002, the three months ended December 31, 2001, and the year ended September 30, 2001, respectively. The accompanying consolidated statements of operations for the year ended September 30, 2000 were audited by other auditors whose report, dated October 26, 2000, expressed an unqualified opinion thereon. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, December 31, 2001, and September 30, 2001, and the results of their operations and their cash flows for the year ended December 31, 2002, the three months ended December 31, 2001 and the year ended September 30, 2001, respectively, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2(e) to the consolidated financial statements, effective October 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The Company adopted the remaining provisions of SFAS 142 on January 1, 2002.

/s/ KPMG LLP
Kansas City, Missouri
March 4, 2003

LANDMARK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001	September 30, 2001
Assets
Cash and cash equivalents:
Cash	$3,982,332	2,947,512	1,026,721
Interest-bearing deposits in other financial institutions	7,466,352	19,215,746	18,974,128
Total cash and cash equivalents	11,448,684	22,163,258	20,000,849
Investment securities available-for-sale	89,296,337	75,310,561	30,888,921
Loans, net	224,061,263	235,324,457	141,987,020
Loans held for sale	5,050,603	5,654,077	2,486,449
Premises and equipment, net of accumulated depreciation	3,755,048	3,521,469	1,464,606
Goodwill	1,971,178	2,108,801	—
Accrued interest and other assets	5,731,067	5,616,935	3,427,540
Total assets	$341,314,180	349,699,558	200,255,385

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest bearing demand	$23,443,639	18,969,312	8,040,520
Money market and NOW	78,387,200	73,332,537	19,751,450
Savings	15,004,882	19,742,912	8,382,663
Time, $100,000 and greater	22,683,902	21,828,171	20,716,486
Time, other	124,761,247	139,373,353	91,172,383
Total deposits	264,280,870	273,246,285	148,063,502
Federal Home Loan Bank borrowings	26,203,121	28,697,063	21,000,000
Accrued interest and expenses, taxes, and other liabilities	9,756,414	7,551,457	5,092,495
Total liabilities	300,240,405	309,494,805	174,155,997

Stockholders’ equity:
Common stock, $0.01 par, $0.01 par and $0.10 par, respectively. Authorized 3,000,000 shares; issued 2,157,865, 2,082,681, and 2,281,312, respectively	21,578	20,827	228,131
Additional paid-in capital	18,269,582	17,075,297	22,368,048
Retained earnings	24,295,211	23,073,530	25,880,695
Treasury stock, at cost; 148,031, 2,306, and 1,179,374 shares, respectively	(3,266,359)	(43,940)	(22,622,838)
Unearned employee benefits	(145,207)	(344,099)	(282,084)
Accumulated other comprehensive income	1,898,970	423,138	527,436
Total stockholders’ equity	41,073,775	40,204,753	26,099,388

Commitments and contingencies
Total liabilities and stockholders’ equity	$341,314,180	349,699,558	200,255,385

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,	Three months ended December 31,		Years ended September 30,
	2002	2001	2000	2001	2000
	(Unaudited)
Interest income:
Loans	$16,649,738	4,628,776	3,749,080	13,591,077	14,782,605
Investment securities	2,809,559	532,745	696,053	2,630,289	3,283,504
Other	102,229	62,582	39,503	216,817	164,499
Total interest income	19,561,526	5,224,103	4,484,636	16,438,183	18,230,608
Interest expense:
Deposits	5,773,331	2,130,349	2,116,260	7,781,296	7,340,453
Other borrowings	1,337,868	344,829	761,845	2,127,900	3,888,907
Total interest expense	7,111,199	2,475,178	2,878,105	9,909,196	11,229,360
Net interest income	12,450,327	2,748,925	1,606,531	6,528,987	7,001,248
Provision for loan losses	181,500	32,500	45,000	120,000	266,970
Net interest income after provision for loan losses	12,268,827	2,716,425	1,561,531	6,408,987	6,734,278
Noninterest income:
Fees and service charges	2,126,059	425,599	131,519	437,312	455,021
Gains on sales of loans	1,365,691	538,510	318,730	763,470	180,979
Gains (losses) on sales of investment securities, net	124,333	(601)	66,867	997,859	50,768
Other	239,933	48,212	26,615	154,035	290,712
Total noninterest income	3,856,016	1,011,720	543,731	2,352,676	977,480
Noninterest expense:
Compensation and benefits	4,849,011	1,099,979	627,247	2,674,664	2,338,671
Severance and other costs related to merger with MNB	—	2,704,826	—	—	—
Occupancy and equipment	1,198,710	268,443	149,229	546,576	560,047
Amortization	388,568	113,556	29,775	181,262	89,036
Professional fees	281,949	49,753	23,981	76,100	107,438
Data processing	347,900	70,193	32,008	145,289	164,622
Other	2,118,053	489,625	152,405	652,631	796,632
Total noninterest expense	9,184,191	4,796,375	1,014,645	4,276,522	4,056,446
Earnings (loss) before income taxes	6,940,652	(1,068,230)	1,090,617	4,485,141	3,655,312
Income tax expense (benefit)	2,362,739	(430,438)	410,144	1,780,394	1,271,947
Net earnings (loss) before cumulative effect of change in accounting principle	4,577,913	(637,792)	680,473	2,704,747	2,383,365
Cumulative effect of change in accounting principle, net of tax of $125,144	—	—	(214,553)	(214,553)	—
Net earnings (loss)	$4,577,913	(637,792)	465,920	2,490,194	2,383,365
Earnings (loss) per share:
Basic:
Earnings (loss) before cumulative effect of change in accounting principle	$2.20	(0.31)	0.58	2.31	1.99
Cumulative effect of change in accounting principle, net of tax	—	—	(0.18)	(0.18)	—
	$2.20	(0.31)	0.40	2.13	1.99
Diluted:
Earnings (loss) before cumulative effect of change in accounting principle	$2.14	(0.31)	0.54	2.15	1.85
Cumulative effect of change in accounting principle, net of tax	—	—	(0.17)	(0.17)	—
	$2.14	(0.31)	0.37	1.98	1.85

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP , INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2002, THREE MONTHS ENDED DECEMBER 31, 2001,

AND YEARS ENDED SEPTEMBER 30, 2001, AND 2000

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Unearned employee benefits	Accumulated other comprehensive income (loss)	Total
Balance at September 30, 1999	$228,131	22,706,378	22,290,140	(22,144,168)	(555,841)	(120,493)	22,404,147
Comprehensive income:
Net earnings	—	—	2,383,365	—	—	—	2,383,365
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	9,899	9,899
Total comprehensive income	—	—	2,383,365	—	—	9,899	2,393,264
Dividends paid ($0.57 per share)	—	—	(650,889)	—	—	—	(650,889)
Amortization of unearned employee benefits	—	59,134	—	—	136,878	—	196,012
Exercise of stock options, 42,803 shares	—	(290,304)	—	692,308	—	—	402,004
Purchase of 60,148 treasury shares	—	—	—	(1,082,534)	—	—	(1,082,534)
Balance at September 30, 2000	228,131	22,475,208	24,022,616	(22,534,394)	(418,963)	(110,594)	23,662,004
Comprehensive income:
Net earnings	—	—	2,490,194	—	—	—	2,490,194
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	638,030	638,030
Total comprehensive income	—	—	2,490,194	—	—	638,030	3,128,224
Dividends paid ($0.54 per share)	—	—	(632,115)	—	—	—	(632,115)
Amortization of unearned employee benefits	—	76,900	—	—	136,879	—	213,779
Exercise of stock options, 20,039 shares	—	(184,060)	—	384,453	—	—	200,393
Purchase of 25,475 treasury shares	—	—	—	(472,897)	—	—	(472,897)
Balance at September 30, 2001	228,131	22,368,048	25,880,695	(22,622,838)	(282,084)	527,436	26,099,388
Comprehensive loss:
Net loss	—	—	(637,792)	—	—	—	(637,792)
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	(104,298)	(104,298)
Total comprehensive loss	—	—	(637,792)	—	—	(104,298)	(742,090)
Retirement of 1,177,374 treasury shares and change in par value to $0.01 in connection with the merger of MNB	(217,112)	(22,367,346)	—	22,584,458	—	—	—
Issuance of 817,806 shares in connection with the acquisition of MNB, net of cost of issuance aggregating $892,000	8,178	14,527,089	—	—	(103,950)	—	14,431,317
Dividends paid ($0.14 per share)	—	—	(298,884)	—	—	—	(298,884)
Amortization of unearned employee benefits	—	3,794	—	—	41,935	—	45,729
Exercise of stock options, 63,917 shares including tax benefit of $19,607	639	674,214	—	38,380	—	—	713,233
Purchase of 2,306 treasury shares	—	—	—	(43,940)	—	—	(43,940)
5% stock dividend, 99,020 shares	991	1,869,498	(1,870,489)	—	—	—	—
Balance at December 31, 2001	20,827	17,075,297	23,073,530	(43,940)	(344,099)	423,138	40,204,753
Comprehensive income (loss):
Net income	—	—	4,577,913	—	—	—	4,577,913
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	1,475,832	1,475,832
Total comprehensive income	—	—	4,577,913	—	—	1,475,832	6,053,745
Dividends paid ($.58 per share)	—	—	(1,239,819)	—	—	—	(1,239,819)
Amortization of unearned employee benefits	—	151,104	—	—	198,892	—	349,996
Exercise of stock options, 75,184 shares, including tax benefit of $313,383	751	1,045,564	—	—	—	—	1,046,315
Issuance of 2,625 stock options	—	4,307	—	—	—	—	4,307
Purchase of 242,409 treasury shares	—	—	—	(5,345,522)	—	—	(5,345,522)
5% stock dividend, 96,684 shares	—	(6,690)	(2,116,413)	2,123,103	—	—	—
Balance at December 31, 2002	$21,578	18,269,582	24,295,211	(3,266,359)	(145,207)	1,898,970	41,073,775

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	Three months ended December 31,		Years ended September 30,
	2002	2001	2000	2001	2000
	(Unaudited)
Cash flows from operating activities:
Net earnings (loss)	$4,577,913	(637,792)	465,920	2,490,194	2,383,365
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	—	339,697	339,697	—
Provision for loan losses	181,500	32,500	45,000	120,000	266,970
Amortization of intangibles	388,568	113,556	29,775	181,262	89,036
Depreciation	462,458	116,113	54,945	209,064	231,345
Issuance of stock options	4,307	—	—	—	—
Deferred income taxes	83,674	(666,196)	—	(185,375)	(127,684)
Net (gains) losses on sales of investment securities, premises and equipment, and foreclosed assets	(120,364)	16,070	(66,867)	(918,424)	(50,768)
Net gain on sales of loans	(1,365,691)	(538,510)	(318,730)	(763,470)	(180,979)
Proceeds from sale of loans	71,045,396	22,811,389	16,148,425	35,713,523	8,939,705
Origination of loans held for sale	(69,076,231)	(24,749,172)	(7,346,658)	(28,558,331)	(9,787,423)
Purchase of loans held for sale	—	—	—	(36,000)	—
Changes in assets and liabilities:
Accrued interest and other assets	1,313,318	998,319	309,561	475,687	20,794
Accrued expenses, taxes, and other liabilities	1,617,213	721,692	198,251	789,833	(117,679)
Net cash provided by (used in) operating activities	9,112,061	(1,782,031)	9,859,319	9,857,660	1,666,682
Cash flows from investing activities:
Net increase (decrease) in loans	10,445,920	8,367,115	2,881,405	22,342,678	(13,163,886)
Maturities and prepayments of investment securities held-to-maturity	—	—	—	—	3,571,577
Maturities and prepayments of investment securities available-for-sale	27,067,374	15,829,860	829,467	5,725,216	—
Net cash received from merger of MNB	—	5,987,107	—	—	—
Purchases of investment securities available-for-sale	(40,587,495)	(21,375,571)	(10,000)	(10,000)	(825,000)
Proceeds from sale of investment securities	437,604	61,815	9,843,691	31,485,856	3,493,977
Proceeds from sales of premises and equipment and foreclosed assets	569,330	109,284	181,989	335,209	281,826
Purchases of premises and equipment, net	(759,993)	(34,716)	—	(38,500)	(106,745)
Other investing activity, net	(992)	15,229	6,967	(40,652)	(6,574)
Net cash (used in) provided by investing activities	(2,828,252)	8,960,123	13,733,519	59,799,807	(6,754,825)
Cash flows from financing activities:
Net (decrease) increase in deposits	(8,965,415)	(5,826,283)	(11,316,446)	(17,841,970)	6,582,388
Federal Home Loan Bank borrowings	34,055,000	1,750,000	122,000,000	209,000,000	405,500,000
Federal Home Loan Bank repayments	(36,548,942)	(789,809)	(133,000,000)	(245,000,000)	(406,500,000)
Repayments on note payable	—	(520,000)	—	—	—
Proceeds from issuance of common stock under stock option plan	1,046,315	713,233	—	200,393	359,580
Payment of dividends	(1,239,819)	(298,884)	(159,072)	(632,115)	(650,889)
Purchase of treasury stock	(5,345,522)	(43,940)	(270,654)	(472,897)	(1,082,534)
Other financing activities, net	—	—	—	—	(6,161)
Net cash (used in) provided by financing activities	(16,998,383)	(5,015,683)	(22,746,172)	(54,746,589)	4,202,384
Net (decrease) increase in cash and cash equivalents	(10,714,574)	2,162,409	846,666	14,910,878	(885,759)
Cash and cash equivalents at beginning of period	22,163,258	20,000,849	5,089,971	5,089,971	5,975,730
Cash and cash equivalents at end of period	$11,448,684	22,163,258	5,936,637	20,000,849	5,089,971
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	$1,403,000	—	182,000	1,572,000	1,296,000
Cash paid during the period for interest	7,195,000	2,375,000	3,028,000	9,759,000	11,409,000
Supplemental schedule of noncash investing and financing activities:
Transfer of loans to real estate owned	$717,000	—	325,000	871,000	601,000
Loans to facilitate sale of foreclosed assets	—	—	—	—	116,000
Bank merger:
Fair value of liabilities assumed	—	140,781,000	—	—	—
Fair value of assets acquired	—	149,225,000	—	—	—
Net transfer of loans held for investment to held for sale	—	—	—	—	7,221,000
Loans securitized and transferred to investment securities	—	—	—	17,786,000	—

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, AND 2001, AND SEPTEMBER 30, 2001, AND 2000

(1) MERGER OF LANDMARK BANCSHARES AND MNB BANCSHARES

On October 9, 2001, Landmark Bancshares, Inc. (LBI) and MNB Bancshares, Inc. (MNB) completed a merger of equals. Concurrent with the merger, Landmark National Bank and Security National Bank (wholly owned subsidiaries of LBI and MNB) merged. In connection with the merger, Landmark Bancorp, Inc. (the Company) was formed, and 1,103,938 shares were issued to the former LBI stockholders and 817,806 shares were issued to the former MNB stockholders. The merger was accounted for as an acquisition of MNB by LBI, using the purchase method of accounting. Total consideration paid, consisting primarily of the fair value of the 817,806 shares issued to the former MNB stockholders, aggregated $15.3 million. The value of the 817,806 shares issued was based on the average closing price of the LBI common stock for the five days prior to and following the announcement of the signing of the merger agreement. The cost in excess of the tangible and identifiable intangible net assets acquired has been recorded as goodwill. The Company recorded a core deposit intangible asset of $780,000 and goodwill attributable to the merger with MNB of $2.1 million, which is included in accrued interest and other assets in the accompanying consolidated balance sheet.

The former LBI utilized a September 30 fiscal year while the Company has a December 31 year. The accompanying consolidated financial statements as of and for the three months ended December 31, 2001, include the accounts of the Company and, commencing October 9, 2001, MNB, which are presented as a transition period. The consolidated financial statements for periods prior to October 1, 2001, are LBI’s historical financial statements. Pro forma information, as if the merger was consummated October 1, 1999, and excluding the severance and other costs related to the merger, is as follows:

	Years ended September 30,
	2001	2000
Revenue	$29,936,000	$29,801,000
Net earnings before cumulative effect of the change in accounting principle	$3,881,000	$3,294,000
Net earnings	$3,666,000	$3,294,000
Diluted earnings per share	$1.69	$1.50

In conjunction with the merger, the Company incurred severance and other merger-related costs of $2.7 million, which were charged to operating expenses in the three-month period ended December 31, 2001. Included in accrued expenses are undisbursed amounts relating to such costs aggregating $30,000 and $479,000 at December 31, 2002, and 2001, respectively.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Landmark National Bank (the Bank). Intercompany balances and transactions have been eliminated in consolidation. The Bank is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate commercial and consumer loans, multifamily residential mortgage loans, and one-to-four family residential mortgage loans.

(b) Investment Securities

The Company classifies its investment securities portfolio as held-to-maturity, which are recorded at amortized cost; available-for-sale, which are recorded at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity until realized; or trading securities, which are held principally for resale and reported at fair value, with unrealized changes in value reported in the Bank’s income statement as part of earnings.

Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Purchased premiums and discounts on investment securities are amortized/accreted into interest income using the yield-to-maturity method based upon the contractual maturity of the asset, adjusted for any unexpected prepayments. Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. In connection with the adoption, certain investments were reclassified from held-to-maturity to available-for-sale and trading (see note 3). Premiums and discounts are amortized over the estimated lives of the securities using a method which approximates the interest method. Gains and losses on sales are calculated using the specific identification method.

During the year ended September 30, 2001, certain securities previously classified as available-for-sale suffered declines in value which management believed were other than temporary. Accordingly, the unrealized loss on those securities, aggregating $94,957, was recorded as a part of the gain on sale of investment securities, net, for the year ended September 30, 2001.

(c) Loans and Related Earnings

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances, net of undisbursed loan proceeds, the allowance for loan losses, and any deferred fees or costs on originated loans.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value. Net unrealized losses are recognized through a valuation allowance by charges to income. Origination fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. Origination fees received on other loans in excess of amounts representing the estimated costs of origination are deferred and credited to interest income using the interest method.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, the current level of nonperforming assets, and current economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

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

(d) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line or accelerated methods over the estimated useful lives of the assets, ranging from three to fifty years. Major replacements and betterments are capitalized while maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in operations as incurred.

(e) Intangible Assets

Effective October 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The remaining provisions of SFAS 142 were adopted on January 1, 2002. The Company’s goodwill and core deposit intangible resulted from the acquisition of MNB by LBI on October 9, 2001. Pursuant to certain provisions in SFAS No. 142, goodwill resulting from the merger with MNB is not amortized; however, it is tested for impairment on a periodic basis. The core deposit intangible is being amortized over ten years on an accelerated basis. Core deposit amortization expense was $138,000 for the year ended December 31, 2002, and $35,000 for the three months ended December 31, 2001.

Mortgage servicing assets are recognized as separate assets when rights are acquired through the sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into non-interest expense in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost.

(f) Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities, of a change in tax rates, is recognized in income in the period that includes the enactment date.

(g) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(h) Comprehensive Income

The Company’s only component of other comprehensive income (loss) is the unrealized holding gains and losses on available-for-sale securities as shown below:

	Year ended December 31, 2002	Three months ended December 31, 2001	Years ended September 30,
			2001	2000
Unrealized holding gains (losses)	$2,504,707	(171,888)	3,170,655	68,528
Less cumulative effect of a change in accounting principle (see note 3)	—	—	1,139,745	—
Less reclassification adjustment for gains (losses) included in net income	124,333	(601)	997,859	50,768
Net unrealized gains (losses) on securities	2,380,374	(171,287)	1,033,051	17,760
Income tax expense (benefit)	904,542	(66,989)	395,021	7,861
Other comprehensive income (loss)	$1,475,832	(104,298)	638,030	9,899

(i) Foreclosed assets

Assets acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds the fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

(j) Stock Based Compensation

The Company has stock-based employee compensation plans, which are described more fully in Note 10. The Company utilizes the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123 establishes a fair-value method of accounting for employee stock options or similar equity instruments. The fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of its stock options. The fair value is recognized as additional compensation expense over the option vesting period, which is typically five years.

(k) Earnings Per Share

Basic earnings (loss) per share represents net earnings divided by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Earnings per share for all periods presented has been adjusted to give effect to the 5% stock dividends paid by the Company in December 2002 and 2001.

The shares used in the calculation of basic and diluted earnings per share, which have been restated for the 5% stock dividends paid in December 2002 and 2001, are shown below:

	Year ended December 31, 2002	Three months ended December 31, 2001	Years ended September 30,
			2001	2000
Weighted average common shares outstanding	2,083,991	2,061,618	1,167,356	1,197,897
Stock options	58,491	76,736	92,888	89,653
	2,142,482	2,138,354	1,260,244	1,287,550

(l) Reclassifications

Certain reclassifications to prior year amounts have been made to conform with the current year presentation.

(3) INVESTMENT SECURITIES AVAILABLE-FOR-SALE

A summary of investment securities information is as follows:

	December 31, 2002
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U. S. government and agency obligations	$12,020,551	635,249	—	12,655,800
Municipal obligations	12,569,039	609,880	—	13,178,919
Mortgage-backed securities	56,832,802	1,274,622	(284)	58,107,140
Federal Home Loan Bank stock	2,521,400	—	—	2,521,400
Common stock	932,997	548,367	(6,579)	1,474,785
Federal Reserve Bank stock	805,050	—	—	805,050
Corporate bonds	100,000	1,600	—	101,600
Other investments	451,643	—	—	451,643
Total	$86,233,482	3,069,718	(6,863)	89,296,337

	December 31, 2001
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U. S. government and agency obligations	$12,620,348	147,905	—	12,768,253
Municipal obligations	11,853,020	105,844	11,103	11,947,761
Mortgage-backed securities	44,645,121	398,809	271,291	44,772,639
Federal Home Loan Bank stock	3,425,400	—	—	3,425,400
Common stock	1,146,267	332,874	24,457	1,454,684
Federal Reserve Bank stock	287,700	—	—	287,700
Corporate bonds	200,000	3,900	—	203,900
Other investments	450,224	—	—	450,224
Total	$74,628,080	989,332	306,851	75,310,561

	September 30, 2001
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U. S. government and agency obligations	$8,500,000	7,630	—	8,507,630
Municipal obligations	985,000	34,443	—	1,019,443
Mortgage-backed securities	15,314,207	589,690	11,754	15,892,143
Federal Home Loan Bank stock	3,597,500	—	—	3,597,500
Common stock	1,208,682	288,345	52,586	1,444,441
Corporate bonds	200,000	—	2,000	198,000
Other investments	229,764	—	—	229,764
Total	$30,035,153	920,108	66,340	30,888,921

Included in investment securities available-for-sale are restricted stock investments in the Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) that are required to be maintained by the Company. The cost of such investments represents their redemption value.

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

	Securities transferred
	Trading (at fair value)	Available for-sale (at fair value)	Total (at fair value)	Total (at book value)
Investment securities	$9,642,188	17,621,420	27,263,608	28,666,885
Mortgage-backed securities	—	10,035,853	10,035,853	10,112,018
Total	$9,642,188	27,657,273	37,299,461	38,778,903

Gross realized gains and losses on sales of available-for-sale securities are as follows:

	Year ended December 31, 2002	Three months ended December 31, 2001	Years ended September 30,
			2001	2000
Realized gains	$124,333	2,036	1,175,489	92,516
Realized losses	—	(2,637)	(177,630)	(41,748)
Total	$124,333	(601)	997,859	50,768

All trading securities were sold during 2000. As of October 1, 2000, the effect of the transfer of these securities was reported as a cumulative adjustment from a change in accounting principle, net of tax effect, impacting earnings, and other comprehensive income as follows:

	Adjustment to earnings	Adjustment to other comprehensive income	Total adjustments
Investment securities	$(339,697)	(1,063,580)	(1,403,277)
Mortgage-backed securities	—	(76,165)	(76,165)
Pretax loss	(339,697)	(1,139,745)	(1,479,442)
Income tax benefit	125,144	419,882	545,026
Net loss	$(214,553)	(719,863)	(934,416)

Maturities of investment securities at December 31, 2002, are as follows:

	Amortized cost	Estimated fair value
Due in less than one year	$5,240,208	5,304,673
Due after one year but within five years	16,342,432	17,413,372
Due after five years	3,006,950	3,116,674
Mortgage-backed securities, FHLB stock, FRB stock, corporate bonds, common stock, and other investments	61,643,892	63,461,618
Total	$86,233,482	89,296,337

Except for U. S. government and agency obligations, no investment in a single issuer exceeded 10% of stockholders’ equity.

At December 31, 2002, and 2001, and September 30, 2001, securities pledged to secure public funds on deposit had a carrying value of approximately $45 million, $40 million, and $17 million, respectively.

(4) LOANS

Loans consist of the following at:

	December 31, 2002	December 31, 2001	September 30, 2001
Real estate loans:
One-to-four family residential	$101,289,931	129,524,836	115,600,439
Commercial	62,207,236	48,817,639	10,084,314
Construction	8,969,481	10,798,633	3,247,777
Commercial loans	41,808,738	33,077,397	7,604,138
Consumer loans	12,809,571	15,979,107	6,926,143
Total	227,084,957	238,197,612	143,462,811
Less:
Deferred loan fees and loans in process	458,493	232,867	51,662
Allowance for loan losses	2,565,201	2,640,288	1,424,129
Loans, net	$224,061,263	235,324,457	141,987,020

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customers’ financing needs. These financial instruments consist principally of commitments to extend credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. In the normal course of business, there are various commitments and contingent liabilities, such as guarantees, commitments to extend credit, letters of credit, and lines of credit, which are properly not recorded in the accompanying consolidated financial statements. The Company generally requires collateral or other security on unfunded loan commitments and irrevocable letters of credit. Commitments to extend credit and lines of credit aggregated approximately $31.6 million, $33.4, million and $10.0 million at December 31, 2002, and 2001, and September 30, 2001, respectively.

The Company is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas. The Company’s principal lending area consists of the cities of Manhattan, Auburn, Dodge City, Garden City, Great Bend, Hoisington, LaCrosse, Osage City, Topeka, and Wamego, Kansas and the surrounding communities, and substantially all of the Company’s loans are to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Company’s loan portfolio is dependent in part upon market conditions in those areas. These geographic concentrations are considered in management’s establishment of the allowance for loan losses.

A summary of the activity in the allowance for loan losses is as follows:

	Year ended December 31, 2002	Three months ended December 31, 2001	Years ended September 30,
			2001	2000
Balance at beginning of period	$2,640,288	1,424,129	1,376,707	1,317,676
Allowance of merged bank	—	1,238,213	—	—
Provision for loan losses	181,500	32,500	120,000	266,970
Charge-offs	(318,557)	(63,563)	(159,804)	(352,390)
Recoveries	61,970	9,009	87,226	144,451
Balance at end of period	$2,565,201	2,640,288	1,424,129	1,376,707

At December 31, 2002, and 2001, and September 30, 2001, impaired loans, including nonaccrual loans, aggregated $925,000, $1.0 million, and $641,000 respectively.

The Company serviced loans for others of $103.5 million, $97.1 million, and $86.6 million at December 31, 2002, and 2001, and September 30, 2001, respectively. Gross service fee income related to such loans was $253,000, $68,000, $201,000, and $158,000 for the year ended December 31, 2002, the three months ended December 31, 2001, and the years ended September 30, 2001, and 2000, respectively. The following is an analysis of the changes in mortgage servicing rights:

	Year ended December 31,	Three months ended December 31,	Years ended September 30,
	2002	2001	2001	2000
Balance at beginning of period	$524,247	485,436	263,522	318,543
Additions	251,362	116,912	403,176	34,015
Amortization	(250,298)	(78,101)	(181,262)	(89,036)
Balance at end of period	$525,311	524,247	485,436	263,522

The Company had loans to directors and officers at December 31, 2002, which carry terms similar to those for other loans. A summary of such loans is as follows:

Balance at December 31, 2001	$5,369,029
New loans	850,002
Repayments	(1,986,253)
Balance at December 31, 2002	$4,232,778

(5) PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31, 2002	December 31, 2001	September 30, 2001
Land	$651,778	651,778	298,366
Office buildings and improvements	4,218,033	4,188,267	1,947,070
Furniture and equipment	3,536,145	3,348,120	1,240,099
Automobiles	205,088	205,088	15,000
Total	8,611,044	8,393,253	3,500,535
Less accumulated depreciation	4,855,996	4,871,784	2,035,929
Total	$3,755,048	3,521,469	1,464,606

(6) TIME DEPOSITS

Maturities of time deposits were as follows at December 31, 2002:

Amount
Year:
2003	$107,514,857
2004	18,379,604
2005	16,208,161
2006	3,154,734
2007	2,175,793
Thereafter	12,000
Total	$147,445,149

(7) FEDERAL HOME LOAN BANK BORROWINGS

Long-term borrowings from the FHLB at December 31, 2002, and 2001, and September 30, 2001, amounted to $26,203,121, $28,697,063, and $21,000,000, respectively. Maturities of such borrowings at December 31, 2002, are summarized as follows:

Year ending December 31	Amount	Rates
2003	$3,109,249	1.51% - 7.233%
2004	1,000,000	6.44%
2005	10,000,000	6.02% - 6.18%
2006	1,000,000	5.50% - 5.62%
2007	—	—
Thereafter	11,093,872	1.51% - 6.372%
	$26,203,121

The Bank has a line of credit, renewable annually in September, with the FHLB under which there are no outstanding borrowings at December 31, 2002, or 2001, or September 30, 2001. Certain borrowings contain a convertible provision at which date the FHLB may exercise an option to convert the borrowing to a variable rate equal to the FHLB one month short term advance rate. The Bank would then have the option to prepay the advances without penalty. Interest will adjust monthly upon conversion. The Bank may refinance the advance at each respective conversion date if the FHLB first exercises its option to convert the fixed rate borrowing.

Although no loans are specifically pledged, the FHLB requires the Bank to maintain eligible collateral (qualifying loans and investment securities) that has a lending value at least equal to its required collateral. At December 31, 2002, the Bank’s total borrowing capacity with the FHLB was approximately $77.7 million.

(8) INCOME TAXES

Total income tax expense (benefit) was allocated as follows:

	Year ended December 31, 2002	Three months ended December 31, 2001
			Years ended September 30,
			2001	2000
Income (loss) from operations	$2,362,739	(430,438)	1,780,394	1,271,947
Loss from a change in accounting principle	—	—	(125,144)	—
Stockholders’ equity, recognition of tax benefit for stock options	(313,383)	(19,607)	—	—
Stockholders’ equity, recognition of unrealized gains (losses on) available-for-sale securities	904,542	(66,989)	395,021	7,861
	$2,953,898	(517,034)	2,050,271	1,279,808

Income tax expense (benefit) attributable to income (loss) from operations consisted of:

	Year ended December 31, 2002	Three months ended December 31, 2001
			Years ended September 30,
			2001	2000
Current	$2,279,065	235,758	1,965,769	1,399,631
Deferred	83,674	(666,196)	(185,375)	(127,684)
	$2,362,739	(430,438)	1,780,394	1,271,947
Federal	$2,065,038	(380,110)	1,598,572	1,128,163
State	297,701	(50,328)	181,822	143,784
	$2,362,739	(430,438)	1,780,394	1,271,947

The reasons for the difference between actual income tax expense (benefit) and expected income tax expense (benefit) attributable to income (loss) from operations at the 34% statutory federal income tax rate were as follows:

	Year ended December 31, 2002	Three months ended December 31, 2001
			Years ended September 30,
			2001	2000
Computed “expected” tax expense (benefit)	$2,359,822	(363,198)	1,524,948	1,242,806
Increase (reduction) in income taxes resulting from:
Tax-exempt interest income, net	(162,637)	(41,735)	(17,844)	(21,312)
Contributions to employee stock ownership plan	51,375	—	10,783	5,985
State income taxes, net of deferred benefit	196,483	(33,216)	120,002	84,072
Other, net	(82,304)	7,711	142,505	(39,604)
	$2,362,739	(430,438)	1,780,394	1,271,947

The tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities at the following dates were as follows:

	December 31, 2002	December 31, 2001	September 30, 2001
Deferred tax assets:
Carrying value of loans, including allowance for loan losses	$877,094	770,860	431,109
Carrying value of certain liabilities and deposit accounts	44,426	391,526	—
Deferred compensation arrangements	306,052	397,279	224,387
Accrued expenses	120,098	285,343	—
State taxes	77,371	83,557	31,878
Other, net	—	—	34,500
Total deferred tax assets	1,425,041	1,928,565	721,874
Deferred tax liabilities:
Unrealized gain on investment securities available-for-sale	1,163,885	259,343	326,332
FHLB stock dividends	346,268	470,416	395,502
Carrying value of investments	—	324,500	—
Core deposit intangible	30,811	36,436	—
Other, net	45,103	10,680	—
Total deferred tax liabilities	1,586,067	1,101,375	721,834
Net deferred tax asset (liability)	$(161,026)	827,190	40

There was no valuation allowance required for deferred tax assets at December 31, 2002, or 2001, or September 30, 2001. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Retained earnings at December 31, 2002, and 2001, included approximately $5,585,000 for which no provision for federal income tax had been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

(9) EMPLOYEE BENEFIT PLANS

Employee Retirement Plan

Substantially all employees are covered under 401(k) defined contribution savings plans. Costs attributable to the year ended December 31, 2002, the three months ended December 31, 2001, and the years ended September 30, 2001, and 2000, were $91,000, $10,000, $40,000, and $38,000, respectively.

Deferred Compensation and Retirement Agreements

LBI entered into deferred compensation and retirement agreements with certain key employees that provided for cash payments to be made after their retirement. The liabilities under the arrangements have been recorded at the present values of accrued benefits using a 2% discount rate. The balance of estimated accrued benefits was $722,000 at December 31, 2002, $973,000 at December 31, 2001, and $420,000 at September 30, 2001, respectively. Pursuant to the agreements, additional amounts resulting from the merger with MNB were recognized. Such amounts aggregating $590,000 were included in severance and other merger-related costs in the three months ended December 31, 2001. In connection with the agreements, the Bank has purchased life insurance policies on covered employees in which the Bank is the beneficiary to assist in funding benefits. At December 31, 2002, and 2001, and September 30, 2001, the cash surrender values on the policies included in other assets were $911,000, $871,000, and $869,000, respectively.

Employee Stock Ownership Plan (ESOP)

LBI established an ESOP in connection with its formation in 1994. The original acquisition of 136,878 shares of LBI stock by the plan was funded by a loan from LBI to the ESOP in the amount of $1,368,780. The loan, together with interest, is being repaid over a ten-year period through annual contributions by the Bank. The Bank makes annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from the collateral and allocated to active employees based on the proportion of debt service paid in the year. MNB also had an ESOP which operated similarly, although the MNB ESOP was funded with a note payable to an unrelated financial institution. The two plans have been merged and are presented on a combined basis in the accompanying December 31, 2002, and 2001 consolidated financial statements.

The Company and the Bank account for the ESOP shares in accordance with Statement of Position No. 93-6. Accordingly, the ESOP indebtedness of $145,000, $344,000, and $282,000 at December 31, 2002, and 2001, and September 30, 2001, respectively, is shown as a deduction from stockholders’ equity in the accompanying consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as compensation expense. ESOP compensation expense was $267,000, $51,000, $169,000, and $154,000 for the year ended December 31, 2002, the three months ended December 31, 2001, and the years ended September 30, 2001, and 2000, respectively. The remaining 16,673 unallocated shares at December 31, 2002, had an estimated market value of $396,000.

(10) STOCK OPTION PLAN

LBI had a stock option plan, the purpose of which was to provide additional incentive to certain officers, directors, and key employees by facilitating their purchase of a stock interest in the Company. The plan provided for the granting of incentive and nonincentive stock options. In connection with the merger, LBI options were exchanged for options to acquire shares of the Company, and the Company exchanged 38,822 options with former MNB option holders. The MNB options exchanged were valued at $87,000 and included in the total consideration paid for MNB (see note 1).

Subsequent to the merger, the Company adopted a new stock option plan. The plan is administered by the board of directors who will select the employees to whom options are granted and the number of shares granted. The option price may not be less than 100% of the fair market value of the shares on the date of the grant, and no option shall be exercisable after the expiration of ten years from the grant date. In the case of any employee who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of five years from the grant date. Options outstanding at December 31, 2002, were exercisable at prices ranging from $9.07 to $21.43.

The Company records the fair value of the options issued under the plan as expense in accordance with SFAS No. 123, Accounting for Stock Based Compensation. The compensation cost that has been charged to compensation and benefits expense for the plan was $4,300, $0, $0, and $49,000 for the periods ended December 31, 2002, and 2001, and September 30, 2001, and 2000, respectively. The fair value of each option grant is estimated on the date of grant. The fair value of options granted in 2002 were estimated utilizing the following assumptions: dividend of 4.7%, volatility of 20.8%, risk-free interest rate of 4.5%, and expected lives of five years.

Certain information for the year ended December 31, 2002, the three months ended December 31, 2001, and the years ended September 30, 2001, relative to stock options was as follows:

	December 31, 2002		December 31, 2001		September 30, 2001
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of period	179,781	$11.48	196,321	$11.26	216,360	$11.14
Granted	2,625	16.78	—	—	—	—
MNB options converted	—	—	38,822	14.76	—	—
Effect of 5% stock dividend	5,202	—	8,555	—	—	—
Expired	(3,150)	22.14	—	—	—	—
Exercised	(75,184)	9.59	(63,917)	10.85	(20,039)	10.00
Outstanding at end of period	109,274	$11.97	179,781	$11.48	196,321	$11.26
Exercisable at end of period	107,510	$11.89	179,781	$11.48	196,321	$11.26

The number of shares available for future grant at December 31, 2002, was 162,619.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates of the Company’s financial instruments as of December 31, 2002, and 2001, and September 30, 2001, including methods and assumptions utilized, are set forth below:

	December 31, 2002		December 31, 2001		September 30, 2001
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	$89,296,337	89,296,000	75,310,561	75,311,000	30,888,921	30,889,000
Loans, net of unearned fees and allowance for loan losses	224,061,263	229,155,000	235,324,457	236,155,000	141,987,020	142,940,000
Loans held for sale	5,050,603	5,192,000	5,654,077	5,654,000	2,486,449	2,486,000
Noninterest bearing demand deposits	23,443,639	23,444,000	18,969,312	18,969,000	8,040,520	8,040,000
Money market and NOW deposits	78,387,200	78,387,000	73,332,537	73,333,000	19,751,450	19,751,000
Savings deposits	15,004,882	15,005,000	19,742,912	19,743,000	8,382,663	8,382,000
Time deposits	147,444,149	148,704,000	161,201,524	162,967,000	111,888,869	112,853,000

Total deposits	$264,279,870	265,540,000	273,246,285	275,012,000	148,063,502	149,026,000

FHLB advances	$26,203,121	27,608,000	28,697,063	29,125,000	21,000,000	22,289,000

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

The estimated fair value of the Company’s loan portfolio is based on the segregation of loans by collateral type, interest terms, and maturities. In estimating the fair value of each category of loans, the carrying amount of the loan is reduced by an allocation of the allowance for loan losses. Such allocation is based on management’s loan classification system which is designed to measure the credit risk inherent in each classification category. The estimated fair value of performing variable rate loans is the carrying value of such loans, reduced by an allocation of the allowance for loan losses. The estimated fair value of performing fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the interest rate risk inherent in the loan, reduced by an allocation of the allowance for loan losses. The estimate of maturity is based on the Company’s historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value for significant nonperforming loans is the estimated fair value of the underlying collateral based on recent external appraisals or other available information, which generally approximates carrying value, reduced by an allocation of the allowance for loan losses.

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

Limitations

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

(12) REGULATORY CAPITAL REQUIREMENTS

Current regulatory capital regulations require financial institutions to meet two different regulatory capital requirements. Institutions are required to have minimum leverage capital equal to 4% of total average assets and total qualifying capital equal to 8% of total risk-weighted assets in order to be considered “adequately capitalized”. Management believes that as of December 31, 2002, the Company and the Bank meet all capital adequacy requirements to which they are subject. The following is a comparison of the Bank’s regulatory capital to minimum capital requirements at December 31, 2002, and 2001, and September 30, 2001 (dollars in thousands):

	Actual		For capital adequacy purposes		To be well- capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:
Total capital (to risk-weighted assets)	$35,886	17%	$ ≥ 16,706	≥ 8%	$ ≥20,882	≥ 10%
Tier 1 capital (to risk-weighted assets)	33,321	16	≥ 8,353	≥ 4	≥ 12,529	≥ 6
Tier 1 capital (to average assets)	33,321	10	≥ 13,124	≥ 4	≥ 16,404	≥ 5

As of December 31, 2001:
Total capital (to risk-weighted assets)	$33,451	16%	$ ≥ 16,492	≥ 8%	$ ≥20,616	≥ 10%
Tier 1 capital (to risk-weighted assets)	30,875	15	≥ 8,246	≥ 4	≥ 12,369	≥ 6
Tier 1 capital (to average assets)	30,875	9	≥ 13,974	≥ 4	≥ 17,468	≥ 5

As of September 30, 2001:
Total capital (to risk-weighted assets)	$20,563	21%	$7,962	≥ 8%	$ ≥ 9,953	≥ 10%
Tier 1 capital (to risk-weighted assets)	19,317	19	N/A	N/A	≥ 5,972	≥ 6
Tier 1 capital (to average assets)	19,317	10	≥ 7,892	≥ 4	≥ 9,865	≥ 5

The following is a comparison of the Company’s regulatory capital to minimum capital requirements at December 31, 2002, and 2001, and September 30, 2001 (dollars in thousands):

	Actual		For capital adequacy purposes		To be well- capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:
Total capital (to risk-weighted assets)	$39,110	19%	$ ≥ 16,763	≥8%	$ ≥ 20,954	≥ 10%
Tier 1 capital (to risk-weighted assets)	36,545	17	≥ 8,382	≥ 4	≥ 12,572	≥ 6
Tier 1 capital (to average assets)	36,545	11	≥ 13,289	≥ 4	≥ 16,611	≥ 5

As of December 31, 2001:
Total capital (to risk-weighted assets)	$39,645	19%	$ ≥ 16,537	≥ 8%	$ ≥ 20,672	≥ 10%
Tier 1 capital (to risk-weighted assets)	37,069	18	≥ 8,269	≥ 4	≥ 12,403	≥ 6
Tier 1 capital (to average assets)	37,069	11	≥ 13,974	≥ 4	≥ 17,468	≥ 5

As of September 30, 2001:
Total capital (to risk-weighted assets)	$26,996	27%	$ ≥ 8,116	≥ 8%	$ ≥ 10,144	≥ 10%
Tier 1 capital (to risk-weighted assets)	25,621	25	N/A	N/A	≥ 6,087	≥ 6
Tier 1 capital (to average assets)	25,621	13	≥ 7,979	≥ 4	≥ 9,974	≥ 5

(13) PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

The following is condensed financial information of the parent company as of and for years ended December 31, 2002, the three months ended December 31, 2001, and the years ended September 30, 2001 and 2000 (dollars in thousands):

Condensed Balance Sheets

	December 31, 2002	December 31, 2001	September 30, 2001
Assets
Cash	$1,419	4,094	3,927
Investment securities	1,966	1,881	1,643
Investment in Bank	37,513	34,011	19,750
Other	423	470	960
Total assets	$41,321	40,456	26,280

Liabilities and Stockholders’ Equity
Borrowed funds	$—	62	—
Other	247	189	181
Stockholders’ equity	41,074	40,205	26,099
Total liabilities and stockholders’ equity	$41,321	40,456	26,280

Condensed Statements of Operations

	Year ended December 31, 2002	Three months ended December 31, 2001
			Years ended September 30,
			2001	2000
Dividends from Bank	$2,649	—	2,700	1,300
Interest income	90	24	226	236
Other income	131	2	785	77
Interest expense	—	—	(40)	(144)
Other expense, net	(167)	(50)	(134)	(158)
Income (loss) before equity in undistributed earnings of Bank	2,703	(24)	3,537	1,311
Increase (decrease) in undistributed equity of Bank	1,881	(623)	(692)	1,032
Earnings (loss) before income taxes	4,584	(647)	2,845	2,343
Income tax expense (benefit)	(6)	9	(355)	40
Net earnings (loss)	$4,578	(638)	2,490	2,383

Condensed Statements of Cash Flows

	Three Year ended December 31, 2002	Three months ended December 31, 2001
			Years ended September 30,
			2001	2000
Cash flows from operating activities:
Net earnings (loss)	$4,578	(638)	2,490	2,383
(Increase) decrease in undistributed equity of Bank	(1,881)	623	692	(1,032)
Other	(120)	248	(179)	(191)

Net cash provided by operating activities	2,577	233	3,003	1,160

Cash flows from investing activities:
Proceeds from sale of investment securities available-for-sale, net	287	64	3,345	870
Net cash received in acquisition of MNB	—	22	—	—
Other	—	(2)	(171)	303

Net cash provided by investing activities	287	84	3,174	1,173

Cash flows from financing activities:
Issuance of shares under stock option plan	1,046	713	200	360
Repayments on note payable	—	(520)	(1,537)	(1,546)
Purchase of treasury stock	(5,345)	(44)	(473)	(1,083)
Payment of dividends	(1,240)	(299)	(632)	(650)

Net cash used in financing activities	(5,539)	(150)	(2,442)	(2,919)

Net (decrease) increase in cash	(2,675)	167	3,735	(586)
Cash at beginning of period	4,094	3,927	192	778

Cash at end of period	$1,419	4,094	3,927	192

Dividends paid by the Company are provided through subsidiary Bank dividends. At December 31, 2002, the Bank could distribute dividends of up to $2,351,000 without regulatory approvals.

(14) STOCKHOLDERS’ RIGHTS PLAN

On October 11, 2001, the Company’s Board of Dircetors adopted a stockholders’ rights plan (the “Rights Plan”). The Rights Plan provided for the distribution of one right on February 13, 2002, for each share of the Company’s outstanding common stock as of February 1, 2002. The rights have no immediate economic value to stockholders because they cannot be exercised unless and until a person, group or entity acquires 15% or more of the Company’s common stock or announces a tender offer. The Rights Plan also permits the Company’s Board of Directors to redeem each right for one cent under various circumstances. In general, the Rights Plan provides that if a person, group or entity acquires a 15% or larger stake in the Company or announces a tender offer, and the Company’s Board chooses not to redeem the rights, all holders of rights, other than the 15% stockholder or the tender offer, will be able to purchase a certain amount of the Company’s common stock for half of its market price. Issuance of the rights has no immediate dilutive effect, does not currently affect reported earnings per share, is not taxable to the Company or its shareholders, and will not change the way in which the Company’s shares are traded. The rights expire in October, 2011.

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

C. Duane Ross

President, High Plains Publishers, Inc.

David H. Snapp

Partner, Waite, Snapp & Doll Attorneys at Law

CORPORATE HEADQUARTERS

800 Poyntz Avenue
Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State University Alumni Center, 1st Floor, Manhattan, Kansas 66506, on Wednesday, May 21, 2003 at 2:00 PM.

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) may be obtained by stockholders without charge on written request to Patrick L. Alexander, President and Chief Executive Officer, Landmark Bancorp, Inc., PO Box 308, Manhattan, Kansas 66505-0308, or by accessing the SEC’s Web site at www.SEC.gov.

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

EXECUTIVE OFFICERS OF LANDMARK BANCORP, INC.

Patrick L. Alexander

President and Chief Executive Officer

Mark A. Herpich

Chief Financial Officer, Vice President, Secretary and Treasurer

EXECUTIVE OFFICERS OF LANDMARK NATIONAL BANK

Patrick L. Alexander

President and Chief Executive Officer

Mark A. Herpich

Executive Vice President, Secretary and Cashier

Michael E. Scheopner

Executive Vice President, Credit Risk Manager

Mark J. Oliphant

Market President - Dodge City

Dean R. Thibault

Market President - Manhattan

STOCK PRICE INFORMATION

Our common stock has traded on the Nasdaq Stock Market National Market system under the symbol “LARK” since October 9, 2001. At December 31, 2002, the Company had approximately 1,100 stockholders, consisting of approximately 500 owners of record and approximately 600 beneficial owners of our common stock. Set forth below are the reported high and low bid prices of the common stock and dividends paid during the past two years.  Information presented below has been restated to give effect to the 5% stock dividends paid in December 2002 and 2001. Information below prior to October 9, 2001 relates to Landmark Bancshares, Inc., which completed its merger with MNB Bancshares, Inc. into the Company on that date.

Fiscal 2002	High	Low	Dividends
First Quarter	$20.095	$18.581	$0.1428
Second Quarter	22.143	19.762	0.1428
Third Quarter	21.981	20.238	0.1428
Fourth Quarter	23.950	19.438	0.1523

Quarter ended	High	Low	Dividends
December 31, 2001	$19.524	$16.689	$0.1428

Fiscal 2001	High	Low	Dividends
First Quarter	$17.460	$15.873	$0.136
Second Quarter	16.780	14.512	0.136
Third Quarter	17.188	15.601	0.136
Fourth Quarter	20.009	16.417	0.136

INDEPENDENT ACCOUNTANTS

KPMG LLP

1000 Walnut, Suite 1600
Kansas City, Missouri 64199

MISSION STATEMENT

We are dedicated to providing quality financial services to customers in a manner that exceeds customer expectations. These services will be delivered by outgoing, professional, and knowledgeable associates that are focused on asking for the business and establishing long-term banking relationships. These banking relationships will have a foundation of personal service and quality products that are delivered in a convenient matter that meet our customer’s needs at a fair and competitive price.