Form 10-K, Exhibit 13
period 2003-12-31
LANDMARK BANCORP INC
filed 2004-03-30
CIK 1141688

Exhibit 13.1

Landmark National Bank, a Bauer 5-Star rated bank, continues the dedication to our customers and their future by providing security, convenience and expertise. Landmark looks forward to the consummation of our acquisition of First Kansas Financial Corporation headquartered in Osawatomie, Kansas in the second quarter of 2004 providing us with a network of full service financial institutions in 16 Kansas communities.

Contents

Letter to Stockholders

Selected Financial and Other Data

Management’s Discussion and Analysis

Independent Auditors’ Report

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Corporate Information

To our Stockholders, Customers And Friends

2003 was a year of Stellar Banking Performance for Landmark Bancorp, Inc.  Your company achieved record net earnings of approximately $4.9 million.  This profit performance translates into a return on average assets of 1.46 percent and a return on average equity of 11.53 percent.  When the annual 5 percent stock dividend was considered, the cash dividends per share were effectively increased from $.55 to $.63, an increase of 13.7 percent.  Additionally, during 2003 we were able to repurchase 72 thousand shares of our Landmark Bancorp stock at a cost of approximately $1.9 million.  These stellar results were achieved even though interest rates remained at the lowest levels seen in recent history.  While low interest rates continued to exert pressure on our net interest margin, we were able to overcome this issue with significant increases in non-interest income and strict control of non-interest expense.   Furthermore, in November we announced the signing of a definitive agreement to acquire First Kansas Financial Corporation, a $150 million thrift holding company.  Your company continues to grow and develop as a premier financial services provider serving communities across the state of Kansas.  In the space below I will recap the year and elaborate on the opportunities and challenges we face as we move the company forward in 2004.

2003 was the second full calendar year after our October, 2001 merger with MNB Bancshares, Inc.  Our associates have done an outstanding job over these past two years of assimilating the two organizations into one cohesive whole and obtaining the efficiencies that we had envisioned when the merger was consummated. This is demonstrated by the fact that we were able to hold non-interest expense steady at $9.2 million in 2003 as net earnings increased by 6 percent from $4.6 million to $4.9 million.  When this earnings increase was combined with the results of our stock repurchase plan, your company experienced earnings per share in 2003 of $2.28 on a fully diluted basis compared to $2.03 in 2002, an increase of 12.4 percent.  The continued improvements in our operational processes and work flows contributed significantly to our success in 2003.  Our associates have not only created but thrive upon a dynamic environment that embraces change and overcomes organizational inertia in order to make improvements in the way that we go about doing business.  The increased efficiencies that we have been able to accomplish have not been implemented at the expense of customer service and the delivery of community banking services in the highly personalized manner that our customers have come to expect.  This attitude will serve us well as we look forward to 2004 and the assimilation of First Kansas Financial Corporation into the Landmark banking culture and organization.

The interest rate environment continues to provide challenges for both your company and the banking industry as a whole.  Interest rates declined in 2002 and remain at levels not seen over the last forty years.  The Federal Reserve continues to keep rates low to encourage economic growth and job creation.  This prolonged low interest rate environment has begun to exert substantial pressure on our net interest margin.  Our assets continue to re-price at lower rates as loans are repaid and securities mature.  Deposit rates have already been reduced and have very little room left to re-price downward.  To combat this we must grow our loan portfolio and transition funds from our investment portfolio to higher yielding loans.  Over the past year this process has been hampered by the rapid prepayments which we have experienced in our 1-4 family residential mortgage loan portfolio.  In 2003 we experienced a reduction of $19.2 million in our residential loan portfolio.  This decrease was partially offset by an increase of $11.8 million in commercial and commercial real estate loans.  We continue to underwrite our loans in a disciplined manner that preserves our credit standards and continues our tradition of high asset quality. Our lending team’s efforts are focused on the growth of our commercial and commercial real estate loan portfolios.  We are accomplishing this through the development of relationships with our borrowers and the development of a total banking relationship.  We feel that this approach to lending and banking in general is the key to the development of a high quality banking organization.

The current interest rate environment has created both opportunity and challenges in residential real estate lending.  As discussed above, prepayment speeds have accelerated to unprecedented levels causing your company’s residential real estate loan portfolio to decrease from $101.3 million to $82.1 million.  At the same time our origination of residential real estate loans increased from $69.1 million in 2002 to $91.0 million in 2003. We chose to sell almost all of this loan production into the secondary market in order to properly manage interest rate risk that would have been created had we kept these long term fixed rate loans in our loan portfolio.  The sale of these loans created gains on sale of loans of approximately $1.6 million in 2003, up from $1.4 million in 2002.  However, in late 2003 long-term interest rates bounced upward somewhat and the refinancing activity experienced over the last two years slowed dramatically.  Residential loan refinancing activity has continued at these lower levels and is approaching a rate that has been considered normal by historical standards.  We expect this more normal pace of residential real estate lending to continue throughout the balance of 2004.  This pace will inevitably lead to a reduced level of income resulting from gains on sale of loans.

Conversely, this lower level of refinancing activity should significantly reduce residential loan prepayment speeds and stabilize the decline we have experienced in the residential loan portfolio the past two years.  Ultimately, this will contribute to an increase in loans as commercial and commercial real estate loans continue to grow which should help net interest income and our overall interest margin.

Credit quality continued to be a primary focus of your company in 2003.  As I mentioned last year, with the slowing economy we were experiencing some deterioration in the consumer loan portfolio and increased delinquency in the residential mortgage portfolio.  We were also experiencing some concerns on a few of our commercial loans that had deteriorated over the previous years.  In response to those issues, we dramatically increased our collection efforts on both consumer and residential real estate loans.  We aggressively addressed our commercial loan concerns with workout plans and collection efforts aimed at either correcting the situation or moving the problem credits out of the bank.  I am happy to report that our efforts have been successful and credit quality remains high.  Classified loans as a percentage of Tier 1 capital have been reduced to 14.36 percent.  Other real estate owned and repossessed assets total $290 thousand, or .45 percent of total assets.  Our allowance for losses on loans totaled $2.3 million at year end, which is 1.07 percent of gross loans.  We expect to continue our efforts to aggressively control loan delinquency and address problem loans in a direct problem solving manner.  It is difficult to determine if the economic slowdown has ended and the effect on industry reserves has already been felt.  However, it appears that economic conditions are slowly beginning to improve.  Our credit quality and collection efforts should continue to pay dividends in an improving economic environment which may be developing in 2004.  Regardless, we will continue to focus on maintaining the strong asset quality that we have experienced in the past and that our lending culture expects.

We are looking forward to the consummation of our acquisition of First Kansas Financial Corporation.  First Kansas is a $150 million thrift holding company headquartered in Osawatomie, Kansas that is the parent company of First Kansas Federal Savings Bank.  Upon closing of the transaction we will merge the First Kansas organization into Landmark National Bank.  First Kansas has banking offices in Osawatomie, Paola, Louisburg, Fort Scott, Beloit, and Phillipsburg, Kansas.  Osawatomie, Paola, and Louisburg are located in Miami County which is adjacent to Johnson County, the highest growth county in Kansas.  Miami County has experienced solid growth as the economic activity in this area continues to expand.  With the completion of the four lane highways U.S. 69 and 169 to these communities we expect the growth to continue to accelerate.  We feel that this acquisition strategically positions us to participate in the exciting potential that these communities expect to experience.  We will be expanding First Kansas’ products to our full service banking product line which offers a complete array of banking products.  We are excited about the markets we are entering and the potential that they hold for revenue generation and asset growth.

We expect the transaction to close early in the second quarter and will begin the assimilation immediately.  We look forward to welcoming the First Kansas associates to our Landmark organization and participating in the communities in which they serve.  I am confident that it will be a mutually beneficial partnership.

We continue to be very excited as we contemplate the future of your company.  We feel the company is well positioned to take advantage of the opportunities that await us in 2004.  When the acquisition is consummated we will have total assets of approximately $490 million.  We will serve 16 Kansas communities with a comprehensive array of financial products. We have assembled a banking team that is highly qualified, capable, and focused on delivering quality financial services and products to the customers and communities which we serve.  The stage is set for continued progress and success.

Our efforts are constantly focused on enhancing our franchise value and insuring the continuing long term success and prosperity of your company.  I would like to thank you, our shareholders, for your continuing support and confidence.  I would also like to thank all of my associates for their dedicated work and tireless efforts over the past several months and years.  Finally, I must thank our customers for their continued confidence and patronage, which is imperative if we are to remain successful and achieve our goals.  We look forward to 2004 and beyond with anticipation and enthusiasm.

Sincerely,

/s/ Patrick L. Alexander

Patrick L. Alexander
President and Chief Executive Officer

Selected Financial And Other Data Of
Landmark Bancorp, Inc.

			Three months ended
	At or for the years ended December 31,		December 31,	At or for the years ended September 30,
	2003	2002	2001	2001	2000	1999
	(Dollars in thousands, except per share amounts and percentages)
Selected Financial Data:
Total assets	$334,046	$341,314	$349,700	$200,255	$250,676	$244,116
Loans (1)	215,030	229,112	240,979	144,473	191,514	177,840
Investments held-to-maturity	—	—	—	—	38,779	42,339
Investments available-for-sale	99,746	89,296	75,311	30,889	9,869	12,022
Cash and cash equivalents	7,708	11,449	22,163	20,001	5,090	5,976
Deposits	253,108	264,281	273,246	148,064	165,325	158,936
Borrowings	33,755	26,203	28,697	21,000	57,000	58,000
Stockholders’ equity	42,572	41,074	40,205	26,099	23,662	22,404

Selected Operating Data:
Interest Income	$17,276	$19,562	$5,224	$16,438	$18,230	$17,059
Interest expense	5,655	7,111	2,475	9,909	11,229	10,029
Net interest income	11,622	12,451	2,749	6,529	7,001	7,030
Provision for loan losses	240	182	33	120	267	785
Net interest income after provision for loan losses	11,382	12,269	2,716	6,409	6,734	6,245
Non-interest income	4,974	3,856	1,012	2,353	997	1,636
Severance and other costs related to merger with MNB Bancshares	—	—	2,705	—	—	—
Non-interest expense	9,229	9,184	4,796	4,277	4,056	4,191
Income (loss) before income taxes	7,127	6,941	(1,068)	4,485	3,655	3,690
Provision (benefit) for income taxes	2,275	2,363	(430)	1,780	1,272	1,334
Cumulative effect of change in accounting principle, net of tax	—	—		(215)	—	—
Net earnings (loss)	$4,852	4,578	$(638)	$2,490	$2,383	$2,356
Net earnings (loss) per share (2):
Basic	$2.31	$2.09	$(0.29)	$2.03	$1.90	$1.78
Diluted	2.28	2.03	(0.29)	1.88	1.76	1.62
Dividends per share (2)	0.63	0.55	0.13	0.51	0.51	0.61
Book value per common share outstanding (2)	20.39	19.46	17.53	20.46	18.46	17.10

Other Data:
Return on average assets (3)	1.46%	1.35%	(0.72)%	1.13%	0.97%	1.01%
Return on average equity (3)	11.53	11.31	(6.29)	10.17	10.23	10.09
Equity to total assets	12.74	12.03	11.50	13.03	9.44	9.18
Net interest rate spread (3)	3.35	3.44	2.82	2.57	2.48	2.64
Net yield on average interest-earning assets (3)	3.71	3.86	3.22	3.09	2.93	3.10
Non-performing assets to total assets	0.45	0.41	0.37	0.50	0.52	0.26
Non-performing loans to net loans	0.56	0.42	0.43	0.53	0.59	0.28
Allowance for loan losses to total loans	1.07	1.12	1.10	0.99	0.72	0.74
Dividend payout ratio	27.63	27.57	NM	25.38	27.31	34.18
Number of full service banking offices	12	12	12	6	6	6

**Our selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements, including the related notes.  In conjunction with the October 9, 2001, merger with MNB Bancshares, we changed our fiscal year end from September 30 to December 31. Our selected consolidated financial data presented above as of and for the three months ended December 31, 2001, include our accounts, and commencing October 9, 2001, MNB Bancshares.  The selected consolidated financial data for periods prior to October 1, 2001, are Landmark Bancshares historical financial data. (NM: not meaningful)

(1)          Includes loans held for sale totaling $734,000, $5.1 million, $5.7 million, $2.5 million, $8.9 million, and $604,000 at December 31, 2003, 2002, and 2001, and September 30, 2001, 2000, and 1999, respectively.

(2)          All per share amounts have been adjusted to give effect to the 5% stock dividends paid in December 2003, 2002 and 2001.

(3)          Amounts for the three months ended December 31, 2001, have been annualized.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Corporate Profile and Overview

Landmark Bancorp, Inc. is a one-bank holding company incorporated under the laws of the State of Delaware and is engaged in the banking business through its wholly-owned subsidiary, Landmark National Bank.  Landmark Bancorp is listed on the Nasdaq Stock Market under the symbol “LARK”.  Effective October 9, 2001, Landmark Bancshares, Inc. and MNB Bancshares, Inc. completed their merger into Landmark Merger Company, which immediately changed its name to Landmark Bancorp, Inc.  In addition, Landmark Federal Savings Bank merged with Security National Bank and the resulting bank changed its name to Landmark National Bank, which is the wholly-owned subsidiary of Landmark Bancorp, Inc.  Landmark Bancorp is the accounting successor to the former Landmark Bancshares and therefore, all financial information presented for periods prior to October 9, 2001, reflects only the operations of Landmark Bancshares.  The former Landmark Bancshares utilized a September 30 fiscal year end.  Landmark Bancorp has a December 31 fiscal year end and has presented the results for the quarter ended December 31, 2001, as a transition period.  The results for the quarter ended December 31, 2001, include MNB Bancshares’ results since October 9, 2001.

Landmark National Bank is principally engaged in the business of attracting deposits from the general public and using such deposits, together with Federal Home Loan Bank borrowings and funds from operations, to originate commercial real estate and non-real estate loans and one-to-four family residential mortgage loans. Landmark National Bank also originates consumer loans, small business loans, multi-family residential mortgage loans, and home equity loans.  Although not our primary business function, we do invest in certain investment and mortgage-related securities using deposits and other funds as funding sources.

Our results of operations are primarily dependent on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities.  Net interest income is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows.  In addition, we are subject to interest rate risk to the degree that our interest-earning assets mature or reprice at different times, or at different speeds, than our interest-bearing liabilities.

Our results of operations are also affected by non-interest income, such as service charges, loan fees and gains and losses from the sale of newly originated loans and investments.  Our operating expenses, aside from interest expense, principally consist of compensation and employee benefits, occupancy costs, federal deposit insurance costs, data processing expenses and provisions for potential loan losses.

We are significantly impacted by prevailing economic conditions including federal monetary and fiscal policies and federal regulations of financial institutions.  Deposit balances are influenced by numerous factors such as competing personal investments, the level of personal income and the personal rate of savings within our market areas.  Factors influencing lending activities include the demand for housing and the interest rate pricing competition from other lending institutions.

Landmark National Bank is dedicated to providing quality financial and banking services to its local communities.  Our strategy includes continuing a tradition of quality assets while growing our commercial and commercial real estate loan portfolios.  We are committed to developing relationships with our borrowers and providing a total banking service.

Currently, our business consists of ownership of Landmark National Bank, with its main office in Manhattan, Kansas and eleven branch offices in central and southwestern Kansas.  In November 2003, we moved forward with our plans of growth and expansion when we announced the acquisition of First Kansas Financial Corporation (First Kansas).  First Kansas is a single-thrift holding company based in Osawatomie, Kansas with six locations in eastern and northcentral Kansas.  The acquisition is expected to be completed during the second quarter of 2004, at which time we will expand First Kansas’ products and services to ours for further revenue generation and asset growth.

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

We report our investment securities at estimated fair values based on readily ascertainable values which are obtained from independent sources.  Our management performs periodic reviews of the investment securities to determine if any investment securities have declined in value which might be considered other than temporary.  Although we believe that our estimates of the fair values of investment securities to be reasonable, economic and market factors may affect the amounts that will ultimately be realized from these investments.

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

Comparison Of Operating Results For The Years Ended December 31, 2003 And December 31, 2002

Summary of Performance.  Net earnings for the year ended December 31, 2003, increased $274,000, or 6.0%, to $4.9 million as compared to the year ended December 31, 2002.  This improvement in net earnings was generally attributable to an increase in non-interest income including increased gains on sale of investments, increased fees and service charges, and increased gains on sale of loans which was offset by a reduction of net interest income.  Also contributing to improved net earnings was non-interest expense which remained flat at $9.2 million for the years ended December 31, 2003 and 2002.

The year ended December 31, 2003, resulted in diluted earnings per share of $2.28 compared to $2.03 for the same period in 2002.  Return on average assets was 1.46% for the year ended December 31, 2003, compared to 1.35% for the same period in 2002.  Return on average stockholders’ equity was 11.53% for the year ended December 31, 2003, compared to 11.31% for the same period in 2002.

We continued our stock repurchase program during 2003, resulting in the repurchase of an additional 72,228 shares.  As of December 31, 2003, we held 119,657 shares as treasury stock at an average cost per share of $23.34.

We distributed a 5% stock dividend for the third consecutive year in December 2003.  All per share and average share data in this report has been restated to reflect the 2003 stock dividend.

Interest Income.  Interest income for the year ended December 31, 2003, decreased $2.3 million, or 11.7%, to $17.3 million from $19.6 million for the year ended December 31, 2002.  Interest income on loans decreased $2.3 million, or 14.1%, for the year ended December 31, 2003, compared to the same time period of 2002.  This decrease was related in part to the decrease in interest rates experienced as interest earning assets repriced downward during 2002 and continued throughout 2003.  A continued decline in average loans during 2003, which were $217.3 million, at December 31, 2003, compared to $233.3 million at December 31, 2002, also contributed to the decrease in interest income.  The decline in average loans primarily resulted from refinancings and paydowns in our residential mortgage portfolio.  Offsetting the decrease in total interest income on loans was an increase in interest earned on investment securities to $2.9 million for the year ended December 31, 2003, from $2.8 million for the same period of 2002.  The increase in interest income on investment securities was due primarily to an increase in average investment securities from $93.3 million at December 31, 2003, compared to $84.3 million at December 31, 2002, which was offset by a decline in interest rates on these investments.

Interest Expense.  Interest expense for the year ended December 31, 2003, decreased to $5.7 million from $7.1 million for the year ended December 31, 2002, or 20.5%.  Interest expense on deposits declined to $4.4 million, or 23.0%, from $5.8 million during this period as a result of the decline in interest rates and a reduction in average deposits from $263.9 million at December 31, 2002, to $254.8 million at December 31, 2003.  Interest expense on borrowings, consisting mostly of advances from the Federal Home Loan Bank of Topeka, decreased $129,000, or 9.7%, to $1.2 million for the year ended December 31, 2003, as compared to the year ended December 31, 2002.  The decrease in interest expense on borrowings resulted from scheduled principal payments and the decline in interest rates.  The interest expense related to the $8.2 million in subordinated debentures that we issued in mid-December 2003 was nominal.  The interest expense associated with the subordinated debentures should be higher for 2004 as we expect to incur twelve months of expense.

Net Interest Income.  Net interest income represents the difference between income derived from interest-earning assets and the expense incurred on interest-bearing liabilities.  Net interest income is affected by both the difference between the rates of interest earned on interest-earnings assets and the rates paid on interest-bearing liabilities (“interest rate spread”) as well as the relative amounts of interest-earning assets and interest-bearing liabilities.

Net interest income for the year ended December 31, 2003, totaled $11.6 million, a 6.7% decrease, as compared to $12.5 million for the year ended December 31, 2002.  Average earning assets for 2003 totaled $313.2 million as compared to $322.7 million for 2002.  The net interest margin on earning assets was 3.71% for the year ended December 31, 2003, down from 3.86% for the same period of 2002.  The refinancings and paydowns in our residential mortgage portfolio exceeded our commercial loan growth during 2002 and 2003, resulting in the excess liquidity being invested into lower yielding investment securities.  In addition, the prolonged low-rate environment caused the net interest margin to compress as assets continued to reprice downward with little room left for liability repricing.

Given the mix of our interest bearing liabilities and interest bearing assets as of December 31, 2003, the net interest margin could be expected to decline in a falling interest rate environment, and conversely, to increase in a rising rate environment.  Between 2001 and 2003, the Federal Open Market Committee lowered the target for the Federal Funds rate on twelve occasions, decreasing the rate from 6.5% on January

1, 2001, to 1.00% by the end of the first quarter of 2003, for a total decline of 550 basis points.  These actions caused a corresponding decrease in our prime loan rates which declined from 9.5% to 4.00%.  Since the first quarter of 2003, the Federal Funds rate held steady for the remainder of the year.  This continued stabile low rate environment had an adverse affect on our net interest margin during 2003 as our interest earning assets continued to reprice downward and caught up with our interest bearing liabilities which had already repriced downward.

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

The provision for loan losses increased to $240,000 during the year ended December 31, 2003, compared to $181,500 for the year ended December 31, 2002.  Our continuous review of the loan portfolio prompted an increase in our provision, primarily as a result of the loan portfolio’s increased percentage of commercial loans and some deterioration in the asset quality of the commercial and consumer loan portfolios as a result of weak economic conditions.  One measure of the adequacy of the allowance for estimated losses on loans is the ratio of the allowance to the total loan portfolio.  At December 31, 2003, the allowance for loan losses was $2.3 million, or 1.1% of gross loans outstanding, compared to $2.6 million, or 1.1% of gross loans outstanding, at December 31, 2002.  For further discussion of the provision for loan losses, refer to the “Asset Quality and Distribution” section.

Non-interest Income.  Non-interest income increased $1.1 million, or 29.0%, for the year ended December 31, 2003, to $5.0 million compared to $3.9 million for the year ended December 31, 2002.  The increase in non-interest income reflected an improvement in gains on sale of loans from $1.4 million for the year ended December 31, 2002, to $1.6 million for the year ended December 31, 2003, as residential mortgage financing activity increased due to low home mortgage rates.  Mortgage refinancing activity slowed down during the fourth quarter of 2003 and is expected to continue at lower levels during 2004 as many mortgage holders have already taken advantage of the low interest rates favorable for mortgage originations and as mortgage rates increase.  Also contributing to the increase in non-interest income was increased fees and service charges from $2.1 million for the year ended December 31, 2002, to $2.5 million for the year ended December 31, 2003, relating primarily to the enhancement of our fee-based services and product offerings during the second half of 2002.  The increase in non-interest income also reflected a $222,000 increase in gains on sale of investments for the year ended December 31, 2003, as compared to the same period of 2002.  This increase in gains on sale of investments resulted from equity security sales from our holding company’s investment portfolio.  We periodically sell equity securities based on performance and other indicators.  We estimate that the gains on sale of investments during 2004 will be at a level less than the amount realized during 2003 as our security portfolio and amount of unrealized gains has decreased as a result of the sales.  We estimate that our planned acquisition of First Kansas in April 2004 will positively impact our non-interest income for 2004 as we enter new markets and expand First Kansas’ deposit-related products and services to ours.

Non-interest Expense.  Non-interest expense increased $45,000, or 0.5%, to $9.2 million for the year ended December 31, 2003, as compared to the year ended December 31, 2002.  The increase in non-interest expense was primarily related to an increase of $61,000 in professional fees, a $52,000 increase in occupancy and equipment expense and an increase of $38,000 in amortization expense for the year ended December 31, 2003, compared to the year ended December 31, 2002.  The increase in professional fees included legal fees of approximately $25,000 incurred related to securing our “Landmark” trade name.  The increase in occupancy and equipment expense was primarily related to the depreciation of our enhanced computer system while amortization expense increased as prepayments in our mortgage servicing portfolio have accelerated.

Income Taxes.  Income tax expense decreased $87,000, or 3.7%, to $2.3 million for the year ended December 31, 2003, from $2.4 million for the year ended December 31, 2002.  The decrease in income tax expense and the effective rate for the year ended December 31, 2003, resulted primarily from the utilization of investment tax credits.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND SEPTEMBER 30, 2001

Summary of Performance.  Net earnings for the year ended December 31, 2002, were $4.6 million, an increase of 83.8%, compared to net earnings of $2.5 million for the year ended September 30, 2001.  Diluted earnings per share for the year ended December 31, 2002, was $2.03 compared to $1.88 for the year ended September 30, 2001.  The improvement in net earnings was generally attributable to the MNB Bancshares merger, increased fees and service charges, and an improvement in our net interest margin.  The earnings per share amount was impacted by the 817,806 shares that were issued in connection with the MNB Bancshares merger.

Interest Income.  Interest income for the year ended December 31, 2002, increased $3.1 million, or 19.0%, to $19.6 million from $16.4 million for the year ended September 30, 2001.  Interest income on loans increased $3.1 million, or 22.5%, for the year ended December 31, 2002, compared to the year ended September 30, 2001.  Interest earned on securities and other investments increased $65,000 to $2.9 million for the year ended December 31, 2002, compared to the year ended September 30, 2001.  The increase in interest income was primarily related to an increase in average earning assets resulting from the MNB Bancshares merger, which overcame the decrease in rates experienced as interest earning assets repriced downward during 2002.

Interest Expense.  Interest expense for the year ended December 31, 2002, decreased to $7.1 million from $9.9 million for the year ended September 30, 2001, or 28.2%.  Deposit interest expense declined to $5.8 million from $7.8 million during this period despite acquiring $131.0 million in deposits from the MNB Bancshares merger, as a result of the decline in interest rates.  Interest expense on borrowings, consisting primarily of advances from the Federal Home Loan Bank of Topeka, decreased $790,000, or 37.1%, to $1.3 million for the year ended December 31, 2002, as compared to the year ended September 30, 2001, as a result of scheduled principal payments and the decline in interest rates.

Net Interest Income.  Net interest income increased to $12.5 million for the year ended December 31, 2002, compared to $6.5 million for the year ended September 30, 2001.  The net interest margin for the year ended December 31, 2002, was 3.86% compared to 3.09% for the year ended September 30, 2001.  This increase resulted from interest rates on our interest-bearing liabilities which repriced downward at a more rapid pace than our interest-earning assets.  In addition, the acquired commercial and consumer loan portfolios of MNB Bancshares combined with the commercial loan growth experienced during 2002 resulted in improved yields on interest-earning assets.

During 2001 and 2002, the Federal Open Market Committee (FOMC) lowered the target for the Federal Funds rate on eleven occasions, decreasing the rate from 6.5% on January 1, 2001, to 1.25% by December 31, 2002, for a total decline of 525 basis points.  These actions caused a corresponding decrease in our prime loan rates which declined from 9.5% to 4.25%.  Our net interest margin improved during fiscal 2002 as a result of the MNB Bancshares merger and the acquired commercial and consumer loan portfolios of MNB Bancshares combined with the commercial loan growth experienced during 2002.  The net interest margin also improved due to our interest bearing liabilities repricing downward at a more rapid pace than our interest earning assets.

Provision For Loan Losses.  The provision for loan losses increased to $181,500 during the year ended December 31, 2002, compared to $120,000 for the year ended September 30, 2001.  Our review of the loan portfolio during 2002 prompted an increase in our provision, resulting primarily from increased commercial loan balances and some deterioration in the consumer loan portfolio quality due to the economic downturn.  One measure of the adequacy of the allowance for the estimated losses on loans is the ratio of the allowance to the total loan portfolio.  At December 31, 2002, the allowance for loan losses was $2.6 million, or 1.1% of gross loans outstanding, compared to $1.4 million, or 1.0% of gross loans outstanding, at September 30, 2001.

Non-interest Income.  Non-interest income for the year ended December 31, 2002, increased $1.5 million, or 63.9%, to $3.9 million from $2.4 million for the year ended September 30, 2001.  Fees and service charge income increased to $2.1 million from $437,000 as a result of the MNB Bancshares merger and the fee income associated with MNB Bancshares’ products and services.  Also contributing to the increase in non-interest income was an improvement of 78.9% in gains on sale of loans from $763,000 for the year ended September 30, 2001, to $1.4 million for the year ended December 31, 2002, as residential mortgage financing activity increased due to the MNB Bancshares merger and the declining interest rates during 2002.  Partially offsetting the increase in non-interest income was an $874,000, or 87.5%, decrease in net gains on sales of investments from $998,000 for the year ended September 30, 2001, compared to $124,000 for the year ended December 31, 2002.  This decrease in net gains on sale of investments was the result of fewer equity securities in our investment portfolio being sold during the year ended December 31, 2002, compared to the year ended September 30, 2001.

Non-interest Expense.  Non-interest expense increased $4.9 million to $9.2 million for the year ended December 31, 2002, compared to the year ended September 30, 2001.  The increase was primarily related to an increase of $2.2 million in compensation and benefits expense and an increase of $652,000 in occupancy and equipment expense for the year ended December 31, 2002, compared to the year ended September 30, 2001. The additional compensation and benefits expense and occupancy and equipment expense incurred during 2002 was a result of the MNB Bancshares merger.

Income Taxes.  Income tax expense increased $582,000, or 32.7%, to $2.4 million for the year ended December 31, 2002, from $1.8 million for the year ended September 30, 2001.  This increase in income tax expense resulted primarily from an increase in taxable income.  The effective tax rate for fiscal 2002 was 34.0% compared to 39.7% for fiscal 2001.  The decrease in the effective tax rate was primarily due to the effect of non-taxable investments that were acquired as a result of the MNB Bancshares merger.

Average Assets/Liabilities.  The following table sets forth information relating to average balances of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2003 and 2002, the three months ended December 31, 2001, and the year ended September 30, 2001.  The assets and liabilities of MNB Bancshares were recorded at their respective fair market values at the merger date.  Based on the relatively low interest rates prevailing at the merger date, the effective yields on MNB Bancshares’ interest-earning assets and rates on MNB Bancshares’ interest-bearing liabilities were significantly reduced, thus causing our post merger blended yields and cost of funds to decline in comparison to the periods presented prior to the merger. This table reflects the average yields on assets and average costs of liabilities for the periods indicated (derived by dividing income or expense by the monthly average balance of assets or liabilities, respectively) as well as the “net interest margin” (which reflects the effect of the net earnings balance) for the periods shown.

Average Balance Sheets – Average Yields And Rates

	Year ended December 31, 2003			Year ended December 31, 2002
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
ASSETS
Interest-earning assets:
Investment securities (1)	$95,923	$2,973	3.10%	$89,393	$2,911	3.26%
Loans receivable, net (2)	217,327	14,303	6.58%	233,311	16,650	7.14%
Total interest-earning assets	313,250	17,276	5.52%	322,704	19,561	6.06%
Non-interest-earning assets	17,899			15,861
Total	$331,149			$338,565

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Certificates of deposit	$141,877	$3,706	2.61%	$152,407	$4,578	3.00%
Money market and NOW accounts	76,316	678	0.89%	74,032	1,026	1.39%
Savings accounts	15,033	62	0.41%	17,201	169	0.98%
FHLB advances and other borrowings	27,887	1,209	4.34%	28,164	1,338	4.75%
Total interest-bearing liabilities	261,113	5,655	2.17%	271,804	7,111	2.62%
Non-interest-bearing liabilities	27,603			26,267
Stockholders’ equity	42,433			40,494
Total	$331,149			$338,565

Net interest income		$11,621			$12,450
Interest rate spread (3)			3.35%			3.44%
Net interest margin (4)			3.71%			3.86%
Ratio of average interest-earning assets to average interest-bearing liabilities		119.97%			118.73%

	Three months ended December 31, 2001			Year ended September 30, 2001
	Average Balance	Interest	Average Yield/Rate(5)	Average Balance	Interest	Average Yield/Rate
ASSETS
Interest-earning assets:
Investment securities (1)	$93,466	$595	2.53%	$47,261	$2,847	6.02%
Loans receivable, net (2)	245,669	4,629	7.48%	164,165	13,591	8.28%
Total interest-earning assets	339,135	5,224	6.11%	211,426	16,438	7.77%
Non-interest-earning assets	11,173			8,392
Total	$350,308			$219,818

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Certificates of deposit	$166,925	$1,716	4.08%	$124,627	$7,031	5.64%
Money market and NOW accounts	80,310	338	1.67%	22,716	532	2.34%
Savings accounts	18,352	76	1.64%	7,284	218	2.99%
FHLB advances and other borrowings	33,141	345	4.13%	35,810	2,128	5.94%
Total interest-bearing liabilities	298,728	2,475	3.29%	190,437	9,909	5.20%
Non-interest-bearing liabilities	11,356			4,536
Stockholders’ equity	40,224			24,845
Total	$350,308			$219,818

Net interest income		$2,749			$6,529
Interest rate spread (3)			2.82%			2.57%
Net interest margin (4)			3.22%			3.09%
Ratio of average interest-earning assets to average interest-bearing liabilities		113.53%			111.02%

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

Comparison Of Operating Results For The QUARTERS Ended December 31, 2001 And 2000

Summary Of Performance.  Operating earnings, net of tax, for the quarter ended December 31, 2001, were $1.1 million, an increase of 58.0%, compared to operating earnings, net of tax, of $680,000 for the quarter ended December 31, 2000.  The MNB Bancshares merger was completed on October 9, 2001.  Accordingly, the results for the quarter ended December 31, 2001, included MNB Bancshares’ results since that date.  In conjunction with the merger, expenses of $2.7 million were incurred during the quarter ended December 31, 2001.  The inclusion of the merger expenses resulted in a net loss of $638,000 for the quarter ended December 31, 2001.  Diluted net loss per share for the quarter ended December 31, 2001, was $0.29.

On October 1, 2000, we adopted Statement of Financial Accounting Standards No. 133.  In connection with the adoption, certain investments were reclassified from held-to-maturity to available-for-sale and trading and resulted in a cumulative decrease in earnings of $215,000, net of tax.  Net earnings after the cumulative effect of the change in accounting principle for the quarter ended December 31, 2000, were $466,000.  Diluted net earnings per share for the quarter ended December 31, 2000, was $0.35.

Interest Income.  Interest income increased by $739,000, or 16.5%, to $5.2 million in the quarter ended December 31, 2001.  Average interest-earning assets increased from $222.9 million for the quarter ended December 31, 2000, to $339.1 million for the quarter ended December 31, 2001, primarily due to the MNB Bancshares merger.  Interest income on loans increased $888,000, or 23.5%, to $4.6 million.  Interest earned on securities and other investments declined $140,000 to $595,000.  The increase in interest income was due to an increase in average loans resulting from the MNB Bancshares merger, which overcame the decrease in rates experienced as interest-earning assets repriced during 2001.

Interest Expence.  Interest expense decreased from $2.9 million for the quarter ended December 31, 2000, to $2.5 million for the quarter ended December 31, 2001, or 14.0%.  Deposit interest expense remained consistent at $2.1 million, despite acquiring $131.0 million in deposits from the MNB Bancshares merger, as a result of the decline in rates. Interest expense on borrowings, consisting primarily of advances from the Federal Home Loan Bank of Topeka, decreased $417,000, or 54.7%, to $344,000 at December 31, 2001, as a result of scheduled principal payments and the decline in rates.

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

Non-interest Income.  Non-interest income increased $468,000, or 86.1%, to $1.0 million for the quarter ended December 31, 2001.  Fees and service charge income increased from $132,000 to $426,000, or by 223.6%, relating primarily to the MNB Bancshares merger and the fee income associated with MNB Bancshares’ products and services offered. Also contributing to this increase was an improvement in gains on sale of loans by $220,000, or 69.0%, to $539,000, as loan origination increased due to the decrease in home mortgage interest rates during 2001.

Non-interest Expense.  Non-interest expense increased $3.8 million to $4.8 million for the quarter ended December 31, 2001, resulting from additional expenses associated with the MNB Bancshares merger and the $2.7 million severance and other expenses related to the MNB Bancshares merger.

Income Taxes.  An income tax benefit of $430,000 was recognized for the three months ended December 31, 2001, compared to an income tax expense of $410,000 that was incurred for the three months ended December 31, 2000.  This decrease in income tax expense primarily relates to the inclusion of $2.7 million in merger-related expenses that were associated with the MNB Bancshares merger that was completed in October 2001.

Landmark Bancorp, Inc. and Subsidiary

Quarterly Results of Operations

	Fiscal 2003 Quarters Ended
	March 31	June 30	September 30	December 31
Interest income	$4,635,165	$4,311,598	$4,132,953	$4,196,586
Interest expense	1,549,418	1,454,050	1,350,762	1,300,342
Net interest income	3,085,747	2,857,548	2,782,191	2,896,244
Provision for loan losses	60,000	60,000	60,000	60,000
Net interest income after provision for loan losses	3,025,747	2,797,548	2,722,191	2,836,244
Non-interest income	1,341,228	1,245,056	1,297,633	1,090,274
Non-interest expense	2,353,190	2,290,000	2,191,014	2,394,551
Earnings before income taxes	2,013,785	1,752,604	1,828,810	1,531,967
Provision for income taxes	690,252	537,198	597,168	450,851
Net earnings	$1,323,533	$1,215,406	$1,231,642	$1,081,116
Earnings per share(1):
Basic	$0.63	$0.58	$0.59	$0.51
Diluted	0.62	0.57	0.58	0.51

	Fiscal 2002 Quarters Ended
	March 31	June 30	September 30	December 31
Interest income	$5,042,396	$4,956,001	$4,913,082	$4,650,047
Interest expense	2,077,032	1,782,307	1,668,299	1,583,561
Net interest income	2,965,364	3,173,694	3,244,783	3,066,486
Provision for loan losses	33,500	33,000	50,000	65,000
Net interest income after provision for loan losses	2,931,864	3,140,694	3,194,783	3,001,486
Non-interest income	730,885	861,264	917,103	1,346,764
Non-interest expense	2,216,453	2,207,169	2,286,558	2,474,011
Earnings before income taxes	1,446,296	1,794,789	1,825,328	1,874,239
Provision for income taxes	487,956	615,287	620,828	638,668
Net earnings	$958,340	$1,179,502	$1,204,500	$1,235,571
Earnings per share(1):
Basic	$0.42	$0.53	$0.56	$0.58
Diluted	0.41	0.52	0.54	0.56

(1) All per share amounts have been adjusted to give effect to the 5% stock dividends paid by us in December 2003 and 2002.

Capital Resources And Liquidity

Asset Quality And Distribution. Total assets declined to $334.0 million at December 31, 2003, compared to $341.3 million at December 31, 2002.  Our primary ongoing sources of funds are deposits, proceeds from principal and interest payments on loans and investment securities and proceeds from the sale of mortgage loans and investment securities.  While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition, and the restructuring of the financial services industry.

Net loans, excluding loans held for sale, decreased $9.8 million to $214.3 million as of December 31, 2003, from $224.1 million as of December 31, 2002.  The decline was primarily the result of refinancings and paydowns in our residential mortgage portfolio.  Our loan portfolio composition continues to diversify as a result of pay downs and our planned expansion of commercial lending activities.  This is evidenced by our one-to-four residential real estate loans comprising 54.4%, 44.7% and 37.9% of total loans as of December 31, 2001, December 31, 2002, and December 31, 2003, respectively.

Our primary investing activities are the origination of mortgage, consumer, and commercial loans and the purchase of investment and mortgage-backed securities.  Generally, we originate fixed-rate, residential mortgage loans with maturities in excess of ten years for sale in the secondary market.  We do not originate and warehouse these fixed-rate residential loans for resale in order to speculate on interest rates.  As of December 31, 2003, our residential mortgage loan portfolio consisted of $35.4 million with fixed rates and $46.7 million with variable rates.

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

We believe that the quality of the loan portfolio continues to be strong as evidenced by our low levels of past due and non-accrual loans.  Loans past due more than one month and less than 90 days as of December 31, 2003, totaled $2.3 million.  As of December 31, 2003, loans with a balance of $1.2 million were on non-accrual status, or 0.55% of total loans, compared to a balance of $925,000 loans on non-accrual status, or 0.40% of total loans, as of December 31, 2002.  In addition, the ratio of non-performing assets as a percentage of total assets remained relatively flat at 0.45% at December 31, 2003, compared to 0.41% at December 31, 2002.

Residential home loans comprised 72.3% of the $1.2 million non-accrual balance at December 31, 2003.  We have historically incurred minimal losses based upon collateral values.  We did identify some asset quality deterioration in the commercial and consumer loan portfolios during 2003, primarily as a result of the weak economy.  Net charge offs were $489,000 for the year ended December 31, 2003, compared to net charge offs of $257,000 for the year ended December 31, 2002.  We feel that the instances identified in 2003 were appropriately addressed as either charges against the allowance for loan losses or through provisions to the reserve during 2003.

A slowdown in economic activity beginning in 2001 severely impacted several major industries as well as the economy as a whole.  While we are pleased that there appears to be numerous indications of emerging strength in the economy, we still have a concern for the outlook of the economy in 2004.  The strengthening may not be sustainable and consumer confidence may be slow to respond to the positive effects, if any, on the economy.  These events could adversely affect cash flows for both commercial and individual borrowers, as a result of which, we could experience increases in problem assets, delinquencies and losses on loans.  Many financial institutions have experienced an increase in non-performing assets during the recent difficult economic period, as even well-established business borrowers developed cash flow, profitability and other business-related problems.  We believe that the allowance for losses on loans at December 31, 2003, was adequate.  While we believe that we use the best information available to determine the allowance for losses on loans, unforeseen market conditions could result in adjustment to the allowance for losses on loans.  In addition, net earnings could be significantly affected if circumstances differ substantially from the assumptions used in establishing the allowance for losses on loans.

Liability Distribution. Total deposits decreased $11.2 million to $253.1 million at December 31, 2003, from $264.3 million at December 31, 2002.  Borrowings increased $7.6 million to $33.8 million at December 31, 2003, from $26.2 million at December 31, 2002.  Non-interest bearing deposits at December 31, 2003, were $20.5 million, or 8.1% of deposits, compared to $23.4 million, or 8.9% of deposits, at December 31, 2002.  Money market and NOW deposit accounts were 30.4% of the portfolio and totaled $77.0 million at December 31, 2003, compared to $78.4 million, or 29.6% of deposits, at December 31, 2002.  Savings accounts decreased to $14.8 million at December 31, 2003, from $15.0 million at December 31, 2002.  Certificates of deposit decreased to $140.8 million, or 55.6%, of deposits at December 31, 2003, from $147.4 million, or 55.8% of deposits, at December 31, 2002.  The reduction of certificates of deposit was reflective of our excess liquidity position in that we did not bid aggressively on public deposits in 2003.

Certificates of deposit at December 31, 2003, which were scheduled to mature in one year or less, totaled $104.8 million. Historically, maturing deposits have generally remained with our Bank and we believe that a significant portion of the deposits maturing in one year or less will remain with us upon maturity.

Cash Flows.  During the year ended December 31, 2003, our cash and cash equivalents decreased $3.7 million.  Our operating activities during 2003 provided us net cash of $5.7 million. We used net cash of $3.2 million in investing activities in 2003, primarily for the purchase of investment securities of $66.5 million and the purchase of equipment of $338,000, net of retirements.  These outflows of cash for investing purposes were offset by the maturities and prepayments of investment securities of $52.6 million and a net decrease in our loan portfolio of $9.3 million, the proceeds from sales of investment securities of $1.2 million, and the proceeds from sale of other real estate and premises and equipment of $434,000.  We used net cash of $6.2 million in financing activities during 2003, primarily due to a $11.2 million decrease in our deposits portfolio, the purchase of $1.9 million in treasury stock, the payment of $1.3 million in dividends, and the payment of $78.2 million of debt which was offset by $85.9 million in borrowings.  The $85.9 million in borrowings during 2003 included the issuance of $8.2 million of subordinated debentures.  These outflows of cash for financing activities were also offset by $480,000 of proceeds from the issuance of common stock associated with the exercise of stock options.

During the year ended December 31, 2002, our cash and cash equivalents decreased $10.7 million.  Our operating activities during 2002 provided us net cash of $9.3 million. We used net cash of $2.8 million in investing activities in 2002, primarily for the purchase of investment securities of $40.6 million and the purchase of equipment of $760,000, net of retirements.  These outflows of cash for investing purposes were offset by the maturities and prepayments of investment securities of $27.1 million and a net decrease in our loan portfolio of $10.4 million.  We used net cash of $17.2 million in financing activities during 2002, primarily due to a $9.0 million decrease in our deposits portfolio, the purchase of $5.3 million in treasury stock, the payment of $1.2 million in dividends, and the payment of $36.4 million of debt which was offset by $34.1 million in borrowings.  These outflows of cash for financing activities were also offset by $733,000 of proceeds from the issuance of common stock associated with the exercise of stock options.

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

Contractual Obligations And Commercial Commitments.  The following table presents contractual obligations, defined as operating lease obligations and principal payments due on non-deposit obligations with maturities in excess of one year as of December 31, 2003, for the periods indicated.

Contractual cash obligations	Total	One year or less	One to three years	Four to five years	More than five years

Operating leases	$133,730	$120,837	$12,893	$—	$—
Service contracts	2,585,000	660,000	1,925,000	—	—
FHLB advances	23,057,104	1,000,000	11,000,000	4,000,000	7,057,104
Other borrowing	8,248,000	—	—	—	8,248,000
Total contractual obligations	$34,023,834	$1,780,837	$12,937,893	$4,000,000	$15,305,104

Liquidity. Our most liquid assets are cash and cash equivalents and investment securities available for sale. The level of these assets is dependent on our operating, financing, lending and investing activities during any given period.  At December 31, 2003 and 2002, the carrying value of these liquid assets totaled $107.5 million and $100.7 million, respectively.  During periods in which we are not able to originate a sufficient amount of loans and/or periods of high principal prepayments, we increase our liquid assets by investing in short-term U.S. Government and agency securities or high-grade municipal securities.

Liquidity management is both a daily and long-term function of our strategy.  Excess funds are generally invested in short-term investments.  In the event we require funds beyond our ability to generate them internally, additional funds are available through the use of Federal Home Loan Bank advances, a line of credit with the Federal Home Loan Bank or through sales of securities.  At December 31, 2003, we had outstanding Federal Home Loan Bank advances of $23.1 million and had borrowings of $2.2 million on our line of credit with the Federal Home Loan Bank.  At December 31, 2003, our total borrowing capacity with the Federal Home Loan Bank was approximately $59.7 million.  In December 2003, we issued $8.2 million of subordinated debentures for the purpose of funding the acquisition of First Kansas, which is scheduled to close in April 2004.  In addition to the subordinated dentures, we have obtained a $9.0 million loan commitment from an unrelated financial institution to provide financing for the First Kansas acquisition.

As a provider of financial services, we routinely issue financial guarantees in the form of financial and performance standby letters of credit.  Standby letters of credit are contingent commitments issued by us generally to guarantee the payment or performance obligation of a customer to a third party.  While these standby letters of credit represent a potential outlay by us, a significant amount of the commitments may expire without being drawn upon.  We have recourse against the customer for any amount the customer is required to pay to a third party under a standby letter of credit.  The letters of credit are subject to the same credit policies, underwriting standards and approval process as loans made by us.  Most of the standby letters of credit are secured, and in the event of nonperformance by the customers, we have the right to the underlying collateral, which could include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities.  The contract amount of these standby letters of credit, which represents the maximum potential future payments guaranteed by us, was $2.4 million at December 31, 2003.

At December 31, 2003, we had outstanding loan commitments, excluding standby letters of credit, of $28.0 million.  We anticipate that sufficient funds will be available to meet current loan commitments. These commitments consist of letters of credit, unfunded lines of credit and commitments to finance real estate loans.

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

At December 31, 2003, we continued to maintain a sound leverage capital ratio of 22% and a total risk based capital ratio of 23%.  As shown by the following table, our capital exceeded the minimum capital requirements at December 31, 2003 (dollars in thousands):

	Actual Amount	Actual Percent	Required Percent	Required Amount
Leverage	$47,522	22%	4%	$8,548
Tier 1 capital	$47,522	14%	4%	$13,273
Total risk based capital	$49,838	23%	8%	$17,097

At December 31, 2003, our subsidiary bank continued to maintain a sound leverage ratio of 16% and a total risk based capital ratio of 17%.  As shown by the following table, Landmark National Bank’s capital exceeded the minimum capital requirements at December 31, 2003 (dollars in thousands):

	Actual Amount	Actual Percent	Required Percent	Required Amount
Leverage	$34,775	16%	4%	$8,514
Tier 1 capital	$34,775	10%	4%	$13,223
Total risk based capital	$37,091	17%	8%	$17,029

Banks and bank holding companies are generally expected to operate at or above the minimum capital requirements. The above ratios are well in excess of regulatory minimums and should allow us to operate without capital adequacy concerns. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a bank rating system based on the capital levels of banks. As of December 31, 2003 and 2002, we were rated “well capitalized”, which is the highest rating available under this capital-based rating system.  During December 2003, we obtained $8.2 million in trust preferred borrowings.

In accordance with current capital guidelines, this amount has been included in our Tier 1 capital ratios as of December 31, 2003.  There has been speculation that the Federal Reserve Board may change its capital guidelines.  If such changes were to occur, and if such changes precluded banks and bank holding companies from including the trust preferred borrowing as a component of Tier 1 capital, we would still maintain a “well-capitalized” rating as of December 31, 2003.

Dividends. During the year ended December 31, 2003, we paid a cash dividend of $0.16 per share to our stockholders for the first and second quarters.  The cash dividend was increased to $0.17 per share in the third quarter of 2003 which represented a 6.25% increase over the amount paid in the previous quarter.  Additionally, we distributed a 5% stock dividend for the third consecutive year in December 2003.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations. As described above, Landmark National Bank exceeded its minimum capital requirements under applicable guidelines as of December 31, 2003.  The National Bank Act imposes limitations on the amount of dividends that a national bank may pay without prior regulatory approval. Generally, the amount is limited to the bank’s current year’s net earnings plus the adjusted retained earnings for the two preceding years.  As of December 31, 2003, approximately $1.2 million was available to be paid as dividends to Landmark Bancorp by Landmark National Bank without prior regulatory approval.

Recent Accounting Developments

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46R (FIN 46R), Consolidation of Variable Interest Entities, in December 2003.  FIN 46R clarifies the requirements that investments in variable interest entities (VIE) be consolidated by the entity that has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the VIE’s expected returns, or both.  Public companies must apply the unmodified provisions of the Interpretation to “special-purpose entities” by the end of the first reporting period ending after December 15, 2003.  Public companies, other than small business issuers, must apply the revised Interpretation by the end of the first reporting period beginning after December 15, 2003, to all entities that are not special-purpose entities.  We have an investment in a low-income housing partnership which is being evaluated under several provisions of Interpretation No. 46R.  We do not have any other investments in unconsolidated entities meeting the requirements of Interpretation No. 46R.

SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.  The amendments (i) reflect decisions of the Derivatives Implementation Group; (ii) reflect decisions made by the FASB in conjunction with other projects dealing with financial instruments; and (iii) address implementation issues related to the application of the definition of a derivative.  SFAS No. 149 also modifies various other existing pronouncements to conform with the changes made to SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003, with all provisions applied prospectively. Adoption of SFAS No. 149 on July 1, 2003, did not have a significant impact on our financial statements.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies, measures and discloses in its financial statements certain financial instruments with characteristics of both liabilities and equity.  SFAS No. 150 requires that an issuer classify financial instruments that are within its scope as a liability, in most circumstances.  Such financial instruments include (i) financial instruments that are issued in the form of shares that are mandatorily redeemable; (ii) financial instruments that embody an obligation to repurchase the issuer’s equity shares, or are indexed to such an obligation, and that require the issuer to settle the obligation by transferring assets; (iii) financial instruments that embody an obligation that the issuer may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is predominately based on a fixed amount, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares; and (iv) certain freestanding financial instruments.  SFAS No. 150 is effective for contracts entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  Adoption of SFAS No. 150 on July 1, 2003, did not have a significant impact on our financial statements.

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

We have been successful in meeting the interest rate sensitivity objectives set forth in our policy.  Simulation models are prepared to determine the impact on net interest income for the coming twelve months, including using rates at December 31, 2003, and forecasting volumes for the twelve month projection.  This position is then subjected to a shift in interest rates of 100 and 200 basis points rising and 100 basis points falling with an impact to our net interest income on a one year horizon as follows:

Scenario	$ change in net interest income	% of net interest income
100 basis point rising	$297,471	2.6%
200 basis point rising	$580,195	5.0%
100 basis point falling	$(273,293)	(2.3)%

We believe that no significant changes in our interest rate sensitivity position have occurred since December 31, 2003.  We believe we are appropriately positioned for future interest rate movements, although we may experience some fluctuations in net interest income due to short term timing differences between the repricing of assets and liabilities.

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

Certificates of deposit reflect contractual maturities only.  Money market accounts are rate sensitive and accordingly, a higher percentage of the accounts have been included as repricing immediately in the first period.  Savings and NOW accounts are not as rate sensitive as money market accounts and for that reason a significant percentage of the accounts are reflected in the more than 1 to 5 years category.

We have been successful in meeting the interest sensitivity objectives set forth in our policy.  This has been accomplished primarily by managing the assets and liabilities while maintaining our traditional high credit standards.

Interest-Earning Assets And Interest-Bearing Liabilities
Repricing Schedule (“Gap” Table)

At December 31, 2003

(Dollars in thousands)

	3 months or less	More than 3 to 12 months	More than 1 to 5 years	Over 5 years	Total
Interest-earning assets:
Overnight investments	$5,939	$—	$—	$—	$5,939
Investment securities	12,270	18,655	62,691	6,130	99,746
Loans	54,256	75,945	77,851	8,563	216,615
Total interest-earning assets	$72,465	$94,600	$140,542	$14,693	$322,300

Interest-bearing liabilities:
Certificates of deposit	$40,707	$64,068	$35,997	$5	$140,777
Money market and NOW accounts	7,699	11,549	57,743	—	76,991
Savings accounts	740	2,220	11,842	—	14,802
Borrowed money	4,450	9,248	13,000	7,057	33,755
Total interest-bearing liabilities	$53,596	$87,085	$118,582	$7,062	$266,325

Interest sensitivity gap per period	$18,869	$7,515	$21,960	$7,631	$55,975
Cumulative interest sensitivity gap	$18,869	$26,384	$48,344	$55,975
Cumulative gap as a percent of total interest-earning assets	5.85%	8.19%	15.00%	17.37%
Cumulative interest sensitive assets as a percent of cumulative interest sensitive liabilities	135.21%	118.75%	118.65%	121.02%

Safe Harbor Statement Under The Private Securities Litigation Reform Act Of 1995

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

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain.  Factors which could have a material adverse effect on operations and future prospects by us and our subsidiaries include, but are not limited to, the following:

•                  The strength of the United States economy in general and the strength of the local economies in which we conduct our operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the our assets.

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

Controls And Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2003.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective.  There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls.

Independent Auditors’ Report

The Board of Directors

Landmark Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Landmark Bancorp, Inc. and subsidiary (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2003 and 2002, the three months ended December 31, 2001, and the year ended September 30, 2001, respectively. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, the three months ended December 31, 2001, and the year ended September 30, 2001, respectively, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2(e) to the consolidated financial statements, effective October 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The Company adopted the remaining provisions of SFAS No. 142 on January 1, 2002.

/s/ KPMG LLP

Kansas City, Missouri
February 27, 2004

LANDMARK BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
Assets
Cash and cash equivalents:
Cash	$1,768,914	3,982,332
Interest-bearing deposits in other financial institutions	5,939,201	7,466,352
Total cash and cash equivalents	7,708,115	11,448,684
Investment securities available-for-sale	99,746,365	89,296,337
Loans, net	214,295,940	224,061,263
Loans held for sale	734,456	5,050,603
Premises and equipment, net of accumulated depreciation	3,631,102	3,755,048
Goodwill	1,971,178	1,971,178
Other intangible assets, net	959,532	1,131,584
Accrued interest and other assets	4,999,601	4,599,483
Total assets	$334,046,289	341,314,180
Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest bearing demand	$20,538,514	23,443,639
Money market and NOW	76,990,610	78,387,200
Savings	14,801,950	15,004,882
Time, $100,000 and greater	28,294,325	22,683,902
Time, other	112,482,821	124,761,247
Total deposits	253,108,220	264,280,870
Federal Home Loan Bank borrowings	25,257,104	26,203,121
Other borrowings	8,498,000	—
Accrued interest and expenses, taxes, and other liabilities	4,610,862	9,756,414
Total liabilities	291,474,186	300,240,405

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.01 par. Authorized 3,000,000 shares; issued 2,207,807 and 2,157,865, respectively	22,078	21,578
Additional paid-in capital	19,332,130	18,269,582
Retained earnings	25,213,188	24,295,211
Treasury stock, at cost; 119,657 and 148,031 shares, respectively	(2,792,225)	(3,266,359)
Unearned employee benefits	—	(145,207)
Accumulated other comprehensive income	796,932	1,898,970
Total stockholders’ equity	42,572,103	41,073,775
Total liabilities and stockholders’ equity	$334,046,289	341,314,180

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Operations

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Interest income:
Loans	$14,303,182	16,649,738	4,628,776	13,591,077
Investment securities	2,915,681	2,809,559	532,745	2,630,289
Other	57,439	102,229	62,582	216,817
Total interest income	17,276,302	19,561,526	5,224,103	16,438,183
Interest expense:
Deposits	4,446,050	5,773,331	2,130,349	7,781,296
Borrowings	1,208,522	1,337,868	344,829	2,127,900
Total interest expense	5,654,572	7,111,199	2,475,178	9,909,196
Net interest income	11,621,730	12,450,327	2,748,925	6,528,987
Provision for loan losses	240,000	181,500	32,500	120,000
Net interest income after provision for loan losses	11,381,730	12,268,827	2,716,425	6,408,987
Non-interest income:
Fees and service charges	2,499,870	2,126,059	425,599	437,312
Gains on sales of loans	1,587,714	1,365,691	538,510	763,470
Gains (losses) on sales of investment securities, net	551,038	124,333	(601)	997,859
Other	335,569	239,933	48,212	154,035
Total non-interest income	4,974,191	3,856,016	1,011,720	2,352,676
Non-interest expense:
Compensation and benefits	4,834,982	4,849,011	1,099,979	2,674,664
Severance and other costs related to merger with MNB	—	—	2,704,826	—
Occupancy and equipment	1,250,212	1,198,710	268,443	546,576
Amortization of intangibles	426,442	388,568	113,556	181,262
Professional fees	343,208	281,949	49,753	76,100
Data processing	311,364	347,900	70,193	145,289
Other	2,062,547	2,118,053	489,625	652,631
Total non-interest expense	9,228,755	9,184,191	4,796,375	4,276,522
Earnings (loss) before income taxes	7,127,166	6,940,652	(1,068,230)	4,485,141
Income tax expense (benefit)	2,275,469	2,362,739	(430,438)	1,780,394
Net earnings (loss) before cumulative effect of change in accounting principle	4,851,697	4,577,913	(637,792)	2,704,747
Cumulative effect of change in accounting principle, net of tax of $125,144	—	—	—	(214,553)
Net earnings (loss)	$4,851,697	4,577,913	(637,792)	2,490,194
Earnings (loss) per share:
Basic:
Earnings (loss) before cumulative effect of change in accounting principle	$2.31	2.09	(0.29)	2.20
Cumulative effect of change in accounting principle, net of tax	—	—	—	(0.17)
	$2.31	2.09	(0.29)	2.03
Diluted:
Earnings (loss) before cumulative effect of change in accounting principle	$2.28	2.03	(0.29)	2.04
Cumulative effect of change in accounting principle, net of tax	—	—	—	(0.16)
	$2.28	2.03	(0.29)	1.88

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

Years ended December 31, 2003 and 2002, three months ended December 31, 2001,  and year ended September 30, 2001

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Unearned employee benefits	Accumulated other comprehensive income (loss)	Total
Balance at September 30, 2000	$228,131	22,475,208	24,022,616	(22,534,394)	(418,963)	(110,594)	23,662,004
Comprehensive income:
Net earnings	—	—	2,490,194	—	—	—	2,490,194
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	638,030	638,030
Total comprehensive income	—	—	2,490,194	—	—	638,030	3,128,224
Dividends paid ($0.51 per share)	—	—	(632,115)	—	—	—	(632,115)
Amortization of unearned employee benefits	—	76,900	—	—	136,879	—	213,779
Exercise of stock options, 20,039 shares	—	(184,060)	—	384,453	—	—	200,393
Purchase of 25,475 treasury shares	—	—	—	(472,897)	—	—	(472,897)
Balance at September 30, 2001	228,131	22,368,048	25,880,695	(22,622,838)	(282,084)	527,436	26,099,388
Comprehensive loss:
Net loss	—	—	(637,792)	—	—	—	(637,792)
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	(104,298)	(104,298)
Total comprehensive loss	—	—	(637,792)	—	—	(104,298)	(742,090)
Retirement of 1,177,374 treasury shares and change in par value to $0.01 in connecting with the merger of MNB	(217,112)	(22,367,346)	—	22,584,458	—	—	—
Issuance of 817,806 shares in connection with the acquisition of MNB, net of cost of issuance aggregating $892,000	8,178	14,527,089	—	—	(103,950)	—	14,431,317
Dividends paid ($0.13 per share)	—	—	(298,884)	—	—	—	(298,884)
Amortization of unearned employee benefits	—	3,794	—	—	41,935	—	45,729
Exercise of stock options, 63,917 shares including tax benefit of $19,607	639	674,214	—	38,380	—	—	713,233
Purchase of 2,306 treasury shares	—	—	—	(43,940)	—	—	(43,940)
5% stock dividend, 99,020 shares	991	1,869,498	(1,870,489)	—	—	—	—
Balance at December 31, 2001	20,827	17,075,297	23,073,530	(43,940)	(344,099)	423,138	40,204,753
Comprehensive income:
Net income	—	—	4,577,913	—	—	—	4,577,913
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	1,475,832	1,475,832
Total comprehensive income	—	—	4,577,913	—	—	1,475,832	6,053,745
Dividends paid ($0.55 per share)	—	—	(1,239,819)	—	—	—	(1,239,819)
Amortization of unearned employee benefits	—	151,104	—	—	198,892	—	349,996
Exercise of stock options, 75,184 shares, including tax benefit of $313,383	751	1,045,564	—	—	—	—	1,046,315
Stock-based compensation	—	4,307	—	—	—	—	4,307
Purchase of 242,409 treasury shares	—	—		(5,345,522)	—	—	(5,345,522)
5% stock dividend, 96,684 shares	—	(6,690)	(2,116,413)	2,123,103	—	—	—
Balance at December 31, 2002	21,578	18,269,582	24,295,211	(3,266,359)	(145,207)	1,898,970	41,073,775
Comprehensive income:
Net income	—	—	4,851,697	—	—	—	4,851,697
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	(1,102,038)	(1,102,038)
Total comprehensive income	—	—	4,851,697	—	—	(1,102,038)	3,749,659
Dividends paid ($0.63 per share)	—	—	(1,331,146)	—	—	—	(1,331,146)
Amortization of unearned employee benefits	—	82,731	—	—	145,207	—	227,938
Exercise of stock options, 49,942 shares, including tax benefit of $241,775	500	720,857	—	—	—	—	721,357
Stock-based compensation	—	1,727	—	—	—	—	1,727
Purchase of 72,228 treasury shares	—	—	—	(1,871,207)	—	—	(1,871,207)
5% stock dividend, 100,602 shares	—	257,233	(2,602,574)	2,345,341	—	—	—
Balance at December 31, 2003	$22,078	19,332,130	25,213,188	(2,792,225)	—	796,932	42,572,103

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Cash flows from operating activities:
Net earnings (loss)	$4,851,697	4,577,913	(637,792)	2,490,194
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	—	—	339,697
Provision for loan losses	240,000	181,500	32,500	120,000
Amortization of intangibles	426,442	388,568	113,556	181,262
Depreciation	461,836	462,458	116,113	209,064
Stock-based compensation	1,727	4,307	—	—
Deferred income taxes	364,465	83,674	(666,196)	(185,375)
Net (gains) losses on sales of investment securities, premises and equipment, and foreclosed assets	(561,155)	(120,364)	16,070	(918,424)
Net gain on sales of loans	(1,587,714)	(1,365,691)	(538,510)	(763,470)
Proceeds from sale of loans	96,899,940	71,045,396	22,811,389	35,713,523
Origination of loans held for sale	(90,996,079)	(69,076,231)	(24,749,172)	(28,558,331)
Purchase of loans held for sale	—	—	—	(36,000)
Changes in assets and liabilities:
Accrued interest and other assets	63,920	1,182,652	998,319	475,687
Accrued expenses, taxes, and other liabilities	(4,447,593)	1,930,596	741,299	789,833
Net cash provided by (used in) operating activities	5,717,486	9,294,778	(1,762,424)	9,857,660
Cash flows from investing activities:
Net increase in loans	9,304,074	10,445,920	8,367,115	22,342,678
Maturities and prepayments of investment securities available-for-sale	52,601,851	27,067,374	15,829,860	5,725,216
Net cash received from merger of MNB	—	—	5,987,107	—
Purchases of investment securities available-for-sale	(66,450,936)	(40,587,495)	(21,375,571)	(10,000)
Proceeds from sale of investment securities available-for-sale	1,203,725	437,604	61,815	31,485,856
Proceeds from sales of premises and equipment and foreclosed assets	433,969	569,330	109,284	335,209
Purchases of premises and equipment, net	(337,967)	(759,993)	(34,716)	(38,500)
Other investing activity, net	—	(992)	15,229	(40,652)
Net cash (used in) provided by investing activities	(3,245,284)	(2,828,252)	8,960,123	59,799,807
Cash flows from financing activities:
Net increase in deposits	(11,172,650)	(8,965,415)	(5,826,283)	(17,841,970)
Federal Home Loan Bank borrowings	77,400,000	34,055,000	1,750,000	209,000,000
Federal Home Loan Bank repayments	(78,215,350)	(36,418,276)	(789,809)	(245,000,000)
Proceeds from other borrowings	8,498,000	—	—	—
Repayments on note payable	—	—	(520,000)	—
Proceeds from issuance of common stock under stock option plans	479,582	732,932	693,626	200,393
Payment of dividends	(1,331,146)	(1,239,819)	(298,884)	(632,115)
Purchase of treasury stock	(1,871,207)	(5,345,522)	(43,940)	(472,897)
Net cash used in by financing activities	(6,212,771)	(17,181,100)	(5,035,290)	(54,746,589)
Net (decrease) increase in cash and cash equivalents	(3,740,569)	(10,714,574)	2,162,409	14,910,878
Cash and cash equivalents at beginning of period	11,448,684	22,163,258	20,000,849	5,089,971
Cash and cash equivalents at end of period	$7,708,115	11,448,684	22,163,258	20,000,849
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	$1,985,000	1,403,000	—	1,572,000
Cash paid during the period for interest	5,689,909	7,195,000	2,375,000	9,759,000
Supplemental schedule of noncash investing and financing activities:
Transfer of loans to real estate owned	303,033	717,000	—	871,000
Bank merger:
Fair value of liabilities assumed	—	—	140,781,000	—
Fair value of assets acquired	—	—	149,225,000	—
Loans securitized and transferred to investment securities	—	—	—	17,786,000

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001, and September 30, 2001

(1)         Merger of Landmark Bancshares and MNB Bancshares

On October 9, 2001, Landmark Bancshares, Inc. (LBI) and MNB Bancshares, Inc. (MNB) completed a merger of equals. Concurrent with the merger, Landmark National Bank and Security National Bank (wholly owned subsidiaries of LBI and MNB) merged. In connection with the merger, Landmark Bancorp, Inc. (the Company) was formed, and 1,103,938 common shares were issued to the former LBI stockholders and 817,806 common shares were issued to the former MNB stockholders. The merger was accounted for as an acquisition of MNB by LBI, using the purchase method of accounting. Total consideration paid, consisting primarily of the fair value of the 817,806 shares issued to the former MNB stockholders, aggregated $15.3 million, based on the average closing price of the LBI common stock for the five days prior to and following the announcement of the signing of the merger agreement. The cost in excess of the tangible and identifiable intangible net assets acquired has been recorded as goodwill. In conjunction with the merger, the Company recorded goodwill of approximately $2 million and a core deposit intangible asset of $780,000.

The former LBI utilized a September 30 fiscal year while the Company has a December 31 year end. The accompanying consolidated financial statements for the three months ended December 31, 2001, include the accounts of the Company and, commencing October 9, 2001, MNB, and are presented as a transition period. The consolidated financial statements for the year ended September 30, 2001, are LBI’s historical financial statements. Pro forma information for the year ended September 30, 2001, as if the merger was consummated October 1, 2000, and excluding the severance and other costs related to the merger, is as follows:

Revenue	$29,936,000
Net earnings before cumulative effect of the change in accounting principle	3,881,000
Net earnings	3,666,000
Diluted earnings per share	1.61

In conjunction with the merger, the Company incurred severance and other merger-related costs of $2.7 million, which were charged to operating expenses in the three-month period ended December 31, 2001. Included in accrued expenses are undisbursed amounts relating to such costs aggregating $30,000 at December 31, 2002. All related amounts had been disbursed as of December 31, 2003.

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

(b) Investment Securities

The Company classifies its investment securities portfolio as available-for-sale, which are recorded at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity until realized. Purchased premiums and discounts on investment securities are amortized/accreted into interest income over the estimated lives of the securities using a method which approximates the interest method.  Declines in the fair value of individual securities below their cost that are deemed to be other than temporary result in write-downs of individual securities to their estimated fair value. The related write-downs are included in earnings as realized losses.  Gains and losses on sales of available-for-sale securities are recorded on a trade date basis and are calculated using the specific identification method.

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

Large groups of smaller individual balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

The accrual of interest on nonperforming loans is discontinued at the time the loan is ninety days delinquent, unless the credit is well-secured and in process of collection. Loans are placed on non-accrual or are charged off at an earlier date if collection of principal or interest is considered doubtful.

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

(d) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line or accelerated methods over the estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Buildings and improvements	10 – 15 years
Furniture, fixtures, and equipment	1 – 15 years
Automobiles	2 – 5 years

Major replacements and betterments are capitalized while maintenance and repairs are charged to expense when incurred.  Gains or losses on dispositions are reflected in operations as incurred.

(e) Intangible Assets

Effective October 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The remaining provisions of SFAS No. 142 were adopted on January 1, 2002. The Company’s goodwill and core deposit intangible resulted from the acquisition of MNB by LBI on October 9, 2001. Pursuant to certain provisions in SFAS No. 142, goodwill resulting from the merger with MNB is not amortized;

however, it is tested for impairment. When facts and circumstances indicate potential impairment of amortizable intangible assets, the Company will evaluate the recoverability of the asset carrying value, using estimates of undiscounted future cash flows over the remaining asset life. Any impairment loss is measured by the excess of carrying value over fair value. Goodwill impairment tests are performed at each calendar year end or when events or circumstances dictate.

Intangible assets that have finite useful lives, such as core deposit intangibles and mortgage servicing rights, continue to be amortized over their useful lives. The core deposit intangible is being amortized over ten years on an accelerated basis. Amortization expense related to the core deposit was $124,000, $138,000, and $35,000 for the years ended December 31, 2003 and 2002, and the three months ended December 31, 2001, respectively.

Mortgage servicing assets are recognized as separate assets when rights are acquired through the sale of financial assets. Capitalized servicing rights are reported in other intangible assets and are amortized into non-interest expense in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are recorded at the lower of cost or fair value, and are evaluated for impairment based upon the fair value of the rights as compared to amortized cost.

(f) Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities, of a change in tax rates, is recognized in income in the period that includes the enactment date.

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

(h) Comprehensive Income

The Company’s only component of other comprehensive income (loss) is the unrealized holding gains and losses on available-for-sale securities as shown below:

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Unrealized holding gains (losses)	$(2,328,518)	2,504,707	(171,888)	3,170,655
Less cumulative effect of a change in accounting principle	—	—	—	1,139,745
Less reclassification adjustment for gains (losses) included in net income	551,038	124,333	(601)	997,859
Net unrealized gains (losses) on securities	(1,777,480)	2,380,374	(171,287)	1,033,051
Income tax expense (benefit)	(675,442)	904,542	(66,989)	395,021
Other comprehensive income (loss)	$(1,102,038)	1,475,832	(104,298)	638,030

(i) Foreclosed assets

Assets acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the date of foreclosure, at the lower of carrying value or fair value, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds the fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense on the income statement.

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

(k) Earnings per Share

Basic earnings (loss) per share represents net earnings divided by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Earnings per share for all periods presented have been adjusted to give effect to the 5% stock dividends paid by the Company in December 2003, 2002 and 2001.

The shares used in the calculation of basic and diluted earnings per share, which have been restated for the 5% stock dividends paid in December 2003, 2002 and 2001, are shown below:

			Three
			months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Weighted average common shares outstanding	2,102,922	2,188,191	2,164,699	1,225,724
Stock options	29,141	61,415	80,573	97,532
	2,132,063	2,249,606	2,245,272	1,323,256

(l) Treasury Stock

Purchases of the Company’s common stock are recorded at cost. Upon reissuance, treasury stock is reduced based upon the average cost basis of shares held.

(m) Cash and cash equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and fed funds sold.

(n) Reclassifications

Certain reclassifications to prior year amounts have been made to conform to the current year presentation.

(3)         Investment Securities Available-for-Sale

A summary of investment securities information is as follows:

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U. S. Government and agency obligations	$32,341,892	326,624	(52,249)	32,616,267
Municipal obligations	13,577,760	462,791	(20,231)	14,020,320
Mortgage-backed securities	46,379,211	515,246	(331,014)	46,563,443
Federal Home Loan Bank stock	2,543,600	—	—	2,543,600
Common stock	280,310	384,197	(2,114)	662,393
Federal Reserve Bank stock	805,050	—	—	805,050
Corporate bond	50,000	2,125	—	52,125
Other investments	2,483,167	—	—	2,483,167
Total	$98,460,990	1,690,983	(405,608)	99,746,365

	December 31, 2002
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U. S. Government and agency obligations	$12,020,551	635,249	—	12,655,800
Municipal obligations	12,569,039	609,880	—	13,178,919
Mortgage-backed securities	56,832,802	1,274,622	(284)	58,107,140
Federal Home Loan Bank stock	2,521,400	—	—	2,521,400
Common stock	932,997	548,367	(6,579)	1,474,785
Federal Reserve Bank stock	805,050	—	—	805,050
Corporate bonds	100,000	1,600	—	101,600
Other investments	451,643	—	—	451,643
Total	$86,233,482	3,069,718	(6,863)	89,296,337

Included in investment securities available-for-sale are restricted stock investments in the Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) that are required to be maintained by the Bank for regulatory purposes and borrowing availability. The cost of such investments represents their redemption value.

The tables above show that some of the securities in the available for sale investment portfolio had unrealized losses, or were temporarily impaired, as of December 31, 2003 and 2002. This temporary impairment represents the amount of loss that would be realized if the securities were sold at valuation date.  Securities which were temporarily impaired at December 31, 2003 are shown below, along with the length of the impairment period.

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U. S. Government and agency obligations	$7,496,142	(52,249)	—	—	7,496,142	(52,249)
Municipal obligations	3,120,398	(20,231)	—	—	3,120,398	(20,231)
Mortgage-backed securities	28,982,653	(331,014)	—	—	28,982,653	(331,014)
Common stock	—	—	1,572	(2,114)	1,572	(2,114)
Total	$39,599,193	(403,494)	1,572	(2,114)	39,600,765	(405,608)

At December 31, 2003, the total investment portfolio consisted of over 290 securities.  The table above includes 39 securities that were in an unrealized loss position.

Maturities of investment securities at December 31, 2003, are as follows:

	Amortized cost	Estimated fair value
Due in less than one year	$8,121,628	8,225,287
Due after one year but within five years	37,075,041	37,643,663
Due after five years	3,221,150	3,267,929
Mortgage-backed securities, FHLB stock, FR B stock, common stock, and other investments	50,043,171	50,609,486
Total	$98,460,990	99,746,365

Gross realized gains and losses on sales of available-for-sale securities are as follows:

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Realized gains	$551,038	124,333	2,036	1,175,489
Realized losses	—	—	(2,637)	(177,630)
Total	$551,038	124,333	(601)	997,859

During the year ended September 30, 2001, certain securities previously classified as available-for-sale suffered declines in value which management believed were other than temporary.  Accordingly, the unrealized loss on those securities, aggregating $94,957, was recorded as a component of the gain on sale of investment securities, net, for the year ended September 30, 2001.

At December 31, 2003 and 2002, securities pledged to secure public funds on deposit had a carrying value of approximately $70.3 million and $45.0 million, respectively.  Except for U. S. government and agency obligations, no investment in a single issuer exceeded 10% of stockholders’ equity.

(4)         Loans

Loans consist of the following:

	December 31, 2003	December 31, 2002
Real estate loans:
One-to-four family residential	$82,093,729	101,289,931
Commercial	65,728,619	62,207,236
Construction	9,171,510	8,969,481
Commercial loans	50,053,993	41,808,738
Consumer loans	9,566,650	12,809,571
Total	216,614,501	227,084,957
Less:
Deferred loan fees and loans in process	2,691	458,493
Allowance for loan losses	2,315,870	2,565,201
Loans, net	$214,295,940	224,061,263

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customers’ financing needs. These financial instruments consist principally of commitments to extend credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. In the normal course of business, there are various commitments and contingent liabilities, such as guarantees, commitments to extend credit, letters of credit, and lines of credit, which are properly not recorded in the accompanying consolidated financial statements. The Company generally requires collateral or other security on unfunded loan commitments and irrevocable letters of credit. Unfunded commitments to extend credit, excluding standby letters of credit, aggregated $25.6 million and $30.9 million at December 31, 2003 and 2002, respectively.  Standby letters of credit totaled $2.4 million and $600,000 at December 31, 2003 and 2002, respectively.

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

A summary of the activity in the allowance for loan losses is as follows:

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Balance at beginning of period	$2,565,201	2,640,288	1,424,129	1,376,707
Allowance of merged bank	—	—	1,238,213	—
Provision for loan losses	240,000	181,500	32,500	120,000
Charge-offs	(553,768)	(318,557)	(63,563)	(159,804)
Recoveries	64,437	61,970	9,009	87,226
Balance at end of period	$2,315,870	2,565,201	2,640,288	1,424,129

At December 31, 2003 and 2002, impaired loans, including nonaccrual loans, aggregated $1.2 million and $925,000, respectively. The net amount of interest income recorded on such loans during their impairment periods was not significant. There were no loans 90 days delinquent and still accruing interest at December 31, 2003 and 2002.  Average impaired loans were $1.1 million for 2003 and $929,000 for 2002.  Specific reserves related to these non-accrual loans at December 31, 2003 and 2002, were not significant.

The Company serviced loans for others with outstanding principal balances of $107.2 million and $103.5 million at December 31, 2003 and 2002, respectively. Gross service fee income related to such loans was $274,000, $253,000, $68,000, and $201,000 for the years ended December 31, 2003, and 2002, the three months ended December 31, 2001, and the year ended September 30, 2001, respectively.

The following is an analysis of the changes in mortgage servicing rights:

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Balance at beginning of period	$525,311	524,247	485,436	263,522
Additions	254,390	251,362	116,912	403,176
Amortization	(302,351)	(250,298)	(78,101)	(181,262)
Balance at end of period	$477,350	525,311	524,247	485,436

The Company had loans to directors and officers at December 31, 2003, which carry terms similar to those for other loans. Management believes such outstanding loans do no represent more than a normal risk of collection. A summary of such loans is as follows:

Balance at December 31, 2002	$4,232,778
New loans	4,646,579
Repayments	(3,055,639)
Balance at December 31, 2003	$5,823,718

(5)         Premises and Equipment

Premises and equipment consisted of the following:

	December 31, 2003	December 31, 2002
Land	$651,778	651,778
Office buildings and improvements	4,286,586	4,218,033
Furniture and equipment	3,661,110	3,536,145
Automobiles	203,683	205,088
Total	8,803,157	8,611,044
Less accumulated depreciation	5,172,055	4,855,996
Total	$3,631,102	3,755,048

(6)         Deposits

Maturities of time deposits were as follows at December 31, 2003:

Year:	Amount
2004	$104,775,044
2005	24,507,353
2006	6,229,582
2007	3,280,820
2008	1,979,347
Thereafter	5,000
Total	$140,777,146

Regulations of the Federal Reserve System require reserves to be maintained by all banking institutions according to the types and amounts of certain deposit liabilities. These requirements restrict a portion of the amounts shown as consolidated cash and due from banks from everyday usage in operation of the banks. The minimum reserve requirements for the subsidiary bank totaled $25,000 at December 31, 2003.

(7)         Federal Home Loan Bank Borrowings

Advances from the FHLB at December 31, 2003 and 2002, amounted to $23,057,104 and $26,203,121, respectively. Maturities of such borrowings at December 31, 2003, are summarized as follows:

Year ending December 31:	Amount	Rates
2004	$1,000,000	6.44%
2005	10,000,000	6.02% - 6.18%
2006	1,000,000	5.50% - 5.62%
2007	—	—
2008	4,000,000	1.30% - 4.74%
Thereafter	7,057,104	4.44% - 6.372%
	$23,057,104

The Bank also has a line of credit, renewable annually in September, with the FHLB under which there were outstanding borrowings of $2.2 million at December 31, 2003. There were no outstanding borrowings against the line of credit at December 31, 2002.  Interest on any outstanding balances on the line of credit accrues at the federal funds rate plus 0.15% (1.05% at December 31, 2003).

Included in the table above is a $2.0 million advance with the FHLB which has a variable rate, adjustable quarterly, and matures in 2008 with no prepayment penalties.  All of the Bank’s remaining advances with the FHLB have fixed rates and prepayment penalties. However, certain borrowings contain a convertible provision at which date the FHLB may exercise an option to convert the borrowing to a variable rate equal to the FHLB one month short-term advance rate. The Bank would then have the option to prepay the advances without penalty.  Interest would adjust monthly upon conversion. The Bank may refinance the advance at each respective conversion date if the FHLB first exercises its option to convert the fixed-rate borrowing.

Although no loans are specifically pledged, the FHLB requires the Bank to maintain eligible collateral (qualifying loans and investment securities) that has a lending value at least equal to its required collateral. At December 31, 2003, the Bank’s total borrowing capacity with the FHLB was approximately $59.7 million.

(8)         Other Borrowings

In 2003, the Company issued $8.2 million of subordinated debentures. These debentures, which are due in 2034 and are redeemable beginning in 2009, were issued to a wholly owned grantor trust (the Trust) formed to issue preferred securities representing undivided beneficial interests in the assets of the Trust. The Trust then invested the gross proceeds of such preferred securities in the debentures. The Trust requires quarterly interest payments and has a variable rate, adjustable quarterly.  The interest rate at December 31, 2003, was 1.17%.  After the first quarter of 2004, interest will accrue at LIBOR plus 2.85%.  While the Trust is accounted for as an unconsolidated equity investment under the requirements of Financial Accounting Interpretation No. 46R, Consolidation of Variable Interest Entities, a portion of the trust preferred securities issued by the Trust qualifies as Tier 1 Capital for regulatory purposes. Additionally, the Bank had $250,000 in repurchase agreements outstanding and included in other borrowings at December 31, 2003.

(9)         Income Taxes

Total income tax expense (benefit) was as follows:

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Income (loss) from operations	$2,275,469	2,362,739	(430,438)	1,780,394
Loss from a change in accounting principle	—	—	—	(125,144)
Stockholders’ equity, recognition of tax benefit for stock options	(241,775)	(313,383)	(19,607)	—
Stockholders’ equity, recognition of unrealized gains (losses) on available-for-sale securities	(675,442)	904,542	(66,989)	395,021
	$1,358,252	2,953,898	(517,034)	2,050,271

Income tax expense (benefit) attributable to income (loss) from operations consisted of:

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Current	$1,911,004	2,279,065	235,758	1,965,769
Deferred	364,465	83,674	(666,196)	(185,375)
	$2,275,469	2,362,739	(430,438)	1,780,394
Federal	$1,994,836	2,065,038	(380,110)	1,598,572
State	280,633	297,701	(50,328)	181,822
	$2,275,469	2,362,739	(430,438)	1,780,394

The reasons for the difference between actual income tax expense (benefit) and expected income tax expense (benefit) attributable to income (loss) from operations at the 34% statutory federal income tax rate were as follows:

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Computed “expected” tax expense (benefit)	$2,423,236	2,359,822	(363,198)	1,524,948
Increase (reduction) in income taxes resulting from:
Tax-exempt interest income, net	(156,473)	(162,637)	(41,735)	(17,844)
Contributions to employee stock ownership plan	28,129	51,375	—	10,783
State income taxes, net of federal benefit	186,586	196,483	(33,216)	120,002
Investment tax credits	(125,000)	(42,000)	(5,000)	—
Other, net	(81,009)	(40,304)	12,711	142,505
	$2,275,469	2,362,739	(430,438)	1,780,394

The tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities at the following dates were as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets:
Carrying value of loans, including allowance for loan losses	$744,360	877,094
Carrying value of certain liabilities and deposit accounts	—	44,426
Deferred compensation arrangements	332,082	306,052
Accrued expenses	69,487	120,098
State taxes	47,463	77,371
Total deferred tax assets	1,193,392	1,425,041
Deferred tax liabilities:
Unrealized gain on investment securities available-for-sale	488,443	1,163,885
FHLB stock dividends	353,816	346,268
Carrying value of premises and equipment, net of depreciation	103,940	56,106
Other, net	97,242	19,808
Total deferred tax liabilities	1,043,441	1,586,067
Net deferred tax asset (liability)	$149,951	(161,026)

There was no valuation allowance required for deferred tax assets at December 31, 2003 or 2002. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Retained earnings at December 31, 2003 and 2002, included approximately $5,585,000, respectively, for which no provision for federal income tax had been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

(10) Employee Benefit Plans

Employee Retirement Plan

Substantially all employees are covered under 401(k) defined contribution savings plans. Contributions of $78,000, $91,000, $10,000, and $40,000, respectively, were charged to operations for the years ended December 31, 2003 and 2002, the three months ended December 31, 2001, and the year ended September 30, 2001, respectively.

Deferred Compensation and Retirement Agreements

LBI entered into deferred compensation and retirement agreements with certain key employees that provided for cash payments to be made after their retirement. The liabilities under these arrangements have been recorded at the present values of accrued benefits using a 2% discount rate.  The Company has also entered into agreements with certain directors and officers to defer portions of their compensation.  The balance of estimated accrued benefits under these arrangements were $977,000 and $900,000 at December 31, 2003 and 2002, respectively. To assist in funding benefits, the Bank purchased certain assets including life insurance policies on covered employees in which the Bank is the beneficiary.  At December 31, 2003 and 2002, the cash surrender values on the policies and other assets were $1.2 million and $1.1 million, respectively, and were included in other assets.

Employee Stock Ownership Plan (ESOP)

LBI established an ESOP in connection with its formation in 1994. The original acquisition of 136,878 shares of LBI stock by the plan was funded by a loan from LBI to the ESOP in the amount of $1,368,780. The loan, together with interest, was repaid over a ten-year period through annual contributions by the Bank. The Bank made annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP. All dividends received by the ESOP were used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt was repaid, shares were released from the collateral and allocated to active employees based on the proportion of debt service paid in each year. MNB also had an ESOP which operated similarly, although the MNB ESOP was funded with a note payable to an unrelated financial institution. The two plans were merged and are presented on a combined basis in the accompanying December 31, 2003 and 2002, consolidated financial statements.

The Company and the Bank account for the ESOP shares in accordance with AICPA Statement of Position No. 93-6. Accordingly, the ESOP indebtedness of $145,000 at December 31, 2002, is shown as a deduction from stockholders’ equity in the accompanying consolidated balance sheet. The note was fully repaid in 2003. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as compensation expense. All shares were fully allocated at December 31, 2003. ESOP compensation expense was $70,000, $267,000, $51,000, and $169,000 for the years ended December 31, 2003 and 2002, the three months ended December 31, 2001, and the year ended September 30, 2001, respectively.

(11) Stock Option Plan

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

Subsequent to the merger, the Company adopted a new stock option plan. The plan is administered by the board of directors who will select employees to whom options are granted and the number of shares granted. The option price may not be less than 100% of the fair market value of the shares on the date of the grant, and no option shall be exercisable after the expiration of ten years from the grant date. In the case of any employee who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of ten years from the grant date. Options outstanding at December 31, 2003, were exercisable at prices ranging from $20.41 to $8.64.

The Company records the fair value of options issued under the plan as expense in accordance with SFAS No. 123, Accounting for Stock Based Compensation. The compensation cost that has been charged to compensation and benefits expense for the plan was $1,700 and $4,300 for the years ended December 31, 2003 and 2002, respectively. The fair value of each option grant is estimated on the date of grant. The fair value of options granted in 2002 were estimated utilizing the following assumptions: dividend of 4.7%, volatility of 20.8%, risk-free interest rate of 4.5%, and expected lives of five years, resulting in a fair value of $3.03 per option at grant date. There were no options granted in 2003.

Certain information relative to stock options is as follows:

	December 31, 2003		December 31, 2002		December 31, 2001		September 30, 2001
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of period	109,274	$11.97	179,781	$11.48	196,321	$11.26	216,360	$11.14
Granted	—	—	2,625	16.78	—	—	—	—
MNB options converted	—	—	—	—	38,822	14.76	—
Effect of 5% stock dividend	3,289	—	5,202	—	8,555	—	—	—
Expired	(1,255)	16.76	(3,150)	22.14	—	—	—	—
Exercised	(49,942)	9.60	(75,184)	9.59	(63,917)	10.85	(20,039)	10.00
Outstanding at end of period	61,366	13.17	109,274	11.97	179,781	11.48	196,321	11.26
Exercisable at end of period	59,977	13.10	107,510	11.89	179,781	11.48	196,321	11.26
Weighted-average contractual remaining life in years		3.94		3.54		3.54		2.93

The number of shares available for future grants at December 31, 2003, was 170,750.

(12) Fair Value of Financial Instruments

Fair value estimates of the Company’s financial instruments as of December 31, 2003 and 2002, including methods and assumptions utilized, are set forth below:

	December 31, 2003		December 31, 2002
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	$99,746,365	99,746,000	89,296,337	89,296,000
Loans, net of unearned fees and allowance for loan losses	$214,295,940	215,802,000	224,061,263	229,155,000
Loans held for sale	$734,456	750,000	5,050,603	5,192,000
Non-interest bearing demand deposits	$20,538,514	20,539,000	23,443,639	23,444,000
Money market and NOW deposits	76,990,610	76,991,000	78,387,200	78,387,000
Savings deposits	14,801,950	14,802,000	15,004,882	15,005,000
Time deposits	140,777,146	141,819,000	147,445,149	148,704,000
Total deposits	$253,108,220	254,151,000	264,280,870	265,540,000
FHLB advances	$25,257,104	26,745,000	26,203,121	27,608,000
Other borrowings	$8,498,000	8,498,000	—	—

Methods and Assumptions Utilized

The carrying amount of cash and cash equivalents, repurchase agreements, federal funds sold, and accrued interest receivable and payable are considered to approximate fair value.

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

The estimated fair value of the Company’s loan portfolio is based on the segregation of loans by collateral type, interest terms, and maturities. In estimating the fair value of each category of loans, the carrying amount of the loan is reduced by an allocation of the allowance for loan losses. Such allocation is based on management’s loan classification system which is designed to measure the credit risk inherent in each classification category. The estimated fair value of performing variable rate loans is the carrying value of such loans, reduced by an allocation of the allowance for loan losses. The estimated fair value of performing fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the interest rate risk inherent in the loan, reduced by an allocation of the allowance for loan losses. The estimate of maturity is based on the Company’s historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value for nonperforming loans is the estimated fair value of the underlying collateral based on recent external appraisals or other available information, which generally approximates carrying value, reduced by an allocation of the allowance for loan losses.

The fair value of loans held for sale is estimated utilizing sales commitments or dealer quotations.

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

The fair value of advances from the FHLB is estimated using the current rates offered for similar borrowings.  The fair values of other borrowings approximate its carrying value as the Trust borrowing has a variable rate which is adjustable quarterly.

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

(13) Regulatory Capital Requirements

Current regulatory capital regulations require financial institutions to meet two different regulatory capital requirements. Institutions are required to have minimum leverage capital equal to 4% of total average assets and total qualifying capital equal to 8% of total risk-weighted assets in order to be considered “adequately capitalized.” As of December 31, 2003 and 2002, the Company and the Bank were rated “well capitalized,” which is the highest rating available under this capital-based rating system.  Management believes that as of December 31, 2003, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The following is a comparison of the Bank’s regulatory capital to minimum capital requirements at December 31, 2003 and 2002 (dollars in thousands):

	Actual		For capital adequacy purposes		To be well - capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:
Total capital (to risk weighted assets)	$37,091	17%	$ > 17,029	> 8%	$ > 21,286	> 10%
Tier 1 capital (to risk weighted assets)	34,775	16	> 8,514	> 4	> 12,772	> 6
Tier 1 capital (to average assets)	34,775	10	> 13,223	> 4	> 16,528	> 5

As of December 31, 2002:
Total capital (to risk weighted assets)	$35,886	17%	$ >16,706	> 8%	$ > 20,882	> 10%
Tier 1 capital (to risk weighted assets)	33,321	16	> 8,353	> 4	> 12,529	> 6
Tier 1 capital (to average assets)	33,321	10	>13,124	> 4	> 16,404	> 5

The following is a comparison of the Company’s regulatory capital to minimum capital requirements at December 31, 2003, and 2002 (dollars in thousands):

	Actual		For capital adequacy purposes		To be well- capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:
Total capital (to risk weighted assets)	$49,838	23%	$ > 17,097	> 8%	$ > 21,371	> 10%
Tier 1 capital (to risk weighted assets)	47,522	22	> 8,548	> 4	> 12,823	> 6
Tier 1 capital (to average assets)	47,522	14	> 13,273	> 4	> 16,591	> 5

As of December 31, 2002:
Total capital (to risk weighted assets)	$39,110	19%	$ > 16,763	> 8%	$ > 20,954	> 10%
Tier 1 capital (to risk weighted assets)	36,545	17	> 8,382	> 4	> 12,572	> 6
Tier 1 capital (to average assets)	36,545	11	> 13,289	> 4	> 16,611	> 5

(14) Parent Company Condensed Financial Statements

The following is condensed financial information of the parent company as of and for years ended December 31, 2003 and 2002, the three months ended December 31, 2001, and the year ended September 30, 2001 (dollars in thousands):

Condensed Balance Sheets

	December 31, 2003	December 31, 2002
Assets
Cash	$10,162	1,419
Investment securities	1,109	1,966
Investment in Bank	37,834	37,513
Other	1,732	423
Total assets	$50,837	41,321

Liabilities and Stockholders’ Equity
Borrowed funds	$8,248	—
Other	17	247
Stockholders’ equity	42,572	41,074
Total liabilities and stockholders’ equity	$50,837	41,321

Condensed Statements of Operations

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Dividends from Bank	$3,424	2,649	—	2,700
Interest income	75	90	24	226
Other income	559	131	2	785
Interest expense	(4)	—	—	(40)
Other expense, net	(198)	(167)	(50)	(134)
Income (loss before equity) in undistributed earnings of Bank	3,856	2,703	(24)	3,537
Increase (decrease) in undistributed equity of Bank	1,097	1,881	(623)	(692)
Earnings (loss) before income taxes	4,953	4,584	(647)	2,845
Income tax expense (benefit)	(101)	(6)	9	(355)
Net earnings (loss)	$4,852	4,578	(638)	2,490

Condensed Statements of Cash Flows

			Three months ended	Year ended
	Years ended December 31,		December 31,	September 30,
	2003	2002	2001	2001
Cash flows from operating activities:
Net earnings (loss)	$4,852	4,578	(638)	2,490
(Increase) decrease in undistributed equity of Bank	(1,097)	(1,881)	623	692
Other	(1,789)	193	267	(179)
Net cash provided by operating activities	1,966	2,890	252	3,003
Cash flows from investing activities:
Proceeds from sale of investment securities available-for-sale, net	1,252	287	64	3,345
Net cash received in acquisition of MNB	—	—	22	—
Other	—	—	(2)	(171)
Net cash provided by investing activities	1,252	287	84	3,174
Cash flows from financing activities:
Issuance of shares under stock option plan	479	733	694	200
Proceeds from other borrowings	8,248	—	—	—
Repayments on note payable	—	—	(520)	(1,537)
Purchase of treasury stock	(1,871)	(5,345)	(44)	(473)
Payment of dividends	(1,331)	(1,240)	(299)	(632)
Net cash provided by (used in) financing activities	5,525	(5,852)	(169)	(2,442)
Net increase (decrease) in cash	8,743	(2,675)	167	3,735
Cash at beginning of period	1,419	4,094	3,927	192
Cash at end of period	$10,162	1,419	4,094	3,927

Dividends paid by the Company are provided through subsidiary bank dividends. At December 31, 2003, the Bank could distribute dividends of up to $1.2 million without regulatory approvals.

(15) Stockholders’ Rights Plan

On October 11, 2001, the Company’s board of directors adopted a stockholders’ rights plan (the Rights Plan). The Rights Plan provided for the distribution of one right on February 13, 2002, for each share of the Company’s outstanding common stock as of February 1, 2002. The rights have no immediate economic value to stockholders because they cannot be exercised unless and until a person, group or entity acquires 15% or more of the Company’s common stock or announces a tender offer. The Rights Plan also permits the Company’s board of directors to redeem each right for one cent under various circumstances. In general, the Rights Plan provides that if a person, group or entity acquires a 15% or larger stake in the Company or announces a tender offer, and the Company’s board of directors chooses not to redeem the rights, all holders of rights, other than the 15% stockholder or the tender offeror, will be able to purchase a certain amount of the Company’s common stock for half of its market price.

(16) Intangible Assets

The following table presents information about the Company’s intangible assets, which are being amortized in accordance with SFAS No. 142:

	December 31, 2003		December 31, 2002
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizing intangible assets:
Core deposit premium	$780,000	(297,818)	780,000	(173,727)
Mortgage servicing rights	727,158	(249,808)	773,254	(247,943)
Total	$1,507,158	(547,626)	1,553,254	(421,670)

Aggregate amortization expense for the years ended December 31, 2003 and 2002, was $426,000 and $389,000, respectively. The following is estimated amortization expense for the years ending December 31:

Year:	Amount
2004	$254,000
2005	240,000
2006	226,000
2007	112,000
2008	53,000

(17) Commitments, Contingencies and Guarantees

Commitments to extend credit are legally binding agreements to lend to a borrower providing there are no violations of any conditions established in the contract. The Company, as a provider of financial services, routinely issues financial guarantees in the form of financial and performance commercial and standby letters of credit. As many of the commitments are expected to expire without being drawn upon, the total commitment does not necessarily represent future cash requirements (see Note 4).

The Company guarantees payments to holders of certain trust preferred securities issued by a wholly owned grantor trust. The securities are due in 2034 and are redeemable beginning in 2009. The maximum potential future payments guaranteed by the Company, which includes future interest and principal payments through maturity, was approximately $10.1 million at December 31, 2003. At December 31, 2003, the Company had a recorded liability of $8.2 million of principal and accrued interest to date, representing amounts owed to the Trust.

There are no pending legal proceedings to which the Company or the Bank is a party other than ordinary routine litigation incidental to the Bank’s business.  While the ultimate outcome of current legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these legal actions should not have a material effect on the Company’s consolidated financial position or results of operations.

(18) Pending Acquisitions

Effective November 13, 2003, the Company announced the acquisition of First Kansas Financial Corporation (First Kansas), a single thrift holding company based in Osawatomie, Kansas. At September 30, 2003, First Kansas had total assets of $152.4 million, including net loans and deposits of $69.0 million and $83.6 million, respectively. The Company will pay $19.00 per share for all of the outstanding stock of First Kansas. The acquisition of First Kansas by the Company is expected to close in April 2004.

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

Mark A. Herpich

Executive Vice President, Secretary and Cashier

Michael E. Scheopner

Executive Vice President, Credit Risk Manager

Mark J. Oliphant

Market President – Dodge City

Dean R. Thibault

Market President - Manhattan

Stock Price Information

Our common stock has traded on the Nasdaq Stock Market National Market system under the symbol “LARK” since October 9, 2001. At December 31, 2003, the Company had approximately 1,080 stockholders, consisting of approximately 450 owners of record and approximately 630 beneficial owners of our common stock.   Set forth below are the reported high and low bid prices of the common stock and dividends paid during the past two years.  Information presented below has been restated to give effect to the 5% stock dividends paid in December 2003, 2002 and 2001.

Year Ended December 31, 2003

	High	Low	Dividends
First Quarter	$23.14	$22.05	$0.1524
Second Quarter	26.43	22.62	0.1524
Third Quarter	27.55	23.52	0.1619
Fourth Quarter	27.89	23.39	0.1619

Year Ended December 31, 2002

	High	Low	Dividends
First Quarter	$19.138	$17.696	$0.1360
Second Quarter	21.089	18.821	0.1360
Third Quarter	20.934	19.274	0.1360
Fourth Quarter	22.810	18.512	0.1450

Corporate Headquarters

800 Poyntz Avenue

Manhattan, Kansas 66502

Annual Metting

The annual meeting of stockholders will be held at the Boot Hill Repertory Theatre Company, 201 East Wyatt Earp, Dodge City, Kansas, on Wednesday, May 19, 2004 at 2:00 PM.

Form 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) may be obtained by stockholders without charge on written request to Patrick L. Alexander, President and Chief Executive Officer, Landmark Bancorp, Inc., PO Box 308, Manhattan, Kansas 66505-0308, or by accessing the SEC’s website at www.SEC.gov.

Registrar And Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016-3572

Independent Accountants

KPMG LLP

1000 Walnut, Suite 1600

Kansas City, Missouri 64199

Corporate headquarters located at 800 Poyntz Avenue, Manhattan, Kansas

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