Form 10-K, Exhibit 13
period 2004-12-31
LANDMARK BANCORP INC
filed 2005-03-30
CIK 1141688

Exhibit 13.1

Landmark National Bank, a Bauer 5-Star rated bank, continues the dedication to our customers and their future by providing security, convenience and expertise. Landmark National Bank continues its customer-focused philosophy with local decision-makers committed to the 14 Kansas communities they serve.

Contents

Letter to Stockholders

Selected Financial and Other Data

Management’s Discussion and Analysis

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Corporate Information

To our Stockholders, Customers And Friends

2004 marked another year of growth for Landmark Bancorp, Inc.  Total assets increased from $334 million at December 31, 2003 to $442 million at year end 2004.  Your company achieved net earnings of $4.3 million in 2004.  This profit performance translates into a return on average equity of 9.98 percent and a return on average assets of .98 percent.  We declared another 5 percent stock dividend which resulted in a 5 percent increase in the cash dividends declared in 2004 when compared to 2003.  Additionally, we were able to repurchase 102 thousand shares of Landmark Bancorp stock at a cost of $3.1 million.  While gains on sale of loans decreased dramatically as mortgage originations and refinancing activity slowed to more normal levels, we experienced significant growth in net interest income and non-interest income.  In 2004 your company continued to expand its footprint across Kansas and provide quality financial services to a growing number of communities and customers.  We completed the acquisition of First Kansas Financial Corporation in April.  This gives your company a significant market presence in the rapidly growing Miami County, Kansas market and strategically positions us to participate in the exciting economic growth that these markets are experiencing.  In the space below I will recap our accomplishments of 2004 and our plans to move the company forward in 2005.

January 1, 2005 marked the nine month anniversary of our acquisition of First Kansas Financial Corporation.  Our associates have done an outstanding job of assimilating the First Kansas organization into the Landmark system and culture in nine short months.  We completed the computer conversion of the First Kansas accounts to our existing computer system, introduced additional financial services to our new customers, and our new associates have made a tremendous effort to effectively cope with the changes brought about by the merger.  We sold the Beloit and Phillipsburg, Kansas branches acquired in the First Kansas acquisition due to our strategic decision to focus our efforts on the Miami County and Ft. Scott markets.  We are beginning to make strides transforming the First Kansas assets, which were primarily one to four family residential loans, to a more diverse mix including consumer, commercial, and commercial real estate loans.  The transition and growth of these assets to a more traditional commercial banking mix is a key component in our strategy to have these new markets contribute to our financial performance and meet the high expectations which we have for them.  We are also focusing upon enhancing our residential mortgage loan capabilities in the Miami County market in an effort to further capitalize upon the market growth and expand our retail market share through the cross sale of other banking services.  While much work remains to be accomplished within these new markets, we are extremely optimistic concerning their growth potential and the contribution we expect them to make to the overall success of the company.

Your company experienced outstanding growth in fees and service charges as this area increased $1.2 million in 2004 compared to 2003.  We have undertaken an aggressive initiative to increase our retail checking accounts in all of our markets and this effort is beginning to pay dividends.  In 2004, we doubled the number of retail checking accounts opened, not including the new account openings experienced in the acquired First Kansas markets.  This initiative is consistent with our efforts to grow and expand core transaction deposit accounts and capture a larger portion of the total banking relationship of customer households.  Additionally, other fee income increased significantly, primarily as a result of increased income of approximately $140 thousand from the sale of non-deposit investment and life insurance products.  These products have been well received by our customers as we increase the convenience of shopping for the diverse financial services that our customers desire. Our focus in this area will continue as we look to diversify our revenue sources and reduce our dependence upon net interest income.

The interest rate environment during the last three years has resulted in a large percentage of mortgage loans being refinanced into lower, fixed rate mortgages.  Your company has adopted a strategy of continuing our leadership role in residential mortgage originations within our respective markets.  We continue to sell these fixed rate mortgage loans to the secondary market on both a servicing retained and servicing released basis.  The high level of refinancing and subsequent sale to the secondary market resulted in a reduction of residential mortgage loans from $101 million as of December 31, 2002 to $77 million on March 31, 2004.  With the First Kansas acquisition on April 1, 2004 our mortgage loans increased to $150 million.  As of December 31, 2004, mortgage loans decreased further to $131 million.  We felt that it was only prudent to sell our fixed rate residential mortgage originations to the secondary market and not maintain these loans on our balance sheet during a time of historically low interest rates.  We were concerned that these low fixed rate loans would act like an anvil on our net interest income when interest rates rose from the relatively low levels of the last few years.  This reduction in residential mortgage loans within our portfolio will prove beneficial as interest rates rise and allow us to more effectively manage our net interest income in an increasing interest rate environment.

Growth in commercial lending continued in 2004 as commercial and commercial real estate loans increased from $115 million at December 31, 2003 to $129 million at December 31, 2004, an increase of 12 percent.  Our continued success in this effort is imperative as we continue to diversify our balance sheet to reduce our dependence upon one to four family residential loans.  While commercial and commercial real estate loans have increased by more than $25 million since December 31, 2002, we have not been able to completely offset the decline in residential mortgage loans discussed above.  We expect that our growth in commercial loans should begin to exceed our residential mortgage loan repayments as interest rates rise and refinancing activity slows, which actually began to happen in the latter part of 2004.  We are proud of our growth in the commercial loan portfolio as this has been accomplished in a manner that emphasized high asset quality and the development of banking relationships with our borrowers.  Our associates execute our commercial lending efforts in a highly disciplined manner in an extremely competitive market.  This approach has served us well over the years as losses and delinquencies have been maintained at levels either below or within industry standards.  Our commercial lending efforts are a cornerstone of your company’s success and we intend to continue our aggressive, but disciplined approach to this growth area of our business.

Interest rates during the last few years have been at the lowest levels we have witnessed for a number of decades.  Low interest rates have contributed to economic recovery which has recently translated into economic growth.  In June 2004, the Federal Open Market Committee of the Federal Reserve Bank began raising short term interest rates.  This process has continued into 2005 with short term interest rates increasing 175 basis points through March 2005.  While interest rates are still relatively low, the recovering economy and increasing interest rate environment has created challenges for the banking industry.  The rate of residential mortgage loan refinancing slowed dramatically in 2004, causing gains on sale of loans to decrease from the historically high levels experienced in 2002 and 2003. As a result of the slowdown in residential refinancing, our gains on sale of loans decreased over $1 million dollars in 2004 as compared to 2003.  Economic growth and increasing interest rates have resulted in a highly competitive environment for deposit dollars, causing costs of deposits to increase at a pace faster than anticipated.  We expect deposit growth will continue to be a major concern throughout the remainder of 2005.  Our net interest margin decreased from 3.71 percent in 2003 to 3.19 percent in 2004.  Much of this decrease in net interest margin was caused by the concentration of relatively low rate residential mortgage loans and higher levels of Federal Home Loan Bank borrowings in the acquired First Kansas balance sheet.  These pressures are contributing to the challenges your company faces as we work to increase the interest margin on this newly acquired portion of the balance sheet and further improve upon the remaining balance sheet.

Another challenge your company and the industry face in 2005 is increasing regulatory burden.  We are finding it necessary to dedicate increasing resources to compliance activities in the areas of consumer protection, the Bank Secrecy Act, Anti-Money Laundering systems, the USA PATRIOT Act, and the Sarbanes-Oxley Act.  Regulatory expectations in these areas are high and continue to increase.  Failure to comply with these regulations can cause severe monetary penalties and corporate sanctions.  The Sarbanes-Oxley Act has raised the bar substantially on internal control documentation and review of financial statement disclosures.  Your company has always taken great pride in our regulatory compliance and accurate financial disclosure.  However, the regulatory emphasis in these areas utilizes not only extra internal resources, but also creates increased professional fees to meet the new standards.  These activities are burdensome and do nothing to enhance the profitability of your organization.  However, if we fall short on our compliance efforts, the results could be severe both financially and strategically.  Therefore, we are working diligently to meet the increasing regulatory challenges that are being thrust upon our industry.

We continue to be optimistic and excited about Landmark Bancorp’s future.  Your company has never been better prepared to take advantage of the opportunities and challenges that await us in 2005.  We feel we have a banking team that is second to none and focused on delivering quality financial services to our customers and the communities we serve.  We have a strong capital base in excess of $40 million and an asset base which is both diverse and of high quality.  We serve 14 communities within the state of Kansas which provides geographic diversification.  We feel we are poised to begin capitalizing on the dynamic growth of the new Miami County markets acquired in 2004.  We believe that the future has never been brighter for your company.  We expect to continue to grow and enhance our market presence and strive to increase our profitability.

Your support and confidence are critical to our success.  We continuously strive to enhance shareholder value through the delivery of first class financial services to our customers and the communities we serve.  I would like to thank our shareholders for your continued support and confidence.  I also would like to thank my associates for their tireless efforts and dedication to the success of your company.  And finally, I thank our customers for their continued confidence and patronage, which is the focus of our efforts and a requisite for our success.  We look forward to 2005 and the continued growth and success of Landmark Bancorp.

Sincerely,

/s/ Patrick L. Alexander
Patrick L. Alexander
President and Chief Executive Officer

Selected Financial And Other Data Of

Landmark Bancorp, Inc.

			Three
			months ended
	At or for the years ended December 31,		December 31,	At or for the years ended September 30,
	2004	2003	2002	2001	2001	2000
	(Dollars in thousands, except per share amounts)
Selected Financial Data:
Total assets	$442,091	$334,046	$341,314	$349,700	$200,255	$250,676
Loans (1)	278,260	215,030	229,112	240,979	144,473	191,514
Investments held-to-maturity	—	—	—	—	—	38,779
Investments available-for-sale	133,604	99,746	89,296	75,311	30,889	9,869
Cash and cash equivalents	7,845	7,708	11,449	22,163	20,001	5,090
Deposits	302,868	253,108	264,281	273,246	148,064	165,325
Borrowings	94,571	33,755	26,203	28,697	21,000	57,000
Stockholders’ equity	42,169	42,572	41,074	40,205	26,099	23,662

Selected Operating Data:
Interest income	$19,949	$17,276	$19,562	$5,224	$16,438	$18,230
Interest expense	7,000	5,655	7,111	2,475	9,909	11,229
Net interest income	12,489	11,622	12,451	2,749	6,529	7,001
Provision for loan losses	460	240	182	33	120	267
Net interest income after provision for loan losses	12,489	11,382	12,269	2,716	6,409	6,734
Non-interest income	5,125	4,974	3,856	1,012	2,353	997
Severance and other costs related to merger with MNB Bancshares	—	—	—	2,705	—	—
Non-interest expense	11,353	9,229	9,184	4,796	4,277	4,056
Income (loss) before income taxes	6,261	7,127	6,941	(1,068)	4,485	3,655
Provision (benefit) for income taxes	2,010	2,275	2,363	(430)	1,780	1,272
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(215)	—
Net earnings (loss)	$4,251	$4,852	$4,578	$(638)	$2,490	$2,383
Net earnings (loss) per share (2):
Basic	$1.96	$2.20	$1.99	$(0.28)	$1.93	$1.81
Diluted	1.95	2.17	1.93	(0.28)	1.79	1.68
Dividends per share (2)	0.65	0.60	0.52	0.12	0.49	0.49
Book value per common share outstanding (2)	19.98	19.42	18.53	16.70	19.49	17.58

Other Data:
Return on average assets (3)	0.98%	1.46%	1.35%	(0.72)%	1.13%	0.97%
Return on average equity (3)	9.98	11.53	11.31	(6.29)	10.17	10.23
Equity to total assets	9.54	12.74	12.03	11.50	13.03	9.44
Net interest rate spread (3)	2.93	3.35	3.44	2.82	2.57	2.48
Net yield on average interest-earning assets (3)	3.19	3.71	3.86	3.22	3.09	2.93
Non-performing assets to total assets	0.37	0.45	0.41	0.37	0.50	0.52
Non-performing loans to net loans	0.41	0.56	0.42	0.43	0.53	0.59
Allowance for loan losses to total loans	1.04	1.07	1.12	1.10	0.99	0.72
Dividend payout ratio	33.33	27.63	27.57	NM	25.38	27.31
Number of full service banking offices	16	12	12	12	6	6

**Our selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements, including the related notes.

In conjunction with the October 9, 2001, merger with MNB Bancshares, we changed our fiscal year end from September 30 to December 31.  Our selected consolidated financial data presented above as of and for the three months ended December 31, 2001, include our accounts, and commencing October 9, 2001, MNB Bancshares.  The selected consolidated financial data for periods prior to October 1, 2001, is Landmark Bancshares historical financial data. (NM: not meaningful)

(1)     Includes loans held for sale totaling $846,000, $734,000, $5.1 million, $5.7 million, $2.5 million, and $8.9 million at December 31, 2004, 2003, 2002, and 2001, and September 30, 2001, and 2000, respectively.

(2)     All per share amounts have been adjusted to give effect to the 5% stock dividends paid in December 2004, 2003, 2002, and 2001.

(3)     Amounts for the three months ended December 31, 2001, have been annualized as a result of the merger in 2001 and the change in our fiscal year.

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

Landmark National Bank is principally engaged in the business of attracting deposits from the general public and using such deposits, together with Federal Home Loan Bank (“FHLB”) borrowings and funds from operations, to originate commercial real estate and non-real estate loans and one-to-four family residential mortgage loans. Landmark National Bank also originates consumer loans, small business loans, multi-family residential mortgage loans, and home equity loans.  Although not our primary business function, we do invest in certain investment and mortgage-related securities using deposits and other funds as funding sources.

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

Currently, our business consists of ownership of Landmark National Bank, with its main office in Manhattan, Kansas and fifteen branch offices in eastern, central and southwestern Kansas.  On April 1, 2004, we moved forward with our plans of growth and expansion when we completed the cash acquisition of First Kansas Financial Corporation (“First Kansas”), which had total assets of approximately $150 million, including loans and deposits of $74 million and $84 million, respectively.  First Kansas had branches in Osawatomie, Paola, Louisburg, Fort Scott, Beloit, and Phillipsburg, Kansas.  This acquisition expanded our presence in high-growth market areas in eastern Kansas, presenting us with potential for revenue generation and asset growth.  Our acquisition of First Kansas was accounted for using the purchase method of accounting.  The cost in excess of the tangible and identifiable intangible net assets acquired has been recorded as goodwill.  In connection with the acquisition and the subsequent sale of our branches as described below, we recorded a core deposit intangible of $605,000, which is being amortized on an accelerated basis over ten years, and goodwill attributable to the acquisition of First Kansas of $5.7 million, none of which is deductible for tax purposes.  The results for the year ended December 31, 2004, include First Kansas’ results of operations since April 1, 2004.

During the third quarter of 2004, we sold our newly acquired Beloit and Phillipsburg branches primarily because these small branches were outside our current geographic range of operations.  Upon consummation of the transactions, we sold approximately $7.7 million in deposits and approximately $2.4 million in loans and premises and equipment associated with the Beloit branch and approximately $4.7 million in deposits and approximately $846,000 in loans and premises and equipment related to the Phillipsburg branch.  The net proceeds received from the buyers of these branches were recorded as a reduction of goodwill and the core deposit intangible.

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

We report our available for sale investment securities at estimated fair values based on readily ascertainable values which are obtained from independent sources.  Our management performs periodic reviews of the investment securities to determine if any investment securities have declined in value which might be considered other than temporary.  Although we believe that our estimates of the fair values of investment securities to be reasonable, economic and market factors may affect the amounts that will ultimately be realized from these investments.

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

Comparison Of Operating Results For The Years Ended December 31, 2004 And December 31, 2003

Summary of Performance.  Net earnings for the year ended December 31, 2004, decreased $601,000, or 12.4%, to $4.3 million as compared to the year ended December 31, 2003.  This decline in net earnings was generally attributable to an increase in non-interest expense which was offset by an improvement of net interest income.  Also contributing to the decline in net earnings was an increase of our loan loss provision during 2004.  The increases in non-interest expense and the improvement of net interest income primarily resulted from our acquisition of First Kansas on April 1, 2004, as we incurred additional expenses associated with operating these new branches and as our average earning assets increased.  The increase in our loan loss provision during the year primarily related to our commercial loan growth.

The year ended December 31, 2004, resulted in diluted earnings per share of $1.95 compared to $2.17 for the same period in 2003.  Return on average assets was 0.98% for the year ended December 31, 2004, compared to 1.46% for the same period in 2003.  Return on average stockholders’ equity was 9.98% for the year ended December 31, 2004, compared to 11.53% for the same period in 2003.

We continued our stock repurchase program during 2004, resulting in the repurchase of an additional 102,338 shares.  As of December 31, 2004, we held 121,630 shares as treasury stock at an average cost per share of $26.36.  We also distributed a 5% stock dividend for the fourth consecutive year in December 2004.  All per share and average share data in this report has been restated to reflect the 2004 stock dividend.

Interest Income.  Interest income for the year ended December 31, 2004, increased $2.7 million, or 15.5%, to $19.9 million from $17.3 million for the year ended December 31, 2003.  This increase was primarily the result of the increase in interest earning assets from the First Kansas acquisition, being offset by the decrease in interest rates experienced as interest earning assets repriced during 2003 and 2004.  Average loans for the year ended 2004 increased to $267.0 million from $217.3 million for the same period in 2003.  The increase in average loans was primarily the result of the acquisition of First Kansas.  Interest income on loans increased $1.4 million, or 9.6%, to $15.7 million for the year ended December 31, 2004.  Average investment securities also increased as a result of the First Kansas acquisition, from $93.3 million for the year ended December 31, 2003, to $135.3 million for the same period of 2004.  Interest income on investment securities increased $1.3 million, or 43.9%, to $4.2 million for the year ended December 31, 2004.

Interest Expense.  Interest expense for the year ended December 31, 2004, increased to $7.0 million from $5.7 million for the year ended December 31, 2003, or 23.8%.  Interest expense on deposits declined to $3.9 million, or 11.3%, from $4.4 million during this period, despite an increase in average deposits from $254.8 million at December 31, 2003, to $306.1 million at December 31, 2004.  The decrease in interest expense on deposits resulted primarily from the decline in interest rates and the repricing of maturing deposits at these lower rates.  Interest expense on borrowings increased $1.8 million, or 152.8%.  The increase in interest expense on borrowings resulted primarily from additional advances from the FHLB of approximately $56.4 million which we assumed through the acquisition of First Kansas, the $8.2 million in trust preferred securities that we issued in December 2003, and the $7.0 million that we borrowed in April 2004 to consummate the acquisition of First Kansas.

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

Net interest income for the year ended December 31, 2004, totaled $12.9 million, a 11.4% increase, as compared to $11.6 million for the year ended December 31, 2003, primarily as a result of the First Kansas acquisition.  Average earning assets also increased for the year ended December 31, 2004, as a result of the acquisition of First Kansas, increasing to $405.9 million from $313.2 million for the same period of 2003.  The net interest margin on earning assets was 3.19% for the year ended December 31, 2004, down from 3.71% for the same period of 2003.  The refinancings and paydowns in the residential mortgage portfolio exceeded the commercial loan growth during 2003, resulting in the excess liquidity being invested into lower yielding investment securities.  In addition, the prolonged low-rate environment has caused the net interest margin to compress as assets have continued to reprice with little room left for liability repricing.  We believe the increase in Federal Funds rates in the second half of 2004 and in the beginning of 2005 by the Federal Open Market Committee will have a positive impact on our net interest margin in 2005 as our prime rates have increased as a result.

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

The provision for loan losses increased to $460,000 during the year ended December 31, 2004, compared to $240,000 for the year ended December 31, 2003.  Our continuous review of the loan portfolio prompted an increase in our provision, relating primarily to our commercial loan growth.  First Kansas had an allowance for loan losses approximating $352,000, or 0.47% of outstanding loans, at March 31, 2004, which increased our allowance following the acquisition.  At December 31, 2004, the allowance for loan losses was $2.9 million, or 1.0% of gross loans outstanding, compared to $2.3 million, or 1.1% of gross loans outstanding, at December 31, 2003.  For further discussion of the provision for loan losses, refer to the “Asset Quality and Distribution” section.

Non-Interest Income.  Non-interest income remained relatively flat, increasing $151,000, or 3.0%, for the year ended December 31, 2004, to $5.1 million compared to $5.0 million for the year ended December 31, 2003.  The increase in non-interest income reflected an increase of $1.2 million, or 60.0%, in fees and service charges from $2.0 million for the year ended December 31, 2003, to $3.3 million for the same period of 2004.  This significant increase in fees and service charges was the result of substantially increasing the number of our retail checking accounts opened through new marketing initiatives that were introduced in early 2004 and through the acquisition of First Kansas on April 1, 2004.  Also contributing to the increase in non-interest income was a $174,000 increase in other fee income for the year ended December 31, 2004, as compared to the same period of 2003, primarily resulting from the sale of non-deposit investment and life insurance products.  We plan to continue to grow our sales of non-deposit investment and life insurance products as we seek to diversify our revenue sources and reduce our dependency upon net interest income.  We estimate that our acquisition of First Kansas will continue to positively impact our non-interest income for 2005 as we continue to grow these new markets and expand our retail market share through the cross selling of other banking services.  Offsetting the increases in fees and service charges and other income experienced during 2004 were decreases in gains on sale of loans and gains on sale of investments.  Our gains on sale of loans declined $1.1 million, or 51.6%, from $2.0 million for the year ended December 31, 2003, to $987,000 for the year ended December 31, 2004, as residential mortgage financing activity slowed.  Mortgage refinancing and prepayments were much lower during 2004 as compared to 2003, as expected, as many mortgage holders had already taken advantage of the low interest rates favorable for mortgage refinancing and because mortgage rates have risen in the second half of 2004.  We expect this trend to continue in 2005.

The gains on sale of investments decreased $193,000, or 35.0%, for the year ended December 31, 2004, as compared to the same period of 2003, and resulted from fewer equity securities sales from our holding company’s investment portfolio.  We periodically sell equity securities based on performance and other indicators, and we may sell additional equity securities in future periods.

Non-Interest Expense. Non-interest expense increased $2.1 million, or 23.0%, to $11.4 million for the year ended December 31, 2004, as compared to the year ended December 31, 2003.  The increase in non-interest expense for 2004 as compared to 2003 resulted primarily from a $1.0 million increase in compensation and benefits, a $358,000 increase in occupancy and equipment and a $104,000 increase in data processing expenses, all of which was associated primarily with the operations of the branches acquired from First Kansas.  The acquisition of First Kansas added over 40 employees to our staff.  Also contributing to the increase in non-interest expense for the year ended December 2004, was an increase of $122,000 in advertising expenses related to our new marketing initiative that was introduced in early 2004.  Offsetting these increases in non-interest expense was a $52,000 decrease in amortization expense and a $41,000 decrease in professional fees for the year ended December 31, 2004, compared to the year ended December 31, 2003.  Amortization expense decreased as prepayment speeds on our mortgage servicing portfolio have slowed.  Professional fees were higher in 2003 as we incurred an increase in legal fees relating to our intellectual property rights and trade name.

Income Taxes. Income tax expense decreased $265,000, or 11.7%, to $2.0 million for the year ended December 31, 2004, from $2.3 million for the year ended December 31, 2003.  The decrease in income tax expense for the year ended December 31, 2004, resulted primarily from a decrease in taxable income.  The effective tax rate for the year ended December 31, 2004, was 32.1% as compared to 31.9% the same period of 2003.

Average Assets/Liabilities.  The following table sets forth information relating to average balances of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2004, 2003 and 2002.  The assets and liabilities of First Kansas were recorded at their respective fair market values at the acquisition date.  Based on the relatively low interest rates prevailing at the acquisition date, the effective yields on First Kansas’ interest-earning assets and rates on First Kansas’ interest bearing liabilities were significantly reduced, thus causing our post acquisition blended yields and cost of funds to decline in comparison to the periods presented prior to the acquisition.  This table reflects the average yields on assets and average costs of liabilities for the periods indicated (derived by dividing income or expense by the monthly average balance of assets or liabilities, respectively) as well as the “net interest margin” (which reflects the effect of the net earnings balance) for the periods shown (dollars in thousands).

Average Balance Sheets — Average Yields And Rates

	Year ended December 31, 2004			Year ended December 31, 2003			Year ended December 31, 2002
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
Assets
Interest-earning assets:
Investment securities (1)	$139,008	$4,276	3.08%	$95,923	$2,973	3.10%	$89,393	$2,911	3.26%
Loans receivable, net (2)	266,938	15,673	5.87%	217,327	14,303	6.58%	233,311	16,650	7.14%
Total interest-earning assets	405,946	19,949	4.91%	313,250	17,276	5.52%	322,704	19,561	6.06%
Non-interest-earning assets	27,766			17,899			15,861
Total	$433,712			$331,149			$338,565
Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Certificates of deposit	$160,251	$2,849	1.78%	$141,877	$3,706	2.61%	$152,407	$4,578	3.00%
Money market and NOW accounts	93,640	811	0.87%	76,316	678	0.89%	74,032	1,026	1.39%
Savings accounts	20,304	285	1.40%	15,033	62	0.41%	17,201	169	0.98%
FHLB advances and other borrowings	80,109	3,055	3.81%	27,887	1,209	4.34%	28,164	1,338	4.75%
Total interest-bearing liabilities	354,304	7,000	1.98%	261,113	5,655	2.17%	271,804	7,111	2.62%
Non-interest-bearing liabilities	36,796			27,603			26,267
Stockholders’ equity	42,612			42,433			40,494
Total	$433,712			$331,149			$338,565

Net interest income		$12,949			$11,621			$12,450
Interest rate spread (3)			2.93%			3.35%			3.44%
Net interest margin (4)			3.19%			3.71%			3.86%
Ratio of average interest- earning assets to average interest- bearing liabilities		114.58%			119.97%			118.73%

(1)     Income on investment securities includes all securities and interest bearing deposits in other financial institutions.

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

The year ended December 31, 2003, resulted in diluted earnings per share of $2.17 compared to $1.93 for the same period in 2002.  Return on average assets was 1.46% for the year ended December 31, 2003, compared to 1.35% for the same period in 2002.  Return on average stockholders’ equity was 11.53% for the year ended December 31, 2003, compared to 11.31% for the same period in 2002.

We continued our stock repurchase program during 2003, resulting in the repurchase of an additional 72,228 shares.  As of December 31, 2003, we held 119,657 shares as treasury stock at an average cost per share of $23.34.  We also distributed a 5% stock dividend for the third consecutive year in December 2003.

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

Interest Expense.  Interest expense for the year ended December 31, 2003, decreased to $5.7 million from $7.1 million for the year ended December 31, 2002, or 20.5%.  Interest expense on deposits declined to $4.4 million, or 23.0%, from $5.8 million during this period as a result of the decline in interest rates and a reduction in average deposits from $263.9 million at December 31, 2002, to $254.8 million at December 31, 2003.  Interest expense on borrowings, consisting mostly of advances from the FHLB, decreased $129,000, or 9.7%, to $1.2 million for the year ended December 31, 2003, as compared to the year ended December 31, 2002.  The decrease in interest expense on borrowings resulted from scheduled principal payments and the decline in interest rates.  The interest expense related to the $8.2 million in subordinated debentures that we issued in mid-December 2003 was nominal.  The interest expense associated with the subordinated debentures will be higher for 2004 as we incur twelve months of expense.

Net Interest Income.  Net interest income for the year ended December 31, 2003, totaled $11.6 million, a 6.7% decrease, as compared to $12.5 million for the year ended December 31, 2002.  Average earning assets for 2003 totaled $313.2 million as compared to $322.7 million for 2002.  The net interest margin on earning assets was 3.71% for the year ended December 31, 2003, down from 3.86% for the same period of 2002.  The refinancings and paydowns in our residential mortgage portfolio exceeded our commercial loan growth during 2002 and 2003, resulting in the excess liquidity being invested into lower yielding investment securities.  In addition, the prolonged low-rate environment caused the net interest margin to compress as assets continued to reprice downward with little room left for liability repricing.

Between 2001 and 2003, the Federal Open Market Committee lowered the target for the Federal Funds rate on twelve occasions, decreasing the rate from 6.5% on January 1, 2001, to 1.00% by the end of the first quarter of 2003, for a total decline of 550 basis points.  These actions caused a corresponding decrease in our prime loan rates which declined from 9.5% to 4.00%.  Since the first quarter of 2003, the Federal Funds rate held steady for the remainder of 2003.  This environment had an adverse affect on our net interest margin during 2003 as our interest earning assets continued to reprice downward and caught up with our interest bearing liabilities which had already repriced downward.

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

Non-Interest Income.  Non-interest income increased $1.1 million, or 29.0%, for the year ended December 31, 2003, to $5.0 million compared to $3.9 million for the year ended December 31, 2002.  The increase in non-interest income reflected an improvement in gains on sale of loans from $1.6 million for the year ended December 31, 2002, to $2.0 million for the year ended December 31, 2003, as residential mortgage financing activity increased due to low home mortgage rates.  Mortgage refinancing activity slowed down during the fourth quarter of 2003 and is expected to continue at lower levels during 2004 as many mortgage holders have already taken advantage of the low interest rates favorable for mortgage originations and as mortgage rates increase.  Also contributing to the increase in non-interest income was increased fees and service charges from $1.9 million for the year ended December 31, 2002, to $2.0 million for the year ended December 31, 2003, relating primarily to the enhancement of our fee-based services and product offerings during the second half of 2002.  The increase in non-interest income also reflected a $427,000 increase in gains on sale of investments for the year ended December 31, 2003, as compared to the same period of 2002.  This increase in gains on sale of investments resulted from equity security sales from our holding company’s investment portfolio.  We sell equity securities based on performance and other indicators.

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

Income Taxes.  Income tax expense decreased $87,000, or 3.7%, to $2.3 million for the year ended December 31, 2003, from $2.4 million for the year ended December 31, 2002.  The effective tax rate for the year ended December 31, 2003, was 31.9% as compared to 34.0% the same period of 2003.  The decrease in income tax expense and the effective rate for the year ended December 31, 2003, resulted primarily from the utilization of investment tax credits.

Landmark Bancorp, Inc. and Subsidiary

Quarterly Results of Operations

	Fiscal 2004 Quarters Ended
	March 31	June 30	September 30	December 31
Interest income	$4,047,166	$5,346,342	$5,325,004	$5,230,694
Interest expense	1,282,245	1,915,993	1,911,855	1,890,203
Net interest income	2,764,921	3,430,349	3,413,149	3,340,491
Provision for loan losses	60,000	120,000	130,000	150,000
Net interest income after provision for loan losses	2,704,921	3,310,349	3,283,149	3,190,491
Non-interest income	946,808	1,294,185	1,378,711	1,505,717
Non-interest expense	2,257,321	3,000,461	2,982,473	3,113,093
Earnings before income taxes	1,394,408	1,604,073	1,679,387	1,583,115
Provision for income taxes	445,647	529,286	543,456	491,836
Net earnings	$948,761	$1,074,787	$1,135,931	$1,091,279
Earnings per share(1):
Basic	$0.43	$0.50	$0.52	$0.51
Diluted	0.43	0.49	0.52	0.51

	Fiscal 2003 Quarters Ended
	March 31	June 30	September 30	December 31
Interest income	$4,635,165	$4,311,598	$4,132,953	$4,196,586
Interest expense	1,549,418	1,454,050	1,350,762	1,300,342
Net interest income	3,085,747	2,857,548	2,782,191	2,896,244
Provision for loan losses	60,000	60,000	60,000	60,000
Net interest income after provision for loan losses	3,025,747	2,797,548	2,722,191	2,836,244
Non-interest income	1,341,228	1,245,056	1,297,633	1,090,274
Non-interest expense	2,353,190	2,290,000	2,191,014	2,394,551
Earnings before income taxes	2,013,785	1,752,604	1,828,810	1,531,967
Provision for income taxes	690,252	537,198	597,168	450,851
Net earnings	$1,323,533	$1,215,406	$1,231,642	$1,081,116
Earnings per share(1):
Basic	$0.60	$0.55	$0.56	$0.49
Diluted	0.59	0.54	0.55	0.49

(1)  All per share amounts have been adjusted to give effect to the 5% stock dividends in December 2004 and 2003.

Financial Condition

Asset Quality And Distribution.  Total assets increased to $442.1 million at December 31, 2004, compared to $334.0 million at December 31, 2003.  This increase was primarily attributable to the acquisition of First Kansas consummated on April 1, 2004.  Our primary ongoing sources of funds are deposits, proceeds from principal and interest payments on loans and investment securities and proceeds from the sale of mortgage loans and investment securities.  While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition, and the restructuring of the financial services industry.

Net loans, excluding loans held for sale, increased $63.1 million to $277.4 million as of December 31, 2004, from $214.3 million as of December 31, 2003.  This increase was primarily the result of the acquisition of First Kansas on April 1, 2004, which had net loans of $74.1 million.  The majority of loans acquired from First Kansas were one-to-four family residential loans.  As of December 31, 2004, our one-to-four family residential loans comprised 46.8% of totals loans.  We anticipate continuing to diversify our loan portfolio composition through our continued planned expansion of commercial lending activities.

Our primary investing activities are the origination of mortgage, consumer, and commercial loans and the purchase of investment and mortgage-backed securities.  Generally, we originate fixed-rate, residential mortgage loans with maturities in excess of ten years for sale in the secondary market.  We do not originate and warehouse these fixed-rate residential loans for resale in order to speculate on interest rates.  As of December 31, 2004, our residential mortgage loan portfolio consisted of $39.8 million with fixed rates and $91.3 million with variable rates.

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

We believe that the quality of the loan portfolio continues to be strong as evidenced by our low levels of past due and non-accrual loans.  Loans past due more than one month and less than 90 days as of December 31, 2004, totaled $1.7 million.  As of December 31, 2004, loans with a balance of $1.1 million were on non-accrual status, or 0.41% of total loans, compared to a balance of $1.2 million loans on non-accrual status, or 0.55% of total loans, as of December 31, 2003.  In addition, the ratio of non-performing assets as a percentage of total assets decreased to 0.36% at December 31, 2004, compared to 0.45% at December 31, 2003.

Residential home loans comprised 70.7% of the $1.1 million non-accrual balance at December 31, 2004.  These loans have been underwritten according to our residential lending policies and are well secured by real estate collateral, and in many instances, private mortgage insurance or government guarantees.  We have historically incurred minimal losses on mortgage loans based on collateral values and underlying insurance or guarantees.  Net charge offs were $234,000 for the year ended December 31, 2004, compared to net charge offs of $489,000 for the year ended December 31, 2003.

A slowdown in economic activity beginning in 2001 severely impacted several major industries as well as the economy as a whole.  We are pleased that there appear to be numerous indications of emerging strength in the economy, including the Federal Open Market Committee raising the target for the Federal Funds rate by 175 basis points since the June 30, 2004, meeting.  The outlook of the economy for 2005, however, depends on whether the strengthening will be sustainable and how quickly consumer confidence responds to the positive effects, if any, on the economy.  Based on the outcomes, these events could adversely affect cash flows for both commercial and individual borrowers, as a result of which, we could experience increases in problem assets, delinquencies and losses on loans.  Many financial institutions have experienced an increase in non-performing assets during the recent difficult economic period, as even well-established business borrowers developed cash flow, profitability and other business-related problems.  We believe that the allowance for losses on loans at December 31, 2004, was adequate.  While we believe that we use the best information available to determine the allowance for losses on loans, unforeseen market conditions could result in adjustment to the allowance for losses on loans.  In addition, net earnings could be significantly affected if circumstances differ substantially from the assumptions used in establishing the allowance for losses on loans.

Liability Distribution.  Total deposits increased $49.8 million to $302.9 million at December 31, 2004, from $253.1 million at December 31, 2003, resulting primarily from the acquisition of First Kansas on April 1, 2004.  Borrowings increased $60.8 million to $94.6 million at December 31, 2004, from $33.8 million at December 31, 2003, resulting primarily from $56.4 million of FHLB advances that were assumed through the First Kansas acquisition and the $7.0 million that we borrowed to consummate that acquisition.

Non-interest bearing deposits at December 31, 2004, were $28.5 million, or 9.4% of deposits, compared to $20.5 million, or 8.1% of deposits, at December 31, 2003.  Money market and NOW deposit accounts were 31.9% of the portfolio and totaled $96.6 million at December 31, 2004, compared to $77.0 million, or 30.4% of deposits, at December 31, 2003.  Savings accounts increased to $23.2 million, or 7.7% of deposits, at December 31, 2004, from $14.8 million, or 5.9% of deposits, at December 31, 2003.  Certificates of deposit increased to $154.5 million, or 51.0% of deposits, at December 31, 2004, from $140.8 million, or 55.6% of deposits, at December 31, 2003.

Certificates of deposit at December 31, 2004, which were scheduled to mature in one year or less, totaled $117.6 million.  Historically, maturing deposits have generally remained with our Bank and we believe that a significant portion of the deposits maturing in one year or less will remain with us upon maturity.

Cash Flows.  During the year ended December 31, 2004, our cash and cash equivalents increased by $137,000.  Our operating activities during 2004 provided us net cash of $4.7 million.  Our investing activities in 2004 provided us net cash of $15.8 million, primarily from the maturities and prepayments of investment securities of $32.9 million.  Also contributing to the cash provided by investing activities was $1.4 million in proceeds from the sales of premises and equipment and foreclosed assets and $972,000 in proceeds from the sales of investment securities.  These inflows of cash for investing purposes were offset by net cash of $9.1 million paid in the First Kansas acquisition, net cash of $8.7 million paid in the Beloit and Phillipsburg branch sales, the purchase of investment securities of $6.5 million, and by a $1.2 million net increase in the purchase of premises and equipment.  We used net cash of $20.4 million in financing activities during 2004, primarily due to a $21.6 million decrease in our deposits portfolio, the purchase of $3.1 million in treasury stock, the payment of $1.4 million in dividends, and the payment of $83.1 million of debt which was offset by $88.4 million in borrowings.  These outflows of cash for financing activities were also offset by $357,000 of proceeds from the issuance of common stock associated with the exercise of stock options.

During the year ended December 31, 2003, our cash and cash equivalents decreased $3.7 million.  Our operating activities during 2003 provided us net cash of $5.5 million.  We used net cash of $3.2 million in investing activities in 2003, primarily for the purchase of investment securities of $66.5 million and the purchase of equipment of $338,000, net of retirements.  These outflows of cash for investing purposes were offset by the maturities and prepayments of investment securities of $52.6 million and a net decrease in our loan portfolio of $9.3 million, the proceeds from sales of investment securities of $1.2 million, and the proceeds from sale of other real estate and premises and equipment of $434,000.  We used net cash of $6.0 million in financing activities during 2003, primarily due to an $11.2 million decrease in our deposits portfolio, the purchase of $1.9 million in treasury stock, the payment of $1.3 million in dividends, and the payment of $78.2 million of debt which was offset by $85.9 million in borrowings.  The $85.9 million in borrowings during 2003 included the issuance of $8.2 million of subordinated debentures.  These outflows of cash for financing activities were also offset by $721,000 of proceeds from the issuance of common stock associated with the exercise of stock options.

Contractual Obligations and Commercial Commitments.  The following table presents contractual obligations, defined as operating lease obligations and principal payments due on non-deposit obligations with maturities in excess of one year as of December 31, 2004, for the periods indicated.

Contractual cash		One year	One to	Four to	More than
obligations	Total	or less	three years	five years	five years

Operating leases	$295,839	$78,449	$103,632	$103,632	$10,126
Service contracts	2,275,000	780,000	1,495,000	—	—
FHLB advances	81,053,321	13,500,000	1,000,000	42,319,791	24,233,530
Other borrowings	13,268,000	—	—	5,020,000	8,248,000
Total contractual obligations	$96,892,160	$14,358,449	$2,598,632	$47,443,423	$32,491,656

Liquidity.  Our most liquid assets are cash and cash equivalents and investment securities available for sale.  The level of these assets is dependent on our operating, financing, lending and investing activities during any given period.  At December 31, 2004 and 2003, the carrying value of these liquid assets totaled $141.4 million and $107.5 million, respectively.  During periods in which we are not able to originate a sufficient amount of loans and/or periods of high principal prepayments, we increase our liquid assets by investing in short-term U.S. Government and agency securities or high-grade municipal securities.

Liquidity management is both a daily and long-term function of our strategy.  Excess funds are generally invested in short-term investments.  In the event we require funds beyond our ability to generate them internally, additional funds are available through the use of FHLB advances, a line of credit with the FHLB or through sales of securities.  At December 31, 2004, we had outstanding FHLB advances of $77.6 million and had borrowings of $3.5 million on our line of credit with the FHLB.  At December 31, 2004, our total borrowing capacity with the FHLB was $105.9 million.  We also had other borrowings of $13.5 million at December 31, 2004, which included $8.2 million of subordinated debentures, $5.0 million of long-term debt and $250,000 in repurchase agreements.

As a provider of financial services, we routinely issue financial guarantees in the form of financial and performance standby letters of credit.  Standby letters of credit are contingent commitments issued by us generally to guarantee the payment or performance obligation of a customer to a third party.  While these standby letters of credit represent a potential outlay by us, a significant amount of the commitments may expire without being drawn upon.  We have recourse against the customer for any amount the customer is required to pay to a third party under a standby letter of credit.  The letters of credit are subject to the same credit policies, underwriting standards and approval process as loans made by us.  Most of the standby letters of credit are secured, and in the event of nonperformance by the customers, we have the right to the underlying collateral, which could include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities.  The contract amount of these standby letters of credit, which represents the maximum potential future payments guaranteed by us, was $2.2 million at December 31, 2004.

At December 31, 2004, we had outstanding loan commitments, excluding standby letters of credit, of $38.5 million.  We anticipate that sufficient funds will be available to meet current loan commitments.  These commitments consist of letters of credit, unfunded lines of credit and commitments to finance real estate loans.

Capital.  The Federal Reserve has established capital requirements for bank holding companies which generally parallel the capital requirements for national banks under the Office of the Comptroller of the Currency regulations.  The regulations provide that such standards will generally be applied on a consolidated (rather than a bank-only) basis in the case of a bank holding company with more than $150 million in total consolidated assets.

At December 31, 2004, we continued to maintain a sound leverage capital ratio of 15% and a total risk based capital ratio of 16%.  As shown by the following table, our capital exceeded the minimum capital requirements at December 31, 2004 (dollars in thousands):

	Actual	Actual	Required	Required
	Amount	Percent	Percent	Amount
Leverage	$41,673	15%	4%	$10,858
Tier 1 capital	$41,673	9%	4%	$17,714
Total risk based capital	$44,567	16%	8%	$21,716

At December 31, 2004, our subsidiary bank continued to maintain a sound leverage ratio of 17% and a total risk based capital ratio of 18%.  As shown by the following table, Landmark National Bank’s capital exceeded the minimum capital requirements at December 31, 2004 (dollars in thousands):

	Actual	Actual	Required	Required
	Amount	Percent	Percent	Amount
Leverage	$45,806	17%	4%	$10,836
Tier 1 capital	$45,806	10%	4%	$17,624
Total risk based capital	$48,700	18%	8%	$21,673

Banks and bank holding companies are generally expected to operate at or above the minimum capital requirements.  The above ratios are well in excess of regulatory minimums and should allow us to operate without capital adequacy concerns.  The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a bank rating system based on the capital levels of banks.  As of December 31, 2004 and 2003, we were rated “well capitalized”, which is the highest rating available under this capital-based rating system.  During December 2003, we obtained $8.2 million in trust preferred securities.  In accordance with current capital guidelines, this amount has been included in our Tier 1 capital ratios as of December 31, 2004.  Cash distributions on the securities are payable quarterly, are deductible for income tax purposes and are included in interest expense in the consolidated financial statements.

On March 1, 2005, the Board of Governors of the Federal Reserve System issued a final rule regarding the continued inclusion of trust preferred securities in the Tier 1 capital of bank holding companies, subject to stricter standards.  As a result of the final rule, the Federal Reserve will limit the aggregate amount of a bank holding company’s cumulative perpetual preferred stock, trust preferred securities and other minority interests to 25% of a company’s core capital elements, net of goodwill.  Regulations in place at the time the Company placed its currently outstanding trust preferred securities did not require the deduction of goodwill.  The rule also provides that amounts of qualifying trust preferred securities and certain minority interests in excess of the 25% limit may be included in Tier 2 capital but will be limited, together with subordinated debt and limited-life preferred stock, to 50% of Tier 1 capital.  The final rule provides a five-year transition period for bank holding companies to meet these quantitative limitations.  While management does not anticipate that the final rule will have an impact on the Company when the five-year transition period expires, it is not possible to predict the final impact of the rule on the Company.

Dividends

During the year ended December 31, 2004, we paid quarterly cash dividends of $0.17 per share to our stockholders.  Additionally, we distributed a 5% stock dividend for the fourth consecutive year on December 31, 2004.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations. As described above, Landmark National Bank exceeded its minimum capital requirements under applicable guidelines as of December 31, 2004.  The National Bank Act imposes limitations on the amount of dividends that a national bank may pay without prior regulatory approval. Generally, the amount is limited to the bank’s current year’s net earnings plus the adjusted retained earnings for the two preceding years.  As of December 31, 2004, approximately $2.3 million was available to be paid as dividends to Landmark Bancorp by Landmark National Bank without prior regulatory approval.

Recent Accounting Developments

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46R (FIN 46R), Consolidation of Variable Interest Entities.  FIN 46R clarified the requirements that investments in variable interest entities (VIE) be consolidated by the entity that has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the VIE’s expected returns, or both.  Public companies were required to apply the unmodified provisions of the Interpretation to “special-purpose entities” by the end of the first reporting period ending after December 15, 2003.  Public companies, other than small business issuers, were required to apply the revised Interpretation by the end of the first reporting period beginning after December 15, 2003, to all entities that were not special-purpose entities.  The adoption of this Interpretation did not have a material impact on the Company’s consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-03, Accounting for Certain Loans and Debt Securities Acquired in a Transfer.  SOP 03-03 addresses the accounting for acquired loans that show evidence of having deteriorated in terms of credit quality since their origination (i.e. impaired loans).  SOP 03-03 requires acquired loans to be recorded as their fair value defined as the present value of future cash flows.  SOP 03-03 prohibits the carryover of an allowance for loan loss on certain acquired loans as credit losses are considered in the future cash flows assessment.  SOP 03-03 is effective for loans that are acquired in fiscal years beginning after December 15, 2004.  The Company will evaluate the applicability of the SOP for all prospective loans acquired in fiscal years beginning after December 15, 2004.  The Company does not anticipate this Statement will have a material impact on its consolidated financial statements.

In March 2004, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105).  SAB 105 provides additional guidance in determining the fair market value of mortgage loan commitments.  The new guidance prohibits the inclusion of the expected cash flows related to the associated servicing of the loan when determining the fair value of the loan commitment.  This change in accounting tends to reduce the fair market value of the loan commitment and defers the income recognition resulting from the valuation of the commitment.  SAB 105 was effective for loan commitments accounted for as derivatives and entered into on or after April 1, 2004, at which time the Company began excluding these expected cash flows in its determination of fair value.  The effect of the change was not material to the Company’s consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised), Shared-Based Payment.  The revision disallows the expense recognition alternatives permitted in the original statement and requires entities to recognize stock-based compensation cost in their statements of income.  The revision contains additional guidance in several areas including award modifications and forfeitures, measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods.  It also contains additional disclosure requirements.  The Company does not expect that adoption of the revised Statement in 2005 will have a material impact on its consolidated financial statements.

Effects Of Inflation

Our consolidated financial statements and accompanying footnotes have been prepared in accordance with U.S. generally accepted accounting principles, which generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of our operations because our assets and liabilities are primarily monetary and interest rates have a greater impact on our performance than do the effects of inflation.

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

We have been successful in meeting the interest rate sensitivity objectives set forth in our policy.  Simulation models are prepared to determine the impact on net interest income for the coming twelve months, including using rates at December 31, 2004, and forecasting volumes for the twelve month projection.  This position is then subjected to a shift in interest rates of 100 and 200 basis points rising and 100 basis points falling with an impact to our net interest income on a one year horizon as follows:

	$ change in net	% of net
Scenario	interest income	interest income
100 basis point rising	$810,000	6.2%
200 basis point rising	$1,596,000	12.3%
100 basis point falling	$(965,000)	(7.4)%

We believe that no significant changes in our interest rate sensitivity position have occurred since December 31, 2004.  We believe we are appropriately positioned for future interest rate movements, although we may experience some fluctuations in net interest income due to short term timing differences between the repricing of assets and liabilities.

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

Interest-Earning Assets And Interest-Bearing Liabilities
Repricing Schedule (“Gap” Table)

At December 31, 2004

	3 months	More than	More than
	or less	3 to 12 months	1 to 5 years	Over 5 years	Total
	(Dollars in thousands)
Interest-earning assets:
Overnight investments	$4,935	$—	$—	$—	$4,935
Investment securities	31,374	40,868	56,602	4,760	133,604
Loans	63,401	92,691	111,428	12,840	280,360
Total interest-earning assets	$99,710	$133,559	$168,030	$17,600	$418,899

Interest-bearing liabilities:
Certificates of deposit	$49,519	$68,049	$36,712	$210	$154,490
Money market and NOW accounts	17,801	46,510	32,416	—	96,727
Savings accounts	3,038	8,468	11,715	—	23,221
Borrowed money	22,018	5,000	40,000	27,553	94,571
Total interest-bearing liabilities	$92,376	$128,027	$120,843	$27,763	$369,009

Interest sensitivity gap per period	$7,334	$5,532	$47,187	$(10,163)	$49,890
Cumulative interest sensitivity gap	$7,334	$12,866	$60,053	$49,890
Cumulative gap as a percent of total interest-earning assets	1.75%	3.07%	14.34%	11.91%
Cumulative interest sensitive assets as a percent of cumulative interest sensitive liabilities	107.94%	105.84%	117.60%	113.52%

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

Controls And Procedures.

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2004.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective.  There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Landmark Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Landmark Bancorp, Inc. and subsidiary (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Kansas City, Missouri
March 17, 2005

LANDMARK BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,	December 31,
	2004	2003
Assets
Cash and cash equivalents:
Cash	$2,910,297	1,768,914
Interest-bearing deposits in other financial institutions	4,935,141	5,939,201
Total cash and cash equivalents	7,845,438	7,708,115
Investment securities available-for-sale	133,604,335	99,746,365
Loans, net	277,413,963	214,295,940
Loans held for sale	846,003	734,456
Premises and equipment, net	5,864,258	3,631,102
Goodwill	7,651,892	1,971,178
Other intangible assets, net	1,339,832	959,532
Accrued interest and other assets	7,525,173	4,999,601
Total assets	$442,090,894	334,046,289

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Non-interest bearing demand	$28,549,224	20,538,514
Money market and NOW	96,607,511	76,990,610
Savings	23,221,065	14,801,950
Time, $100,000 and greater	31,121,564	28,294,325
Time, other	123,368,357	112,482,821
Total deposits	302,867,721	253,108,220
Federal Home Loan Bank borrowings	81,053,321	25,257,104
Other borrowings	13,518,000	8,498,000
Accrued interest and expenses, taxes, and other liabilities	2,482,875	4,610,862
Total liabilities	399,921,917	291,474,186

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.01 par. Authorized 3,000,000 shares; issued 2,232,218 and 2,207,807, respectively	22,322	22,078
Additional paid-in capital	19,969,551	19,332,130
Retained earnings	25,228,826	25,213,188
Treasury stock, at cost; 121,630 and 119,657 shares, respectively	(3,205,823)	(2,792,225)
Accumulated other comprehensive income	154,101	796,932
Total stockholders’ equity	42,168,977	42,572,103
Total liabilities and stockholders’ equity	$442,090,894	334,046,289

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Earnings

	Years ended December 31,
	2004	2003	2002
Interest income:
Loans	$15,672,834	14,303,182	16,649,738
Investment securities	4,237,362	2,945,302	2,809,559
Other	39,010	27,818	102,229
Total interest income	19,949,206	17,276,302	19,561,526
Interest expense:
Deposits	3,945,344	4,446,050	5,773,331
Borrowings	3,054,952	1,208,522	1,337,868
Total interest expense	7,000,296	5,654,572	7,111,199
Net interest income	12,948,910	11,621,730	12,450,327
Provision for loan losses	460,000	240,000	181,500
Net interest income after provision for loan losses	12,488,910	11,381,730	12,268,827
Non-interest income:
Fees and service charges	3,270,509	2,048,482	1,903,454
Gains on sales of loans	986,864	2,039,102	1,588,296
Gains (losses) on sales of investment securities, net	358,385	551,038	124,333
Other	509,663	335,569	239,933
Total non-interest income	5,125,421	4,974,191	3,856,016
Non-interest expense:
Compensation and benefits	5,844,352	4,834,982	4,849,011
Occupancy and equipment	1,607,804	1,250,212	1,198,710
Amortization of intangibles	374,758	426,442	388,568
Professional fees	301,870	343,208	281,949
Advertising	300,006	177,899	183,072
Data processing	415,175	311,364	347,900
Other	2,509,383	1,884,648	1,934,981
Total non-interest expense	11,353,348	9,228,755	9,184,191
Earnings before income taxes	6,260,983	7,127,166	6,940,652
Income tax expense	2,010,225	2,275,469	2,362,739
Net earnings	$4,250,758	4,851,697	4,577,913

Earnings per share:
Basic	$1.96	2.20	1.99
Diluted	$1.95	2.17	1.93

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders’ Equity and Comprehensive Income

Years ended December 31, 2004, 2003 and 2002

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Unearned employee benefits	Accumulated other comprehensive income (loss)	Total

Balance at December 31, 2001	$20,827	17,075,297	23,073,530	(43,940)	(344,099)	423,138	40,204,753
Comprehensive income:
Net earnings	—	—	4,577,913	—	—	—	4,577,913
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	1,475,832	1,475,832
Total comprehensive income	—	—	4,577,913	—	—	1,475,832	6,053,745
Dividends paid ($0.52 per share)	—	—	(1,239,819)	—	—	—	(1,239,819)
Amortization of unearned employee benefits	—	151,104	—	—	198,892	—	349,996
Exercise of stock options, 75,184 shares including tax benefit of $313,383	751	1,045,564	—	—	—	—	1,046,315
Stock-based compensation	—	4,307	—	—	—	—	4,307
Purchase of 242,409 treasury shares	—	—	—	(5,345,522)	—	—	(5,345,522)
5% stock dividend, 96,684 shares	—	(6,690)	(2,116,413)	2,123,103	—	—	—
Balance at December 31, 2002	21,578	18,269,582	24,295,211	(3,266,359)	(145,207)	1,898,970	41,073,775
Net earnings	—	—	4,851,697	—	—	—	4,851,697
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	(1,102,038)	(1,102,038)
Total comprehensive income	—	—	4,851,697	—	—	(1,102,038)	3,749,659
Dividends paid ($0.60 per share)	—	—	(1,331,146)	—	—	—	(1,331,146)
Amortization of unearned employee benefits	—	82,731	—	—	145,207	—	227,938
Exercise of stock options, 49,942 shares, including tax benefit of $241,775	500	720,857	—	—	—	—	721,357
Stock-based compensation	—	1,727	—	—	—	—	1,727
Purchase of 72,228 treasury shares	—	—	—	(1,871,207)	—	—	(1,871,207)
5% stock dividend, 100,602 shares	—	257,233	(2,602,574)	2,345,341	—	—	—
Balance at December 31, 2003	22,078	19,332,130	25,213,188	(2,792,225)	—	796,932	42,572,103
Comprehensive income:
Net earnings	—	—	4,250,758	—	—	—	4,250,758
Change in fair value of investment securities available-for-sale and interest rate swap, net of tax	—	—	—	—	—	(642,831)	(642,831)
Total comprehensive income	—	—	4,250,758	—	—	(642,831)	3,607,927
Dividends paid ($0.65 per share)	—	—	(1,420,885)	—	—	—	(1,420,885)
Stock-based compensation	—	107,975	—	—	—	—	107,975
Exercise of stock options, 24,411 shares, including tax benefit of $135,511	244	356,818	—	—	—	—	357,062
Purchase of 102,338 treasury shares	—	—	—	(3,055,205)	—	—	(3,055,205)
5% stock dividend, 100,365 shares	—	172,628	(2,814,235)	2,641,607	—	—	—
Balance at December 31, 2004	$22,322	19,969,551	25,228,826	(3,205,823)	—	154,101	42,168,977

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net earnings	$4,250,758	4,851,697	4,577,913
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	460,000	240,000	181,500
Amortization of intangibles	374,758	426,442	388,568
Depreciation	650,082	461,836	462,458
Stock-based compensation	107,975	1,727	4,307
Deferred income taxes	625,904	364,465	83,674
Net gains on sales of investment securities, premises and equipment, and foreclosed assets	(502,114)	(561,155)	(120,364)
Net gain on sales of loans	(986,864)	(2,039,102)	(1,588,296)
Proceeds from sale of loans	39,598,536	97,351,328	71,268,001
Origination of loans held for sale	(38,723,219)	(90,996,079)	(69,076,231)
Changes in assets and liabilities:
Accrued interest and other assets	1,200,310	63,920	1,182,652
Accrued expenses, taxes, and other liabilities	(2,318,289)	(4,689,368)	1,617,213
Net cash provided by operating activities	4,737,837	5,475,711	8,981,395
Cash flows from investing activities:
Net decrease in loans	6,104,388	9,304,074	10,445,920
Maturities and prepayments of investment securities	32,936,261	52,601,851	27,067,374
Net cash paid in First Kansas acquisition	(9,140,845)	—	—
Net cash paid in Beloit and Phillipsburg branch sales	(8,714,311)	—	—
Purchases of investment securities	(6,502,342)	(66,450,936)	(40,587,495)
Proceeds from sale of investment securities	971,571	1,203,725	437,604
Proceeds from sales of premises and equipment and foreclosed assets	1,419,456	433,969	569,330
Purchases of premises and equipment, net	(1,232,019)	(337,967)	(759,993)
Other investing activity, net	—	—	(992)
Net cash provided by (used in) investing activities	15,842,159	(3,245,284)	(2,828,252)
Cash flows from financing activities:
Net decrease in deposits	(21,606,877)	(11,172,650)	(8,965,415)
Federal Home Loan Bank borrowings	78,800,000	77,400,000	34,055,000
Federal Home Loan Bank repayments	(78,536,768)	(78,215,350)	(36,418,276)
Proceeds from other borrowings	9,555,000	8,498,000	—
Repayments on other borrowings	(4,535,000)	—	—
Proceeds from issuance of common stock under stock option plans	221,551	479,582	732,932
Net tax benefit related to stock option plans	135,511	241,775	313,383
Payment of dividends	(1,420,885)	(1,331,146)	(1,239,819)
Purchase of treasury stock	(3,055,205)	(1,871,207)	(5,345,522)
Net cash used in financing activities	(20,442,673)	(5,970,996)	(16,867,717)
Net increase (decrease) in cash and cash equivalents	137,323	(3,740,569)	(10,714,574)
Cash and cash equivalents at beginning of year	7,708,115	11,448,684	22,163,258
Cash and cash equivalents at end of year	$7,845,438	7,708,115	11,448,684
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$1,494,000	1,985,000	1,403,000
Cash paid during the year for interest	6,652,000	5,690,000	7,195,000
Supplemental schedule of noncash investing and financing activities:
Transfer of loans to real estate owned	1,044,000	303,000	717,000
First Kansas acquisition:
Fair value of liabilities assumed	140,619,000	—	—
Fair value of assets acquired, including goodwill	149,760,000	—	—
Beloit and Phillipsburg branch sales:
Fair value of liabilities transferred	(12,489,000)	—	—
Fair value of assets sold	(3,774,000)	—	—

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

(1)           Summary of Significant Accounting Policies

(a)           Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Landmark Bancorp, Inc. (the Company) and its wholly owned subsidiary, Landmark National Bank (the Bank). Intercompany balances and transactions have been eliminated in consolidation. The Bank is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate commercial real estate and non-real estate loans, one-to-four family residential mortgage loans, consumer loans, home equity loans, and one-to-four family residential mortgage loans.

(b)           Investment Securities

The Company classifies its investment securities portfolio as available-for-sale, which are recorded at fair value, determined principally based on quoted market prices, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity until realized. Purchased premiums and discounts on investment securities are amortized/accreted into interest income over the estimated lives of the securities using a method which approximates the interest method.  Declines in the fair value of individual securities below their cost that are deemed to be other than temporary result in write-downs of individual securities to their estimated fair value, and a new cost basis is established. The related write-downs are included in earnings as realized losses.  Gains and losses on sales of available-for-sale securities are recorded on a trade date basis and are calculated using the specific identification method.

(c)           Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances, net of undisbursed loan proceeds, the allowance for loan losses, and any deferred fees or costs on originated loans.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value. Net unrealized losses are recognized through a valuation allowance by charges to income. Origination fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. Origination fees received on other loans held in portfolio in excess of amounts representing the estimated costs of origination are deferred and credited to interest income using the interest method.

The Company maintains an allowance to absorb probable loan losses inherent in the portfolio.  The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, the current level of nonperforming assets, and current economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

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

(d)           Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line or accelerated methods over the estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Buildings and improvements	10 – 50 years
Furniture, fixtures, and equipment	1 – 15 years
Automobiles	2 – 5 years

Major replacements and betterments are capitalized while maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in operations as incurred.

(e)           Goodwill and Intangible Assets

The Company’s goodwill and core deposit intangible resulted from the acquisition of MNB Bancshares, Inc. (MNB) by Landmark Bancorp, Inc. on October 9, 2001, and from the acquisition of First Kansas Financial Corporation (First Kansas) on April 1, 2004.  Goodwill resulting from the merger with MNB and from the acquisition of First Kansas is not amortized; however, it is tested for impairment. When facts and circumstances indicate potential impairment of amortizable intangible assets, the Company will evaluate the recoverability of the asset carrying value, using estimates of undiscounted future cash flows over the remaining asset life. Any impairment loss is measured by the excess of carrying value over fair value. Goodwill impairment tests are performed at each calendar year end or when events or circumstances dictate.  The Company’s impairment test performed as of December 31, 2004, indicated that there was no impairment.

Intangible assets that have finite useful lives, such as core deposit intangibles and mortgage servicing rights, continue to be amortized over their useful lives. The core deposit intangible is being amortized over ten years on an accelerated basis. Amortization expense related to the core deposit intangible asset was $194,000, $124,000, and $138,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Mortgage servicing assets are recognized as separate assets when rights are acquired through the sale of financial assets. Capitalized servicing rights are reported in other intangible assets and are amortized into non-interest expense in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are recorded at the lower of cost or fair value, and are evaluated for impairment based upon the fair value of the rights as compared to amortized cost.  Amortization expense related to the mortgage servicing assets was $181,000, $302,000, and $250,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

(f)            Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities, of a change in tax rates, is recognized in income in the period that includes the enactment date.

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

(h)           Comprehensive Income

The Company’s other comprehensive income (loss) consists of unrealized holding gains and losses on available-for-sale securities and an unrealized gain on an interest rate swap as shown below:

	Years ended December 31,
	2004	2003	2002

Unrealized holding gains (losses) on securities	$(736,440)	(1,226,442)	2,504,707
Less reclassification adjustment for gains included in net income	358,385	551,038	124,333

Net unrealized gains (losses) on securities	(1,094,825)	(1,777,480)	2,380,374
Unrealized gain on interest rate swap	58,000	—	—
Income tax expense (benefit)	(393,994)	(675,442)	904,542

Other comprehensive income (loss)	$(642,831)	(1,102,038)	1,475,832

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

(j)            Stock Based Compensation

The Company has a stock-based employee compensation plan, which is described more fully in note 11. The Company utilizes the fair value recognition provisions of Statement of Financial Accounting Standard (SFAS) Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123 establishes a fair-value method of accounting for employee stock options or similar equity instruments. The fair value of stock-based awards to employees is calculated through the use of option pricing models.  These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of its stock options. The fair value is recognized as additional compensation expense over the option vesting period, which is typically five years.

In December 2004, The Financial Accounting Standards Board issued SFAS No. 123 (revised), Shared-Based Payment.  The revision disallows the expense recognition alternatives permitted in the original statement and requires entities to recognize stock-based compensation cost in their statements of earnings.  The revision contains additional guidance in several areas including award modifications and forfeitures, measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods.  It also contains additional disclosure requirements.  The Company does not expect that adoption of the revised Statement in 2005 will have a material effect on its consolidated financial statements.

(k)           Earnings per Share

Basic earnings per share represents net earnings divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Earnings per share for all periods presented have been adjusted to give effect to the 5% stock dividends paid by the Company in December 2004, 2003, and 2002.

The shares used in the calculation of basic and diluted earnings per share, which have been restated for the 5% stock dividends paid in December 2004, 2003, and 2002, are shown below:

	Years ended December 31,
	2004	2003	2002
Weighted average common shares outstanding – basic	2,169,612	2,208,068	2,297,600
Stock options	13,117	30,598	64,486
Weighted average common shares outstanding – diluted	2,182,729	2,238,666	2,362,086

(l)            Treasury Stock

Purchases of the Company’s common stock are recorded at cost. Upon reissuance, treasury stock is reduced based upon the average cost basis of shares held.

(m)          Cash and cash equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits, and fed funds sold.

(n)           Derivatives

The Company is exposed to market risk, including changes in interest rates and currency exchange rates.  To manage the volatility relating to these exposures, the Company’s risk management policies permit its use of derivative products.  The Company uses derivatives on a limited basis mainly to stabilize interest rate margins.  The Company more often manages normal asset and liability positions by altering the terms of the products it offers.

Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that all derivative financial instruments be recorded on the balance sheet at fair value, with the adjustment to fair value recorded in current earnings.  Derivatives that qualify under the Statement in a hedging relationship are designated, based on the exposure being hedged, as fair value or cash flow hedges.  Under the cash flow hedging model, the effective portion of the gain or loss related to the derivative is recognized as a component of other comprehensive income.  The ineffective portion is recognized in current earnings.

(o)           Reclassifications

Certain reclassifications to prior year amounts have been made to conform to the current year presentation.

(2)           Acquisition of First Kansas Financial Corporation

On April 1, 2004, the Company acquired all of the outstanding stock of First Kansas Financial Corporation (“First Kansas”) for cash of $19 per share.  First Kansas was a single thrift holding company based in Osawatomie, Kansas.  The thrift was merged into the Company’s wholly-owned subsidiary, Landmark National Bank, immediately following the acquisition.  This acquisition expanded the Company’s presence in high-growth market areas, presenting the Company with potential for revenue generation and asset growth.  At March 31, 2004, First Kansas had total assets of approximately $150 million, including loans and deposits of approximately $74 million and $84 million, respectively.  The acquisition cost in excess of the tangible and identifiable intangible net assets acquired has been recorded as goodwill.  In connection with the acquisition and the subsequent sale of two branches as described below, the Company recorded a core deposit intangible of $605,000, which is being amortized on an accelerated basis over ten years, and goodwill of approximately $5.7 million, none of which is deductible for tax purposes.

The Company sold its branches in Beloit and Phillipsburg, Kansas on August 13, 2004, and September 10, 2004, respectively.  These branches had been acquired in the acquisition of First Kansas.  Upon consummation of these transactions, the Company sold approximately $7.7 million in deposits and approximately $2.4 million in loans and premises and equipment associated with the Beloit branch and approximately $4.7 million in deposits and approximately $846,000 in loans and premises and equipment related to the Phillipsburg branch.  The net proceeds received were recorded as an adjustment to the fair value of the assets acquired from First Kansas, resulting in a reduction of goodwill and the core deposit intangible.

The accompanying consolidated financial statements for the year ended December 31, 2004 include the accounts of the Company and, commencing April 1, 2004 First Kansas.  Pro forma information, as if the acquisition was consummated January 1, 2003, is as follows:

	Years Ended December 31,
	2004	2003
Revenue	$26,903	29,932
Net earnings	4,329	5,280
Basic earnings per share	2.00	2.51
Diluted earnings per share	1.98	2.48

(3)           Investment Securities Available-for-Sale

A summary of investment securities information is as follows:

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government and agency obligations	$33,703,700	38,250	(276,457)	33,465,493
Municipal obligations	13,801,603	295,860	(82,624)	14,014,839
Mortgage-backed securities	74,667,732	733,185	(897,298)	74,503,619
Federal Home Loan Bank stock	5,413,000	—	—	5,413,000
Common stocks	302,646	407,763	(754)	709,655
Federal Reserve Bank stock	1,341,600	—	—	1,341,600
Corporate bonds	1,790,154	—	(27,375)	1,762,779
Other investments	2,393,350	—	—	2,393,350
Total	$133,413,785	1,475,058	(1,284,508)	133,604,335

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government and agency obligations	$32,341,892	326,624	(52,249)	32,616,267
Municipal obligations	13,577,760	462,791	(20,231)	14,020,320
Mortgage-backed securities	46,379,211	515,246	(331,014)	46,563,443
Federal Home Loan Bank stock	2,543,600	—	—	2,543,600
Common stocks	280,310	384,197	(2,114)	662,393
Federal Reserve Bank stock	805,050	—	—	805,050
Corporate bonds	50,000	2,125	—	52,125
Other investments	2,483,167	—	—	2,483,167
Total	$98,460,990	1,690,983	(405,608)	99,746,365

Included in investment securities available-for-sale are restricted stock investments in the Federal Home Loan Bank  (“FHLB”) and Federal Reserve Bank (“FRB”) that are required to be maintained by the Bank for regulatory purposes and borrowing availability. The cost of such investments represents their redemption value.

The tables above show that some of the securities in the available for sale investment portfolio had unrealized losses, or were temporarily impaired, as of December 31, 2004 and 2003. This temporary impairment represents the amount of loss that would be realized if the securities were sold at valuation date. Securities which were temporarily impaired at December 31, 2004 are shown below, along with the length of the impairment period.

	Less than 12 month		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U. S. Government and agency obligations	$20,865,795	(180,698)	7,424,355	(95,759)	28,290,150	(276,457)
Municipal obligations	1,972,236	(58,821)	2,915,038	(23,803)	4,887,274	(82,624)
Mortgage-backed securities	17,389,387	(596,728)	26,257,900	(300,570)	43,647,287	(897,298)
Corporate bonds	1,762,779	(27,375)	—	—	1,762,779	(27,375)
Common stock	—	—	2,932	(754)	2,932	(754)
Total	$41,990,197	(863,622)	36,600,225	(420,886)	78,590,422	(1,284,508)

At December 31, 2004, the total investment portfolio consisted of over 370 securities. The table above includes 88 securities that were in an unrealized loss position.  The decrease in market value of the securities in an unrealized loss position is related to interest rate changes.  None of the unrealized losses are related to credit deterioration. The Company has the intent and ability to hold these securities until market values recover.

Maturities of investment securities at December 31, 2004 are as follows:

	Amortized cost	Estimated fair value
Due in less than one year	$15,067,132	15,087,293
Due after one year but within five years	29,149,304	29,034,237
Due after five years	5,079,021	5,121,581
Mortgage-backed securities, FHLB stock, FRB stock, common stock, and other investments	84,118,328	84,361,224
Total	$133,413,785	133,604,335

For mortgage-backed securities, actual maturities will differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.  At December 31, 2004, the Company’s mortgage-backed securities portfolio consisted of securities predominantly underwritten to the standards and guaranteed by the government-sponsored agencies of FHLMC, FNMA and GNMA.

Gross realized gains and losses on sales of available-for-sale securities are as follows:

	Years ended December 31,
	2004	2003	2002
Realized gains	$358,385	551,038	124,333
Realized losses	—	—	—
Total	$358,385	551,038	124,333

At December 31, 2004 and 2003, securities pledged to secure public funds on deposit had a carrying value of approximately $84.2 million and $70.3 million, respectively. Except for U. S. government and agency obligations, no investment in a single issuer exceeded 10% of stockholders’ equity.

(4)           Loans

Loans consist of the following:

	December 31, 2004	December 31, 2003

Real estate loans:
One-to-four family residential	$131,077,310	82,093,729
Commercial	77,207,618	65,728,619
Construction	11,233,964	9,171,510
Commercial loans	51,826,283	50,053,993
Consumer loans	9,014,411	9,566,650
Total	280,359,586	216,614,501

Less:
Deferred loan fees and loans in process	52,020	2,691
Allowance for loan losses	2,893,603	2,315,870
Loans, net	$277,413,963	214,295,940

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customers’ financing needs. These financial instruments consist principally of commitments to extend credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. In the normal course of business, there are various commitments and contingent liabilities, such as guarantees, commitments to extend credit, letters of credit, and lines of credit, which are properly not recorded in the accompanying consolidated financial statements. The Company generally requires collateral or other security on unfunded loan commitments and irrevocable letters of credit. Unfunded commitments to extend credit, excluding standby letters of credit, aggregated $38.5 million and $25.6 million at December 31, 2004 and 2003, respectively. Standby letters of credit totaled $2.2 million and $2.4 at December 31, 2004 and 2003, respectively.

The Company is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas. The Company’s principal lending area consists of the cities of Manhattan, Auburn, Dodge City, Garden City, Great Bend, Hoisington, LaCrosse, Osage City, Topeka, Wamego, Paola, Osawatomie, Louisburg, and Fort Scott, Kansas and the surrounding communities, and substantially all of the Company’s loans are to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Company’s loan portfolio is dependent in part upon market conditions in those areas. These geographic concentrations are considered in management’s establishment of the allowance for loan losses.

A summary of the activity in the allowance for loan losses is as follows:

	Years ended December 31,
	2004	2003	2002
Balance at beginning of year	$2,315,870	2,565,201	2,640,288
Allowance of acquired bank	352,113	—	—
Provision for loan losses	460,000	240,000	181,500
Charge-offs	(294,624)	(553,768)	(318,557)
Recoveries	60,244	64,437	61,970
Balance at end of year	$2,893,603	2,315,870	2,565,201

At December 31, 2004 and 2003, impaired loans, including nonaccrual loans, aggregated $1.1 million and $1.2 million, respectively. The net amount of interest income recorded on such loans during their impairment periods was not significant. There were no loans 90 days delinquent and still accruing interest at December 31, 2004 and 2003.  Average impaired loans were $1.5 million for 2004 and $1.1 million for 2003.  Specific reserves related to these impaired loans at December 31, 2004 and 2003, were not significant.

The Company serviced loans for others with outstanding principal balances of $111.1 million and $107.2 million at December 31, 2004 and 2003, respectively. Gross service fee income related to such loans was $277,000, $274,000, and $253,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

The following is an analysis of the changes in mortgage servicing rights:

	Years ended December 31,
	2004	2003	2002
Balance at beginning of year	$477,350	525,311	524,247
Additions	150,058	254,390	251,362
Amortization	(181,076)	(302,351)	(250,298)
Balance at end of year	$446,332	477,350	525,311

The Company had loans to directors and officers at December 31, 2004, which carry terms similar to those for other loans. Management believes such outstanding loans do not represent more than a normal risk of collection. A summary of such loans is as follows:

Balance at December 31, 2003	$5,823,718
New loans	3,682,627
Repayments	(3,937,248)
Balance at December 31, 2004	$5,569,097

(5)           Premises and Equipment

Premises and equipment consisted of the following:

	December 31, 2004	December 31, 2003
Land	$1,306,023	651,778
Work in progress	179,620	—
Office buildings and improvements	5,498,984	4,286,586
Furniture and equipment	4,304,450	3,661,110
Automobiles	258,855	203,683
Total	11,547,932	8,803,157
Less accumulated depreciation	5,683,674	5,172,055
Total	$5,864,258	3,631,102

The Company has multi-year operating lease agreements for several of its branch locations.  The following is the Company’s minimum lease commitments for the years ending December 31:

Year	Amount
2005	$78,449
2006	51,816
2007	51,816
2008	51,816
2009	51,816
Total	$285,713

Total rent expense for the years ended December 31, 2004, 2003 and 2002 was $125,000, $117,000 and $69,000, respectively, and was included in occupancy and equipment on the consolidated statements of earnings.

(6)           Deposits

Maturities of time deposits were as follows at December 31, 2004:

Year	Amount
2005	$117,568,019
2006	22,019,000
2007	8,703,000
2008	3,813,000
2009	2,177,000
Thereafter	209,902
Total	$154,489,921

Regulations of the Federal Reserve System require reserves to be maintained by all banking institutions according to the types and amounts of certain deposit liabilities. These requirements restrict a portion of the amounts shown as consolidated cash and due from banks from everyday usage in operation of the banks. The minimum reserve requirements for the Bank totaled $25,000 at December 31, 2004.

(7)           Federal Home Loan Bank Borrowings

Advances from the FHLB at December 31, 2004 and 2003, amounted to $77,553,321 and $23,057,104, respectively. Maturities of such borrowings at December 31, 2004, are summarized as follows:

Year ending December 31:	Amount	Rates
2005	$10,000,000	6.02%–6.18%
2006	1,000,000	5.5%–5.62%
2007	—	—
2008	4,000,000	2.11%–4.74%
2009	38,319,791	4.44%–5.77%
Thereafter	24,233,530	4.44%–6.37%
Total	$77,553,321

Additionally, the Bank also has a line of credit, renewable annually each September, with the FHLB under which there were outstanding borrowings of $3.5 million and $2.2 million at December 31, 2004 and 2003, respectively. Interest on any outstanding balances on the line of credit accrues at the federal funds rate plus 0.15% (2.47% at December 31, 2004).

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

Although no loans are specifically pledged, the FHLB requires the Bank to maintain eligible collateral (qualifying loans and investment securities) that has a lending value at least equal to its required collateral. At December 31, 2004, the Bank’s total borrowing capacity with the FHLB was approximately $105.9 million.

(8)           Other Borrowings

In 2003, the Company issued $8.2 million of subordinated debentures. These debentures, which are due in 2034 and are redeemable beginning in 2009, were issued to a wholly owned grantor trust (“the Trust”) formed to issue preferred securities representing undivided beneficial interests in the assets of the Trust. The Trust then invested the gross proceeds of such preferred securities in the debentures. The Trust’s preferred securities and the subordinated debentures require quarterly interest payments and have variable rates, adjustable quarterly.  After the first quarter of 2004, interest has accrued at LIBOR plus 2.85%. The interest rates at December 31, 2004 and 2003, were 5.01% and 1.17%, respectively.  While the Trust is accounted for as an unconsolidated equity investment under the requirements of Financial Accounting Interpretation No. 46R, Consolidation of Variable Interest Entities, a portion of the trust preferred securities issued by the Trust qualifies as Tier 1 Capital for regulatory purposes.

During the first quarter of 2004, the Company obtained $9.0 million in loan commitments from an unrelated financial institution.  On April 1, 2004, the Company borrowed $7.0 million against these commitments to consummate the acquisition of First Kansas.  The $9.0 million commitment was comprised of a $6.0 million line of credit and a $3.0 million loan, both of which mature on March 31, 2009 with an interest rate adjusting daily based on the prime rate less 0.50%.  The balance of the line of credit at December 31, 2004, was $2.0 million and is included in other borrowings.  The remaining unused balance on this line of credit at December 31, 2004, was $3.6 million.

At December 31, 2004, the Company had an interest rate swap in place effectively fixing the interest rate on $3.0 million of the variable rate debt to a rate of 5.68%.  This contract expires on March 31, 2009, however, the Company maintains a put option on the swap whereby they can settle the outstanding balance of the swap.  During 2004, this agreement resulted in additional interest expense of $39,000.  The Company has applied cash flow hedge accounting to the swap agreement, and therefore, its fair value, aggregating $58,000, is recorded as a component of other assets in the accompanying balance sheet.  Also, included in accumulated other comprehensive income is approximately $36,000 related to the swap at December 31, 2004.

Additionally, the Bank had $250,000 in repurchase agreements outstanding and included in other borrowings at December 31, 2004 and 2003.

(9)           Income Taxes

Income tax expense attributable to income from operations consisted of:

	Years ended December 31,
	2004	2003	2002
Current	$1,384,321	1,911,004	2,279,065
Deferred	625,904	364,465	83,674
	$2,010,225	2,275,469	2,362,739
Federal	$1,733,031	1,994,836	2,065,038
State	277,194	280,633	297,701
	$2,010,225	2,275,469	2,362,739

Total income tax expense, including amounts allocated directly to stockholder’s equity, was as follows:

	Years ended December 31,
	2004	2003	2002
Income from operations	$2,010,225	2,275,469	2,362,739
Stockholders’ equity, recognition of tax benefit for stock options exercised	(135,511)	(241,775)	(313,383)
Stockholders’ equity, recognition of unrealized (losses)/gains on available-for-sale securities and interest rate swap	(393,994)	(675,442)	904,542
	$1,480,720	1,358,252	2,953,898

The reasons for the difference between actual income tax expense and expected income tax expense attributable to income from operations at the 34% statutory federal income tax rate were as follows:

	Years ended December 31,
	2004	2003	2002
Computed “expected” tax expense	$2,128,734	2,423,236	2,359,822
Increase (reduction) in income taxes resulting from:
Tax-exempt interest income, net	(189,782)	(156,473)	(162,637)
Contributions to employee stock ownership plan	—	28,129	51,375
State income taxes, not of federal benefit	182,496	186,586	196,483
Investment tax credits	(75,000)	(125,000)	(42,000)
Other, net	(36,223)	(81,009)	(40,304)
	$2,010,225	2,275,469	2,362,739

The tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities at the following dates were as follows:

	December 31, 2004	December 31, 2003
Deferred tax assets:
Carrying value of FHLB advances	$1,881,218	—
Carrying value of loans, including allowance for loan losses	670,284	744,360
Net operating loss carry forwards	700,824	—
Deferred compensation agreements	355,624	332,082
State taxes	86,806	47,463
Accrued expenses	74,601	69,487
Total deferred tax assets	3,769,357	1,193,392
Deferred tax liabilities:
Unrealized gain on investment securities available-for-sale and interest rate swap	94,449	488,443
FHLB stock dividends	590,392	353,816
Carrying value of investments	261,045	53,386
Carrying value of intangible assets	211,245	—
Carrying value of premises and equipment, net of depreciation	182,194	103,940
Other, net	3,731	43,856
Total deferred tax liabilities	1,343,056	1,043,441
Net deferred tax asset	$2,426,301	149,951

The Company has recorded deferred taxes for temporary differences related to loans, investment securities, deposits, and borrowings of First Kansas at the date of acquisition.  In addition, the Company has also recorded a deferred tax asset for the future benefit of First Kansas’ net operating loss and alternative minimum tax credit carry forwards.  The net operating loss carry forwards will expire, if not utilized, between 2014 and 2024.  The alternative minimum tax credit carry forward does not expire.  A valuation allowance related to deferred tax assets has not been provided because management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Retained earnings at December 31, 2004 and 2003, included approximately $6.3 million and $5.6 million, respectively, for which no provision for federal income tax had been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

(10)         Employee Benefit Plans

Employee Retirement Plan

Substantially all employees are covered under 401(k) defined contribution savings plans. Contributions of $104,000, $78,000 and $91,000 were charged to operations for the years ended December 31, 2004, 2003, and 2002, respectively.

Deferred Compensation and Retirement Agreements

The Company entered into deferred compensation and retirement agreements with certain key employees that provided for cash payments to be made after their retirement. The liabilities under these arrangements have been recorded at the present values of accrued benefits using a 2% discount rate.  The Company has also entered into agreements with certain directors and officers to defer portions of their compensation. The balance of estimated accrued benefits under all of these arrangements was $993,000 and $977,000 at December 31, 2004 and 2003, respectively, and was included as a component of other liabilities in the accompanying balance sheets. To assist in funding benefits under each of these plans, the Bank has purchased certain assets including life insurance policies on covered employees in which the Bank is the beneficiary. At December 31, 2004 and 2003, the cash surrender values on the policies and other assets were $3.0 million and $1.2 million, respectively, and were included in other assets in the accompanying consolidated balance sheets.

Employee Stock Ownership Plan (ESOP)

The Company established an ESOP in connection with its formation in 1994. The original acquisition of stock by the plan was funded by a loan from the Company to the ESOP.  The loan, together with interest, was repaid over a ten-year period through annual contributions by the Bank. The Bank made annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP. All dividends received by the ESOP were used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt was repaid, shares were released from the collateral and allocated to active employees based on the proportion of debt service paid in each year.

The Company and the Bank account for the ESOP shares in accordance with AICPA Statement of Position No. 93-6. Accordingly, the ESOP indebtedness of $344,000 at December 31, 2001, is shown as a deduction from stockholders’ equity.  The note was fully repaid in 2003. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as compensation expense. All shares were fully allocated at December 31, 2003. ESOP compensation expense was $70,000 and $267,000 for the years ended December 31, 2003, and 2002, respectively.

(11)         Stock Option Plan

The Company has a stock option plan, the purpose of which is to provide additional incentive to certain officers, directors, and key employees by facilitating their purchase of a stock interest in the Company. The plan is administered by the board of directors who will select employees to whom options are granted and the number of shares granted. The option price may not be less than 100% of the fair market value of the shares on the date of the grant, and no option shall be exercisable after the expiration of ten years from the grant date. In the case of any employee who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of ten years from the grant date. Options outstanding at December 31, 2004, were exercisable at prices ranging from $12.54 to $28.71.

The Company records the fair value of options issued under the plan as expense in accordance with SFAS No. 123, Accounting for Stock Based Compensation. The compensation cost that has been charged to compensation and benefits expense for the plan was $108,000, $1,700 and $4,300 for the years ended December 31, 2004, 2003, and 2002, respectively. The fair value of each option grant is estimated on the date of grant. The fair value of options granted in 2004 were estimated utilizing the following assumptions:  dividend rate of 4.8%, volatility of 19.0%, risk-free interest rate of 3.2%, and expected lives of five years, resulting in a fair value of $3.14 per option at grant date.  The fair value of options granted in 2002 were estimated utilizing the following assumptions: dividend of 4.7%, volatility of 20.8%, risk-free interest rate of 4.5%, and expected lives of five years, resulting in a fair value of $3.03 per option at grant date. There were no options granted in 2003.

Certain information relative to stock options is as follows:

	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	61,366	$13.17	109,274	$11.97	179,781	$11.48
Granted	87,996	29.20	—	—	2,625	16.78
Effect of 5% stock dividend	6,336	—	3,289	—	5,202	—
Expired	—	—	(1,255)	16.76	(3,150)	22.14
Exercised	(24,411)	9.08	(49,942)	9.60	(75,184)	9.59
Outstanding at end of year	131,287	$24.04	61,366	$13.17	109,274	$11.97
Exercisable at end of year	37,921	$15.07	59,977	$13.10	107,510	$11.89
Weighted-average contractual remaining life in years		7.98		3.94		3.54

The number of shares available for future grants at December 31, 2004 was 264,604.

(12)         Fair Value of Financial Instruments

Fair value estimates of the Company’s financial instruments as of December 31, 2004 and 2003, including methods and assumptions utilized, are set forth below:

	December 31, 2004		December 31, 2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Cash and cash equivalents	$7,845,438	7,845,000	7,708,115	7,708,000
Investment securities	$133,604,335	133,604,000	99,746,365	99,746,000
Loans, net of unearned fees and allowances for loan losses	$277,413,963	274,823,000	214,295,940	215,802,000
Loans held for sale	$846,003	862,000	734,456	750,000
Non-interest bearing demand deposits	$28,549,224	28,549,000	20,538,514	20,539,000
Money market and NOW deposits	96,607,511	96,608,000	76,990,610	76,991,000
Savings deposits	23,221,065	23,221,000	14,801,950	14,802,000
Time deposits	154,489,921	154,870,000	140,777,146	141,819,000
Total deposits	$302,867,721	303,248,000	253,108,220	254,151,000
FHLB advances	$81,053,321	79,963,000	25,257,104	26,745,000
Other borrowings	$13,518,000	13,518,000	8,498,000	8,498,000

Off-Balance Sheet Financial Instruments

The fair value of letters of credit and commitments to extend credit is based on the fees currently charged to enter into similar agreements.  The aggregate of these fees is not material.  These instruments are also discussed in note 17 on “Commitments, Contingencies and Guarantees.”

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

The fair value of loans held for sale is estimated utilizing forward sales commitments or dealer quotations.

The estimated fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, money market accounts, and NOW accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

The fair value of advances from the FHLB is estimated using current rates offered for similar borrowings.  The fair values of other variable rate borrowings approximate the carrying value.

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

(13)         Regulatory Capital Requirements

Current regulatory capital regulations require financial institutions to meet certain regulatory capital requirements. Institutions are required to have minimum leverage capital equal to 4% of total average assets and total qualifying capital equal to 8% of total risk-weighted assets in order to be considered “adequately capitalized.” As of December 31, 2004 and 2003, the Company and the Bank were rated “well capitalized,” which is the highest rating available under this capital-based rating system. Management believes that as of December 31, 2004, the Company and the Bank meet all capital adequacy requirements to which they are subject. The following is a comparison of the Bank’s regulatory capital to minimum capital requirements at December 31, 2004 and 2003, (dollars in thousands):

	Actual		For capital adequacy purposes		To be well - capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total capital (to risk weighted assets)	$48,700	18%	$ > 21,673	> 8%	$ > 27,091	> 10%
Tier 1 capital (to risk weighted assets)	45,806	17	> 10,836	> 4	> 16,255	> 6
Tier 1 capital (to average assets)	45,806	10	> 17,624	> 4	> 22,030	> 5

As of December 31, 2003:
Total capital (to risk weighted assets)	$37,091	17%	$ > 17,029	> 8%	$ > 21,286	> 10%
Tier 1 capital (to risk weighted assets)	34,775	16	> 8,514	> 4	> 12,772	> 6
Tier 1 capital (to average assets)	34,775	10	> 13,223	> 4	> 16,528	> 5

The following is a comparison of the Company’s regulatory capital to minimum capital requirements at December 31, 2004, and 2003 (dollars in thousands):

	Actual		For capital adequacy purposes		To be well- capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total capital (to risk weighted assets)	$44,567	16%	$ > 21,716	> 8%	$ > 27,146	> 10%
Tier 1 capital (to risk weighted assets)	41,673	15	> 10,858	> 4	> 16,287	> 6
Tier 1 capital (to average assets)	41,673	9	> 17,714	> 4	> 22,143	> 5

As of December 31, 2003:
Total capital (to risk weighted assets)	$49,838	23%	$ > 17,097	> 8%	$ > 21,371	> 10%
Tier 1 capital (to risk weighted assets)	47,522	22	> 8,548	> 4	> 12,823	> 6
Tier 1 capital (to average assets)	47,522	14	> 13,273	> 4	> 16,591	> 5

(14)         Parent Company Condensed Financial Statements

The following is condensed financial information of the parent company as of December 31, 2004 and 2003, and for years ended December 31, 2004, 2003 and 2002 (dollars in thousands):

Condensed Balance Sheets

	December 31, 2004	December 31, 2003
Assets
Cash	$40	10,162
Investment securities	1,065	1,109
Investment in Bank	54,261	37,834
Other	571	1,732
Total assets	$55,937	50,837

Liabilities and Stockholders’ Equity
Borrowed funds	$13,268	8,248
Other	500	17
Stockholders’ equity	42,169	42,572
Total liabilities and stockholders’ equity	$55,937	50,837

Condensed Statements of Earnings

	Years ended December 31,
	2004	2003	2002
Dividends from Bank	$5,105	3,424	2,649
Interest income	70	75	90
Other income	316	559	131
Interest expense	(542)	(4)	—
Other expense, net	(196)	(198)	(167)
Earnings before equity in undistributed earnings of Bank	4,753	3,856	2,703
(Decrease)/increase in undistributed equity of Bank	(625)	1,097	1,881
Earnings before income taxes	4,128	4,953	4,584
Income tax (benefit)/expense	(123)	101	6
Net earnings	$4,251	4,852	4,578

Condensed Statements of Cash Flows

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net earnings	$4,251	4,852	4,578
(Decrease)/increase in undistributed equity of Bank	625	(1,097)	(1,881)
Other	1,364	(1,789)	193
Net cash provided by operating activities	6,240	1,966	2,890

Cash flows from investing activities:
Purchase of investment securities available-for-sale	(551)	—	—
Proceeds from sales and maturities of investment securities available-for-sale	926	1,252	287
Cash paid in acquisition of First Kansas	(17,502)	—	—
Net cash provided by/(used in) investing activities	(17,127)	1,252	287

Cash flows from financing activities:
Issuance of shares under stock option plan	221	479	733
Proceeds from other borrowings	9,555	8,248	—
Repayments on other borrowings	(4,535)	—	—
Purchase of treasury stock	(3,055)	(1,871)	(5,345)
Payment of dividends	(1,421)	(1,331)	(1,240)
Net cash provided by /(used in) financing activities	765	5,525	(5,852)
Net (decrease)/increase in cash	(10,122)	8,743	(2,675)

Cash at beginning of year	10,162	1,419	4,094
Cash at end of year	$40	10,162	1,419

Dividends paid by the Company are provided through subsidiary bank dividends. At December 31, 2004, the Bank could distribute dividends of up to $2.3 million without regulatory approvals.

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

(16)         Intangible Assets

The following table presents information about the Company’s intangible assets:

	December 31, 2004		December 31, 2003
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizing intangible assets:
Core deposit premium	$1,385,000	(491,501)	780,000	(297,818)
Mortgage servicing rights	766,891	(320,559)	727,158	(249,808)
Total	$2,151,891	(812,060)	1,507,158	(547,626)

Aggregate amortization expense for the years ended December 31, 2004, 2003 and 2002, was $375,000, $426,000 and $389,000, respectively.  The following is estimated amortization expense for the years ending December 31:

Year	Amount
2005	$377,000
2006	352,000
2007	233,000
2008	122,000
2009	97,000

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

The Company guarantees payments to holders of certain trust preferred securities issued by a wholly owned grantor trust. The securities are due in 2034 and are redeemable beginning in 2009. The maximum potential future payments guaranteed by the Company, which includes future interest and principal payments through maturity, was approximately $21.9 million at December 31, 2004. At December 31, 2004, the Company had a recorded liability of $8.3 million of principal and accrued interest to date, representing amounts owed to the Trust.

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
Landmark Bancshares, Inc.

Patrick L. Alexander
President and Chief Executive Officer
Landmark Bancorp, Inc. and Landmark National Bank

Richard A. Ball
CPA
Adams, Brown, Beran & Ball, Chtd.

Brent A. Bowman
President
Brent Bowman and
Associates Architects, P.A.

Joseph L. Downey
Retired Senior Vice President, Director and Executive Officer
Dow Chemical Company

Jim W. Lewis
Owner, Various Automobile Dealerships

Jerry R. Pettle
Retired Dentist
Dental Associates of Manhattan, P.A.

Susan E. Roepke
Retired Vice President, Secretary and Treasurer,
MNB Bancshares, Inc.
Retired Senior Vice President/Secretary/Cashier,
Security National Bank

C. Duane Ross
President
High Plains Publishers, Inc.

David H. Snapp
Law Partner
Waite, Snapp & Doll

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

Mark A. Herpich
Executive Vice President, Secretary and Cashier

Michael E. Scheopner
Executive Vice President, Credit Risk Manager

Mark J. Oliphant
Market President - Dodge City

Dean R. Thibault
Market President - Manhattan

Stock Price Information

Our common stock has traded on the Nasdaq National Market System under the symbol “LARK” since 2001. At December 31, 2004, the Company had approximately 1,090 stockholders, consisting of approximately 450 owners of record and approximately 640 beneficial owners of our common stock. Set forth below are the reported high and low bid prices of the common stock and dividends paid during the past two years.  Information presented below has been restated to give effect to the 5% stock dividends paid in December 2004 and 2003.

Year Ended December 31, 2004

	High	Low	Cash Dividends
First Quarter	$29.26	$25.90	$0.1619
Second Quarter	29.86	26.67	0.1619
Third Quarter	29.86	26.50	0.1619
Fourth Quarter	29.54	26.96	0.1619

Year Ended December 31, 2003

	High	Low	Cash Dividends
First Quarter	$22.04	$21.00	$0.1451
Second Quarter	25.17	21.54	0.1451
Third Quarter	26.24	22.40	0.1542
Fourth Quarter	26.56	22.28	0.1542

Corporate Headquarters

800 Poyntz Avenue

Manhattan, Kansas 66502

Annual Meeting

The annual meeting of stockholders will be held at the Kansas State University Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 18, 2005 at 2:00 PM.

Form 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) may be obtained by stockholders without charge on written request to Patrick L. Alexander, President and Chief Executive Officer, Landmark Bancorp, Inc., P.O. Box 308, Manhattan, Kansas 66505-0308, or by accessing our website at www.landmarkbancorpinc.com or the SEC’s website at www.sec.gov.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016-3572

Independent Registered

Public Accounting Firm

KPMG LLP

1000 Walnut, Suite 1000

Kansas City, Missouri 64199

Mission Statement

We are dedicated to providing quality financial services to customers in a manner that exceeds customer expectations. These services will be delivered by outgoing, professional, and knowledgeable associates that are focused on asking for the business and establishing long-term banking relationships. These banking relationships will have a foundation of personal service and quality products that are delivered in a convenient manner that meet our customers’ needs at a fair and competitive price.