Form 10-K, Exhibit 13
period 2005-12-31
LANDMARK BANCORP INC
filed 2006-03-29
CIK 1141688

Exhibit 13.1

To our Stockholders, Customers and Friends

Landmark Bancorp, Inc. continued its tradition of growth in 2005 as total assets equaled $465 million at year end compared to $442 million in 2004. Net earnings of $3.9 million resulted in a return on average equity of 9.0 percent and a return on average assets of .87 percent. Fully diluted earnings per share were $1.75 for 2005 with book value per share equaling $19.78 at year end. We continued our annual practice of a five percent stock dividend which has effectively increased our declared cash dividend by five percent in 2005 compared to 2004. We acquired two bank branches in Great Bend, Kansas which dramatically increased our market share and simultaneously upgraded our bank facilities within that community. In September 2005, we announced a definitive agreement to acquire First Manhattan Bancorporation, Inc., which has banking offices in Manhattan, Lawrence, and Junction City, Kansas. Landmark is poised to continue its track record of growth and we are well positioned to leverage our past successes into continued growth and enhanced financial performance in 2006 and beyond. In the following paragraphs, I will recap the challenges and success we experienced in 2005 and describe the opportunities that lie before us in 2006.

We were not satisfied to see net earnings in 2005 of $3.9 million compared to $4.3 million in 2004. However, there were some significant factors that contributed to this 8.3 percent decline in net earnings and reason to be optimistic about enhanced performance in the future. Gains on sale of loans decreased approximately $348 thousand in 2005 compared to 2004 as residential mortgage refinancing activity continued to slow to a more normal level. Additionally, we witnessed a decline of $312 thousand in gain on sale of investments compared to 2004 due to decreased sale of equity investments in your company’s bank stock portfolio. On the positive side, we experienced a $293 thousand increase in net interest income after provision for loan losses in 2005 compared to 2004. At the same time, fees and service charges increased 6.6 percent, or $216 thousand, in 2005 compared to 2004. Our balance sheet structure was improved in the third quarter when we prepaid $10 million in higher cost funding associated with Federal Home Loan Bank borrowings acquired in the First Kansas transaction. Our net interest margin increased from 3.16 percent in the fourth quarter of 2004 to 3.28 percent in the fourth quarter of 2005. We plan on continuing to study and take advantage of opportunities when appropriate to further restructure our balance sheet to eliminate low yielding assets and high cost liabilities in a manner which will enhance earnings and net interest margin going forward. Finally, we have been able to reduce our effective income tax rate from 32 percent to 30 percent through the increased utilization of tax exempt investment securities and  investment tax credits. We always welcome the opportunity to take advantage of extraordinary levels of gains on sale of loans and gains on sale of investments as we did in 2004. However, we are focused on continuing to increase the core earnings that come from the basic banking principles of increased net interest income, increased income from fees and service charges, controlled expense levels, and prudent use of tax exempt investments. We made significant progress on these fundamentals in 2005.

Short term interest rates continued to increase in 2005 as long term interest rates remained relatively stable. This flattening of the yield curve has continued to the degree that we have even seen the beginning of an inverted yield curve in the early part of 2006. This type of environment has typically not been favorable for bank earnings as most deposits are relatively short term and banks traditionally have made many of their loans with maturities in the one to five year range. A flat or inverted yield curve has the effect of compressing net interest margins as the cost of deposits increase and the opportunity to pass this increased cost along to borrowers is difficult due to rates on intermediate maturities not increasing as much as the shorter term rates. In spite of this movement in interest rates, we were able to increase our net interest margin from 3.16 percent in the fourth quarter of 2004 to 3.28 percent in the fourth quarter of 2005. Our efforts to continue to expand core deposit transaction accounts has continued to be successful as non-interest demand deposits increased from $28.5 million in 2004 to $38.4 million in 2005. At the same time, money market and NOW deposits increased from $96.6 million in 2004 to $103.7 million in 2005. Savings accounts increased from $23.2 million in 2004 to $26.1 million in 2005. Increases in these core deposit accounts make us less susceptible to interest rate fluctuations and enhance our liquidity management capabilities. Continued growth in core deposit transaction accounts also fuels growth in non-interest income from fees and service charges. Our continued efforts in this area should pay dividends when the yield curve reverts back to a more traditional upward slope.

Your company continues to focus its efforts on the generation of commercial and consumer loans and reduction of the concentration of one to four family residential loans within its loan portfolio. Commercial loans increased from $51.8 million at December 31, 2004 to $63.5 million at December 31, 2005. Commercial and agricultural real estate loans increased from $88.4 million to $90.4 million in the same time period. At the same time, residential mortgage loans decreased from $131.1 million to $114.9 million. While total loans decreased approximately $2.6 million due to the runoff of residential loans, we continued our long term plan to expand commercial lending assets and achieved significant progress in that area. Activity in our markets appears to be strong and we anticipate that we will continue to see this growth as we go forward in 2006. We have been able to grow our commercial lending portfolio and, at the same time, maintain our high standards for credit quality. This credit quality is reflected with net loan charge-offs in 2005 equaling $127 thousand compared to $234 thousand in 2004. Even with our focus to expand our commercial loan portfolio, we remain a leader within our markets in the origination of residential mortgage loans, the majority of which are sold into the secondary market.

Considerable efforts expended in 2005 leave your company poised for additional growth and enhanced financial performance in 2006. Effective January 1, 2006 we completed the acquisition of First Manhattan Bancorporation, Inc. the holding company of First Savings Bank F.S.B. First Savings Bank was a Manhattan, Kansas based financial institution with banking offices located in Manhattan, Lawrence, and Junction City, Kansas. This acquisition presents numerous opportunities for your company. We are consolidating our main banking office and branch bank in Manhattan with the former First Savings Bank facilities which will allow us significant savings in occupancy, operational, and personnel expenses. We anticipate these expense savings will be approximately $1.2 million before taxes. Because of the consolidation, we were able to sell our former main banking facility in Manhattan and the transaction should provide a gain of approximately $600 thousand upon closing. The acquisition doubles our market share in the Manhattan market and further complements our Manhattan and Wamego, Kansas locations with a banking facility in Junction City, Kansas. The Manhattan, Wamego and Junction City communities are experiencing significant growth in both non military and military population with the recent announcement of the expansion of the U.S. Army’s Fort Riley military installation and the relocation of the First Armored Division headquarters to Fort Riley accompanied by a planned increase of troops stationed at the installation. Additionally, the acquisition gives us a banking presence in Lawrence, Kansas, home of the University of Kansas, a rapidly growing community of approximately 80,000 people strategically located on Interstate 70 between Kansas City and Topeka, Kansas. This transaction simultaneously enhances our market share in the Manhattan market area, compliments our existing banking network, and provides the opportunity for significant expense reductions. At the same time, we were able to add to our team of associates several skilled and experienced bankers dedicated to the continuing success of the company. We are very excited about the expanded opportunities this strategic addition to your company presents for us.

Last year I spoke of the increasing regulatory burden we face as an industry. This burden has not abated nor do we expect it to relax. The Bank Secrecy Act, The USA Patriot Act, the Sarbanes-Oxley Act and other consumer protection legislation continue to be in the forefront and command significant management attention in order to meet regulatory expectations. We have expanded our efforts and resources in the areas of consumer compliance and internal audit. Internal controls have been further enhanced in order to meet the growth and regulatory needs of your company. These efforts have served us well and enabled us to meet the requirements within the industry. This will be an area that will continue to demand attention and resources as we grow. It is not inexpensive to meet the needs and expectations in these areas, but it is imperative that we continue to focus on these efforts in order to continue our strategic direction of being a leading financial institution within our market area.

Your company has experienced robust growth over the last four plus years. In September 2001, our asset size was approximately $200 million. As recently as March 2004, our asset size was right at $330 million. Since that time, we have grown to approximately $600 million effective January 1, 2006. We have never been stronger than we are now in the areas of personnel and systems. Over the last year, we have expanded our market share significantly in both the Manhattan and Great Bend markets. We have gained a presence in the dynamic Lawrence, Kansas market and are gathering momentum in Miami County. We intend to capitalize on these strengths in the months ahead. We will be looking internally at how we do business and ways in which we can improve our processes. We will also continue to explore better ways to serve our customers and maximize the services our customers utilize. Through business development efforts, we will be able to expand our customer base with individuals and businesses looking to take advantage of the benefits we can deliver. All of these efforts will pay dividends and allow us to continue to grow and enhance our financial performance.

It is an exciting time for your company. We are well positioned to take advantage of the opportunities that lie before us. We have a team of banking associates that is first class and focused on delivering quality financial services to our customers. We have a strong capital base in excess of $40 million and a growing asset base which is diverse and of high quality. We are located within 16 Kansas communities that are economically diverse and with many of them experiencing periods of exciting economic growth. The future is bright and we are looking forward to continued growth and profitability.

I would like to thank our shareholders for your continued support and confidence. We are continually striving to enhance our profitability and shareholder value. I am also indebted to my associates for all of their efforts throughout the years. They have worked tirelessly to improve the company and meet the needs of our customers. It is through their efforts that we have been able to enjoy the success we have accomplished over the past several years. And finally, I must thank our customers for their confidence, support, and patronage. We will continue to work to deliver quality financial services to enable you to succeed and prosper in your business and personal endeavors. We look forward to 2006 and the continued growth and success of Landmark Bancorp.

Sincerely,

Patrick L. Alexander
President and Chief Executive Officer

SELECTED FINANCIAL AND OTHER DATA OF LANDMARK BANCORP, INC.

	At or for the years ended December 31,				At or for the three months ended Dec. 31,	At or for the year ended Sept. 30,
	2005	2004	2003	2002	2001	2001
	(Dollars in thousands, except per share amounts)
Selected Financial Data:
Total assets	$465,110	$442,091	$334,046	$341,314	$349,700	$200,255
Loans (1)	275,729	278,260	215,030	229,112	240,979	144,473
Investments available-for-sale	140,131	133,604	99,746	89,296	75,311	30,889
Cash and cash equivalents	21,491	7,845	7,708	11,449	22,163	20,001
Deposits	331,273	302,868	253,108	264,281	273,246	148,064
Borrowings	85,258	94,571	33,755	26,203	28,697	21,000
Stockholders’ equity	44,073	42,169	42,572	41,074	40,205	26,099
Selected Operating Data:
Interest income	$22,125	$19,949	$17,276	$19,562	$5,224	$16,438
Interest expense	8,957	7,000	5,655	7,111	2,475	9,909
Net interest income	13,167	12,949	11,622	12,451	2,749	6,529
Provision for loan losses	385	460	240	182	33	120
Net interest income after provision for loan losses	12,782	12,489	11,382	12,269	2,716	6,409
Non-interest income	5,056	5,125	4,974	3,856	1,012	2,353
Severance and other costs related to merger with MNB Bancshares	—	—	—	—	2,705	—
Non-interest expense	12,282	11,353	9,229	9,184	4,796	4,277
Income (loss) before income taxes	5,556	6,261	7,127	6,941	(1,068)	4,485
Provision (benefit) for income taxes	1,659	2,010	2,275	2,363	(430)	1,780
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—	(215)
Net earnings (loss)	$3,897	$4,251	$4,852	$4,578	$(638)	$2,490
Net earnings (loss) per share (2):
Basic	$1.75	$1.87	$2.09	$1.90	$(0.27)	$1.84
Diluted	1.75	1.85	2.06	1.84	(0.27)	1.70
Dividends per share (2)	0.65	0.62	0.57	0.50	0.11	0.47
Book value per common share outstanding (2)	19.78	19.03	18.50	17.64	15.90	18.56
Other Data:
Return on average assets (3)	0.87%	0.98%	1.46%	1.35%	(0.72)%	1.13%
Return on average equity (3)	9.04	9.98	11.53	11.31	(6.29)	10.17
Equity to total assets	9.48	9.54	12.74	12.03	11.50	13.03
Net interest rate spread (3)	2.89	2.93	3.35	3.44	2.82	2.57
Net yield on average interest-earning assets (3)	3.16	3.19	3.71	3.86	3.22	3.09
Non-performing assets to total assets	0.88	0.37	0.45	0.41	0.37	0.50
Non-performing loans to net loans	1.21	0.41	0.56	0.42	0.43	0.53
Allowance for loan losses to total loans	1.14	1.04	1.07	1.12	1.10	0.99
Dividend payout ratio	37.14	33.33	27.63	27.57	NM	25.38
Number of full service banking offices	17	16	12	12	12	6

**                                  Our selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements, including the related notes. In conjunction with the October 9, 2001, merger with MNB Bancshares, we changed our fiscal year end from September 30 to December 31. Our selected consolidated financial data presented above as of and for the three months ended December 31, 2001, include our accounts, and commencing October 9, 2001, MNB Bancshares. The selected consolidated financial data for periods prior to October 1, 2001 is Landmark Bancshares historical financial data. (NM: not meaningful)

(1)          Includes loans held for sale totaling $1.2 million, $846,000, $734,000, $5.1 million, $5.7 million, and $2.5 million at December 31, 2005, 2004, 2003, 2002, and 2001, and September 30, 2001, respectively.

(2)          All per share amounts have been adjusted to give effect to the 5% stock dividends paid in December 2005, 2004, 2003, 2002, and 2001.

(3)          Amounts for the three months ended December 31, 2001 have been annualized as a result of the merger in 2001 and the change in our fiscal year.

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

Currently, including the acquisition of First Manhattan Bancorporation, Inc. (“FMB”), our business consists of ownership of Landmark National Bank, with its main office in Manhattan, Kansas and eighteen branch offices in eastern, central and southwestern Kansas.

On August 19, 2005, the Company acquired two branch locations in Great Bend, Kansas from UMB Financial Corporation. Pursuant to the purchase agreement, the Company assumed approximately $33.3 million in deposits and acquired the related branch premises and equipment. The Company received cash of approximately $30.4 million. The Company recorded a core deposit intangible of $1.4 million which is not deductible for tax purposes. On January 1, 2006, we moved forward with our plans of growth and expansion when we completed the cash acquisition of FMB. FMB was a single thrift holding company based in Manhattan, Kansas, with locations in Manhattan, Junction City and Lawrence, Kansas.

On April 1, 2004, we completed the cash acquisition of First Kansas Financial Corporation (“First Kansas”), which had total assets of approximately $150 million, including loans and deposits of $74 million and $84 million, respectively. First Kansas had branches in Osawatomie, Paola, Louisburg, Fort Scott, Beloit, and Phillipsburg, Kansas. This acquisition expanded our presence in high-growth market areas in eastern Kansas, presenting us with potential for revenue generation and asset growth. The cost in excess of the tangible and identifiable intangible net assets acquired has been recorded as goodwill. In connection with the acquisition and the subsequent sale of our branches as described below, we recorded a core deposit intangible of $605,000, which is being amortized on an accelerated basis over ten years, and goodwill attributable to the acquisition of First Kansas of $5.7 million, none of which is deductible for tax purposes. The results for the year ended December 31, 2004, include First Kansas’ results of operations since April 1, 2004.

During the third quarter of 2004, we sold the Beloit and Phillipsburg branches we had acquired earlier in the First Kansas transaction primarily because these small branches were outside our current geographic range of operations. Upon consummation of the transactions, we sold approximately $7.7 million in deposits and approximately $2.4 million in loans and premises and equipment associated with the Beloit branch and approximately $4.7 million in deposits and approximately $846,000 in loans and premises and equipment related to the Phillipsburg branch. The net proceeds received from the buyers of these branches were recorded as a reduction of goodwill and the core deposit intangible.

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

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

SUMMARY OF PERFORMANCE. Net earnings for 2005 decreased $354,000, or 8.3%, to $3.9 million as compared to 2004. This decline in net earnings was generally attributable to reduced gains on sales of loans and investments and an increased non-interest expense which was partially offset by gains on repayment of FHLB borrowings and an improvement in net interest income. The gains on sales of loans decreased as residential mortgage refinancing activity continues to slow as interest rates have increased since the beginning of 2004. The increases in non-interest expense and the improvement of net interest income primarily resulted from our acquisition of First Kansas on April 1, 2004, as we incurred additional expenses associated with operating these new branches and as our average earning assets increased.

The year ended December 31, 2005 resulted in diluted earnings per share of $1.75 compared to $1.85 for 2004. Return on average assets was 0.87% for 2005, compared to 0.98% for 2004. Return on average stockholders’ equity was 9.04% for 2005, compared to 9.98% for 2004.

We distributed a 5% stock dividend for the fifth consecutive year in December 2005. All per share and average share data in this section reflects the 2005 stock dividend.

INTEREST INCOME. Interest income for 2005 increased $2.2 million, or 10.9%, to $22.1 million from $19.9 million for 2004. This increase was partially the result of the increase in interest earning assets as 2005 was the first full year for the First Kansas acquisition in addition to the rise in interest rates experienced during 2005. Average loans for 2005 increased to $275.2 million from $267.0 million for the same period in 2004. Interest income on loans increased $1.6 million, or 10.3%, to $17.3 million for 2005. Average investment securities increased from $135.3 million for 2004, to $138.8 million for 2005. Interest income on investment securities increased $483,000, or 11.4%, to $4.7 million for 2005, due to the increase in interest rates which allowed the yields on our investments purchased in 2005 to exceed the yields on our maturing investments.

INTEREST EXPENSE. Interest expense for 2005 increased to $9.0 million from $7.0 million for 2004, or 28.0%. Interest expense on deposits increased to $5.6 million, or 41.2%, from $3.9 million in 2005 as average deposits increased from $306.1 million at December 31, 2004, to $313.4 million at December 31, 2005. The increase in interest expense on deposits resulted primarily from the increase in interest rates and the repricing of maturing deposits at these higher rates. Interest expense on borrowings increased $331,000, or 10.8%. The increase in interest expense on borrowings resulted primarily from additional advances from the FHLB of approximately $56.4 million which we assumed through the acquisition of First Kansas, and the $7.0 million that we borrowed in April 2004 to consummate the acquisition of First Kansas. These increases were partially offset by the repayment of $10.0 million of FHLB advances prior to their scheduled maturities in August 2005.

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

Net interest income for 2005 totaled $13.2 million, a 1.7% increase, as compared to $12.9 million for 2004, due primarily to a higher level of net interest earning assets obtained through  the First Kansas acquisition in April 2004. Average earning assets increased during 2005 to $417.0 million from $405.9 million for 2004. The net interest margin on earning assets was 3.16% for 2005, down from 3.19% for the same period of 2004. The decline in our net interest margin was primarily the result of the increased FHLB advances acquired with the First Kansas acquisition which are priced relatively higher than deposit rates. Additionally, the residential mortgage loans acquired with the First Kansas acquisition are also at rates that are relatively lower than the average of our loan portfolio prior to the acquisition. Also contributing to the decline in the net interest margin was a continued reduction in loans arising from payoffs and refinancing in the one-to-four family residential loan portfolio exceeding our ability to generate new commercial and consumer loans. We believe the increase in Federal Funds rates over the past two years by the Federal Open Market Committee will have a positive impact on our net interest margin during 2006 as our interest rates on earning assets reprice to higher rates and at a faster rate than our liabilities reprice. We have already experienced the improvement as our net interest margin increased from 3.16% in the fourth quarter of 2004 to 3.28% in the fourth quarter of 2005.

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

The provision for loan losses decreased to $385,000 for 2005, compared to $460,000 for 2004. Our continuous review of the loan portfolio prompted a decrease in our provision, primarily as a result of improvement in the asset quality of the commercial loan portfolio. At December 31, 2005, the allowance for loan losses was $3.2 million, or 1.1% of gross loans outstanding, compared to $2.9 million, or 1.0% of gross loans outstanding, at December 31, 2004. For further discussion of the provision for loan losses, refer to the “Asset Quality and Distribution” section.

NON-INTEREST INCOME. Non-interest income remained relatively flat, decreasing $69,000, or 1.4%, for 2005 to $5.1 million. The decrease in non-interest income reflected a 35.3% decline in the gains on sale of loans from $987,000 for 2004, to $639,000 for 2005 as our residential mortgage financing activities slowed to a more normal level. Also contributing to this decrease was decreased gains on sale of investments of $312,000 for 2005 as compared to the same period of 2004, resulting from fewer equity security sales from our holding company’s investment portfolio. Offsetting these decreases in non-interest income was a $407,000 gain on the repayment of $10.0 million of FHLB advances. Also offsetting this decrease was increased fees and service charges of $216,000 for 2005, as compared to 2004, relating primarily to increased deposit service charges associated with increased retail checking accounts.

NON-INTEREST EXPENSE. Non-interest expense increased $929,000, or 8.2%, to $12.3 million for 2005, as compared to 2004. The increase in non-interest expense for 2005 as compared to 2004 resulted primarily from a $276,000 increase in compensation and benefits, a $155,000 increase in occupancy and equipment, a $128,000 increase in data processing expenses, and a $75,000 increase in amortization expense, all of which was associated primarily with the operations of the branches acquired from First Kansas and the two branches in Great Bend. Also contributing to the increase in non-interest expense for 2005, was an increase of $102,000 in advertising expenses related to a marketing initiative that was introduced during 2004.

INCOME TAXES. Income tax expense decreased $351,000, or 17.5%, to $1.7 million for 2005, from $2.0 million for 2004. The decrease in income tax expense for 2005, resulted primarily from a decrease in taxable income along with an increase in the utilization of tax exempt investments. The effective tax rate for 2005, was 29.9% as compared to 32.1% for 2004.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

SUMMARY OF PERFORMANCE. Net earnings for 2004, decreased $601,000, or 12.4%, to $4.3 million as compared to 2003. This decline in net earnings was generally attributable to an increase in non-interest expense which was offset by an improvement   of net interest income. Also contributing to the decline in net earnings was an increase of our loan loss provision during 2004. The increases in non-interest expense and the improvement of net interest income primarily resulted from our acquisition of First Kansas on April 1, 2004, as we incurred additional expenses associated with operating these new branches and as our average earning assets increased. The increase in our loan loss provision during the year primarily related to our commercial loan growth.

The year ended December 31, 2004, resulted in diluted earnings per share of $1.85 compared to $1.97 for 2003. Return on average assets was 0.98% for 2004, compared to 1.46% for 2003. Return on average stockholders’ equity was 9.98% for 2004, compared to 11.53% for 2003.

We continued our stock repurchase program during 2004, resulting in the repurchase of an additional 102,338 shares. As of December 31, 2004, we held 121,630 shares as treasury stock at an average cost per share of $26.36. We also distributed a 5% stock dividend for the fourth consecutive year in December 2004. All per share and average share data in this section reflects the 2004 stock dividend.

INTEREST INCOME. Interest income for 2004, increased $2.7 million, or 15.5%, to $19.9 million from $17.3 million for 2003. This increase was primarily the result of the increase in interest earning assets from the First Kansas acquisition, being offset by the decrease in interest rates experienced as interest earning assets repriced during 2003 and 2004. Average loans for 2004 increased to $267.0 million from $217.3 million for 2003. The increase in average loans was primarily the result of the acquisition of First Kansas. Interest income on loans increased $1.4 million, or 9.6%, to $15.7 million for 2004. Average investment securities also increased as a result of the First Kansas acquisition, from $93.3 million for 2003, to $135.3 million for 2004. Interest income on investment securities increased $1.3 million, or 43.9%, to $4.2 million for 2004.

INTEREST EXPENSE. Interest expense for 2004, increased to $7.0 million from $5.7 million for 2003, or 23.8%. Interest expense on deposits declined to $3.9 million, or 11.3%, from $4.4 million during this period, despite an increase in average deposits from $254.8 million at December 31, 2003, to $306.1 million at December 31, 2004. The decrease in interest expense on deposits resulted primarily from the decline in interest rates and the repricing of maturing deposits at these lower rates. Interest expense on borrowings increased $1.8 million, or 152.8%. The increase in interest expense on borrowings resulted primarily from additional advances from the FHLB of approximately $56.4 million which we assumed through the acquisition of First Kansas, the $8.2 million in trust preferred securities that we issued in December 2003, and the $7.0 million that we borrowed in April 2004 to consummate the acquisition of First Kansas.

NET INTEREST INCOME. Net interest income for 2004, totaled $12.9 million, a 11.4% increase, as compared to $11.6 million for 2003, primarily as a result of the First Kansas acquisition. Average earning assets also increased for 2004, as a result of the acquisition of First Kansas, increasing to $405.9 million from $313.2 million for 2003. The net interest margin on earning assets was 3.19% for 2004, down from 3.71% for 2003. The refinancings and paydowns in the residential mortgage portfolio exceeded the commercial loan growth during 2003, resulting in the excess liquidity being invested into lower yielding investment securities. In addition, the prolonged low-rate environment has caused the net interest margin to compress as assets have continued to reprice with little room left for liability repricing.

PROVISION FOR LOAN LOSSES. The provision for loan losses increased to $460,000 during 2004, compared to $240,000 for 2003. Our continuous review of the loan portfolio prompted an increase in our provision, relating primarily to our commercial loan growth. First Kansas had an allowance for loan losses approximating $352,000, or 0.47% of outstanding loans, at March 31, 2004, which increased our allowance following the acquisition. At December 31, 2004, the allowance for loan losses was $2.9 million, or 1.0% of gross loans outstanding, compared to $2.3 million, or 1.1% of gross loans outstanding, at December 31, 2003. For further discussion of the provision for loan losses, refer to the “Asset Quality and Distribution” section.

NON-INTEREST INCOME. Non-interest income remained relatively flat, increasing $151,000, or 3.0%, for 2004, to $5.1 million compared to $5.0 million for 2003. The increase in non-interest income reflected an increase of $1.2 million, or 60.0%, in fees and service charges from $2.0 million for  2003, to $3.3 million for 2004. This significant increase in fees and service charges was the result of substantially increasing the number of our retail checking accounts opened through new marketing initiatives that were introduced in early 2004 and through the acquisition of First Kansas on April 1, 2004. Also contributing to the increase in non-interest income was a $174,000 increase in other fee income for 2004, as compared to 2003, primarily resulting from the sale of non-deposit investment and life insurance products.

Offsetting the increases in fees and service charges and other income experienced during 2004 were decreases in gains on sale of loans and gains on sale of investments. Our gains on sale of loans declined $1.1 million, or 51.6%, from $2.0 million for 2003, to $987,000 for 2004, as residential mortgage financing activity slowed. Mortgage refinancing and prepayments were much lower during 2004 as compared to 2003, as expected, as many mortgage holders had already taken advantage of the low interest rates favorable for mortgage refinancing and because mortgage rates rose in the second half of 2004.

The gains on sale of investments decreased $193,000, or 35.0%, for 2004, as compared to 2003, and resulted from fewer equity securities sales from our holding company’s investment portfolio. We periodically sell equity securities based on performance and other indicators, and we may sell additional equity securities in future periods.

NON-INTEREST EXPENSE. Non-interest expense increased $2.1 million, or 23.0%, to $11.4 million for 2004, as compared to 2003. The increase in non-interest expense for 2004 as compared to 2003 resulted primarily from a $1.0 million increase in compensation and benefits, a $400,000 increase in occupancy and equipment and a $104,000 increase in data processing expenses, all of which was associated primarily with the operations of the branches acquired from First Kansas. The acquisition of First Kansas added over 40 employees to our staff. Also contributing to the increase in non-interest expense for 2004, was an increase of $122,000 in advertising expenses related to our new marketing initiative that was introduced in early 2004. Offsetting these increases in non-interest expense was a $52,000 decrease in amortization expense and a $41,000 decrease in professional fees for 2004, compared to 2003. Amortization expense decreased as prepayment speeds on our mortgage servicing portfolio have slowed. Professional fees were higher in 2003 as we incurred an increase in legal fees relating to our intellectual property rights and trade name.

INCOME TAXES. Income tax expense decreased $265,000, or 11.7%, to $2.0 million for 2004, from $2.3 million for 2003. The decrease in income tax expense for 2004, resulted primarily from a decrease in taxable income. The effective tax rate for 2004, was 32.1% as compared to 31.9% for 2003.

AVERAGE ASSETS/LIABILITIES. The following table sets forth information relating to average balances of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2005, 2004 and 2003. The assets and liabilities of First Kansas were recorded at their respective fair market values at the acquisition date. Based on the relatively low interest rates prevailing at the acquisition date, the effective yields on First Kansas’ interest-earning assets and rates on First Kansas’ interest bearing liabilities were significantly reduced, thus causing our post acquisition blended yields and cost of funds to decline in comparison to the periods presented prior to the acquisition. This table reflects the average yields on assets and average costs of liabilities for the periods indicated (derived by dividing income or expense by the monthly average balance of assets or liabilities, respectively) as well as the “net interest margin” (which reflects the effect of the net earnings balance) for the periods shown.

AVERAGE BALANCE SHEETS – AVERAGE YIELD AND RATES

	Year Ended December 31, 2005			Year ended December 31, 2004			Year ended December 31, 2003
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets
Interest-earning assets:

Investment securities (1)	$141,790	$4,830	3.41%	$139,008	$4,276	3.08%	$95,923	$2,973	3.10%

Loans receivable, net (2)	275,183	17,294	6.28%	266,938	15,673	5.87%	217,327	14,303	6.58%

Total interest-earning assets	416,973	22,124	5.31%	405,946	19,949	4.91%	313,250	17,276	5.52%

Non-interest-earning assets	32,347			27,766			17,899

Total	$449,320			$433,712			$331,149

Liabilities and Stockholders’ Equity

Interest-bearing liabilities:

Certificates of deposit	$162,442	$4,369	2.69%	$160,251	$2,849	1.78%	$141,877	$3,706	2.61%
Money market and NOW accounts	95,010	1,129	1.19%	93,640	811	0.87%	76,316	678	0.89%

Savings accounts	24,520	73	0.30%	20,304	285	1.40%	15,033	62	0.41%
FHLB advances and other borrowings	88,599	3,386	3.82%	80,109	3,055	3.81%	27,887	1,209	4.34%
Total interest-bearing liabilities	370,571	8,957	2.42%	354,304	7,000	1.98%	261,113	5,655	2.17%
Non-interest-bearing liabilities	35,644			36,796			27,603

Stockholders’ equity	43,105			42,612			42,433
Total	$499,320			$433,712			$331,149

Net interest income		$13,167			$12,949			$11,621
Interest rate spread (3)			2.89%			2.93%			3.35%
Net interest margin (4)			3.16%			3.19%			3.71%
Ratio of average interest- earning assets to average interest-bearing liabilities			112.52%			114.58%			119.97%

(1)          Income on investment securities includes all securities and interest bearing deposits in other financial institutions.

(2)          Includes loans classified as non-accrual.

(3)          Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities

(4)          Net interest margin represents net interest income divided by average interest-earning assets.

Quarterly Results of Operations

	Fiscal 2005 Quarters Ended
	March 31	June 30	September 30	December 31
Interest income	$5,151,585	$5,450,664	$5,717,033	$5,805,333
Interest expense	2,040,791	2,230,316	2,348,756	2,337,411
Net interest income	3,110,794	3,220,348	3,368,277	3,467,922
Provision for loan losses	120,000	105,000	100,000	60,000
Net interest income after provision for loan losses	2,990,794	3,115,348	3,268,277	3,407,922
Non-interest income	1,060,415	1,277,020	1,584,377	1,134,249
Non-interest expense	2,898,242	3,010,929	3,075,021	3,298,129
Earnings before income taxes	1,152,967	1,381,439	1,777,633	1,244,042
Provision for income taxes	349,591	431,775	544,377	333,174
Net earnings	$803,376	$949,664	$1,233,256	$910,868
Earnings per share(1):
Basic	$0.36	$0.43	$0.55	$0.41
Diluted	0.36	0.43	0.55	0.41

Quarterly Results of Operations

	Fiscal 2004 Quarters Ended
	March 31	June 30	September 30	December 31
Interest income	$4,047,166	$5,346,342	$5,325,004	$5,230,694
Interest expense	1,282,245	1,915,993	1,911,855	1,890,203
Net interest income	2,764,921	3,430,349	3,413,149	3,340,491
Provision for loan losses	60,000	120,000	130,000	150,000
Net interest income after provision for loan losses	2,704,921	3,310,349	3,283,149	3,190,491
Non-interest income	946,808	1,294,185	1,378,711	1,505,717
Non-interest expense	2,257,321	3,000,461	2,982,473	3,113,093
Earnings before income taxes	1,394,408	1,604,073	1,679,387	1,583,115
Provision for income taxes	445,647	529,286	543,456	491,836
Net earnings	$948,761	$1,074,787	$1,135,931	$1,091,279
Earnings per share(1):
Basic	$0.41	$0.48	$0.49	$0.48
Diluted	0.41	0.47	0.49	0.48

(1) All per share amounts have been adjusted to give effect to the 5% stock dividend in December 2005.

FINANCIAL CONDITION

ASSET QUALITY AND DISTRIBUTION. Total assets increased to $465.1 million at December 31, 2005, compared to $442.1 million at December 31, 2004. Our primary ongoing sources of funds are deposits, proceeds from principal and interest payments on loans and investment securities and proceeds from the sale of mortgage loans and investment securities. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition, and the restructuring of the financial services industry.

Net loans, excluding loans held for sale, decreased $2.8 million to $274.6 million as of December 31, 2005 from $277.4 million as of December 31, 2004. The decline was primarily the result of refinancings and paydowns in our residential mortgage portfolio as a result of the increases in interest rates over the past two years. As of December 31, 2005, our one-to-four family residential loans comprised 41.4% of total loans, down from 46.8% at December 31, 2004. We anticipate continuing to diversify our loan portfolio composition through our continued planned expansion of commercial lending activities. The acquisition of FMB effective January 1, 2006 will increase our one-to-four family residential loan totals as the majority of FMB’s loans were residential loans.

Our primary investing activities are the origination of mortgage, consumer, and commercial loans and the purchase of investment and mortgage-backed securities. Generally, we originate fixed-rate, residential mortgage loans with maturities in excess of ten years for sale in the secondary market. We do not originate and warehouse these fixed-rate residential loans for resale in order to speculate on interest rates. As of December 31, 2005, our residential mortgage loan portfolio consisted of $38.2 million with fixed rates and $76.7 million with variable rates.

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

We believe that the quality of the loan portfolio continues to be strong as evidenced by our low levels of past due and non-accrual loans. Loans past due more than one month and less than 90 days as of December 31, 2005, totaled $1.5 million. As of December 31, 2005, loans with a balance of $3.3 million were on non-accrual status, or 1.21% of total loans, compared to a balance of $1.1 million loans on non-accrual status, or 0.41% of total loans, as of December 31, 2004. This increase was primarily related to a $1.6 million commercial real estate loan past due for payments in excess of 90 days at December 31, 2005. Given the collateral value associated with the loan, management does not anticipate any significant loss exposure. The ratio of non-performing assets as a percentage of total assets remained low at 0.88% at December 31, 2005 and 0.36% at December 31, 2004. Net charge offs were $127,000 for 2005, compared to net charge offs of $234,000 for 2004.

Residential home loans comprised 35.6% of the $3.3 million non-accrual balance at December 31, 2005. These loans have been underwritten according to our residential lending policies and are well secured by real estate collateral, and in many instances, private mortgage insurance or government guarantees. We have historically incurred minimal losses on mortgage loans based on collateral values and underlying insurance or guarantees.

We are pleased that there appears to be numerous indications of emerging strength in the economy, including the Federal Open Market Committee raising the target for the Federal Funds rate by 350 basis points since June 30, 2004. The outlook of the economy for 2006, however, depends on whether the strengthening will be sustainable and how quickly consumer confidence responds to the positive effects, if any, on the economy. Based on the outcomes, these events could adversely affect cash flows for both commercial and individual borrowers, as a result of which, we could experience increases in problem assets, delinquencies and losses on loans. Many financial institutions have experienced an increase in non-performing assets during the recent difficult economic period, as even well-established business borrowers developed cash flow, profitability and other business-related problems. We believe that the allowance for losses on loans at December 31, 2005, was adequate, however, there can be no assurances that losses will not exceed the estimated amounts. While we believe that we use the best information available to determine the allowance for losses on loans, unforeseen market conditions could result in adjustment to the allowance for losses on loans. In addition, net earnings could be significantly affected if circumstances differ substantially from the assumptions used in establishing the allowance for losses on loans.

LIABILITY DISTRIBUTION. Total deposits increased $28.4 million to $331.3 million at December 31, 2005 from $302.9 million at December 31, 2004, resulting primarily from the acquisition of two branch locations in Great Bend on August 19, 2005. Borrowings decreased $9.3 million to $85.3 million at December 31, 2005 from $94.6 million at December 31, 2004, resulting primarily from the deposits purchased from UMB offset by $8.2 million borrowed at December 31, 2005 to fund the First Manhattan acquisition on January 1, 2006.

Non-interest bearing deposits at December 31, 2005 were $38.4 million, or 11.6% of deposits, compared to $28.5 million, or 9.4% of deposits, at December 31, 2004. Money market and NOW deposit accounts were 31.3% of the portfolio and totaled $103.7 million at December 31, 2005, compared to $96.6 million, or 31.9% of deposits, at December 31, 2004. Savings accounts increased to $26.1 million, or 7.9% of deposits, at December 31, 2005, from $23.2 million, or 7.7% of deposits, at December 31, 2004. Certificates of deposit increased to $163.1 million, or 49.2% of deposits, at December 31, 2005, from $154.5 million, or 51% of deposits, at December 31, 2004.

Certificates of deposit at December 31, 2005 which were scheduled to mature in one year or less totaled $124.8 million. Historically, maturing deposits have generally remained with our Bank and we believe that a significant portion of the deposits maturing in one year or less will remain with us upon maturity.

CASH FLOWS. During the year ended December 31, 2005, our cash and cash equivalents increased by $13.6 million. Our operating activities during 2005 provided us net cash of $5.8 million. Our investing activities in 2005 provided us net cash of $21.7 million, primarily from the cash received in the acquisition of two branch locations in Great Bend, Kansas. Offsetting this was $8.7 million of cash outflows relating to the purchase of investment securities. We used net cash of $13.9 million in financing activities during 2005, primarily due to a $4.9 million decrease in our deposits portfolio, the payment of $1.4 million in dividends, and the payment of $27.8 million of debt which was offset by $20.0 million in borrowings. These outflows of cash for financing activities were also offset by $233,000 of proceeds from the issuance of common stock associated with the exercise of stock options.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS. The following table presents contractual obligations, defined as operating lease obligations and principal payments due on non-deposit obligations with maturities in excess of one year as of December 31, 2005, for the periods indicated.

Contractual Cash		One Year	One to	Four to	More than
Obligations	Total	or Less	Three Years	Five Years	Five Years

Operating leases	$214,200	$55,760	$101,520	$56,920	$—
Service contracts	1,965,333	1,056,000	909,333	—	—
FHLB advances	63,212,318	5,500,000	4,000,000	48,228,750	5,483,568
Other borrowings	22,046,000	2,250,000	—	3,300,000	16,496,000
Total contractual Obligations	$87,437,851	$8,861,760	$5,010,853	$51,585,670	$21,979,568

LIQUIDITY. Our most liquid assets are cash and cash equivalents and investment securities available for sale. The level of these assets is dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2005 and 2004, the carrying value of these liquid assets totaled $161.6 million and $141.4 million, respectively. During periods in which we are not able to originate a sufficient amount of loans and/or periods of high principal prepayments, we increase our liquid assets by investing in short-term U.S. Government and agency securities or high-grade municipal securities.

Liquidity management is both a daily and long-term function of our strategy. Excess funds are generally invested in short-term investments. In the event we require funds beyond our ability to generate them internally, additional funds are available through the use of FHLB advances, a line of credit with the FHLB or through sales of securities. At December 31, 2005, we had outstanding FHLB advances of $63.2 million and had no borrowings on our line of credit with the FHLB. At December 31, 2005, our total borrowing capacity with the FHLB was $89.2 million. We also had other borrowings of $22.0 million at December 31, 2005, which included $16.5 million of subordinated debentures, $3.3 million of long-term debt and $2.2 million in repurchase agreements.

As a provider of financial services, we routinely issue financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by us generally to guarantee the payment or performance obligation of a customer to a third party. While these standby letters of credit represent a potential outlay by us, a significant amount of the commitments may expire without being drawn upon. We have recourse against the customer for any amount the customer is required to pay to a third party under a standby letter of credit. The letters of credit are subject to the same credit policies, underwriting standards and approval process as loans made by us. Most of the standby letters of credit are secured, and in the event of nonperformance by the customers, we have the right to the underlying collateral, which could include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities. The contract amount of these standby letters of credit, which represents the maximum potential future payments guaranteed by us, was $2.9 million at December 31, 2005.

At December 31, 2005, we had outstanding loan commitments, excluding standby letters of credit, of $54.1 million. We anticipate that sufficient funds will be available to meet current loan commitments. These commitments consist of letters of credit, unfunded lines of credit and commitments to finance real estate loans.

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

At December 31, 2005, we continued to maintain a sound leverage capital ratio of 17% and a total risk based capital ratio of 19%. As shown by the following table, our capital exceeded the minimum capital requirements at December 31, 2005 (dollars in thousands):

	Actual	Actual	Required	Required
	Amount	Percent	Percent	Amount
Leverage	$51,678	17%	4%	$11,823
Tier 1 Capital	$51,678	12%	4%	$17,800
Total Risk Based Capital	$54,829	19%	8%	$23,647

At December 31, 2005, our subsidiary bank continued to maintain a sound leverage ratio of 15% and a total risk based capital ratio of 16%. As shown by the following table, Landmark National Bank’s capital exceeded the minimum capital requirements at December 31, 2005 (dollars in thousands):

	Actual	Actual	Required	Required
	Amount	Percent	Percent	Amount
Leverage	$44,920	15%	4%	$11,784
Tier 1 Capital	$44,920	10%	4%	$17,728
Total Risk Based Capital	$48,071	16%	8%	$23,568

Banks and bank holding companies are generally expected to operate at or above the minimum capital requirements. The above ratios are well in excess of regulatory minimums and should allow us to operate without capital adequacy concerns. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a bank rating system based on the capital levels of banks. As of December 31, 2005 and 2004, we were rated “well capitalized”, which is the highest rating available under this capital-based rating system. During December 2005, we obtained $8.2 million in trust preferred securities in addition to $8.2 million existing trust preferred securities. In accordance with current capital guidelines, this amount has been included in our Tier 1 capital ratios as of December 31, 2005. Cash distributions on the securities are payable quarterly, are deductible for income tax purposes and are included in interest expense in the consolidated financial statements.

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

DIVIDENDS

During the year ended December 31, 2005, we paid quarterly cash dividends of $0.17 per share to our stockholders. Additionally, we distributed a 5% stock dividend for the fifth consecutive year on December 31, 2005.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations. As described above, Landmark National Bank exceeded its minimum capital requirements under applicable guidelines as of December 31, 2005. The National Bank Act imposes limitations on the amount of dividends that a national bank may pay without prior regulatory approval. Generally, the amount is limited to the bank’s current year’s net earnings plus the adjusted retained earnings for the two preceding years. As of December 31, 2005, approximately $2.3 million was available to be paid as dividends to Landmark Bancorp by Landmark National Bank without prior regulatory approval.

RECENT ACCOUNTING DEVELOPMENTS

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-03, Accounting for Certain Loans and Debt Securities Acquired in a Transfer. SOP 03-03 addresses the accounting for acquired loans that show evidence of having deteriorated in terms of credit quality since their origination (i.e. impaired loans). SOP 03-03 requires acquired loans to be recorded as their fair value defined as the present value of future cash flows. SOP 03-03 prohibits the carryover of an allowance for loan loss on certain acquired loans as credit losses are considered in the future cash flows assessment. SOP 03-03 is effective for loans that are acquired in fiscal years beginning after December 15, 2004. The adoption of this Statement did not have a material impact on its consolidated financial statements. The Company will evaluate the applicability of the SOP for all prospective loans acquired.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised), Shared-Based Payment. The revision disallows the expense recognition alternatives permitted in the original statement and requires entities to recognize stock-based compensation cost in their statements of income. The revision contains additional guidance in several areas including award modifications and forfeitures, measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. It also contains additional disclosure requirements. The Company does not expect that adoption of the revised Statement in 2006 will have a material impact on its consolidated financial statements.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on criteria to evaluate whether to record a loss and disclose additional information about unrealized losses relating to debt and equity securities under EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The consensus applies to investments in debt and marketable equity securities that are accounted under FAS 115, Accounting for Certain Investments in Debt and Equity Securities. After many organizations, including banks, which could be impacted by this guidance, asked for clarification on the meaning of other-than-temporary impairment and its application to certain investments, the FASB postponed the implementation. In July 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but instead issued FASB staff position (“FSP”) EITF 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, as final. The final position supersedes several previously issued EITF topics and replaces guidance set forth in several others. The final position, titled FAS 115-1, The

Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, codifies guidance set forth in EITF Topic D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value, and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The effective date of the FSP will be reporting periods beginning after December 15, 2005. The Company does not expect that adoption of 115-1 will have a material effect on its consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections”. The Statement changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Statement carries forward previously issued guidance on reporting changes in accounting estimate (which shall be accounted for in the period of change and future periods, if affected) and errors in previously issued financial statements (which shall be reported as a prior period adjustment by restating the prior period financial statements). For calendar year companies, the Statement is effective for accounting changes and corrections of errors made after January 1, 2006. The Company does not expect that adoption of the Statement will have a material effect on its consolidated financial statements.

EFFECTS ON INFLATION

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

We have been successful in meeting the interest rate sensitivity objectives set forth in our policy. Simulation models are prepared to determine the impact on net interest income for the coming twelve months, including using rates at December 31, 2005, and forecasting volumes for the twelve month projection. This position is then subjected to a shift in interest rates of 100 and 200 basis points rising and 100 and 200 basis points falling with an impact to our net interest income on a one year horizon as follows:

Scenario	$ change in net interest income	% of net interest income
100 basis point rising	$459,000	3.3%
200 basis point rising	$903,000	6.4%
100 basis point falling	$(655,000)	(4.7)%
200 basis point falling	$(1,646,000)	(11.7)%

We believe that no significant changes in our interest rate sensitivity position have occurred since December 31, 2005. We believe we are appropriately positioned for future interest rate movements, although we may experience some fluctuations in net interest income due to short term timing differences between the repricing of assets and liabilities.

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

INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES REPRICING SCHEDULE (“GAP” TABLE)

At December 31, 2005

	3 months or less	More than 3 to 12 months	More than 1 to 5 years	Over 5 years	Total
	(Dollars in thousands)
Interest-earning assets:
Overnight investments	$17,393	$—	$—	$—	$17,393
Investment securities	21,084	27,662	49,799	41,586	140,131
Loans	67,568	99,503	95,583	15,058	277,712
Total interest-earning assets	$106,045	$127,165	$145,382	$56,644	$435,236

Interest-bearing liabilities:
Certificates of deposit	$44,701	$80,147	$39,978	$255	$163,081
Money market and NOW accounts	23,579	—	80,149	—	103,728
Savings accounts	4,959	—	21,139	—	26,098
Borrowed money	16,555	5,027	52,148	11,528	85,258
Total interest-bearing liabilities	$89,794	$85,174	$191,414	$11,783	$378,165

Interest sensitivity gap per period	$16,251	$41,991	$(46,032)	$44,861	$57,071
Cumulative interest sensitivity gap	$16,251	$58,242	$12,210	$57,071

Cumulative gap as a percent of total interest-earning assets	3.73%	13.38%	2.81%	13.11%

Cumulative interest sensitive assets as a percent of cumulative interest sensitive liabilities	118.10%	133.29%	103.33%	115.09%

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

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning us and our business, including other factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission, including the “Risk Factors” section in our Form 10-K.

CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures. An evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2005. Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting. There have been no significant changes in the Company’s internal control over financial reporting during the quarter ending December 31, 2005 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Landmark Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Landmark Bancorp, Inc. and subsidiary (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Kansas City, Missouri
March 29, 2006

LANDMARK BANCORP, INC.

AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets

Cash and cash equivalents:
Cash	$4,097,402	2,910,297
Interest-bearing deposits in other financial institutions	17,393,110	4,935,141
Total cash and cash equivalents	21,490,512	7,845,438
Investment securities available-for-sale	140,130,512	133,604,335
Loans, net	274,565,855	277,413,963
Loans held for sale	1,163,211	846,003
Premises and equipment, net	8,412,235	5,864,258
Goodwill	7,535,584	7,651,892
Other intangible assets, net	2,418,213	1,339,832
Accrued interest and other assets	9,393,839	7,525,173
Total assets	$465,109,961	442,090,894

Liabilities and Stockholders’ Equity

Liabilities:
Deposits:
Non-interest bearing demand	$38,365,040	28,549,224
Money market and NOW	103,728,104	96,607,511
Savings	26,098,127	23,221,065
Time, $100,000 and greater	42,540,949	31,121,564
Time, other	120,540,511	123,368,357
Total deposits	331,272,731	302,867,721
Federal Home Loan Bank borrowings	63,212,318	81,053,321
Other borrowings	22,046,000	13,518,000
Accrued interest and expenses, taxes, and other liabilities	4,506,305	2,482,875
Total liabilities	421,037,354	399,921,917

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.01 par. Authorized 5,000,000 shares; issued 2,244,327 and 2,232,218, respectively	22,443	22,322
Additional paid-in capital	19,868,567	19,969,551
Retained earnings	25,322,019	25,228,826
Treasury stock, at cost; 15,736 and 121,630 shares, respectively	(414,514)	(3,205,823)
Accumulated other comprehensive income (loss)	(725,908)	154,101
Total stockholders’ equity	44,072,607	42,168,977
Total liabilities and stockholders’ equity	$465,109,961	442,090,894

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC.

AND SUBSIDIARY

Consolidated Statements of Earnings

Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Interest income:
Loans	$17,294,186	15,672,834	14,303,182
Investment securities	4,720,266	4,237,362	2,945,302
Other	110,163	39,010	27,818
Total interest income	22,124,615	19,949,206	17,276,302
Interest expense:
Deposits	5,571,410	3,945,344	4,446,050
Borrowings	3,385,864	3,054,952	1,208,522
Total interest expense	8,957,274	7,000,296	5,654,572
Net interest income	13,167,341	12,948,910	11,621,730
Provision for loan losses	385,000	460,000	240,000
Net interest income after provision for loan losses	12,782,341	12,488,910	11,381,730
Non-interest income:
Fees and service charges	3,486,923	3,270,509	2,048,482
Gains on sales of loans	638,780	986,864	2,039,102
Gains on sales of investment securities	46,865	358,385	551,038
Gains on prepayments of FHLB borrowings	406,572	—	—
Other	476,921	509,663	335,569
Total non-interest income	5,056,061	5,125,421	4,974,191
Non-interest expense:
Compensation and benefits	6,120,365	5,844,352	4,834,982
Occupancy and equipment	2,010,875	1,855,542	1,455,799
Amortization of intangibles	449,460	374,758	426,442
Professional fees	322,587	301,870	343,208
Advertising	401,701	300,006	177,899
Data processing	542,780	415,175	311,364
Other	2,434,553	2,261,645	1,679,061
Total non-interest expense	12,282,321	11,353,348	9,228,755
Earnings before income taxes	5,556,081	6,260,983	7,127,166
Income tax expense	1,658,917	2,010,225	2,275,469
Net earnings	$3,897,164	4,250,758	4,851,697
Earnings per share:
Basic	$1.75	1.87	2.09
Diluted	$1.75	1.85	2.06

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC.

AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

Years ended December 31, 2005, 2004, and 2003

						Accumulated
						other
		Additional			Unearned	comprehensive
	Common	paid-in	Retained	Treasury	employee	income
	stock	capital	earnings	stock	benefits	(loss)	Total
Balance at December 31, 2002	21,578	18,269,582	24,295,211	(3,266,359)	(145,207)	1,898,970	41,073,775
Comprehensive income:
Net income	—	—	4,851,697	—	—	—	4,851,697
Change in fair value of investment securities available-for-sale, net of tax	—	—	—	—	—	(1,102,038)	(1,102,038)
Total comprehensive income	—	—	4,851,697	—	—	(1,102,038)	3,749,659
Dividends paid ($0.57 per share)	—	—	(1,331,146)	—	—	—	(1,331,146)
Amortization of unearned employee benefits	—	82,731	—	—	145,207	—	227,938
Exercise of stock options, 49,942 shares, including tax benefit of $241,775	500	720,857	—	—	—	—	721,357
Stock-based compensation	—	1,727	—	—	—	—	1,727
Purchase of 72,228 treasury shares	—	—	—	(1,871,207)	—	—	(1,871,207)
5% stock dividend, 100,602 shares	—	257,233	(2,602,574)	2,345,341	—	—	—
Balance at December 31, 2003	22,078	19,332,130	25,213,188	(2,792,225)	—	796,932	42,572,103
Comprehensive income:
Net income	—	—	4,250,758	—	—	—	4,250,758
Change in fair value of investment securities available-for-sale and interest-rate swap, net of tax	—	—	—	—	—	(642,831)	(642,831)
Total comprehensive income	—	—	4,250,758	—	—	(642,831)	3,607,927
Dividends paid ($0.62 per share)	—	—	(1,420,885)	—	—	—	(1,420,885)
Stock based compensation	—	107,975	—	—	—	—	107,975
Exercise of stock options, 24,411 shares, including tax benefit of $135,511	244	356,818	—	—	—	—	357,062
Purchase of 102,338 treasury shares	—	—	—	(3,055,205)	—	—	(3,055,205)
5% stock dividend, 100,365 shares	—	172,628	(2,814,235)	2,641,607	—	—	—
Balance at December 31, 2004	$22,322	19,969,551	25,228,826	(3,205,823)	—	154,101	42,168,977
Comprehensive income:
Net income	—	—	3,897,164	—	—	—	3,897,164
Change in fair value of investment securities available-for-sale and interest-rate swap, net of tax	—	—	—	—	—	(880,009)	(880,009)
Total comprehensive income	—	—	3,897,164	—	—	(880,009)	3,017,155
Dividends paid ($0.65 per share)	—	—	(1,444,252)	—	—	—	(1,444,252)
Stock based compensation	—	97,826	—	—	—	—	97,826
Exercise of stock options, 12,109 shares, including tax benefit of $37,344	121	233,311	—	—	—	—	233,432
Purchase of 18 treasury shares	—	—	—	(531)	—	—	(531)
5% stock dividend, 105,912 shares	—	(432,121)	(2,359,719)	2,791,840	—	—	—
Balance at December 31, 2005	$22,443	19,868,567	25,322,019	(414,514)	—	(725,908)	44,072,607

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC.

AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Cash flows from operating activities:
Net earnings	$3,897,164	4,250,758	4,851,697
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	385,000	460,000	240,000
Amortization of intangibles	449,460	374,758	426,442
Depreciation	700,789	650,082	461,836
Stock-based compensation	97,826	107,975	1,727
Deferred income taxes	879,613	625,904	364,465
Net gains on sales of investment securities, premises and equipment, and foreclosed assets	(113,032)	(502,114)	(561,155)
Net gain on sales of loans	(638,780)	(986,864)	(2,039,102)
Proceeds from sale of loans	34,325,244	39,598,536	97,351,328
Origination of loans held for sale	(34,003,672)	(38,723,219)	(90,996,079)
Gains on prepayments of FHLB borrowings	(406,572)	—	—
Changes in assets and liabilities:
Accrued interest and other assets	(1,523,646)	1,200,310	63,920
Accrued expenses, taxes, and other liabilities	1,773,946	(2,318,289)	(4,689,368)
Net cash provided by operating activities	5,823,340	4,737,837	5,475,711
Cash flows from investing activities:
Net decrease in loans	1,553,190	6,104,388	9,304,074
Maturities and prepayments of investment securities	46,035,450	32,936,261	52,601,851
Net cash received in branch acquisitions	30,410,720
Net cash paid in First Kansas acquisition	—	(9,140,845)	—
Net cash paid in branch sales	—	(8,714,311)	—
Purchases of investment securities	(54,933,641)	(6,502,342)	(66,450,936)
Proceeds from sale of investment securities	160,235	971,571	1,203,725
Proceeds from sales of premises and equipment and foreclosed assets	445,467	1,419,456	433,969
Purchases of premises and equipment, net	(1,921,843)	(1,232,019)	(337,967)
Net cash provided by (used in) investing activities	21,749,578	15,842,159	(3,245,284)
Cash flows from financing activities:
Net decrease in deposits	(4,867,797)	(21,606,877)	(11,172,650)
Federal Home Loan Bank advance borrowings	8,000,000	—	—
Federal Home Loan Bank advance repayments	(20,876,696)	(1,036,768)	(3,015,350)
Federal Home Loan Bank line of credit, net	(3,500,000)	1,300,000	2,200,000
Proceeds from other borrowings	11,998,000	9,555,000	8,498,000
Repayments on other borrowings	(3,470,000)	(4,535,000)	—
Proceeds from issuance of common stock under stock option plans	196,088	221,551	479,582
Net tax benefit related to stock option plans	37,344	135,511	241,775
Payment of dividends	(1,444,252)	(1,420,885)	(1,331,146)
Purchase of treasury stock	(531)	(3,055,205)	(1,871,207)
Net cash used in financing activities	(13,927,844)	(20,442,673)	(5,970,996)
Net increase (decrease) in cash and cash equivalents	13,645,074	137,323	(3,740,569)
Cash and cash equivalents at beginning of year	7,845,438	7,708,115	11,448,684
Cash and cash equivalents at end of year	$21,490,512	7,845,438	7,708,115
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$—	1,494,000	1,985,000
Cash paid during the year for interest	8,583,000	6,652,000	5,690,000
Supplemental schedule of noncash investing and financing activities:
Transfer of loans to real estate owned	649,000	1,044,000	303,000
Acquisition of branches:
Fair value of liabilities assumed	33,299,000	—	—
Fair value of assets acquired	2,888,000	—	—
First Kansas acquisition:
Fair value of liabilities assumed	—	140,619,000	—
Fair value of assets acquired, including goodwill	—	149,760,000	—
Branch sales:	—
Fair value of liabilities transferred	—	(12,489,000)	—
Fair value of assets sold	—	(3,774,000)	—

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC.

AND SUBSIDIARY

Notes to Consolidated Financial Statements.

December 31, 2005, 2004, and 2003

(1)         Summary of Significant Accounting Policies

(a)                      Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Landmark Bancorp, Inc. (the Company) and its wholly owned subsidiary, Landmark National Bank (the Bank). All intercompany balances and transactions have been eliminated in consolidation. The Bank, considered a single segment, is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate commercial real estate and non-real estate loans, one-to-four family residential mortgage loans, consumer loans, and home equity loans.

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

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, determined on an aggregate basis. Net unrealized losses are recognized through a valuation allowance by charges to income. Origination fees and costs received on such loans are deferred and recognized in income as part of the gain or loss on sale. Origination fees received on other loans held in portfolio in excess of amounts representing the estimated costs of origination are deferred and credited to interest income using the interest method.

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

Large groups of smaller individual balance homogeneous loans that are considered impaired are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

The accrual of interest on nonperforming loans is discontinued at the time the loan is ninety days delinquent, unless the credit is well-secured and in process of collection. Loans are placed on non-accrual or are charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are evaluated individually and are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

(e)                       Goodwill and Intangible Assets

The Company’s goodwill and core deposit intangible resulted from the acquisition of MNB Bancshares, Inc. (MNB) by Landmark Bancorp, Inc. on October 9, 2001, the acquisition of First Kansas Financial Corporation (First Kansas) on April 1, 2004, and from the acquisition of two branches in Great Bend, Kansas on August 19, 2005. Goodwill resulting from the merger with MNB and from the acquisition of First Kansas is not amortized; however, it is tested for impairment. During 2005, goodwill associated with the MNB acquisition was reduced by $116,000 realted to the resolution of outstanding tax matters. Goodwill impairment tests are performed at each calendar year end or when events or circumstances dictate. The Company’s impairment test performed as of December 31, 2005 indicated that there was no impairment.

The core deposit intangibles are being amortized over their estimated useful life of ten years on an accelerated basis. When facts and circumstances indicate potential impairment of amortizable intangible assets, the Company will evaluate the recoverability of the asset carrying value, using estimates of undiscounted future cash flows over the remaining asset life. Any impairment loss is measured by the excess of carrying value over fair value. Amortization expense related to the core deposit intangible asset was $283,000, $194,000, and $124,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Mortgage servicing assets are recognized as separate assets when rights are acquired through the sale of financial assets. Capitalized servicing rights are reported in other intangible assets and are amortized into non-interest expense in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are recorded at the lower of cost or fair value, and are evaluated for impairment based upon the fair value of the retained rights as compared to amortized cost. Amortization expense related to the mortgage servicing assets was $166,000, $181,000, and $302,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

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

(g)                      Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(h)                      Comprehensive Income

The Company’s other comprehensive income (loss) consists of unrealized holding gains and losses on available-for-sale securities and an unrealized gain on an interest rate swap as shown below:

	Years ended December 31,
	2005	2004	2003
Unrealized holding losses on securities	$(1,450,504)	(736,440)	(1,226,442)
Less reclassification adjustment for gains included in net income	46,865	358,385	551,038
Net unrealized losses on securities	(1,497,369)	(1,094,825)	(1,777,480)
Unrealized gain on interest rate swap	78,000	58,000	—
Income tax benefit	(539,360)	(393,994)	(675,442)
Other comprehensive loss	$(880,009)	(642,831)	(1,102,038)

(i)                         Foreclosed Assets

Assets acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the date of foreclosure at the lower of carrying value or fair value through a charge to the allowance for loan losses, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds the fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense on the income statement.

(j)                         Stock Based Compensation

The Company has a stock-based employee compensation plan, which is described more fully in note 11. The Company utilizes the fair value recognition provisions of Statement of Financial Accounting Standard (SFAS) Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123 establishes a fair-value method of accounting for employee stock options or similar equity instruments. The fair value of stock-based awards to employees is calculated through the use of option pricing models. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of its stock options. The fair value is recognized as additional compensation expense, on an accelerated method over the option vesting period, which is typically five years.

In December 2004, The Financial Accounting Standards Board issued SFAS No. 123 (revised), Shared-Based Payment. The revision disallows the expense recognition alternatives permitted in the original statement and requires entities to recognize stock-based compensation cost in their statements of earnings. The revision contains additional guidance in several areas including award modifications and forfeitures, measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. It also contains additional disclosure requirements. The Company does not expect the adoption of the revised SFAS No. 123 in January 2006 to have a material effect on its consolidated financial statements.

(k)                      Earnings per Share

Basic earnings per share represents net earnings divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Earnings per share for all periods presented have been adjusted to give effect to the 5% stock dividends paid by the Company in December 2005, 2004, and 2003.

The shares used in the calculation of basic and diluted earnings per share, which have been adjusted for the 5% stock dividends declared in December 2005, 2004, and 2003, are shown below:

	Years ended December 31,
	2005	2004	2003
Weighted average common shares outstanding - basic	2,222,996	2,278,093	2,318,471
Stock options	9,764	13,772	32,128
Weighted average common shares outstanding - diluted	2,232,760	2,291,865	2,350,599

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

Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that all derivative financial instruments be recorded on the balance sheet at fair value, with the adjustment to fair value recorded in current earnings. Derivatives that qualify under the Statement in a hedging relationship are designated, based on the exposure being hedged, as fair value or cash flow hedges. Under the cash flow hedging model, the effective portion of the gain or loss related to the derivative is recognized as a component of other comprehensive income. The ineffective portion is recognized in current earnings. The Company had one outstanding interest rate swap accounted for as a cash flow hedge of December 31, 2005 and 2004.

(o)                      Reclassifications

Certain reclassifications to prior year amounts have been made to conform to the current year presentation.

(2)                     Acquisitions

On April 1, 2004, the Company acquired all of the outstanding stock of First Kansas Financial Corporation (“First Kansas”) for cash of $19.00 per share. First Kansas was a single thrift holding company based in Osawatomie, Kansas. The thrift was merged into the Company’s wholly-owned subsidiary, Landmark National Bank, immediately following the acquisition. This acquisition expanded the Company’s presence in high-growth market areas, presenting the Company with potential for revenue generation and asset growth. At March 31, 2004, First Kansas had total assets of approximately $150 million, including loans and deposits of approximately $74 million and $84 million, respectively. The acquisition cost in excess of the tangible and identifiable intangible net assets acquired has been recorded as goodwill. In connection with the acquisition and the subsequent sale of two branches as described below, the Company recorded a core deposit intangible asset of $605,000, which is being amortized on an accelerated basis over ten years, and goodwill of approximately $5.7 million, none of which is deductible for tax purposes.

The Company sold its branches in Beloit and Phillipsburg, Kansas on August 13, 2004, and September 10, 2004, respectively. These branches had been acquired in the acquisition of First Kansas. Upon consummation of these transactions, the Company sold approximately $7.7 million in deposits and approximately $2.4 million in loans and premises and equipment associated with the Beloit branch and approximately $4.7 million in deposits and approximately $846,000 in loans and premises and equipment related to the Phillipsburg branch. The net proceeds received were recorded as an adjustment to the fair value of the net assets acquired from First Kansas, resulting in a reduction of goodwill and the core deposit intangible.

On August 19, 2005, the Company acquired two bank branches in Great Bend, Kansas resulting in the assumption of approximately $33.3 million in deposits and the related branch premises and equipment. The Company recorded a core deposit intangible asset of approximately $1.4 million, which is being amortized on an accelerated basis over 10 years.

(3)                     Investment Securities Available-for-Sale

A summary of investment securities information is as follows:

	December 31, 2005
		Gross	Gross
	Amortized	unrealized	unrealized	Estimated
	cost	gains	losses	fair value

U. S. Government and agency obligations	$44,231,752	1,739	(605,646)	43,627,845
Municipal obligations	32,834,778	103,053	(557,732)	32,380,099
Mortgage-backed securities	53,587,668	259,285	(954,090)	52,892,863
Federal Home Loan Bank stock	5,655,200	—	—	5,655,200
Common stocks	298,826	484,247	(8,325)	774,748
Federal Reserve Bank stock	1,347,850	—	—	1,347,850
Corporate bonds	3,064,486	6,065	(35,414)	3,035,137
Other investments	416,770	—	—	416,770
Total	$141,437,330	854,389	(2,161,207)	140,130,512

	December 31, 2004
		Gross	Gross
	Amortized	unrealized	unrealized	Estimated
	cost	gains	losses	fair value
U. S. Government and agency obligations	$33,703,700	38,250	(276,457)	33,465,493
Municipal obligations	13,801,603	295,860	(82,624)	14,014,839
Mortgage-backed securities	74,667,732	733,185	(897,298)	74,503,619
Federal Home Loan Bank stock	5,413,000	—	—	5,413,000
Common stocks	302,646	407,763	(754)	709,655
Federal Reserve Bank stock	1,341,600	—	—	1,341,600
Corporate bonds	1,790,154	—	(27,375)	1,762,779
Other investments	2,393,350	—	—	2,393,350
Total	$133,413,785	1,475,058	(1,284,508)	133,604,335

Included in investment securities available-for-sale are restricted stock investments in the Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) that are required to be maintained by the Bank for regulatory purposes and borrowing availability. The cost of such investments represents their redemption value.

The tables above show that some of the securities in the available for sale investment portfolio had unrealized losses, or were temporarily impaired, as of December 31, 2005. This temporary impairment represents the estimated amount of loss that would be realized if the securities were sold on the valuation date. Securities which were temporarily impaired at December 31, 2005 are shown below, along with the length of the impairment period.

	Less than 12 months		12 months or longer		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U. S. Government and agency obligations	$23,181,123	(344,658)	19,050,775	(260,988)	42,231,898	(605,646)
Municipal obligations	22,637,470	(494,056)	2,814,241	(63,676)	25,451,711	(557,732)
Mortgage-backed securities	13,108,237	(207,556)	25,010,609	(746,534)	38,118,846	(954,090)
Corporate bonds	—	—	506,307	(35,414)	506,307	(35,414)
Common stocks	75,000	(8,325)	—	—	75,000	(8,325)
Total	$59,001,830	(1,054,595)	47,381,932	(1,106,612)	106,383,762	(2,161,207)

At December 31, 2005, the total investment portfolio consisted of over 430 securities. The table above includes 209 securities that were in an unrealized loss position. The decrease in fair value of the securities in an unrealized loss position is related to interest rate changes. None of the unrealized losses are related to credit deterioration. The Company has the intent and ability to hold these securities until market values recover, including up to the maturity date.

Maturities of investment securities at December 31, 2005 are as follows:

	Amortized	Estimated
	cost	fair value
Due in less than one year	$22,543,137	22,348,466
Due after one year but within five years	33,667,275	33,227,646
Due after five years	23,920,604	23,466,969
Mortgage-backed securities, FHLB stock, FRB stock, common stock, and other investments	61,306,314	61,087,431
Total	$141,437,330	140,130,512

For mortgage-backed securities, actual maturities will differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties. At December 31, 2005, the Company’s mortgage-backed securities portfolio consisted of securities predominantly underwritten to the standards and guaranteed by the government-sponsored agencies of FHLMC, FNMA and GNMA.

Gross realized gains and losses on sales of available-for-sale securities are as follows:

	Years ended December 31,
	2005	2004	2003
Realized gains	$47,075	358,385	551,038
Realized losses	(210)	—	—
Total	$46,865	358,385	551,038

At December 31, 2005 and 2004, securities pledged to secure public funds on deposit had a carrying value of approximately $84.0 million and $84.2 million, respectively. Except for U. S. government and agency obligations, no investment in a single issuer exceeded 10% of stockholders’ equity.

(4)                     Loans

Loans consist of the following:

	December 31,	December 31,
	2005	2004
Real estate loans:
One-to-four family residential	$114,935,068	131,077,310
Commercial	78,085,127	77,207,618
Construction	12,355,759	11,233,964
Commercial loans	63,494,252	51,826,283
Consumer loans	8,841,766	9,014,411
Total	277,711,972	280,359,586

Less:
Deferred loan fees and loans in process	(5,256)	52,020
Allowance for loan losses	3,151,373	2,893,603
Loans, net	$274,565,855	277,413,963

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customers’ financing needs. These financial instruments consist principally of commitments to extend credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. In the normal course of business, there are various commitments and contingent liabilities, such as guarantees, commitments to extend credit, letters of credit, and lines of credit, which are properly not recorded in the accompanying consolidated financial statements. The Company generally requires collateral or other security on unfunded loan commitments and irrevocable letters of credit. Unfunded commitments to extend credit, excluding standby letters of credit, aggregated $54.1 million and

$38.5 million at December 31, 2005 and 2004, respectively. Standby letters of credit totaled $2.9 million and $2.2 at December 31, 2005 and 2004, respectively.

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

A summary of the activity in the allowance for loan losses is as follows:

	Years ended December 31,
	2005	2004	2003
Balance at beginning of year	$2,893,603	2,315,870	2,565,201
Allowance of acquired bank	—	352,113	—
Provision for loan losses	385,000	460,000	240,000
Charge-offs	(222,379)	(294,624)	(553,768)
Recoveries	95,149	60,244	64,437
Balance at end of year	$3,151,373	2,893,603	2,315,870

At December 31, 2005 and 2004, impaired loans, including nonaccrual loans, aggregated $3.3 million and $1.1 million, respectively. The amount of interest income recorded on such loans during their impairment periods was not significant. There were no loans 90 days delinquent and still accruing interest at December 31, 2005 and 2004. Average impaired loans were $2.0 million for 2005, $1.5 million for 2004, and $1.1 million for 2003. Specific reserves related to these impaired loans at December 31, 2005, 2004, and 2003 were $264,000, $157,000, and 120,000, respectively.

The Company serviced loans for others with outstanding principal balances of $107.2 million and $111.1 million at December 31, 2005 and 2004, respectively. Gross service fee income related to such loans was $276,000, $277,000, and $274,000 for the years ended December 31, 2005, 2004, and 2003, respectively, and is included in fees and service charges in the consolidated statements of earnings.

The following is an analysis of the changes in mortgage servicing rights:

	Years ended December 31,
	2005	2004	2003
Balance at beginning of year	$446,332	477,350	525,311
Additions	94,240	150,058	254,390
Amortization	(166,373)	(181,076)	(302,351)
Balance at end of year	$374,199	446,332	477,350

The Company had loans to directors and officers at December 31, 2005 and 2004, which carry terms similar to those for other loans. Management believes such outstanding loans do not represent more than a normal risk of collection. A summary of such loans is as follows:

Balance at December 31, 2004	$5,569,097
New loans	64,802
Repayments	(662,500)
Balance at December 31, 2005	$4,971,399

(5)                     Premises and Equipment

Premises and equipment consisted of the following:

	December 31,	December 31,
	2005	2004
Land	$1,608,351	1,306,023
Work in progress	1,801,835	179,620
Office buildings and improvements	6,418,709	5,498,984
Furniture and equipment	4,378,271	4,304,450
Automobiles	260,199	258,855
Total	14,467,365	11,547,932
Less accumulated depreciation	6,055,130	5,683,674
Total	$8,412,235	5,864,258

The Company has multi-year operating lease agreements for several of its branch locations. The following is the Company’s minimum lease commitments for the years ending December 31:

Year:	Amount
2006	$55,760
2007	50,760
2008	50,760
2009	50,760
2010	6,160
Total	$214,200

Total rent expense for the years ended December 31, 2005, 2004 and 2003 was $134,000, $125,000, and $117,000, respectively, and was included in occupancy and equipment on the consolidated statements of earnings.

(6)                      Deposits

Maturities of time deposits were as follows at December 31, 2005:

Year:	Amount
2006	$124,846,655
2007	17,163,698
2008	14,685,641
2009	3,012,031
2010	3,115,887
Thereafter	257,548
Total	$163,081,460

Regulations of the Federal Reserve System require reserves to be maintained by all banking institutions according to the types and amounts of certain deposit liabilities. These requirements restrict a portion of the amounts shown as consolidated cash and due from banks from everyday usage in operation of the banks. The minimum reserve requirements for the Bank totaled $25,000 at December 31, 2005.

(7)                     Federal Home Loan Bank Borrowings

Advances from the FHLB at December 31, 2005 and 2004, amounted to $63,212,318 and $77,553,321, respectively. Maturities of such borrowings at December 31, 2005, are summarized as follows:

	Amount	Rates
Year ending December 31:
2006	$5,500,000	4.25%– 5.62%
2007	—	—
2008	4,000,000	4.36%– 4.74%
2009	37,178,293	2.74%– 5.77%
2010	11,050,457	2.47%– 2.47%
Thereafter	5,483,568	3.76%– 6.37%
	$63,212,318

Additionally, the Bank also has a line of credit, renewable annually each September, with the FHLB under which there were outstanding borrowings of $0 and $3.5 million at December 31, 2005 and 2004, respectively. Interest on any outstanding balances on the line of credit accrues at the federal funds rate plus 0.15% (4.40% at December 31, 2005).

Included in the table above is a $2.0 million advance with the FHLB which has a variable rate, adjustable quarterly, and matures in 2008 with no prepayment penalties. All of the Bank’s remaining advances with the FHLB have fixed rates and prepayment penalties. However, certain borrowings contain a convertible provision at which date the FHLB may exercise an option to convert the borrowing to a variable rate equal to the FHLB one month short-term advance rate. The Bank would then have the option to prepay the advances without penalty. Interest would adjust monthly through maturity upon conversion. The Bank may refinance the advance at each respective conversion date if the FHLB first exercises its option to convert the fixed-rate borrowing.

On August 22, 2005, the Company repaid FHLB advances with $10 million in outstanding principal acquired in the First Kansas acquisition prior to their scheduled maturities. The repayment resulted in $407,000 of gains on the repayment of borrowings as an adjustment to the fair value adjustment recorded on the date of acquisition from First Kansas. On September 26, 2005, the Company repaid another $5.0 million FHLB advance according to its scheduled maturity, resulting in no gain or loss.

Although no loans are specifically pledged, the FHLB requires the Bank to maintain eligible collateral (qualifying loans and investment securities) that has a lending value at least equal to its required collateral. At December 31, 2005, the Bank’s total borrowing capacity with the FHLB was approximately $89.2 million.

(8)                     Other Borrowings

In 2003, the Company issued $8.2 million of subordinated debentures. These debentures, which are due in 2034 and are redeemable beginning in 2009, were issued to a wholly owned grantor trust (“the Trust”) formed to issue preferred securities representing undivided beneficial interests in the assets of the Trust.

The Trust then invested the gross proceeds of such preferred securities in the debentures. The Trust’s preferred securities and the subordinated debentures require quarterly interest payments and have variable rates, adjustable quarterly. Interest accrues at LIBOR plus 2.85%. The interest rates at December 31, 2005 and 2004 were 7.09% and 5.01%, respectively.

In 2005, the Company issued an additional $8.2 million of subordinated debentures. These debentures, which are due in 2036 and are redeemable beginning in 2011, were issued to a wholly owned grantor trust (“Trust II”) formed to issue preferred securities representing undivided beneficial interests in the assets of Trust II. Trust II then invested the gross proceeds of such preferred securities in the debentures. Trust II’s preferred securities and the subordinated debentures require quarterly interest payments and have variable rates, adjustable quarterly. Interest accrues at LIBOR plus 1.34% on $5.2 million of the subordinated debentures, while the remaining $3.0 million of the subordinated debentures has a fixed rate of 6.17%. The blended interest rate at December 31, 2005 was 5.98%.

While these Trusts are accounted for as unconsolidated equity investments under the requirements of Financial Accounting Interpretation No. 46R, Consolidation of Variable Interest Entities, a portion of the trust preferred securities issued by the Trust qualifies as Tier 1 Capital for regulatory purposes.

The Company has a $9.0 million loan commitment from an unrelated financial institution. On April 1, 2004, the Company borrowed $7.0 million against this commitment to consummate the acquisition of First Kansas. The $9.0 million commitment was comprised of a $6.0 million line of credit and a $3.0 million term note with the interest rate adjusting daily based on the prime rate less 0.50%, both of which mature on March 31, 2009. In December 2005, the line of credit was amended to accrue interest at prime rate less 0.75%. The balance of the line of credit at December 31, 2005 and 2004, was $300,000 and $2.0 million, respectively, and is included in other borrowings. The remaining unused balance on this line of credit at December 31, 2005 was $5.7 million.

The Company has an interest rate swap in place effectively fixing the interest rate on $3.0 million of the variable rate term debt to a rate of 5.68%. This contract expires on March 31, 2009. During 2005 and 2004, this agreement resulted in additional interest expense of $0 and $39,000, respectively. The Company has applied cash flow hedge accounting to the swap agreement. Its fair value, aggregating $136,000 and $58,000 at December 31, 2005 and 2004, respectively, is recorded as a component of other assets in the accompanying consolidated balance sheet. Also, included in accumulated other comprehensive income is approximately $84,000 and $36,000 related to the swap, net of taxes, at December 31, 2005 and 2004.

Additionally, the Bank had $2,250,000 and $250,000 in repurchase agreements outstanding and included in other borrowings at December 31, 2005 and 2004.

(9)                      Income Taxes

Income tax expense attributable to income from operations consisted of:

	Years ended December 31,
	2005	2004	2003

Current	$779,304	1,384,321	1,911,004
Deferred	879,613	625,904	364,465
	$1,658,917	2,010,225	2,275,469
Federal	$1,401,319	1,733,031	1,994,836
State	257,598	277,194	280,633
	$1,658,917	2,010,225	2,275,469

Total income tax expense, including amounts allocated directly to stockholders equity, was as follows:

	Years ended December 31,
	2005	2004	2003

Income from operations	$1,658,917	2,010,225	2,275,469
Stockholders’ equity, recognition of tax benefit for stock options exercised	(37,344)	(135,511)	(241,775)
Stockholders’ equity, recognition of unrealized (losses)/gains on available-for-sale securities and interest rate swap	(539,360)	(393,994)	(675,442)
	$1,082,213	1,480,720	1,358,252

The reasons for the difference between actual income tax expense and expected income tax expense attributable to income from operations at the 34% statutory federal income tax rate were as follows:

	Years ended December 31,
	2005	2004	2003

Computed “expected” tax expense	$1,889,067	2,128,734	2,423,236
Increase (reduction) in income taxes resulting from:
Tax-exempt interest income, net	(294,489)	(189,782)	(156,473)
Contributions to employee stock ownership plan	—	—	28,129
State income taxes, net of federal benefit	170,015	182,496	186,586
Investment tax credits	(125,000)	(75,000)	(125,000)
Other, net	19,324	(36,223)	(81,009)
	$1,658,917	2,010,225	2,275,469

The tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities at the following dates were as follows:

	December 31,	December 31,
	2005	2004
Deferred tax assets:
FHLB advances	$1,097,775	1,881,218
Loans, including allowance for loan losses	821,574	670,284
Unrealized loss on investment securities available-for-sale and interest rate swap	444,911	—
Net operating loss carry forwards	500,103	762,886
Deferred compensation arrangements	315,223	355,624
State taxes	63,230	86,806
Accrued expenses	47,469	74,601
Total deferred tax assets	3,290,285	3,831,419
Less valuation allowance	105,919	62,062
Net deferred tax assets	3,184,366	3,769,357
Deferred tax liabilities:
Unrealized gain on investment securities available-for-sale and interest rate swap	—	94,449
FHLB stock dividends	672,740	590,392
Investments	113,817	261,045
Intangible assets	167,215	211,245
Premises and equipment, net of depreciation	138,889	182,194
Other, net	5,658	3,731
Total deferred tax liabilities	1,098,318	1,343,056
Net deferred tax asset	$2,086,048	2,426,301

The Company has recorded deferred taxes for temporary differences related to fair value adjustments on loans, investment securities, deposits, and borrowings recorded at the date of acquisition. In addition, the Company has also recorded a deferred tax asset for future benefits of net operating losses and alternative minimum tax credit carry forwards. The net operating loss carry forwards will expire, if not utilized, between 2014 and 2024. The alternative minimum tax credit carry forward does not expire. The Company has recorded a valuation allowance to reduce certain state net operating loss carry forwards which expire at various times through 2024. At December 31, 2005 and 2004, the Company believes it is more likely than not that these items will not be realized. A valuation allowance related to the remaining deferred tax assets has not been provided because management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Retained earnings at December 31, 2005 and 2004, includes approximately $6.3 million for which no provision for federal income tax had been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

(10)              Employee Benefit Plans

Employee Retirement Plan

Substantially all employees are covered under 401(k) defined contribution savings plan. Contributions of $190,000, $104,000 and $78,000 were charged to operations for the years ended December 31, 2005, 2004, and 2003, respectively.

Deferred Compensation and Retirement Agreements

The Company entered into deferred compensation and retirement agreements with certain key employees that provided for cash payments to be made after their retirement. The liabilities under these arrangements have been recorded at the present values of accrued benefits using a 2% discount rate. The Company has also entered into agreements with certain directors and officers to defer portions of their compensation. The balance of estimated accrued benefits under all of these arrangements was $943,000 and $993,000 at December 31, 2005 and 2004, respectively, and was included as a component of other liabilities in the accompanying consolidated balance sheets. To assist in funding benefits under each of these plans, the Bank has purchased certain assets including life insurance policies on covered employees in which the Bank is the beneficiary. At December 31, 2005 and 2004, the cash surrender values on the policies and other assets were $2.9 million and $3.0 million, respectively, and were included in other assets in the accompanying consolidated balance sheets.

Employee Stock Ownership Plan (ESOP)

The Company established an ESOP in connection with its formation in 1994. The original acquisition of stock by the ESOP was funded by a loan from the Company to the ESOP. The loan, together with interest, was repaid over a ten-year period through annual contributions by the Bank. The Bank made annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP. All dividends received by the ESOP were used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt was repaid, shares were released from the collateral and allocated to active employees based on the proportion of debt service paid in each year. ESOP compensation expense was $70,000 for the year ended December 31, 2003. The debt was fully repaid in 2003. Effective January 1, 2005, the ESOP was merged into the Company’s 401(k) defined contribution savings plan.

(11)              Stock Option Plan

The Company has a stock option plan, the purpose of which is to provide additional incentive to certain officers, directors, and key employees by facilitating their purchase of a stock interest in the Company. The plan is administered by the board of directors who selects employees to whom options are granted and the number of shares granted. The option price may not be less than 100% of the fair market value of the shares on the date of the grant, and no option shall be exercisable after the expiration of ten years from the grant date. In the case of any employee who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of ten years from the grant date. Options outstanding at December 31, 2005 were exercisable at prices ranging from $11.94 to $27.74.

The Company records the fair value of options issued under the plan as expense in accordance with SFAS No. 123, Accounting for Stock Based Compensation. The compensation cost that has been charged to compensation and benefits expense for the plan was $98,000, $108,000 and $1,700 for the years ended December 31, 2005, 2004, and 2003, respectively. The fair value of each option grant is estimated on the date of grant. The fair value of options granted in 2005 were estimated utilizing the following assumptions: dividend rate of 4.8%, volatility of 18.0%, risk-free interest rate of 4.3%, and expected lives of five years, resulting in a fair value of $3.40 per option at grant date. The fair value of options granted in 2004 were estimated utilizing the following assumptions: dividend rate of 4.8%, volatility of 19.0%, risk-free interest rate of 3.2%, and expected lives of five years, resulting in a fair value of $3.14 per option at grant date. There were no options granted in 2003.

Certain information relative to stock options is as follows:

	Year ended		Year ended		Year ended
	December 31, 2005		December 31, 2004		December 31, 2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding at beginning of year	131,287	$24.04	61,366	$13.17	109,274	$11.97
Granted	2,100	29.13	87,996	29.20	—	—
Effect of 5% stock dividend	6,062	—	6,336	—	3,289	—
Expired	—	—	—	—	(1,255)	16.76
Exercised	(12,109)	16.19	(24,411)	9.08	(49,942)	9.60
Outstanding at end of year	127,340	$23.73	131,287	$24.04	61,366	$13.17
Exercisable at end of year	47,016	$19.07	37,921	$15.07	59,977	$13.10
Weighted-average contractual remaining life in years		7.38		7.98		3.94

The number of shares available for future grants at December 31, 2005 was 274,645.

(12)              Fair Value of Financial Instruments

Fair value estimates of the Company’s financial instruments as of December 31, 2005 and 2004, including methods and assumptions utilized, are set forth below:

	December 31, 2005		December 31, 2004
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Cash and cash equivalents	$21,490,512	21,491,000	7,845,438	7,845,000
Investment securities	$140,130,512	140,131,000	133,604,335	133,604,000
Loans, net of unearned fees and allowance for loan losses	$274,565,855	275,979,000	277,413,963	274,823,000
Loans held for sale	$1,163,211	1,177,000	846,003	862,000
Non-interest bearing demand deposits	$38,365,040	38,365,000	28,549,224	28,549,000
Money market and NOW deposits	103,728,104	103,728,000	96,607,511	96,608,000
Savings deposits	26,098,127	26,098,000	23,221,065	23,221,000
Time deposits	163,081,460	162,595,000	154,489,921	154,870,000
Total deposits	$331,272,731	330,786,000	302,867,721	303,248,000
FHLB advances	$63,212,318	63,281,000	81,053,321	79,963,000
Other borrowings	$22,046,000	22,046,000	13,518,000	13,518,000

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

(13)              Regulatory Capital Requirements

Current regulatory capital regulations require financial institutions to meet certain regulatory capital requirements. Institutions are required to have minimum leverage capital equal to 4% of total average assets and total qualifying capital equal to 8% of total risk-weighted assets in order to be considered “adequately capitalized.” As of December 31, 2005 and 2004, the Company and the Bank were rated “well capitalized,” which is the highest rating available under this capital-based rating system. Management believes that as of December 31, 2005, the Company and the Bank meet all capital adequacy requirements to which they are subject. The following is a comparison of the Bank’s regulatory capital to minimum capital requirements at December 31, 2005 and 2004, (dollars in thousands):

			For capital			To be well- capitalized under prompt
	Actual		adequacy purposes			corrective action provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2005:
Total capital (to risk-weighted assets)	$48,071	16.32%	$ >23,568	>	8%	$ >29,461	>	10%
Tier 1 capital (to risk-weighted assets)	44,920	15.25%	>11,784	>	4	>17,676	>	6
Tier 1 capital (to average assets)	44,920	10.14%	>17,728	>	4	>22,160	>	5

As of December 31, 2004:
Total capital (to risk-weighted assets)	$48,700	17.98%	$ >21,673	>	8%	$ >27,091	>	10%
Tier 1 capital (to risk-weighted assets)	45,806	16.91%	>10,836	>	4	>16,255	>	6
Tier 1 capital (to average assets)	45,806	10.40%	>17,624	>	4	>22,030	>	5

The following is a comparison of the Company’s regulatory capital to minimum capital requirements at December 31, 2005 and 2004 (dollars in thousands):

						To be well-
			For capital			capitalized under prompt
	Actual		adequacy purposes			corrective action provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2005:
Total capital (to risk-weighted assets)	$54,829	18.55%	$ >23,647	>	8%	$ >29,559	>	10%
Tier 1 capital (to risk-weighted assets)	51,678	17.48%	>11,823	>	4	>17,735	>	6
Tier 1 capital (to average assets)	51,678	11.61%	>17,800	>	4	>22,250	>	5

As of December 31, 2004:
Total capital (to risk-weighted assets)	$44,567	16.42%	$ >21,716	>	8%	$ >27,146	>	10%
Tier 1 capital (to risk-weighted assets)	41,673	15.35%	>10,858	>	4	>16,287	>	6
Tier 1 capital (to average assets)	41,673	9.41%	>17,714	>	4	>22,143	>	5

(14)              Parent Company Condensed Financial Statements

The following is condensed financial information of the parent company as of December 31, 2005 and 2004, and for years ended December 31, 2005, 2004, and 2003 (dollars in thousands):

Condensed Balance Sheets

	December 31,	December 31,
	2005	2004
Assets
Cash	$8,011	40
Investment securities	1,133	1,065
Investment in Bank	53,432	54,261
Other	1,800	571
Total assets	$64,376	55,937
Liabilities and Stockholders’ Equity
Borrowed funds	$19,796	13,268
Other	507	500
Stockholders’ equity	44,073	42,169
Total liabilities and stockholders’ equity	$64,376	55,937

Condensed Statements of Earnings

	Years ended December 31,
	2005	2004	2003
Dividends from Bank	$4,457	5,105	3,424
Interest income	43	70	75
Other income	53	316	559
Interest expense	(770)	(542)	(4)
Other expense, net	(189)	(196)	(198)

Income before equity in undistributed earnings of Bank	3,594	4,753	3,856
(Decrease)/increase in undistributed equity of Bank	6	(625)	1,097
Earnings before income taxes	3,600	4,128	4,953
Income tax (benefit)/expense	(297)	(123)	101
Net earnings	$3,897	4,251	4,852

Condensed Statements of Cash Flows

	Years ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net earnings	$3,897	4,251	4,852
Decrease/(increase) in undistributed equity of Bank	(6)	625	(1,097)
Other	(1,247)	1,364	(1,789)
Net cash provided by operating activities	2,644	6,240	1,966
Cash flows from investing activities:
Purchase of investment securities available-for-sale	(112)	(551)	—
Proceeds from sales and maturities of investment securities available-for-sale	160	926	1,252
Cash paid in acquisition of First Kansas	—	(17,502)	—
Net cash provided by/(used in) investing activities	48	(17,127)	1,252
Cash flows from financing activities:
Issuance of shares under stock option plan	196	221	479
Proceeds from other borrowings	9,998	9,555	8,248
Repayments on other borrowings	(3,470)	(4,535)	—
Purchase of treasury stock	(1)	(3,055)	(1,871)
Payment of dividends	(1,444)	(1,421)	(1,331)
Net cash provided by financing activities	5,279	765	5,525
Net (decrease)/increase in cash	7,971	(10,122)	8,743
Cash at beginning of year	40	10,162	1,419
Cash at end of year	$8,011	40	10,162

Dividends paid by the Company are provided through subsidiary bank dividends. At December 31, 2005, the Bank could distribute dividends of up to $478,000 without regulatory approvals.

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

(16)              Intangible Assets

The following table presents information about the Company’s intangible assets:

	December 31, 2005		December 31, 2004
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
Amortizing intangible assets:
Core deposit premium	$2,818,602	(774,588)	1,385,000	(491,501)
Mortgage servicing rights	775,666	(401,467)	766,891	(320,559)
Total	$3,594,268	(1,176,055)	2,151,891	(812,060)

Aggregate amortization expense for the years ended December 31, 2005, 2004 and 2003, was $449,000, $375,000 and $426,000, respectively. The following is estimated amortization expense for the years ending December 31:

Year:	Amount
2006	$604,000
2007	553,000
2008	336,000
2009	271,000
2010	219,000

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

The Company guarantees payments to holders of certain trust preferred securities issued by wholly owned grantor trusts. The securities are due in 2034 and 2036 and are redeemable beginning in 2009 and 2011. The maximum potential future payments guaranteed by the Company, which includes future interest and principal payments through maturity, was approximately $48.2 million at December 31, 2005. At December 31, 2005, the Company had a recorded liability of $16.6 million of principal and accrued interest to date, representing amounts owed to the Trust.

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

(18)               Pending Acquisition

The Company announced the completion of the acquisition of First Manhattan Bancorporation, Inc. (FMB) effective January 1, 2006. The thrift was merged into the Company’s wholly-owned subsidiary, Landmark National Bank, immediately following the acquisition. This acquisition expanded our market share in Manhattan and further expanded the Company’s presence in higher-growth market areas. At December 31, 2005, FMB had total assets of $129 million, including loans and deposits of $109 million and $107 million, respectively. The Company paid $12.9 million for all of the outstanding stock of FMB. In connection with the acquisition, the Company recorded a core deposit intangible asset of $2.6 million, which is being amortized on an accelerated basis over 10 years, and goodwill of approximately $5.5 million, none of which is deductible for tax purposes. Pro forma information for the year ended December 31, 2005, as if the acquisition was consummated January 1, 2005 is as follows (in thousands, except per share data):

Revenue	$29,378
Net earnings	4,101
Basic earnings per share	1.84
Diluted earnings per share	1.84

CORPORATE INFORMATION

DIRECTORS OF LANDMARK BANCORP, INC. AND LANDMARK NATIONAL BANK

Larry Schugart, Chairman

Former President and Chief Executive Officer

Landmark Bancshares, Inc.

Patrick L. Alexander

President and Chief Executive Officer

Landmark Bancorp, Inc. and Landmark National Bank

Richard A. Ball

CPA

Ball Consulting Group, Ltd.

Brent A. Bowman

Vice President

Bowman Bowman and Novick, Inc.

   Architects and Landscape Architects

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

Mark A. Herpich

Executive Vice President, Secretary and Cashier

Michael E. Scheopner

Executive Vice President, Credit Risk Manager

Dean R. Thibault

Executive Vice President – Commercial Lending

Larry R. Heyka

Market President - Manhattan

Mark J. Oliphant

Market President - Dodge City

STOCK PRICE INFORMATION

Our common stock has traded on the Nasdaq National Market System under the symbol “LARK” since 2001. At December 31, 2005, the Company had approximately 1,090 stockholders, consisting of approximately 450 owners of record and approximately 640 beneficial owners of our common stock. Set forth below are the reported high and low bid prices of the common stock and dividends paid during the past two years. Information presented below has been adjusted to give effect to the 5% stock dividends declared in December 2005 and 2004.

			Cash
Year Ended December 31, 2005	High	Low	Dividends
First Quarter	$29.04	$27.14	$0.1619
Second Quarter	29.05	23.43	0.1619
Third Quarter	25.20	22.63	0.1619
Fourth Quarter	24.95	21.00	0.1619

			Cash
Year Ended December 31, 2004	High	Low	Dividends
First Quarter	$27.87	$24.67	$0.1542
Second Quarter	28.44	25.40	0.1542
Third Quarter	28.44	25.24	0.1542
Fourth Quarter	28.13	25.68	0.1542

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State University Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 17, 2006 at 2:00 PM.

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

Kansas City, Missouri 64106