Form 10-K, Exhibit 13
period 2006-12-31
LANDMARK BANCORP INC
filed 2007-03-29
CIK 1141688

EXHIBIT 13.1

2006 ANNUAL REPORT TO STOCKHOLDERS

To our Stockholders, Customers and Friends

Growth and profitability were the key words for Landmark Bancorp, Inc. in 2006.  Total assets grew to $591 million in 2006 compared to $465 million the previous year.  Net earnings grew to $6.0 million compared to $3.9 million the previous year.  Earnings per share increased 54% to $2.55 on a fully diluted basis.  This growth in both earnings and assets translated into a return on average equity of 13.01% and a return on average assets of 1.01%.  Landmark now has twenty banking facilities in sixteen communities across the state of Kansas.  The cash dividends to stockholders grew 8% to $0.67 per share in 2006 and we continued our annual practice of paying a 5% stock dividend to our stockholders.  Our net yield on interest earning assets increased from 3.16% in 2005 to 3.49% in 2006.  The acquisition of First Manhattan Bancorporation was consummated on January 1, 2006 and we assimilated the new facilities throughout the year.  We are excited about the progress and growth accomplished in 2006 and look forward to 2007.  The space below will outline the challenges and success we experienced in 2006 and describe the opportunities that lie before us in 2007.

We were pleased to see net earnings increase from $3.9 million in 2005 to $6.0 million in 2006 and diluted earnings per share increase from $1.66 to $2.55 for the same period.  A number of factors contributed to this robust increase in net earnings.  The acquisition of First Manhattan Bancorporation in January 2006 increased our assets by approximately $129 million, which contributed significantly to our increased earnings.  However, the improvement in earnings performance was the result of more than just an increase in earning assets.  We estimate that we were able to achieve in excess of $1 million in annual operating cost savings due to the assimilation of the First Manhattan Bancorporation into the Landmark Bancorp organization.  We were able to eliminate redundant expenses that resulted from the main banking offices of both organizations being located in Manhattan, Kansas.  The close physical proximity of the four banking offices in Manhattan after the acquisition allowed us to combine them into two locations.  The “in market” nature of the acquisition gave us greater cost saving opportunities than might have otherwise been available.  Further contributing to our increased earnings was an improvement in the net yield on interest earning assets from 3.16 percent in 2005 to 3.49 percent in 2006.  We felt very good about this improvement in an interest rate environment with an inverted yield curve which is generally hostile to bank interest margins.  I will discuss this in further detail below.  Additionally, we felt good about the increase in our non-interest income as it increased from $5.1 million in 2005 to $6.9 million in 2006.  This increase was led by a $913 thousand increase in fees and service charges and further supplemented by a $502 thousand increase in gains on sale of loans from our mortgage banking activities.  The increases in both the net yield on interest earning assets and non-interest income exceeded the increase in operating expenses attributable to the acquisition and the increased interest expense resulting from increased borrowings incurred to finance the acquisition.  This year’s results are a significant improvement in financial performance over the previous year and lay a strong foundation for future performance.

We remain in an interest rate environment that historically has not been favorable to bank net interest margins and earnings.  We have experienced an inverted yield curve for approximately one year, where short term interest rates are higher than intermediate and long term rates.  Generally, this is particularly adverse to bank earnings due to the fact that most bank deposits and funding sources are relatively short term and the majority of bank loans and investments have longer maturities in the one to five year range.  The combined dynamics of a bank’s maturity structure and an inverted yield curve usually causes bank interest margins to compress and net interest income to decrease.  We were able to withstand these pressures in 2006 and increase our net yield on average interest earning assets by 33 basis points.  Several factors combined to contribute to this increase.  Over the last few years when interest rates were at historical lows, we refrained from chasing yields and locking in loan and investment yields with longer maturities.  This disciplined approach let our balance sheet respond positively from a repricing perspective as short term interest rates increased over the last couple of years.  Additionally, we were able to continue to diversify our loan mix out of one-to-four family residential loans into higher yielding commercial loans that re-price on a more frequent basis.  While we continue to originate and refinance a significant number of one-to-four family residential loans, many of these loans are sold into the secondary market.  In 2006, we saw commercial loans increase approximately $5.0 million while residential loans decreased approximately $12.0 million, due to normal amortization and pre-payments.  Finally, we restructured a portion of our investment portfolio by selling relatively short term investments at a loss and re-investing those proceeds in longer maturity investments at significantly higher yields.  We took these steps to restructure the investment portfolio due to a belief that interest rates were nearing a peak in mid-2006 and we did not want to miss the opportunity to lock in higher yielding investments.  We are excited that we were able to accomplish these improvements within the current interest rate environment.

Significant strides were made in 2006 toward our long term goal of increasing non-interest income.  We experienced a 27 percent increase in fees and service charges due to both the increase in our total assets and our product offerings and marketing efforts.  We were able to capitalize on our mortgage banking activities with an increase in gains on sale of loans of $502 thousand, which is an increase of 79 percent over the previous year.  We anticipate continued emphasis on the origination of owner occupied residential mortgage loans to take advantage of our strong market position and reputation in this area and the growth that is occurring in the Manhattan and Junction City markets.  Additionally, we are looking to expand our mortgage banking efforts in the Topeka and Lawrence market areas.  Increasing non-interest income will continue to be an area of emphasis as we go forward as we strive to reduce our dependency upon net interest margin in a highly competitive environment.

As we look forward, competition within the banking industry is as strong as it has ever been.  While the number of banks has shrunk significantly over the past several years, the number of branch banking offices has continued to increase.  Added to this increasing number of banking facilities is a growing number of non-traditional bank competitors offering banking products.  These non-traditional competitors include credit unions, insurance company-owned banks, finance companies, internet banks, foreign owned banks, and even quasi governmental agencies such as Farm Credit Services.  All of these providers are competing fiercely for loans and deposits.  Geographic boundaries are becoming less and less of a constraint.  We are experiencing pressure on loan pricing and finding deposits more difficult to attract at what were once considered reasonable rates within our markets.  In an environment such as this, it is imperative that we focus our marketing and business development efforts.  We must price our products competitively and at the same time insure that we are appropriately rewarded for risk and the operational costs incurred to deliver our services.  It is critical that we continue to improve and enhance our level of customer service and build meaningful relationships with our customers.  We must also strive to be as efficient as possible in order to compete with the wide array of competitors now offering financial services.  We continue to strive for improvement in all of these areas.  This last year we have focused internally on our business processes and how we do business.  We continue to examine how we can better serve our customers and at the same time improve the efficiency of our processes.  Along with these efforts we must continue to grow, both internally and by acquisition, in order to spread our expense base and the regulatory burden over a larger asset base.

Your company has never been better positioned to take advantage of the opportunities that lie before us.  Our capital base has grown to $49.2 million.  The primary markets within which we operate are economically diverse, growing and have strong economies.  We have had a year of record profits.  Our management team continues to strengthen as we grow and add key personnel that have proven track records and skill sets.  Our people demonstrate a tremendous desire to serve our customers and our stockholders.  While the competition has never been keener, we have never been as well prepared to compete and succeed as we are now.  We are excited about your company’s prospects and the future for continued growth and profitability.

I would like to thank our stockholders for your continued support and confidence.  We continually strive to operate the company in a way that will enhance stockholder value and reward your investment with a strong, profitable organization of which you can take pride in.  I am especially proud of and indebted to my associates that have put forth a tireless effort throughout the years and made the growth, strength, and profitability of the company possible.  Our associates are the backbone of the company and our most treasured asset.  I know they will continue to strive to improve the way we go about doing business and further enhance our opportunities for success.  And finally, I must thank our customers for their confidence, support, and patronage.  We will continue to work to deliver quality financial services to enable you to succeed and prosper in your business and personal endeavors.  We look forward to 2007 and are anxious to continue the Landmark Bancorp, Inc. traditions of growth, profitability, financial strength and success.

Sincerely,

Patrick L. Alexander

President and Chief Executive Officer

SELECTED FINANCIAL AND OTHER DATA OF LANDMARK BANCORP, INC.

	At or for the years ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share amounts)
Selected Financial Data:
Total assets	$590,568	$465,110	$442,091	$334,046	$341,314
Loans (1)	380,688	275,729	278,260	215,030	229,112
Investments available-for-sale	145,884	140,131	133,604	99,746	89,296
Cash and cash equivalents	14,752	21,491	7,845	7,708	11,449
Deposits	444,485	331,273	302,868	253,108	264,281
Borrowings	90,416	85,258	94,571	33,755	26,203
Stockholders’ equity	49,236	44,073	42,169	42,572	41,074

Selected Operating Data:
Interest income	$34,394	$22,125	$19,949	$17,276	$19,562
Interest expense	15,639	8,957	7,000	5,655	7,111
Net interest income	18,756	13,167	12,949	11,622	12,451
Provision for loan losses	235	385	460	240	182
Net interest income after provision for loan losses	18,521	12,782	12,489	11,382	12,269
Non-interest income	6,913	5,056	5,125	4,974	3,856
Non-interest expense	17,345	12,282	11,353	9,229	9,184
Earnings before income taxes	8,089	5,556	6,261	7,127	6,941
Income tax expense	2,079	1,659	2,010	2,275	2,363
Net earnings	$6,010	$3,897	$4,251	$4,852	$4,578
Net earnings per share (2):
Basic	$2.57	$1.67	$1.78	$1.99	$1.81
Diluted	2.55	1.66	1.77	1.97	1.76
Dividends per share (2)	0.67	0.62	0.59	0.54	0.48
Book value per common share outstanding (2)	21.07	18.83	18.12	17.61	16.81

Other Data:
Return on average assets	1.01%	0.87%	0.98%	1.46%	1.35%
Return on average equity	13.01	9.04	9.98	11.53	11.31
Equity to total assets	8.34	9.48	9.54	12.74	12.03
Net interest rate spread	3.22	2.89	2.93	3.35	3.44
Net yield on average interest-earning assets	3.49	3.16	3.19	3.71	3.86
Non-performing assets to total assets	0.68	0.88	0.37	0.45	0.41
Non-performing loans to net loans	0.94	1.21	0.41	0.56	0.42
Allowance for loan losses to total loans	1.05	1.14	1.04	1.07	1.12
Dividend payout ratio	26.17	37.14	33.33	27.63	27.57
Number of full service banking offices	20	17	16	12	12

** Our selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements, including the related notes.

(1)	Includes loans held for sale totaling $1.4 million, $1.2 million, $846,000, $734,000 and $5.1 million at December 31, 2006, 2005, 2004, 2003 and 2002, respectively.
(2)	All per share amounts have been adjusted to give effect to the 5% stock dividends paid in December 2006, 2005, 2004, 2003 and 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE PROFILE AND OVERVIEW

Landmark Bancorp, Inc. is a one-bank holding company incorporated under the laws of the State of Delaware and is engaged in the banking business through its wholly-owned subsidiary, Landmark National Bank.  Landmark Bancorp is listed on the Nasdaq Global Market under the symbol “LARK”.  Landmark National Bank is dedicated to providing quality financial and banking services to its local communities.  Our strategy includes continuing a tradition of quality assets while growing our commercial and commercial real estate loan portfolios.  We are committed to developing relationships with our borrowers and providing a total banking service.

Landmark National Bank is principally engaged in the business of attracting deposits from the general public and using such deposits, together with Federal Home Loan Bank borrowings and funds from operations, to originate commercial real estate and non-real estate loans and one-to-four family residential mortgage loans. Landmark National Bank also originates consumer loans, small business loans, multi-family residential mortgage loans and home equity loans.  Although not our primary business function, we do invest in certain investment and mortgage-related securities using deposits and other borrowings as funding sources.

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

We are significantly impacted by prevailing economic conditions including federal monetary and fiscal policies and federal regulations of financial institutions.  Deposit balances are influenced by numerous factors such as competing investments, the level of income and the personal rate of savings within our market areas.  Factors influencing lending activities include the demand for housing and the interest rate pricing competition from other lending institutions.

Currently, our business consists of ownership of Landmark National Bank, with its main office in Manhattan, Kansas and nineteen branch offices in eastern, central and southwestern Kansas.

We completed the cash acquisition of all of the outstanding equity of First Manhattan Bancorporation, Inc. (“FMB”) effective January 1, 2006.  FMB’s subsidiary thrift was merged into Landmark National Bank immediately following the acquisition.  This acquisition expanded our market share in Manhattan and further expanded our presence in higher-growth market areas.  FMB was a single thrift holding company based in Manhattan, Kansas, with locations in Manhattan, Junction City and Lawrence, Kansas.  At December 31, 2005, FMB had total assets of $129 million, including loans and deposits of $109 million and $107 million, respectively.  We paid cash in the amount of $12.9 million for all of the outstanding stock of FMB.  In connection with the acquisition, we recorded a core deposit intangible asset of $2.6 million, which is being amortized on an accelerated basis over 10 years.  The acquisition cost in excess of the net assets and identifiable intangible assets acquired, has been recorded as goodwill of $5.5 million, none of which is deductible for tax purposes.  The results for the year ended December 31, 2006, include FMB’s results of operations since January 1, 2006.

On August 19, 2005, we acquired two branch locations in Great Bend, Kansas from UMB Financial Corporation.  Pursuant to the purchase agreement, we assumed approximately $33.3 million in deposits and acquired the related branch premises and equipment.  We received cash of approximately $30.4 million and recorded a core deposit intangible of $1.4 million, which is not deductible for tax purposes.

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

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those which are both most important to the portrayal of our financial condition and results of operations, and require our management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Our critical accounting policies relate to the allowance for loan losses, the valuation of investment securities, accounting for income taxes and the accounting related to business acquisitions, all of which involve significant judgment by our management.

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

We report our available for sale investment securities at estimated fair values based on readily ascertainable values which are obtained from independent sources.  Our management performs periodic reviews of the investment securities to determine if any investment securities have declined in value which might be considered other than temporary.  Our most recent review showed that the decrease in fair value of the securities, resulting in an unrealized loss position, was related to changes in interest rates.  None of the unrealized losses are related to credit deterioration.  We have the ability and intent to hold these securities until market values recover, including up to the maturity date.  Although we believe that our estimates of the fair values of investment securities to be reasonable, economic and market factors may affect the amounts that will ultimately be realized from these investments.

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

We have completed several business and asset acquisitions which have generated significant amounts of goodwill and intangible assets and related amortization.  The values assigned to goodwill and intangibles, as well as their related useful lives, are subject to judgment and estimation by our management.  Goodwill and intangibles related to acquisitions are determined and based on purchase price allocations.  Valuation of intangible assets is generally based on the estimated cash flows related to those assets, while the initial value assigned to goodwill is the residual of the purchase price over the fair value of all identifiable assets acquired and liabilities assumed.  If the carrying value of the goodwill exceeded the implied fair value of the goodwill, an impairment loss would be recorded in an amount equal to that excess.  Performing such a discounted cash flow analysis involves the use of estimates and assumptions.  Useful lives are determined based on the expected future period of the benefit of the asset, the assessment of which considers various characteristics of the asset, including the historical cash flows.  Due to the number of estimates involved related to the allocation of purchase price and determining the appropriate useful lives of intangible assets, we have identified purchase accounting as a critical accounting policy.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

SUMMARY OF PERFORMANCE.  Net earnings for 2006 increased $2.1 million, or 54.2%, to $6.0 million as compared to 2005.  Our improved earnings were attributed primarily to our acquisition of FMB along with continued improvement in our net interest margin.  The acquisition allowed for continued growth in non-interest income items such as fees and service charges and gains on sale of loans.  At the same time, we were able to realize cost savings associated with the assimilation of the FMB franchise during 2006.

The year ended December 31, 2006 resulted in diluted earnings per share of $2.55 compared to $1.66 for 2005.  Return on average assets was 1.01% for 2006, compared to 0.87% for 2005.  Return on average stockholders’ equity was 13.01% for 2006, compared to 9.04% for 2005.

We distributed a 5% stock dividend for the sixth consecutive year in December 2006.  All per share and average share data in this section reflects the 2006 and 2005 stock dividends.

INTEREST INCOME.  Interest income for 2006 increased $12.3 million, or 55.5%, to $34.4 million from $22.1 million for 2005.  This increase was primarily the result of the increase in interest earning assets as a result of the acquisition of FMB at the beginning of 2006.  Average loans for 2006 increased to $393.7 million from $275.2 million in 2005.  Interest income on loans increased $11.0 million, or 63.6%, to $28.3 million for 2006.  Also contributing to the higher interest income was an increase in the average yield on loans from 6.28% during 2005 to 7.19% during 2006.  Average investment securities increased from $141.8 million for 2005, to $144.1 million for 2006.  Interest income on investment securities increased $1.3 million, or 26.3%, to $6.1 million for 2006, due to the increase in interest rates which allowed the yields on our investments purchased in 2006 to exceed the yields on the investments which either matured or were sold during the past year.  The average yield on our investment securities increased to 4.23% during 2006 from 3.41% during 2005.

INTEREST EXPENSE.  Interest expense for 2006 increased 74.6%, or $6.7 million, to $15.6 million from $9.0 million for 2005.  Interest expense on deposits increased to $10.9 million, or 96.5%, from $5.6 million in 2005 as average deposits increased from $313.4 million for 2005, to $439.7 million during 2006.  The increase in interest expense on deposits resulted from the addition of approximately $106.8 million in deposits that we acquired through the FMB acquisition, as well as from the repricing of deposits due to the rise in interest rates.  The average rate on our certificates of deposit increased from 2.69% in 2005 to 3.78% in 2006.  Average borrowings for 2006 increased to $103.8 million from $88.6 million for 2005.  The increase in average borrowings related primarily to debt acquired in the FMB acquisition.  Corresponding with the increase in average borrowings for the comparable periods, interest expense on borrowings increased $1.3 million, or 38.6%.  Additionally, contributing to the increase in interest expenses on borrowings were increased interest rates, as the average rate on our borrowings increased from 3.82% in 2005 to 4.52% in 2006.

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

Net interest income for the year ended December 31, 2006 increased $5.6 million to $18.8 million compared to the year ended December 31, 2005, an increase of 42.4%.  This increase was due primarily to the higher level of interest earning assets obtained in the acquisition of FMB and an improvement in the net interest margin to

3.49% for 2006 from 3.16% for 2005.  The improvement in our net interest margin was impacted by our balance sheet positioning over the past couple of years, when interest rates were at historical lows, to maintain a short term repricing strategy for our interest earning assets.  This approach allowed our assets to reprice to higher rates at a faster pace than our liabilities repriced during 2006, as short and intermediate rates increased.  Also contributing to the increase was our ability to continue to diversify our loan portfolio through the growth in commercial loans during 2006.  Although the FMB acquisition increased our one-to-four family residential loan totals, our percentage of one-to-four family residential loans declined from 41.4% at December 31, 2005 to 39.5% at December 31, 2006.  This reduction in one-to-four family residential loans was due to normal refinancings and amortization.  Another factor was the restructuring of a part of our investment portfolio whereby we sold some of our lower yielding, short term investments at a loss and purchased longer term investments with higher yields during the middle of 2006.

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

The provision for loan losses decreased to $235,000 for 2006, compared to $385,000 for 2005.  Our regular review of the loan portfolio prompted a decrease in our provision, primarily as a result of improvement in the asset quality of the commercial loan portfolio.  At December 31, 2006, the allowance for loan losses was $4.0 million, or 1.1% of gross loans outstanding, compared to $3.2 million, or 1.1% of gross loans outstanding, at December 31, 2005.  For further discussion of the provision for loan losses, refer to the “Asset Quality and Distribution” section.

NON-INTEREST INCOME.  Non-interest income increased $1.9 million or 36.7%, during 2006, to $6.9 million compared to 2005.  This improvement was primarily the result of a $502,000, or 78.6%, increase of gains on sale of loans, and an increase in fees and service charges of $913,000, or 26.9%, both of which are primarily attributable to volume increases associated with the FMB acquisition.  Additionally, total non-interest income included $717,000 in gains recognized from the sale of other assets, primarily from the sale of our previous headquarters located at 800 Poyntz, Manhattan, Kansas.  Also contributing to the increased non-interest income during 2006 was a $308,000 increase in bank owned life insurance income, which resulted from the purchase of additional policies totaling $7.5 million in March 2006.  Partially offsetting these increases were losses of $300,000 on the sale of investment securities during 2006 compared to a gain of $47,000 for 2005.  The losses incurred during 2006 were the result of repositioning our investment portfolio by selling some relatively short term, lower yielding investment securities and purchasing longer term, higher yielding investment securities.  These increases more than offset the $407,000 gain on prepayment of Federal Home Loan Bank borrowings recognized in the third quarter of 2005.

NON-INTEREST EXPENSE.  Non-interest expense increased $5.1 million, or 41.2%, to $17.3 million for 2006, as compared to 2005.  The increase in non-interest expense for 2006 as compared to 2005 resulted primarily from a $2.6 million increase in compensation and benefits, an $812,000 increase in occupancy and equipment, a $580,000 increase in amortization, a $175,000 increase in professional fees and a $182,000 increase in data processing expenses.  These increases were primarily from the impact of the FMB acquisition and the late 2005 acquisition of two branches in Great Bend, Kansas.  While we have made significant progress achieving cost savings by consolidating our personnel, operations and facilities, the impact of the acquisitions included a net increase in personnel, equipment and facilities and the number of accounts being processed.  Also contributing to the increase in non-interest expense was the opening of a new branch location in Topeka, Kansas during August 2006.

INCOME TAXES.  Income tax expense increased $421,000, or 25.4%, to $2.1 million for 2006, from $1.7 million for 2005.  The increase in income tax expense for 2006 resulted from the increase in taxable income during 2006 as compared to 2005.  Offsetting the increase in taxable income was a decline in the effective tax rate for 2006, which decreased to 25.7% from 29.9% for 2005.  The effective tax rate for 2006 was lower than 2005 primarily because we recognized certain previously unrecorded tax benefits due to the resolution of tax uncertainties, along with an increase in non-taxable income related to bank owned life insurance and municipal investments.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

SUMMARY OF PERFORMANCE.  Net earnings for 2005 decreased $354,000, or 8.3%, to $3.9 million as compared to 2004.  This decline in net earnings was generally attributable to reduced gains on sales of loans and investments and an increased non-interest expense which was partially offset by gains on repayment of FHLB borrowings and an improvement in net interest income.  The gains on sales of loans decreased as residential mortgage refinancing activity continued to slow as interest rates increased from the beginning of 2004.  The increases in non-interest expense and the improvement of net interest income primarily resulted from our acquisition of First Kansas on April 1, 2004, as we incurred additional expenses associated with operating these new branches and as our average earning assets increased.

The year ended December 31, 2005 resulted in diluted earnings per share of $1.66 compared to $1.77 for 2004.  Return on average assets was 0.87% for 2005, compared to 0.98% for 2004.  Return on average stockholders’ equity was 9.04% for 2005, compared to 9.98% for 2004.

We distributed a 5% stock dividend for the fifth consecutive year in December 2005.  All per share and average share data in this section reflects the 2006 and 2005 stock dividends.

INTEREST INCOME.  Interest income for 2005 increased $2.2 million, or 10.9%, to $22.1 million from $19.9 million for 2004.  This increase was partially the result of the increase in interest earning assets as 2005 was the first full year for the First Kansas acquisition in addition to the rise in interest rates experienced during 2005.  Average loans for 2005 increased to $275.2 million from $267.0 million for the same period in 2004.  Interest income on loans increased $1.6 million, or 10.3%, to $17.3 million for 2005.  Average investment securities increased from $139.0 million for 2004, to $141.8 million for 2005.  Interest income on investment securities increased $554,000, or 13.0%, to $4.8 million for 2005, due to the increase in interest rates which allowed the yields on our investments purchased in 2005 to exceed the yields on our maturing investments.

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

NET INTEREST INCOME.  Net interest income for 2005 totaled $13.2 million, a 1.7% increase, as compared to $12.9 million for 2004, due primarily to a higher level of net interest earning assets obtained through the First Kansas acquisition in April 2004.  Average earning assets increased during 2005 to $417.0 million from $405.9 million for 2004.  The net interest margin on earning assets was 3.16% for 2005, down from 3.19% for the same period of 2004.  The decline in our net interest margin was primarily the result of the increased FHLB advances acquired with the First Kansas acquisition which are priced relatively higher than deposit rates.  Additionally, the residential mortgage loans acquired with the First Kansas acquisition were also at rates that were relatively lower than the average of our loan portfolio prior to the acquisition.  Also contributing to the decline in the net interest margin was a continued reduction in loans arising from payoffs and refinancing in the one-to-four family residential loan portfolio exceeding our ability to generate new commercial and consumer loans.

PROVISION FOR LOAN LOSSES.  The provision for loan losses decreased to $385,000 for 2005, compared to $460,000 for 2004.  Our continuous review of the loan portfolio prompted a decrease in our provision, primarily as a result of improvement in the asset quality of the commercial loan portfolio.  At December 31, 2005, the allowance for loan losses was $3.2 million, or 1.1% of gross loans outstanding, compared to $2.9 million, or 1.0% of gross loans outstanding, at December 31, 2004.  For further discussion of the provision for loan losses, refer to the “Asset Quality and Distribution” section.

NON-INTEREST INCOME.  Non-interest income remained relatively flat, decreasing $69,000, or 1.4%, for 2005 to $5.1 million.  The decrease in non-interest income reflected a 35.3% decline in the gains on sale of loans from $987,000 for 2004, to $639,000 for 2005 as our residential mortgage financing activities slowed to more normal levels.  Also contributing to this decrease was decreased gains on sale of investments of $312,000 for 2005 as compared to 2004, resulting from fewer equity security sales from our holding company’s investment portfolio.  Offsetting these decreases in non-interest income was a $407,000 gain on the repayment of $10.0 million of FHLB advances.  Also offsetting this decrease was increased fees and service charges of $238,000 for 2005, as compared to 2004, relating primarily to increased deposit service charges associated with increased retail checking accounts.

NON-INTEREST EXPENSE.  Non-interest expense increased $929,000, or 8.2%, to $12.3 million for 2005, as compared to 2004.  The increase in non-interest expense for 2005 as compared to 2004 resulted primarily from a $276,000 increase in compensation and benefits, a $155,000 increase in occupancy and equipment, a $128,000 increase in data processing expenses, and a $75,000 increase in amortization expense.  These increases were primarily associated with the operations of the branches acquired from First Kansas and the two branches in Great Bend.  Also contributing to the increase in non-interest expense for 2005, was an increase of $102,000 in advertising expenses related to a marketing initiative that was introduced during 2004.

INCOME TAXES.  Income tax expense decreased $351,000, or 17.5%, to $1.7 million for 2005, from $2.0 million for 2004.  The decrease in income tax expense for 2005, resulted primarily from a decrease in taxable income along with an increase in the utilization of tax exempt investments.  The effective tax rate for 2005, was 29.9% as compared to 32.1% for 2004.

AVERAGE ASSETS/LIABILITIES.  The following table sets forth information relating to average balances of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2006, 2005 and 2004.  This table reflects the average yields on assets and average costs of liabilities for the periods indicated (derived by dividing income or expense by the monthly average balance of assets or liabilities, respectively) as well as the “net interest margin” (which reflects the effect of the net earnings balance) for the periods shown.

AVERAGE BALANCE SHEETS – AVERAGE YIELD AND RATES

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets
Interest-earning assets:
Investment securities (1)	$144,110	$6,101	4.23%	$141,790	$4,830	3.41%	$139,008	$4,276	3.08%
Loans receivable, net (2)	393,709	28,294	7.19%	275,183	17,294	6.28%	266,938	15,673	5.87%

Total interest-earning assets	537,819	34,395	6.40%	416,973	22,124	5.31%	405,946	19,949	4.91%
Non-interest-earning assets	59,573			32,347			27,766

Total	$597,392			$449,320			$433,712

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Certificates of deposit	$226,963	$8,570	3.78%	$162,442	$4,369	2.69%	$160,251	$2,849	1.78%
Money market and NOW accounts	131,470	2,287	1.74%	95,010	1,129	1.19%	93,640	811	0.87%
Savings accounts	29,914	90	0.30%	24,520	73	0.30%	20,304	285	1.40%
FHLB advances and other borrowings	103,805	4,692	4.52%	88,599	3,386	3.82%	80,109	3,055	3.81%

Total interest-bearing liabilities	492,152	15,639	3.18%	370,571	8,957	2.42%	354,304	7,000	1.98%
Non-interest-bearing liabilities	59,031			35,644			36,796
Stockholders’ equity	46,209			43,105			42,612
Total	$597,392			$449,320			$433,712

Net interest income		$18,756			$13,167			$12,949
Interest rate spread (3)			3.22%			2.89%			2.93%
Net interest margin (4)			3.49%			3.16%			3.19%
Ratio of average interest-earning assets to average interest-bearing liabilities		109.28%			112.52%			114.58%

(1)

Income on investment securities includes all securities and interest bearing deposits in other financial institutions. Interest on tax exempt investment securities is not presented on a tax equivalent basis.

(2)	Includes loans classified as non-accrual.
(3)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average interest-earning assets.

QUARTERLY RESULTS OF OPERATIONS

	Fiscal 2006 Quarters Ended
	March 31	June 30	September 30	December 31
Interest income	$8,137,331	$8,346,242	$8,837,471	$9,073,397
Interest expense	3,491,944	3,799,355	4,115,091	4,232,494
Net interest income	4,645,387	4,546,887	4,722,380	4,840,903
Provision for loan losses	60,000	15,000	80,000	80,000
Net interest income after provision for loan losses	4,585,387	4,531,887	4,642,380	4,760,903
Non-interest income	1,691,541	1,941,325	1,683,077	1,597,204
Non-interest expense	4,236,854	4,217,154	4,313,570	4,577,030
Earnings before income taxes	2,040,074	2,256,058	2,011,887	1,781,077
Income tax expense	619,160	659,968	548,240	252,087
Net earnings	$1,420,914	$1,569,090	$1,463,647	$1,528,990
Earnings per share(1):
Basic	$0.61	$0.68	$0.63	$0.65
Diluted	0.60	0.68	0.62	0.65

	Fiscal 2005 Quarters Ended
	March 31	June 30	September 30	December 31
Interest income	$5,151,585	$5,450,664	$5,717,033	$5,805,333
Interest expense	2,040,791	2,230,316	2,348,756	2,337,411
Net interest income	3,110,794	3,220,348	3,368,277	3,467,922
Provision for loan losses	120,000	105,000	100,000	60,000
Net interest income after provision for loan losses	2,990,794	3,115,348	3,268,277	3,407,922
Non-interest income	1,060,415	1,277,020	1,584,377	1,134,249
Non-interest expense	2,898,242	3,010,929	3,075,021	3,298,129
Earnings before income taxes	1,152,967	1,381,439	1,777,633	1,244,042
Income tax expense	349,591	431,775	544,377	333,174
Net earnings	$803,376	$949,664	$1,233,256	$910,868
Earnings per share(1):
Basic	$0.34	$0.41	$0.53	$0.39
Diluted	0.34	0.41	0.52	0.39

(1) All per share amounts have been adjusted to give effect to the 5% stock dividend paid during December 2006 and 2005.

FINANCIAL CONDITION

ASSET QUALITY AND DISTRIBUTION.  Total assets increased to $590.6 million at December 31, 2006, compared to $465.1 million at December 31, 2005, primarily due to the FMB acquisition.  Our primary ongoing sources of funds are deposits, FHLB borrowings, proceeds from principal and interest payments on loans and investment securities and proceeds from the sale of mortgage loans and investment securities.  While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates and economic conditions.

Net loans, excluding loans held for sale, increased $104.8 million to $379.3 million as of December 31, 2006 from $274.5 million as of December 31, 2005.  This increase was primarily the result of the addition of $109.4 million in loans in the FMB acquisition.  Excluding the acquisition of FMB, our loans declined $3.3 million as a result of refinancings and paydowns in our residential portfolio, which slightly exceeded our commercial loan originations.  We have concentrated on generating commercial loans over the past few years and are pleased that this segment of our loan portfolio has grown.  While the FMB acquisition increased our one-to-four family residential loan totals, as the majority of the acquired loans were residential, we plan to continue our efforts to grow our commercial lending activities.  As of December 31, 2006, our one-to-four family residential loans comprised 39.5% of total loans, down from 41.4% at December 31, 2005.  We anticipate continuing to diversify our loan portfolio composition through our continued planned expansion of commercial lending activities.

Our primary investing activities are the origination of commercial, mortgage and consumer loans and the purchase of investment and mortgage-backed securities.  Generally, we originate fixed-rate, residential mortgage loans with maturities in excess of ten years for sale in the secondary market.  We do not originate and warehouse these fixed-rate residential loans for resale in order to speculate on interest rates.  As of December 31, 2006, our residential mortgage loan portfolio consisted of $44.6 million with fixed rates and $106.7 million with variable rates.

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

We believe that the quality of the loan portfolio continues to be strong as evidenced by our low levels of past due and non-accrual loans.  Loans past due more than one month and less than 90 days totaled $4.5 million as of December 31, 2006 compared to $1.5 million as of December 31, 2005.  While our delinquent loan totals have increased from the prior year, the increase is partially attributable to the general increase in our one-to-four family residential loans as a result of the FMB acquisition.  We have also experienced a delinquency increase in other loan categories, however given our assessment of the collateral values associated with these loans, we do not anticipate any significant loss exposure.  Despite this increase in delinquent loans, our December 31, 2006 ratio of delinquent loans to total loans remained relatively low at 1.2%.  As of December 31, 2006, loans with a balance of $3.6 million were on non-accrual status, or 0.94% of total loans, compared to a balance of $3.3 million loans on non-accrual status, or 1.21% of total loans, as of December 31, 2005.  The ratio of non-performing assets as a percentage of total assets remained low at 0.68% at December 31, 2006 and 0.88% at December 31, 2005.  Net charge offs were $247,000 for 2006, compared to net charge offs of $128,000 for 2005.

Residential home loans comprised 50.5% of the $3.6 million non-accrual balance at December 31, 2006.  These loans have been underwritten according to our residential lending policies and are well secured by real estate collateral, and in many instances, private mortgage insurance or government guarantees.  We have historically incurred minimal losses on mortgage loans based on collateral values and underlying insurance or guarantees.

We are pleased that there appear to be indications of continuing strength in the economy.  The outlook of the economy for 2007, however, depends on whether the strengthening will be sustainable and how quickly consumer confidence responds to the positive effects, if any, on the economy.  Based on the outcomes, these events could adversely affect cash flows for both commercial and individual borrowers, as a result of which, we could experience increases in problem assets, delinquencies and losses on loans.  Many financial institutions have experienced an increase in non-performing assets during the recent economic period, as even well-established business borrowers developed cash flow, profitability and other business-related problems.  We believe that the allowance for losses on loans at December 31, 2006, was adequate, however, there can be no assurances that losses will not exceed the estimated amounts.  While we believe that we use the best information available to determine the allowance for losses on loans, unforeseen market conditions could result in adjustment to the allowance for losses on loans.  In addition, net earnings could be significantly affected if circumstances differ substantially from the assumptions used in establishing the allowance for losses on loans.

LIABILITY DISTRIBUTION.  Total deposits increased $113.2 million to $444.5 million at December 31, 2006 from $331.3 million at December 31, 2005, resulting primarily from the acquisition of FMB.  Borrowings increased $5.1 million to $90.4 million at December 31, 2006 from $85.3 million at December 31, 2005, resulting primarily from the borrowings used to fund the FMB acquisition.

Non-interest bearing deposits at December 31, 2006 were $48.4 million, or 10.9% of deposits, compared to $38.4 million, or 11.6% of deposits, at December 31, 2005.  Money market and NOW deposit accounts were 30.9% of the portfolio and totaled $137.3 million at December 31, 2006, compared to $103.7 million, or 31.3% of deposits, at December 31, 2005.  Savings accounts increased to $27.7 million, or 6.2% of deposits, at December 31, 2006, from $26.1 million, or 7.9% of deposits, at December 31, 2005.  Certificates of deposit increased to $231.1 million, or 52.0% of deposits, at December 31, 2006, from $163.1 million, or 49.2% of deposits, at December 31, 2005.

Certificates of deposit at December 31, 2006 which were scheduled to mature in one year or less totaled $183.4 million.  Historically, maturing deposits have generally remained with Landmark National Bank and we believe that a significant portion of the deposits maturing in one year or less will remain with us upon maturity.

CASH FLOWS.  During the year ended December 31, 2006, our cash and cash equivalents decreased by $6.7 million.  Our operating activities during 2006 used net cash of $1.6 million.  We used $747,000 in investing activities in 2006, primarily from the $9.1 million net cash paid in the FMB acquisition and $3.2 million spent on purchases of premises and equipment.  Offsetting this was $6.0 million of cash relating to a net decrease in investment securities and $3.3 million net decrease in loans.  We used net cash of $4.4 million in financing activities during 2006, primarily due to an $8.9 million decrease in our FHLB borrowings, the payment of $1.6 million in dividends and $139,000 for the purchase of treasury stock.  These outflows of cash for financing activities were offset by a $6.5 million increase in our deposits portfolio and $34,000 of proceeds from the issuance of common stock associated with the exercise of stock options.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS.  The following table presents contractual obligations, defined as operating lease obligations and principal payments due on non-deposit obligations with maturities in excess of one year as of December 31, 2006, for the periods indicated.

Contractual cash obligations	Total	One year or less	One to three years	Four to five years	More than five years

Operating leases	$311,206	$102,132	$193,602	$15,472	$—
Service contracts	5,250,000	1,260,000	2,520,000	1,470,000	—
FHLB advances	61,920,421	—	41,306,250	16,167,371	4,446,800
Other borrowings	28,495,643	7,269,643	4,730,000	—	16,496,000
Total contractual obligations	$95,977,270	$8,631,775	$48,749,852	$17,652,843	$20,942,800

LIQUIDITY.  Our most liquid assets are cash and cash equivalents and investment securities available for sale. The level of these assets is dependent on our operating, financing, lending and investing activities during any given period.  At December 31, 2006 and 2005, the carrying value of these liquid assets totaled $160.6 million and $161.6 million, respectively.  During periods in which we are not able to originate a sufficient amount of loans and/or periods of high principal prepayments, we increase our liquid assets by investing in short-term U.S. Government and agency securities or high-grade municipal securities.

Liquidity management is both a daily and long-term function of our strategy.  Excess funds are generally invested in short-term investments.  In the event we require funds beyond our ability to generate them internally, additional funds are available through the use of FHLB advances, a line of credit with the FHLB, other borrowings or through sales of securities.  At December 31, 2006, we had outstanding FHLB advances of $61.9 million and had no borrowings on our line of credit with the FHLB.  At December 31, 2006, our total borrowing capacity with the FHLB, which is based on collateral pledged, was $120.8 million.  We also had other borrowings of $28.5 million at December 31, 2006, which included $16.5 million of subordinated debentures, $4.7 million of long-term debt and $7.3 million in repurchase agreements.

As a provider of financial services, we routinely issue financial guarantees in the form of financial and performance standby letters of credit.  Standby letters of credit are contingent commitments issued by us generally to guarantee the payment or performance obligation of a customer to a third party.  While these standby letters of credit represent a potential outlay by us, a significant amount of the commitments may expire without being drawn upon.  We have recourse against the customer for any amount the customer is required to pay to a third party under a standby letter of credit.  The letters of credit are subject to the same credit policies, underwriting standards and approval process as loans made by us.  Most of the standby letters of credit are secured, and in the event of nonperformance by the customers, we have the right to the underlying collateral, which could include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities.  The contract amount of these standby letters of credit, which represents the maximum potential future payments guaranteed by us, was $3.0 million at December 31, 2006.

At December 31, 2006, we had outstanding loan commitments, excluding standby letters of credit, of $63.2 million. We anticipate that sufficient funds will be available to meet current loan commitments. These commitments consist of letters of credit, unfunded lines of credit and commitments to finance real estate loans.

CAPITAL. The Federal Reserve has established capital requirements for bank holding companies which generally parallel the capital requirements for national banks under OCC regulations. The regulations provide that such standards will generally be applied on a consolidated (rather than a bank-only) basis in the case of a bank holding company with more than $500 million in total consolidated assets.

At December 31, 2006, we continued to maintain a sound leverage capital ratio of 8% and a total risk based capital ratio of 13%.  As shown by the following table, our capital exceeded the minimum capital requirements at December 31, 2006 (dollars in thousands):

	Actual Amount	Actual Percent	Required Percent	Required Amount
Leverage	$48,899	8%	4%	$23,204
Tier 1 Capital	$48,899	12%	4%	$15,898
Total Risk Based Capital	$53,008	13%	8%	$31,797

At December 31, 2006, Landmark National Bank continued to maintain a sound leverage ratio of 9% and a total risk based capital ratio of 14%.  As shown by the following table, Landmark National Bank’s capital exceeded the minimum capital requirements at December 31, 2006 (dollars in thousands):

	Actual Amount	Actual Percent	Required Percent	Required Amount
Leverage	$51,710	9%	4%	$23,137
Tier 1 Capital	$51,710	13%	4%	$15,863
Total Risk Based Capital	$55,740	14%	8%	$31,727

Banks and bank holding companies are generally expected to operate at or above the minimum capital requirements. The above ratios are well in excess of regulatory minimums and should allow us to operate without capital adequacy concerns. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a bank rating system based on the capital levels of banks.  As of December 31, 2006 and 2005, we were rated “well capitalized”, which is the highest rating available under this capital-based rating system.  We have $16.5 million in trust preferred securities and, in accordance with current capital guidelines, this amount has been included in our Tier 1 capital ratios as of December 31, 2006.  Cash distributions on the securities are payable quarterly, are deductible for income tax purposes and are included in interest expense in the consolidated financial statements.

On March 1, 2005, the Board of Governors of the Federal Reserve System issued a final rule regarding the continued inclusion of trust preferred securities in the Tier 1 capital of bank holding companies, subject to stricter standards.  As a result of the final rule, the Federal Reserve will limit the aggregate amount of a bank holding company’s cumulative perpetual preferred stock, trust preferred securities and other minority interests to 25% of a company’s core capital elements, net of goodwill.  Regulations in place at the time we placed our currently outstanding trust preferred securities did not require the deduction of goodwill.  The rule also provides that amounts of qualifying trust preferred securities and certain minority interests in excess of the 25% limit may be included in Tier 2 capital but will be limited, together with subordinated debt and limited-life preferred stock, to 50% of Tier 1 capital.  The final rule provides a five-year transition period for bank holding companies to meet these quantitative limitations.  While management does not anticipate that the final rule will have an impact on the Company when the five-year transition period expires, it is not possible to predict the final impact of the rule on us.

DIVIDENDS

During the year ended December 31, 2006, we paid a quarterly cash dividend of $0.1619 per share to our stockholders for the first, second and third quarters.  The cash dividend was increased to $0.181 per share in the fourth quarter of 2006, which represented a 12% increase over the amount paid in the previous quarter.   Additionally, we distributed a 5% stock dividend for the sixth consecutive year in December 2006.  The cash dividends have been adjusted to give effect to the 5% stock dividend.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations.  As described above, Landmark National Bank exceeded its minimum capital requirements under applicable guidelines as of December 31, 2006.  The National Bank Act imposes limitations on the amount of dividends that a national bank may pay without prior regulatory approval. Generally, the amount is limited to the bank’s current year’s net earnings plus the adjusted retained earnings for the two preceding years.  As of December 31, 2006, approximately $122,000 was available to be paid as dividends to Landmark Bancorp by Landmark National Bank without prior regulatory approval.

Additionally, our ability to pay dividends is limited by the subordinated debentures that are held by two business trusts that we control.  Interest payments on the debentures must be paid before we pay dividends on our capital stock, including our common stock.  We have the right to defer interest payments on the debentures for up to 20 consecutive quarters.  However, if we elect to defer interest payments, all deferred interest must be paid before we may pay dividends on our capital stock.

RECENT ACCOUNTING DEVELOPMENTS

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”.  The Statement permits fair value remeasurement for certain hybrid financial instruments containing embedded derivatives, and clarifies the derivative accounting requirements for interest and principal-only strip securities and interests in securitized financial assets.  It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and eliminates a previous prohibition on qualifying special-purpose entities from holding certain derivative financial instruments.  For calendar year companies, this statement is effective for all financial instruments acquired or issued after January 1, 2007.  We do not expect that adoption of the Statement will have a material effect on our consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”.  The Statement specifies under what situations servicing assets and servicing liabilities must be recognized.  It requires these assets and liabilities to be initially measured at fair value and specifies acceptable measurement methods subsequent to their recognition.  Separate presentation in the financial statements and additional disclosures are also required.  For calendar year companies, this statement is effective beginning January 1, 2007.  We do not expect that adoption of the Statement will have a material effect on our consolidated financial statements.

Also in March 2006, the FASB issued Staff Position 85-4-1, which provides initial and subsequent measurement guidance and financial statement presentation and disclosure guidance for investments by third-party investors in life settlement contracts.  The investments must be accounted for by either (a) recognizing the initial investment at transaction price plus direct external costs and capitalizing continuing costs, with no gain recognized in earnings until the insured dies, or (b) recognizing the initial investment at transaction price and remeasuring the investment at fair value at each reporting period, with fair value changes recognized in earnings as they occur.  For calendar year companies, the guidance in this staff position must be applied beginning January 1, 2007.  We do not expect that adoption of the Staff Position will have a material effect on our consolidated financial statements.

In June 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, which prescribes the recognition threshold and measurement attribute necessary for recognition in the financial statements of a tax position taken, or expected to be taken, in a tax return.  Under FIN 48, an income tax position will be recognized if it is more likely than not that it will be sustained upon IRS examination, based upon its technical merits.  Once that status is met, the amount recorded will be the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure, and transition requirements.  For calendar year companies, this Interpretation is effective January 1, 2007.  The adoption of FIN 48 did not have a material effect on our financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements.”   SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment.  Prior year misstatements must be considered in quantifying misstatements in current year financial statements and if the effect of those misstatements is material to the current year, the prior year financial statements must be corrected even though such revision previously was and continues to be immaterial to the prior year financial statements.  Our analysis under SAB No. 108 of prior year and current year misstatements did not result in any adjustment to prior year or current year financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  It does not require any new fair value measurements.  For calendar year companies, the Statement is effective beginning January 1, 2008.  We do not expect that adoption of the Statement will have a material effect on our consolidated financial statements.

In September 2006, the Emerging Issues Task Force (“EITF”) Issue 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”, was ratified.  This EITF Issue addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee.  The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements.  The effects of applying this Issue must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, the Issue is effective beginning January 1, 2008.  We do not expect that adoption of the Issue will have a material effect on our consolidated financial statements.

In September 2006, the EITF Issue 06-5, “Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4”, was ratified.  This EITF Issue addresses accounting for what could be realized as an asset and provides clarification regarding additional amounts included in the contractual terms of an individual policy in determining the amount that could be realized under the insurance contract.  The effects of applying this issue must be recognized through an adjustment to equity or through the retrospective application to all prior periods.  For calendar year companies, the Issue is effective beginning January 1, 2008.  We do not expect that adoption of the Issue will have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 allows companies to elect fair-value measurement of specified financial instruments and warranty and insurance contracts when an eligible asset or liability is initially recognized or when an event, such as a business combination triggers new basis of accounting for that asset or liability.  The election, called the “fair-value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently.  The election is available for eligible assets or liabilities on a contract-by-contract basis without electing it for identical assets or liabilities under certain restrictions.  The effective date of Statement will be reporting periods beginning after November 15, 2007.  We do not expect that adoption of the Statement will have a material effect on our consolidated financial statements.

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

We have been successful in meeting the interest rate sensitivity objectives set forth in our policy.  Simulation models are prepared to determine the impact on net interest income for the coming twelve months, including using rates at December 31, 2006, and forecasting volumes for the twelve month projection.  This position is then subjected to a shift in interest rates of 100 and 200 basis points rising and 100 and 200 basis points falling with an impact to our net interest income on a one year horizon as follows:

Scenario	$ change in net interest income	% of net interest income
100 basis point rising	$181,000	1.0%
200 basis point rising	109,000	0.6%
100 basis point falling	(494,000)	(2.6)%
200 basis point falling	(1,096,000)	(5.9)%

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

INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES REPRICING SCHEDULE (“GAP” TABLE)

As of December 31, 2006

	3 months or less	More than 3 to 12 months	More than 1 to 5 years	Over 5 years	Total
	(Dollars in thousands)
Interest-earning assets:
Federal funds sold	$2,000	$—	$—	$—	$2,000
Investment securities	16,192	12,726	60,600	56,366	145,884
Loans	87,116	167,120	121,814	4,638	380,688
Total interest-earning assets	$105,308	$179,846	$182,414	$61,004	$528,572

Interest-bearing liabilities:
Certificates of deposit	$53,298	$130,068	$47,015	$700	$231,081
Money market and NOW accounts	7,339	22,015	104,450	3,500	137,304
Savings accounts	1,316	3,947	22,440	—	27,703
Borrowed money	48,505	27	38,682	3,202	90,416
Total interest-bearing liabilities	$110,458	$156,057	$212,587	$7,402	$486,504

Interest sensitivity gap per period	$(5,150)	$23,789	$(30,173)	$53,602	$42,068
Cumulative interest sensitivity gap	(5,150)	18,639	(11,534)	42,068

Cumulative gap as a percent of total interest-earning assets	(0.97)%	3.53%	(2.18)%	7.96%

Cumulative interest sensitive assets as a percent of cumulative interest sensitive liabilities	95.34%	106.99%	97.59%	108.65%

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

Report of Independent Registered Public Accounting Firm

The Board of Directors
Landmark Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Landmark Bancorp, Inc. and subsidiary (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Kansas City, Missouri
March 29, 2007

LANDMARK BANCORP, INC.

AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets
Cash and due from banks	$12,751,914	10,590,512
Federal funds sold	2,000,000	10,900,000
Total cash and cash equivalents	14,751,914	21,490,512

Investment securities available-for-sale	145,884,168	140,130,512
Loans, net	379,323,581	274,565,855
Loans held for sale	1,364,474	1,163,211
Premises and equipment, net	13,767,075	8,412,235
Goodwill	13,009,167	7,535,584
Other intangible assets, net	4,030,709	2,418,213
Bank owned life insurance	11,144,796	2,874,353
Accrued interest and other assets	7,292,352	6,519,486
Total assets	$590,568,236	465,109,961

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Non-interest bearing demand	$48,397,528	38,365,040
Money market and NOW	137,304,086	103,728,104
Savings	27,702,896	26,098,127
Time, $100,000 and greater	57,558,624	42,540,949
Time, other	173,522,236	120,540,511
Total deposits	444,485,370	331,272,731

Federal Home Loan Bank borrowings	61,920,421	63,212,318
Other borrowings	28,495,643	22,046,000
Accrued interest, taxes, and other liabilities	6,430,787	4,506,305
Total liabilities	541,332,221	421,037,354

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.01 par. Authorized 5,000,000 shares; issued 2,341,744 and 2,244,327, respectively	23,417	22,443
Additional paid-in capital	22,607,510	19,868,567
Retained earnings	26,758,056	25,322,019
Treasury stock, at cost; 5,000 and 15,736 shares, respectively	(138,506)	(414,514)
Accumulated other comprehensive loss	(14,462)	(725,908)
Total stockholders’ equity	49,236,015	44,072,607
Total liabilities and stockholders’ equity	$590,568,236	465,109,961

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC.

AND SUBSIDIARY

Consolidated Statements of Earnings

Years ended December 31, 2006, 2005, and 2004

	2006	2005	2004
Interest income:
Loans	$28,293,941	17,294,186	15,672,834
Investment securities	5,962,064	4,720,266	4,237,362
Other	138,436	110,163	39,010
Total interest income	34,394,441	22,124,615	19,949,206
Interest expense:
Deposits	10,947,064	5,571,410	3,945,344
Borrowings	4,691,820	3,385,864	3,054,952
Total interest expense	15,638,884	8,957,274	7,000,296
Net interest income	18,755,557	13,167,341	12,948,910
Provision for loan losses	235,000	385,000	460,000
Net interest income after provision for loan losses	18,520,557	12,782,341	12,488,910
Non-interest income:
Fees and service charges	4,310,495	3,397,050	3,159,125
Gains on sales of loans	1,140,511	638,780	986,864
Gains (losses) on sales of investment securities	(300,256)	46,865	358,385
Gains on sales of other assets and prepayment of FHLB borrrowings	716,815	423,959	35,771
Bank owned life insurance	397,720	89,873	111,384
Other	647,862	459,534	473,892
Total non-interest income	6,913,147	5,056,061	5,125,421
Non-interest expense:
Compensation and benefits	8,725,051	6,120,365	5,844,352
Occupancy and equipment	2,822,695	2,010,875	1,855,542
Amortization of intangibles	1,029,424	449,460	374,758
Data processing	724,542	542,780	415,175
Professional fees	497,972	322,587	301,870
Advertising	433,997	401,701	300,006
Other	3,110,927	2,434,553	2,261,645
Total non-interest expense	17,344,608	12,282,321	11,353,348
Earnings before income taxes	8,089,096	5,556,081	6,260,983
Income tax expense	2,079,455	1,658,917	2,010,225
Net earnings	$6,009,641	3,897,164	4,250,758
Earnings per share:
Basic	$2.57	1.67	1.78
Diluted	$2.55	1.66	1.77

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC.

AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

Years ended December 31, 2006, 2005, and 2004

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2003	$22,078	19,332,130	25,213,188	(2,792,225)	796,932	42,572,103
Comprehensive income:
Net income	—	—	4,250,758	—	—	4,250,758
Change in fair value of investment securities available-for-sale and interest-rate swap, net of tax	—	—	—	—	(642,831)	(642,831)
Total comprehensive income	—	—	4,250,758	—	(642,831)	3,607,927
Dividends paid ($0.59 per share)	—	—	(1,420,885)	—	—	(1,420,885)
Stock based compensation	—	107,975	—	—	—	107,975
Exercise of stock options, 24,411 shares, including tax benefit of $135,511	244	356,818	—	—	—	357,062
Purchase of 102,338 treasury shares	—	—	—	(3,055,205)	—	(3,055,205)
5% stock dividend, 100,365 shares	—	172,628	(2,814,235)	2,641,607	—	—
Balance at December 31, 2004	$22,322	19,969,551	25,228,826	(3,205,823)	154,101	42,168,977
Comprehensive income:
Net income	—	—	3,897,164	—	—	3,897,164
Change in fair value of investment securities available-for-sale and interest-rate swap, net of tax	—	—	—	—	(880,009)	(880,009)
Total comprehensive income	—	—	3,897,164	—	(880,009)	3,017,155
Dividends paid ($0.62 per share)	—	—	(1,444,252)	—	—	(1,444,252)
Stock based compensation	—	97,826	—	—	—	97,826
Exercise of stock options, 12,109 shares, including tax benefit of $37,344	121	233,311	—	—	—	233,432
Purchase of 18 treasury shares	—	—	—	(531)	—	(531)
5% stock dividend, 105,912 shares	—	(432,121)	(2,359,719)	2,791,840	—	—
Balance at December 31, 2005	$22,443	19,868,567	25,322,019	(414,514)	(725,908)	44,072,607
Comprehensive income:
Net income	—	—	6,009,641	—	—	6,009,641
Change in fair value of investment securities available-for-sale and interest-rate swap, net of tax	—	—	—	—	711,446	711,446
Total comprehensive income	—	—	6,009,641	—	711,446	6,721,087
Dividends paid ($0.67 per share)	—	—	(1,566,656)	—	—	(1,566,656)
Stock based compensation	—	113,593	—	—	—	113,593
Exercise of stock options, 1,867 shares, including tax benefit of $6,999	19	33,871	—	—	—	33,890
Purchase of 5,000 treasury shares	—	—	—	(138,506)	—	(138,506)
5% stock dividend, 111,286 shares	955	2,591,479	(3,006,948)	414,514	—	—
Balance at December 31, 2006	$23,417	22,607,510	26,758,056	(138,506)	(14,462)	49,236,015

See accompanying notes to consolidated financial statements.

LANDMARK BANCORP, INC.

AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005, and 2004

	2006	2005	2004
Cash flows from operating activities:
Net earnings	$6,009,641	3,897,164	4,250,758
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Provision for loan losses	235,000	385,000	460,000
Amortization of intangibles	1,029,424	449,460	374,758
Depreciation	854,870	700,789	650,082
Stock-based compensation	113,593	97,826	107,975
Deferred income taxes	1,612,392	879,613	625,904
Net gains on sales of investment securities, premises and equipment, and foreclosed assets	(484,106)	(113,032)	(502,114)
Net gain on sales of loans	(1,140,511)	(638,780)	(986,864)
Proceeds from sale of loans	65,404,161	34,325,244	39,598,536
Origination of loans held for sale	(64,464,913)	(34,003,672)	(38,723,219)
Gains on prepayments of FHLB borrowings	—	(406,572)	—
Changes in assets and liabilities:
Accrued interest and other assets	(9,311,653)	(1,523,646)	1,200,310
Accrued expenses, taxes, and other liabilities	(1,478,058)	1,773,946	(2,318,289)
Net cash provided by (used in) operating activities	(1,620,160)	5,823,340	4,737,837
Cash flows from investing activities:
Net decrease in loans	3,289,992	1,553,190	6,104,388
Maturities and prepayments of investment securities	38,865,258	46,035,450	32,936,261
Net cash received (paid) in branch acquisitions (sales)	—	30,410,720	(8,714,311)
Net cash paid in FMB acquisition	(9,147,605)	—	—
Net cash paid in First Kansas acquisition	—	—	(9,140,845)
Purchases of investment securities	(50,825,131)	(54,933,641)	(6,502,342)
Proceeds from sale of investment securities	17,943,322	160,235	971,571
Proceeds from sales of premises and equipment and foreclosed assets	2,334,542	445,467	1,419,456
Purchases of premises and equipment, net	(3,207,482)	(1,921,843)	(1,232,019)
Net cash provided by (used in) investing activities	(747,104)	21,749,578	15,842,159
Cash flows from financing activities:
Net increase (decrease) in deposits	6,490,795	(4,867,797)	(21,606,877)
Federal Home Loan Bank advance borrowings	—	8,000,000	—
Federal Home Loan Bank advance repayments	(5,536,768)	(20,876,696)	(1,036,768)
Federal Home Loan Bank line of credit, net	(3,400,000)	(3,500,000)	1,300,000
Proceeds from other borrowings	12,240,984	11,998,000	9,555,000
Repayments on other borrowings	(12,495,073)	(3,470,000)	(4,535,000)
Proceeds from issuance of common stock under stock option plans	26,891	196,088	221,551
Net tax benefit related to stock option plans	6,999	37,344	135,511
Payment of dividends	(1,566,656)	(1,444,252)	(1,420,885)
Purchase of treasury stock	(138,506)	(531)	(3,055,205)
Net cash used in financing activities	(4,371,334)	(13,927,844)	(20,442,673)
Net increase (decrease) in cash and cash equivalents	(6,738,598)	13,645,074	137,323
Cash and cash equivalents at beginning of year	21,490,512	7,845,438	7,708,115
Cash and cash equivalents at end of year	$14,751,914	21,490,512	7,845,438
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$896,000	—	1,494,000
Cash paid during the year for interest	14,553,000	8,583,000	6,652,000
Supplemental schedule of noncash investing and financing activities:
Transfer of loans to real estate owned	293,000	649,000	1,044,000
Branch acquisitions (sales):
Fair value of liabilities assumed (transferred)	—	33,299,000	(12,489,000)
Fair value of assets acquired (sold)	—	2,888,000	(3,774,000)
FMB acquisition:
Fair value of liabilities assumed	123,965,000	—	—
Fair value of assets acquired, including goodwill	133,112,000	—	—
First Kansas acquisition:
Fair value of liabilities assumed	—	—	140,619,000
Fair value of assets acquired, including goodwill	—	—	149,760,000

See accompanying notes to consolidated financial statements.

(1)                     Summary of Significant Accounting Policies

(a)                      Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Landmark Bancorp, Inc. (the Company) and its wholly owned subsidiary, Landmark National Bank (the Bank).  All intercompany balances and transactions have been eliminated in consolidation. The Bank, considered a single operating segment, is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate commercial real estate and non-real estate loans, one-to-four family residential mortgage loans, consumer loans, and home equity loans.

(b)                      Investment Securities

The Company classifies its investment securities portfolio as available-for-sale, which are recorded at fair value, determined principally based on quoted market prices, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity until realized. Purchased premiums and discounts on investment securities are amortized/accreted into interest income over the estimated lives of the securities using a method which approximates the interest method.  Declines in the fair value of the individual securities below their cost that are deemed to be other than temporary result in write-downs of individual securities to their estimated fair value, and a new cost basis is established.  Any such write-downs are included as a component of earnings as realized losses.  Gains and losses on sales of available-for-sale securities are recorded on a trade date basis and are calculated using the specific identification method.

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

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, determined on an aggregate basis.  Net unrealized losses are recognized through a valuation allowance as charges against income.  Origination fees and costs received on such loans are deferred and recognized as part of the gain or loss on sale.

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

Large groups of homogeneous loans with smaller individual balances are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

The accrual of interest on nonperforming loans is discontinued at the time the loan is ninety days delinquent, unless the credit is well-secured and in process of collection.  Loans are placed on non-accrual or are charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are evaluated individually and are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(d)                      Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is provided using the straight-line over the estimated useful lives of the assets as follows:

Buildings and improvements	10 – 50 years
Furniture, fixtures, and equipment	3 – 15 years
Automobiles	2 – 5 years

Major replacements and betterments are capitalized while maintenance and repairs are charged to expense when incurred.  Gains or losses on dispositions are reflected in operations as incurred.

(e)                       Goodwill and Intangible Assets

Goodwill is not amortized; however, it is tested for impairment.  Goodwill impairment tests are performed at each calendar year end or more frequently when events or circumstances dictate.  The Company’s impairment test performed as of December 31, 2006 indicated that goodwill as of that date was not impaired.

Intangible assets include core deposit intangibles and mortgage servicing rights.  Core deposit intangible assets are amortized over their estimated useful life of ten years on an accelerated basis. When facts and circumstances indicate potential impairment, the Company will evaluate the recoverability of the asset carrying value, using estimates of undiscounted future cash flows over the remaining asset life. Any impairment loss is measured by the excess of carrying value over fair value.  Mortgage servicing assets are recognized as separate assets when rights are acquired through the sale of financial assets. Mortgage servicing rights are amortized into non-interest expense in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.  Servicing assets are recorded at the lower of cost or fair value, and are evaluated for impairment based upon the fair value of the retained rights as compared to amortized cost.

(f)                         Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws.  Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax basis.  Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

(g)                      Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(h)                      Comprehensive Income

The Company’s other comprehensive income (loss) consists of unrealized holding gains and losses on available-for-sale securities and a realized/unrealized gain on an interest rate swap as shown below:

	Years ended December 31,
	2006	2005	2004
Unrealized holding gains (losses) on securities and interest rate swap	$952,255	(1,372,504)	(678,440)
Less reclassification adjustment for gains (losses) included in income	(195,238)	46,865	358,385
Net unrealized gains (losses)	1,147,493	(1,419,369)	(1,036,825)
Income tax expense (benefit)	436,047	(539,360)	(393,994)
Other comprehensive income (loss)	$711,446	(880,009)	(642,831)

Accumulated other comprehensive income related entirely to investment securities at December 31, 2006.  The components at December 31, 2005 were $84,000 in cash flow hedging activities and ($964,000) in investment securities.

(i)                         Foreclosed Assets

Assets acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the date of foreclosure at the lower of carrying value or fair value through a charge to the allowance for loan losses, establishing a new cost basis.  Subsequent to foreclosure, management periodically performs valuations, and records a charge to operations if the carrying value of a property exceeds the fair value less estimated costs to sell.  Revenue and expenses from operations and changes in the valuation are included in other non-interest expense on the statement of earnings.

(j)                         Stock Based Compensation

The Company has a stock-based employee compensation plan, which is described more fully in note 12.  Prior to January 1, 2006, the Company utilized the fair value recognition provisions of

Statement of Financial Accounting Standard (SFAS) Statement No. 123, Accounting for Stock-Based Compensation.  SFAS 123 established a fair-value method of accounting for employee stock options or similar equity instruments.  In December 2004, The Financial Accounting Standards Board issued SFAS No. 123(R), Shared-Based Payment.  The revision retains the provisions of fair value recognition in SFAS 123, however also contains additional guidance in several areas including award modifications and forfeitures, measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods.  It also contains additional disclosure requirements.  The Company’s adoption of the revised Statement on January 1, 2006 was limited to a change in the method of accounting for forfeitures, and did not have a material effect on its consolidated financial statements.

The fair value of stock options awarded to employees is calculated through the use of option pricing models.  These models require subjective assumptions, including future stock price volatility and expected term, which greatly affect the calculated values.  The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of its stock options.  The grant date fair value is recognized as additional compensation expense over the option vesting period, which is typically four or five years.

(k)                      Earnings per Share

Basic earnings per share represents net earnings divided by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.  Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method using the average market price of the Company’s stock for the respective periods.

The shares used in the calculation of basic and diluted earnings per share, which have been adjusted to give effect for the 5% stock dividends paid by the Company in December 2006, 2005, and 2004, are shown below:

	Years ended December 31,
	2006	2005	2004
Net earnings available to common shareholders	$6,009,641	$3,897,164	$4,250,758

Weighted average common shares outstanding - basic	2,340,199	2,334,146	2,391,997
Assumed exercise of stock options	12,251	10,252	14,462
Weighted average common shares outstanding - diluted	2,352,450	2,344,398	2,406,459

Net earnings per share
Basic	$2.57	$1.67	$1.78
Diluted	$2.55	$1.66	$1.77

(l)                         Treasury Stock

Purchases of the Company’s common stock are recorded at cost.  Upon reissuance, treasury stock is reduced based upon the average cost basis of shares held.

(m)                   Cash and cash equivalents

In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold as segregated in the accompanying balance sheets.

(n)                      Derivatives

The Company is exposed to market risk, primarily changes in interest rates.  To manage the volatility relating to these exposures, the Company’s risk management policies permit its use of derivative products.  The Company uses derivatives on a limited basis mainly to stabilize interest rate margins.  The Company more often manages normal asset and liability positions by altering the terms of the products it offers.

Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that all derivative financial instruments be recorded on the balance sheet at fair value, with adjustments to fair value recorded in current earnings.  Derivatives that qualify in a hedging relationship are designated, based on the exposure being hedged, as fair value or cash flow hedges.  Under the cash flow hedging model, the effective portion of the change in the gain or loss related to the derivative is recognized as a component of other comprehensive income, net of taxes.  The ineffective portion is recognized in current earnings.  The Company had no derivatives as of December 31, 2006 and one outstanding interest rate swap accounted for as a cash flow hedge as of December 31, 2005.

The Company enters into interest rate lock commitments on mortgage loans, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding.  The Company also has corresponding forward sales contracts related to these interest rate lock commitments.  Both the mortgage loan commitments and the related sales contracts are accounted for as derivatives and carried at fair value with changes in fair value recorded in income.

(o)                      Reclassifications

Certain reclassifications to prior year amounts have been made to conform to the current year presentation.

(2)                     Acquisitions

On January 1, 2006, the Company completed the acquisition of all of the outstanding shares of First Manhattan Bancorporation, Inc. (FMB).  FMB’s subsidiary thrift was merged into the Company’s wholly-owned subsidiary, Landmark National Bank, immediately following the acquisition.  This acquisition expanded our market share in Manhattan and further expanded the Company’s presence in higher-growth market areas.  At December 31, 2005, FMB had total assets of $128.9 million, including loans and deposits of $109.4 million and $106.8 million, respectively.  The Company paid cash of $12.9 million for all of the outstanding stock of FMB.  In connection with the acquisition, the Company recognized core deposit intangible assets of $2.6 million, which are being amortized on an accelerated basis over the estimated remaining economic useful life of the depositors of 10 years.  The acquisition cost in excess of the net assets and identifiable intangible assets acquired, has been recorded as goodwill of $5.5 million, none of which is deductible for tax purposes.

The following table summarizes the assets and liabilities of FMB at the acquisition date of January 1, 2006 (in thousands):

	Historical FMB	Purchase accounting	As adjusted FMB
Assets:
Cash and cash equivalents	$4,369	$(4,369)	$—
Investment securities	11,015	(1)	11,014
Loans receivable, net	109,396	(405)	108,991
Premises and equipment, net	2,868	1,058	3,926
Goodwill	—	5,474	5,474
Other intangibles, net	—	2,577	2,577
Other assets	1,211	(80)	1,131
Total assets	$128,859	$4,254	$133,113

Liabilities:
Deposits	$106,779	$146	$106,925
Federal Home Loan Bank advances and other borrowings	15,104	202	15,306
Other liabilities	1,332	402	1,734
Total liabilities	$123,215	$750	$123,965

The accompanying consolidated financial statements for the year ended December 31, 2006 included the accounts of the Company and, commencing January 1, 2006 FMB.  Unaudited pro forma consolidated operating results, for the year ended December 31, 2005, as if the acquisition was consummated January 1, 2005, is as follows (in thousands, except per share data):

Revenue	$29,378
Net earnings	$4,101
Basic earnings per share	$1.84
Diluted earnings per share	$1.84

On August 19, 2005, the Company purchased two bank branch locations in Great Bend, Kansas resulting in the assumption of approximately $33.3 million in customer deposits and the related branch premises and equipment.  The Company recognized core deposit intangible assets of approximately $1.4 million, which are being amortized on an accelerated basis over the remaining economic life of the depositors of 10 years.

(3)                     Goodwill and Intangible Assets

The Company’s goodwill and core deposit intangible assets resulted from the acquisition of MNB Bancshares, Inc. (MNB) by Landmark Bancorp, Inc. on October 9, 2001, the acquisition of First Kansas Financial Corporation (First Kansas) on April 1, 2004, the purchase of two branch locations in Great Bend, Kansas on August 19, 2005, and from the acquisition of FMB on January 1, 2006.  During 2005, goodwill associated with the MNB acquisition was reduced by $116,000 related to the resolution of outstanding tax matters.

The following is an analysis of the changes in core deposit intangible assets:

	Years ended December 31,
	2006	2005	2004
Balance at beginning of year	$2,044,014	893,499	482,182
Additions	2,577,462	1,433,603	605,000
Amortization	(892,889)	(283,088)	(193,683)

Balance at end of year	$3,728,587	2,044,014	893,499

The following is an analysis of the changes in mortgage servicing rights:

	Years ended December 31,
	2006	2005	2004
Balance at beginning of year	$374,199	446,332	477,350
Additions	64,458	94,239	150,057
Amortization	(136,535)	(166,372)	(181,075)

Balance at end of year	$302,122	374,199	446,332

Accumulated amortization for core deposit intangible assets was $1.7 million and $775,000 at December 31, 2006 and 2005, respectively.  Accumulated amortization for the mortgage servicing rights was $490,000 and $401,000 at December 31, 2006 and 2005, respectively.  Aggregate amortization expense for the years ended December 31, 2006, 2005, and 2004, was $1,029,000, $449,000 and $375,000, respectively.  The following is estimated amortization expense for the years ending December 31:

Amount
Year:
2007	$930,000
2008	832,000
2009	631,000
2010	500,000
2011	402,000
Thereafter	736,000

(4)                     Investment Securities Available-for-Sale

A summary of investment securities is as follows:

	December 31, 2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U. S. Government and agency obligations	$46,723,566	246,621	(338,470)	46,631,717
Municipal obligations	55,140,998	228,981	(306,268)	55,063,711
Mortgage-backed securities	32,525,591	185,324	(487,056)	32,223,859
Federal Home Loan Bank stock	6,747,000	—	—	6,747,000
Federal Reserve Bank stock	1,741,450	—	—	1,741,450
Corporate bonds	2,522,187	9,313	—	2,531,500
Common stocks	277,713	440,480	(2,250)	715,943
Other investments	228,988	—	—	228,988
Total	$145,907,493	1,110,719	(1,134,044)	145,884,168

	December 31, 2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U. S. Government and agency obligations	$44,231,752	1,739	(605,646)	43,627,845
Municipal obligations	32,834,778	103,053	(557,732)	32,380,099
Mortgage-backed securities	53,587,668	259,285	(954,090)	52,892,863
Federal Home Loan Bank stock	5,655,200	—	—	5,655,200
Common stocks	298,826	484,247	(8,325)	774,748
Federal Reserve Bank stock	1,347,850	—	—	1,347,850
Corporate bonds	3,064,486	6,065	(35,414)	3,035,137
Other investments	416,770	—	—	416,770
Total	$141,437,330	854,389	(2,161,207)	140,130,512

Included in investment securities available-for-sale are restricted stock investments in the Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) that are required to be maintained by the Bank for regulatory purposes and borrowing availability. The cost of such investments represents their redemption value as such investments do not have a ready market value.

The tables above show that some of the securities in the available for sale investment portfolio had unrealized losses, or were temporarily impaired, as of December 31, 2006.  This temporary impairment represents the estimated amount of loss that would be realized if the securities were sold on the valuation date.  Securities which were temporarily impaired are shown below, along with the length of the impairment period.

	December 31, 2006
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U. S. Government and agency obligations	$2,961,255	(23,488)	23,775,141	(314,982)	26,736,396	(338,470)
Municipal obligations	467,383	(9,643)	28,017,783	(296,625)	28,485,166	(306,268)
Mortgage-backed securities	324,163	(58,129)	19,648,426	(428,927)	19,972,589	(487,056)
Common stocks	72,750	(2,250)	—	—	72,750	(2,250)
Total	$3,825,551	(93,510)	71,441,350	(1,040,534)	75,266,901	(1,134,044)

	December 31, 2005
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U. S. Government and agency obligations	$23,181,123	(344,658)	19,050,775	(260,988)	42,231,898	(605,646)
Municipal obligations	22,637,470	(494,056)	2,814,241	(63,676)	25,451,711	(557,732)
Mortgage-backed securities	13,108,237	(207,556)	25,010,609	(746,534)	38,118,846	(954,090)
Corporate bonds	—	—	506,307	(35,414)	506,307	(35,414)
Common stocks	75,000	(8,325)	—	—	75,000	(8,325)
Total	$59,001,830	(1,054,595)	47,381,932	(1,106,612)	106,383,762	(2,161,207)

At December 31, 2006, the total investment portfolio consisted of over 460 securities. The tables above include 184 and 430 securities that were in an unrealized loss position at December 31, 2006 and 2005, respectively.  The decrease in fair value of the securities in an unrealized loss position is related to interest rate changes.  None of the unrealized losses are related to credit deterioration.  The Company has the intent and ability to hold these securities until market values recover, including up to the maturity date.

Maturities of investment securities at December 31, 2006 are as follows:

	Amortized cost	Estimated fair value
Due in less than one year	$12,728,698	12,687,982
Due after one year but within five years	41,937,421	41,863,572
Due after five years	49,720,632	49,675,373
Mortgage-backed securities, FHLB stock, FRB stock, common stock, and other investments	41,520,742	41,657,241
Total	$145,907,493	145,884,168

For mortgage-backed securities, actual maturities will differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.  At December 31, 2006, the Company’s mortgage-backed securities portfolio consisted of securities predominantly underwritten to the standards and guaranteed by the government-sponsored agencies of FHLMC, FNMA and GNMA.

Gross realized gains and losses on sales of available-for-sale securities are as follows:

	Years ended December 31,
	2006	2005	2004
Realized gains	$143,541	47,075	358,385
Realized losses	(443,797)	(210)	—
Total	$(300,256)	46,865	358,385

At December 31, 2006 and 2005, securities pledged to secure public funds on deposit had a carrying value of approximately $97.2 million and $84.0 million, respectively.  Except for U. S. government and agency obligations, no investment in a single issuer exceeded 10% of stockholders’ equity.

(5)                     Loans

Loans consist of the following:

	December 31, 2006	December 31, 2005
Real estate loans:
One-to-four family residential	$151,299,911	114,935,068
Commercial	98,314,119	78,085,127
Construction	33,600,313	12,355,759
Commercial loans	90,758,185	63,494,252
Consumer loans	9,595,428	8,841,766
Total	383,567,956	277,711,972
Less:
Deferred loan fees and loans in process	214,665	(5,256)
Allowance for loan losses	4,029,710	3,151,373
Loans, net	$379,323,581	274,565,855

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customers’ financing needs.  These financial instruments consist principally of commitments to extend credit.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  The Company’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments.  In the normal course of business, there are various commitments and contingent liabilities, such as guarantees, commitments to extend credit, letters of credit, and lines of credit, which are properly not recorded in the accompanying consolidated financial statements.  The Company generally requires collateral or other security on unfunded loan commitments and irrevocable letters of credit.  Unfunded commitments to extend credit, excluding standby letters of credit, aggregated $63.2 million and $54.1 million at December 31, 2006 and 2005, respectively.  Standby letters of credit totaled $3.0 million and $2.9 at December 31, 2006 and 2005, respectively.

The Company is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas.  The Company’s principal lending area consists of the cities of Manhattan, Auburn, Dodge City, Garden City, Great Bend, Hoisington, Junction City, LaCrosse, Lawrence, Osage City, Topeka, Wamego, Paola, Osawatomie, Louisburg, and Fort Scott, Kansas and the

surrounding communities, and substantially all of the Company’s loans are to residents of or secured by properties located in its principal lending area.  Accordingly, the ultimate collectibility of the Company’s loan portfolio is dependent in part upon market conditions in those areas.  These geographic concentrations are considered in management’s establishment of the allowance for loan losses.

A summary of the activity in the allowance for loan losses is as follows:

	Years ended December 31,
	2006	2005	2004
Balance at beginning of year	$3,151,373	2,893,603	2,315,870
Allowance of acquired bank	891,374	—	352,113
Provision for loan losses	235,000	385,000	460,000
Charge-offs	(339,637)	(222,379)	(294,624)
Recoveries	91,600	95,149	60,244
Balance at end of year	$4,029,710	3,151,373	2,893,603

At December 31, 2006 and 2005, impaired loans, including nonaccrual loans, aggregated $3.6 million and $3.3 million, respectively.  The amount of interest income recorded on such loans during their impairment periods was not significant. There were no loans 90 days delinquent and still accruing interest at December 31, 2006 and 2005.  Average impaired loans were $4.2 million for 2006, $2.0 million for 2005, and $1.5 million for 2004.  Allowance for loan losses specifically allocated to these impaired loans at December 31, 2006, 2005, and 2004 were $274,000, $264,000, and 157,000, respectively.

The Company provides servicing on loans for others with outstanding principal balances of $101.8 million and $107.2 million at December 31, 2006 and 2005, respectively.  Gross service fee income related to such loans was $266,000, $276,000, and $277,000 for the years ended December 31, 2006, 2005, and 2004, respectively, and is included in fees and service charges in the consolidated statements of earnings.

The Company had loans to directors and officers at December 31, 2006 and 2005, which carry terms similar to those for other loans.  Management believes such outstanding loans do not represent more than a normal risk of collection.  A summary of such loans is as follows:

Balance at December 31, 2005	$4,971,399
New loans	10,609,340
Repayments	(8,255,674)
Balance at December 31, 2006	$7,325,065

(6)                     Premises and Equipment

Premises and equipment consisted of the following:

	December 31, 2006	December 31, 2005
Land	$3,302,696	1,608,351
Construction in progress	—	1,801,835
Office buildings and improvements	10,870,636	6,418,709
Furniture and equipment	5,636,132	4,378,271
Automobiles	263,509	260,199
Total	20,072,973	14,467,365
Less accumulated depreciation	6,305,898	6,055,130
Total	$13,767,075	8,412,235

The Company has multi-year operating lease agreements for several of its branch locations.  The following is the Company’s minimum lease commitments for the years ending December 31:

Amount
Year:
2007	$102,132
2008	100,932
2009	92,670
2010	15,472
2011	—
Total	$311,206

Total rent expense for the years ended December 31, 2006, 2005 and 2004 was $188,000, $134,000 and $125,000, respectively, and was included in occupancy and equipment on the consolidated statements of earnings.

(7)                     Deposits

Maturities of time deposits were as follows at December 31, 2006:

Amount
Year:
2007	$183,366,325
2008	28,773,449
2009	9,342,978
2010	6,595,599
2011	1,510,381
Thereafter	1,492,128
Total	$231,080,860

Regulations of the Federal Reserve System require reserves to be maintained by all banking institutions according to the types and amounts of certain deposit liabilities.  These requirements restrict a portion of the amounts shown as consolidated cash and due from banks from everyday usage in operation of the banks.  The minimum reserve requirements for the Bank totaled $25,000 at December 31, 2006.

(8)                     Federal Home Loan Bank Borrowings

Advances from the FHLB at December 31, 2006 and 2005, amounted to $61,920,421 and $63,212,318, respectively.  Maturities of such borrowings at December 31, 2006, are summarized as follows:

	Amount	Rates

Year ending December 31:
2007	$—	—
2008	4,000,000	4.74% – 5.41%
2009	36,555,924	2.82% – 5.77%
2010	15,917,697	2.57% – 4.69%
2011	1,000,000	5.41% – 5.41%
Thereafter	4,446,800	3.76% – 6.37%
	$61,920,421

Included in the table above are $24.0 million in advances with the FHLB which have a variable rate, adjustable quarterly, and mature in 2008, 2009 and 2010 with no prepayment penalties.  All of the Bank’s remaining advances with the FHLB have fixed rates and prepayment penalties.  However, certain borrowings contain a convertible provision at which date the FHLB may exercise an option to convert the borrowing to a variable rate equal to the FHLB one month short-term advance rate.  The Bank would then have the option to prepay the advances without penalty.  The Bank may refinance the advance at each respective conversion date if the FHLB first exercises its option to convert the fixed-rate borrowing.

Additionally, the Bank also has a line of credit, renewable annually each September, with the FHLB under which there were no outstanding borrowings as of December 31, 2006 and 2005, respectively.  Interest on any outstanding balances on the line of credit accrues at the federal funds market rate plus 0.15% (5.47% at December 31, 2006).

On August 22, 2005, the Company repaid FHLB advances with $10.0 million in outstanding principal prior to their scheduled maturities.  The repayment resulted in a $407,000 gain resulting from the fair value adjustment recorded on the date of acquisition from First Kansas.

Although no loans are specifically pledged, the FHLB requires the Bank to maintain eligible collateral (qualifying loans and investment securities) that has a lending value at least equal to its required collateral. At December 31, 2006 and 2005, the Bank’s total borrowing capacity with the FHLB was approximately $120.8 million and $89.2 million, respectively.

(9)                     Other Borrowings

In 2003, the Company issued $8.2 million of subordinated debentures.  These debentures, which are due in 2034 and are redeemable beginning in 2009, were issued to a wholly owned grantor trust (“the Trust”) formed to issue preferred securities representing undivided beneficial interests in the assets of the Trust.  The Trust then invested the gross proceeds of such preferred securities in the debentures.  The Trust’s preferred securities and the subordinated debentures require quarterly interest payments and have variable rates, adjustable quarterly.  Interest accrues at LIBOR plus 2.85%.  The interest rates at December 31, 2006 and 2005 were 8.23% and 7.09%, respectively.

In 2005, the Company issued an additional $8.2 million of subordinated debentures.  These debentures, which are due in 2036 and are redeemable beginning in 2011, were issued to a wholly owned grantor trust (“Trust II”) formed to issue preferred securities representing undivided beneficial interests in the assets of Trust II.  Trust II then invested the gross proceeds of such preferred securities in the debentures.  Trust II’s preferred securities and the subordinated debentures require quarterly interest payments and have variable rates, adjustable quarterly.  Interest accrues at LIBOR plus 1.34% on $5.2 million of the subordinated debentures, while the remaining $3.0 million of the subordinated debentures has a fixed rate of 6.17%.  The blended interest rate at December 31, 2006 and 2005 were 6.50% and 5.98%, respectively.

While these Trusts are accounted for as unconsolidated equity investments under the requirements of Financial Accounting Interpretation No. 46R, Consolidation of Variable Interest Entities, a portion of the trust preferred securities issued by the Trust qualifies as Tier 1 Capital for regulatory purposes.

The Company had a $9.0 million loan commitment, as of December 31, 2005, from an unrelated financial institution comprised of a $6.0 million line of credit and a $3.0 million term note with the interest rate adjusting daily based on the prime rate less 0.75%.  In December 2006, the Company repaid the $3.0 million term note and increased the line of credit to $9.0 million.  The outstanding balance of the line of credit at December 31, 2006 and 2005, was $4.7 million and $300,000, respectively, and is included in other borrowings.  The Company had an interest rate swap in place effectively fixing the interest rate on $3.0 million of the variable rate term debt to a fixed rate of 5.68%.  Net amounts paid or received under the swap were accounted for on an accrual basis and recognized as a component of interest expense.  During 2006 and 2005, this agreement reduced our interest expense by $54,000 and $0, respectively.  The Company applied cash flow hedge accounting to the interest rate swap before terminating the instrument in December 2006.  Upon termination, the fair value of the swap of $105,000 was reclassified from accumulated other comprehensive income (loss), net of taxes, and recorded in other income.  Its fair value, aggregating $136,000 at December 31, 2005 was recorded as a component of other assets in the accompanying consolidated balance sheet.

Additionally, the Bank had $7,269,643 and $2,250,000 in repurchase agreements outstanding and included in other borrowings at December 31, 2006 and 2005.

(10)              Income Taxes

Income tax expense attributable to income from operations consisted of:

	Years ended December 31,
	2006	2005	2004
Current:
Federal	$530,777	649,306	1,156,968
State	(63,714)	129,998	227,353
Total current	467,063	779,304	1,384,321

Deferred:
Federal	1,426,798	758,499	576,062
State	185,594	121,114	49,842
Total deferred	1,612,392	879,613	625,904

Income tax expense	$2,079,455	1,658,917	2,010,225

Total income tax expense, including amounts allocated directly to stockholders equity, was as follows:

	Years ended December 31,
	2006	2005	2004
Income from operations	$2,079,455	1,658,917	2,010,225
Stockholders’ equity, recognition of tax benefit for stock options exercised	(6,999)	(37,344)	(135,511)
Stockholders’ equity, recognition of unrealized (losses)/gains on available-for-sale securities and interest rate swap	436,047	(539,360)	(393,994)
	$2,508,503	1,082,213	1,480,720

The reasons for the difference between actual income tax expense and expected income tax expense attributable to income from operations at the 34% statutory federal income tax rate were as follows:

	Years ended December 31,
	2006	2005	2004
Computed “expected” tax expense	$2,750,293	1,889,067	2,128,734
Increase (reduction) in income taxes resulting from:
Tax-exempt interest income, net	(479,686)	(294,489)	(189,782)
Bank owned life insurance	(139,138)	(26,078)	(37,291)
State income taxes, net of federal benefit	78,831	170,015	182,496
Investment tax credits	(130,000)	(125,000)	(75,000)
Other, net	(845)	45,402	1,068
	$2,079,455	1,658,917	2,010,225

The tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities at the following dates were as follows:

	December 31, 2006	December 31, 2005
Deferred tax assets:
FHLB advances	$841,031	1,097,775
Loans, including allowance for loan losses	713,572	821,574
Unrealized loss on investment securities available-for-sale and interest rate swap	8,864	444,911
Net operating loss carry forwards	949,918	500,103
Federal alternative minimum tax credit carryforward	554,733	—
Deferred compensation arrangements	324,622	315,223
State taxes	41,689	63,230
Accrued expenses	36,017	47,469
Total deferred tax assets	3,470,446	3,290,285
Less valuation allowance	181,510	105,919
Net deferred tax assets	3,288,936	3,184,366

Deferred tax liabilities:
FHLB stock dividends	785,144	672,740
Investments	40,871	113,817
Intangible assets	813,853	167,215
Premises and equipment, net of depreciation	721,934	138,889
Other, net	7,413	5,657
Total deferred tax liabilities	2,369,215	1,098,318
Net deferred tax asset	$919,721	2,086,048

The Company has recorded deferred taxes for temporary differences related to fair value adjustments on loans, investment securities, deposits, and borrowings recorded at the date of acquisition.  In addition, the Company has also recorded a deferred tax asset for future benefits of net operating losses and alternative minimum tax credit carry forwards.  The net operating loss carry forwards will expire, if not utilized, between 2014 and 2024.  The alternative minimum tax credit carry forward does not expire.  The Company has recorded a valuation allowance to reduce certain state net operating loss carry forwards which expire at various times through 2024.  The increase in the valuation allowance is related to additional net operating loss carry forwards generated during 2006.  At December 31, 2006 and 2005, the Company believes it is more likely than not that these items will not be realized.  A valuation allowance related to the remaining deferred tax assets has not been provided because management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Retained earnings at December 31, 2006 and 2005, includes approximately $6.3 million for which no provision for federal income tax had been made.  This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only.  Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

(11)              Employee Benefit Plans

Employee Retirement Plan

Substantially all employees are covered under a 401(k) defined contribution savings plan. Contributions of $253,000, $190,000 and $104,000 were charged to operations for the years ended December 31, 2006, 2005, and 2004, respectively.

Deferred Compensation and Retirement Agreements

The Company entered into deferred compensation and other retirement agreements with certain key employees that provides for cash payments to be made after their retirement.  The obligations under these arrangements have been recorded at the present value of the accrued benefits using a 2% discount rate.  The Company has also entered into agreements with certain directors and officers to defer portions of their compensation.  The balance of estimated accrued benefits under all of these arrangements was $987,000 and $943,000 at December 31, 2006 and 2005, respectively, and was included as a component of other liabilities in the accompanying consolidated balance sheets.  To assist in funding benefits under each of these plans, the Bank has purchased certain assets including life insurance policies on covered employees in which the Bank is the beneficiary.  At December 31, 2006 and 2005, the cash surrender values on these policies and other assets established to meet such obligations were $3.3 million and $2.9 million, respectively.  In addition to these policies the Bank purchased $7.5 million of bank owned life insurance policies during 2006, which had a cash surrender value of $7.8 million at December 31, 2006.  These policies are not related to deferred compensation or other retirement agreements.

(12)              Stock Option Plan

The Company has a stock based employee compensation plan which allows for the issuance of stock options, the purpose of which is to provide additional incentive to certain officers, directors, and key employees by facilitating their purchase of a stock interest in the Company.  The plan is administered by the compensation committee of the board of directors who selects employees to whom options are granted and the number of shares granted.  The option price may not be less than 100% of the fair market value of the shares on the date of the grant, and no option shall be exercisable after the expiration of ten years from the grant date.  In the case of any employee who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of ten years from the grant date.  The Company intends to utilize authorized, but un-issued shares to satisfy option exercises.  The number of shares available for future grants was 171,593 at December 31, 2006.  Compensation expense is recognized over the option vesting period, which is typically pro-rata over four or five years.  The stock-based compensation cost related to these awards was $114,000, $98,000 and $108,000 for the years ended December 31, 2006, 2005, and 2004, respectively.  The Company recognized tax benefits of $24,000, $14,000 and $16,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

In determining compensation cost, the Black-Scholes option-pricing model is used to estimate the fair value of options on date of grant.  The Black-Scholes model is a closed-end model that uses the assumptions outlined below.  Expected volatility is based on historical volatility of the Company’s stock.  The Company uses historical exercise behavior and other qualitative factors to estimate the expected term of the options, which represents the period of time that the options granted are expected to be outstanding.  The risk-free rate for the expected term is based on U.S. Treasury rates in effect at the time of grant.  The fair value of each option grant is estimated on the date of grant.  The fair value of options granted were estimated utilizing the following weighted average assumptions:

	Years ended December 31,
	2006	2005	2004
Dividend rate	5.0%	4.8%	4.8%
Volatility	19.1%	18.0%	19.0%
Risk-free interest rate	4.9%	4.3%	3.2%
Expected lives	5 years	5 years	5 years
Fair value per option at grant date	$3.55	$3.40	$3.14

A summary of option activity during 2006 is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
		exercise	contractual	intrinsic
	Shares	price	term	value
Outstanding at January 1, 2006	127,340	$23.73	7.38 years	n/a
Granted	109,025	27.15	—	n/a
Effect of 5% stock dividend	11,728	—	—	n/a
Cancelled	—	—	—	n/a
Exercised	(1,867)	14.40	—	n/a
Outstanding at December 31, 2006	246,226	$24.18	7.77 years	$755,000
Exercisable at December 31, 2006	79,429	$21.06	5.88 years	$492,000
Vested and expected to vest at December 31, 2006	236,196	$24.12	7.74 years	$738,000

Additional information about stock options exercised is presented below:

	Years ended December 31,
	2006	2005	2004
Intrinsic value of options exercised (on exercise date)	$23,584	$109,836	$507,180
Cash received from options exercised	$26,891	$196,088	$221,552
Excess tax benefit realized from options exercised	$6,999	$37,344	$135,511

As of December 31, 2006, there was $349,000 of total unrecognized compensation cost related to outstanding unvested options.  That cost is expected to be recognized over a weighted-average period of 4 years.  The total fair value (at vest date) of shares vested during the years ended December 31, 2006, 2005 and 2004 was $111,000, $98,000 and $8,000, respectively.

(13)              Fair Value of Financial Instruments

Fair value estimates of the Company’s financial instruments as of December 31, 2006 and 2005, including methods and assumptions utilized, are set forth below:

	December 31, 2006		December 31, 2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Cash and cash equivalents	$14,751,914	14,752,000	21,490,512	21,491,000
Investment securities	$145,884,168	145,884,000	140,130,512	140,131,000
Loans, net of unearned fees and allowance for loan losses	$379,323,581	377,595,000	274,565,855	275,979,000
Loans held for sale	$1,364,474	1,384,000	1,163,211	1,177,000
Non-interest bearing demand deposits	$48,397,528	48,398,000	38,365,040	38,365,000
Money market and NOW deposits	137,304,086	137,304,000	103,728,104	103,728,000
Savings deposits	27,702,896	27,703,000	26,098,127	26,098,000
Time deposits	231,080,860	231,348,000	163,081,460	162,595,000
Total deposits	$444,485,370	444,753,000	331,272,731	330,786,000
FHLB advances	$61,920,421	60,414,000	63,212,318	63,281,000
Other borrowings	$28,495,643	28,496,000	22,046,000	22,046,000

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

(14)              Regulatory Capital Requirements

Current regulatory capital regulations require financial institutions to meet certain regulatory capital requirements. Institutions are required to have minimum leverage capital equal to 4% of total average assets and total qualifying capital equal to 8% of total risk-weighted assets in order to be considered “adequately capitalized.”  As of December 31, 2006 and 2005, the Company and the Bank were rated “well capitalized,” which is the highest rating available under this capital-based rating system. Management believes that as of December 31, 2006, the Company and the Bank meet all capital adequacy requirements to which they are subject.  The following is a comparison of the Bank’s regulatory capital to minimum capital requirements at December 31, 2006 and 2005, (dollars in thousands):

	Actual		For capital adequacy purposes					To be well- capitalized under prompt corrective action provisions
	Amount	Ratio	Amount			Ratio		Amount			Ratio
As of December 31, 2006:
Total capital (to risk- weighted assets)	$55,740	14.05%	$	>	31,727	>	8%	$	>	39,659	>	10%
Tier 1 capital (to risk- weighted assets)	51,710	13.04		>	15,863	>	4		>	23,795	>	6
Tier 1 capital (to average assets)	51,710	8.94		>	23,137	>	4		>	28,921	>	5

As of December 31, 2005:
Total capital (to risk- weighted assets)	$48,071	16.32%	$	>	23,568	>	8%	$	>	29,461	>	10%
Tier 1 capital (to risk- weighted assets)	44,920	15.25		>	11,784	>	4		>	17,676	>	6
Tier 1 capital (to average assets)	44,920	10.14		>	17,728	>	4		>	22,160	>	5

The following is a comparison of the Company’s regulatory capital to minimum capital requirements at December 31, 2006 and 2005 (dollars in thousands):

	Actual		For capital adequacy purposes					To be well- capitalized under prompt corrective action provisions
	Amount	Ratio	Amount			Ratio		Amount			Ratio
As of December 31, 2006:
Total capital (to risk- weighted assets)	$ 53,008	13.34%	$	>	31,797	>	8%	$	>	39,746	>	10%
Tier 1 capital (to risk- weighted assets)	48,899	12.30		>	15,898	>	4		>	23,848	>	6
Tier 1 capital (to average assets)	48,899	8.43		>	23,204	>	4		>	29,005	>	5

As of December 31, 2005:
Total capital (to risk- weighted assets)	$ 54,829	18.55%	$	>	23,647	>	8%	$	>	29,559	>	10%
Tier 1 capital (to risk- weighted assets)	51,678	17.48%		>	11,823	>	4		>	17,735	>	6
Tier 1 capital (to average assets)	51,678	11.61		>	17,800	>	4		>	22,250	>	5

(15)              Parent Company Condensed Financial Statements

The following is condensed financial information of the parent company as of December 31, 2006 and 2005, and for years ended December 31, 2006, 2005, and 2004 (in thousands):

Condensed Balance Sheets

	December 31, 2006	December 31, 2005
Assets
Cash	$55	8,011
Investment securities	1,077	1,133
Investment in Bank	68,192	53,432
Other	1,620	1,800
Total assets	$70,944	64,376
Liabilities and Stockholders’ Equity
Borrowed funds	$21,226	19,796
Other	482	507
Stockholders’ equity	49,236	44,073
Total liabilities and stockholders’ equity	$70,944	64,376

 Condensed Statements of Earnings

	Years ended December 31,
	2006	2005	2004
Dividends from Bank	$6,258	4,457	5,105
Interest income	66	43	70
Other income	255	53	316
Interest expense	(1,654)	(770)	(542)
Other expense, net	(188)	(189)	(196)
Income before equity in undistributed earnings of Bank	4,737	3,594	4,753
(Decrease)/increase in undistributed equity of Bank	741	6	(625)
Earnings before income taxes	5,478	3,600	4,128
Income tax benefit	(532)	(297)	(123)
Net earnings	$6,010	3,897	4,251

Condensed Statements of Cash Flows

	Years ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net earnings	$6,010	3,897	4,251
Decrease/(increase) in undistributed equity of Bank	(741)	(6)	625
Other	(59)	(1,247)	1,364
Net cash provided by operating activities	5,210	2,644	6,240
Cash flows from investing activities:
Purchase of investment securities available-for-sale	(3)	(112)	(551)
Proceeds from sales and maturities of investment securities available-for-sale	165	160	926
Cash paid in acquisitions	(13,080)	—	(17,502)
Net cash provided by/(used in) investing activities	(12,918)	48	(17,127)
Cash flows from financing activities:
Issuance of shares under stock option plan	27	196	221
Proceeds from other borrowings	9,772	9,998	9,555
Repayments on other borrowings	(8,342)	(3,470)	(4,535)
Purchase of treasury stock	(138)	(1)	(3,055)
Payment of dividends	(1,567)	(1,444)	(1,421)
Net cash (used) provided by financing activities	(248)	5,279	765
Net (decrease)/increase in cash	(7,956)	7,971	(10,122)
Cash at beginning of year	8,011	40	10,162
Cash at end of year	$55	8,011	40

Dividends paid by the Company are provided through subsidiary bank dividends. At December 31, 2006, the Bank could distribute dividends of up to $122,000 without regulatory approvals.

(16)              Stockholders’ Rights Plan

On October 11, 2001, the Company’s board of directors adopted a stockholders’ rights plan (the Rights Plan).  The Rights Plan provided for the distribution of one right on February 13, 2002, for each share of the Company’s outstanding common stock as of February 1, 2002.  The rights have no immediate economic value to stockholders, because they cannot be exercised unless and until a person, group or entity acquires 15% or more of the Company’s common stock or announces a tender offer.  The Rights Plan also permits the Company’s board of directors to redeem each right for one cent under various circumstances.  In general, the Rights Plan provides that if a person, group or entity acquires a 15% or larger stake in the Company or announces a tender offer, and the Company’s board of directors chooses not to redeem the rights, all holders of rights, other than the 15% stockholder or the tender offeror, will be able to purchase a certain amount of the Company’s common stock for half of its market price.

(17)              Commitments, Contingencies and Guarantees

Commitments to extend credit are legally binding agreements to lend to a borrower providing there are no violations of any conditions established in the contract.  The Company, as a provider of financial services, routinely issues financial guarantees in the form of financial and performance commercial and standby letters of credit.  As many of the commitments are expected to expire without being drawn upon, the total commitment does not necessarily represent future cash requirements (see Note 5).

The Company guarantees payments to holders of certain trust preferred securities issued by wholly owned grantor trusts.  The securities are due in 2034 and 2036 and are redeemable beginning in 2009 and 2011. The maximum potential future payments guaranteed by the Company, which includes future interest and principal payments through maturity, was approximately $50.8 million at December 31, 2006.  At December 31, 2006, the Company had a recorded liability of $16.7 million of principal and accrued interest to date, representing amounts owed to the Trust.

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

Mark A. Herpich

Executive Vice President, Secretary and Cashier

Michael E. Scheopner

Executive Vice President, Credit Risk Manager

Dean R. Thibault

Executive Vice President, Commercial Lending

Larry R. Heyka

Market President, Manhattan

Mark J. Oliphant

Market President, Dodge City

STOCK PRICE INFORMATION

Our common stock has traded on the Nasdaq Global Market under the symbol “LARK” since 2001. At December 31, 2006, the Company had approximately 1,150 stockholders, consisting of approximately 420 owners of record and approximately 730 beneficial owners of our common stock.   Set forth below are the reported high and low sale prices of the common stock and dividends paid during the past two years.  Information presented below has been adjusted to give effect to the 5% stock dividends declared in December 2006 and 2005.

Year Ended December 31, 2006	High	Low	Cash Dividends
First Quarter	$26.67	$23.71	$0.1619
Second Quarter	26.90	25.33	0.1619
Third Quarter	27.19	24.10	0.1619
Fourth Quarter	28.80	26.04	0.1810

Year Ended December 31, 2005	High	Low	Cash Dividends
First Quarter	$27.66	$25.85	$0.1542
Second Quarter	27.67	22.31	0.1542
Third Quarter	24.00	21.36	0.1542
Fourth Quarter	23.76	20.00	0.1542

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Manhattan Union Pacific Depot, 120 Fort Riley Boulevard, Manhattan, Kansas, on Wednesday, May 23, 2007 at 2:00 PM.

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

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016-3572

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

1000 Walnut, Suite 1000

Kansas City, Missouri 64106

PERFORMANCE GRAPH

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG LANDMARK BANCORP, INC.,
NASDAQ MARKET INDEX AND NASDAQ BANK INDEX