Form 10-K, Exhibit 13
period 2007-12-31
LANDMARK BANCORP INC
filed 2008-03-14
CIK 1141688

EXHIBIT 13.1

TO OUR STOCKHOLDERS, CUSTOMERS, AND FRIENDS

Landmark Bancorp, Inc. reported net earnings of $5.4 million in 2007 with total assets equaling $606 million at year end in what will be remembered as a very difficult year for the banking industry.  Fully diluted earnings per share were $2.20 per share.  This financial performance translated to a 10.78% return on average equity and a ..90% return on average assets.  We continued our practice of declaring a 5 percent stock dividend.  Our cash dividend paid in 2007, adjusted to give effect to the 5 percent stock dividend, increased approximately 14 percent compared to 2006 to 72.4 cents.  All of these accomplishments occurred against an industry backdrop of severe problems in the residential housing market caused by deterioration in residential real estate market values and loan portfolio credit quality, particularly in the subprime mortgage sector.  Your company has steered clear of the problems caused by this type of lending and finds its residential mortgage loan and mortgage backed security portfolios are still of high quality and not showing evidence of the stresses that many other institutions within our industry are experiencing.  While we have not been completely immune from the effects of the decline and turbulence in the housing market, your company continues to have a high quality asset base and solid earnings.  We anticipate that our efforts to run a high quality financial institution with a sound asset base will continue to create a strong foundation for continued growth and profitability.  In the following paragraphs I will outline both the challenges and the successes we experienced in 2007 and describe the opportunities that lie before us in 2008.

We are disappointed that earnings declined to $5.4 million in 2007 compared to $6.0 million the prior year.  Several factors impacted these results.  Our net interest margin decreased approximately 15 basis points to 3.47 percent for the year 2007.  This was due primarily to loan yields not increasing as much as liability costs increased in 2007 when compared to 2006.  In fact, during the latter part of 2007 when the Federal Reserve began lowering interest rates, loan yields decreased at a faster rate relative to liability costs which did not decrease as rapidly.  Declining loan yields may be largely attributed to increasing competitive pressures resulting from a slowing economy, deteriorating loan pricing, and relatively fewer lending opportunities.  Also contributing to the earnings decline was a reduction in non interest income of approximately $1.0 million.  The primary cause of this decline was the sale in 2006 of our former main banking facility in Manhattan and other properties resulting in a gain of approximately $717 thousand.  We also saw a decrease of approximately $306 thousand in fees and service charges, primarily in the area of loan fees.  However, on the positive side, we were able to reduce non interest expense by approximately $706 thousand as we were able to achieve the cost savings we had anticipated with the acquisition of First Manhattan Bancorporation, Inc. and continue to create efficiencies in our daily operations.  Finally, we were able to reduce our effective tax rate from 25.7 percent to 19.4 percent as a result of increases in non taxable income from increased investments in tax exempt municipal bonds and bank owned life insurance.  We continued our balance sheet transition with an increase of $21.6 million in commercial and commercial real estate loans which partially offset a decline of $24.8 million in one to four family residential loans.  This is consistent with our strategy to continue to reduce portfolio reliance on residential mortgage loans, most of which have been acquired in previous acquisitions, and increasing our loan portfolio in the area of commercial lending.  We expect to continue this strategy in 2008 and will work to further increase our efforts to grow the commercial and commercial real estate loan portfolios and capture the banking relationships associated with these loans.

2007 was marked by many industry reports of large losses related to sub prime residential mortgage loans that were originated over the past few years.  These loans were made under relaxed underwriting standards that allowed debtors to purchase homes that they would not otherwise qualify for under conventional underwriting standards.  These lax underwriting practices included lending to borrowers with poor credit histories, little or no cash equity, excessive debt to income ratios, extended loan amortizations that included little or no principal reductions, poor loan structure, and an underlying assumption that property values would always increase.  It is folly to expect that borrowers who have not historically paid their debts will somehow decide they should pay a loan back when they have no cash equity in the home and home values are decreasing.  The influx of buyers who were enabled by these lax lending practices to purchase homes contributed significantly to the residential asset pricing bubble that has now burst, resulting in lower residential property prices.  Additionally, a large portion of consumer spending which has fueled the economy the last several years has been attributed to increasing property values and consumers continuing to borrow against the equity in their homes and spending those funds for other consumer goods.  Your company has not participated in these practices of lax lending standards and the assumption that property values will always increase.  We have continued with our standards of originating quality loans with sound underwriting principles guiding the approval process.  While it is difficult for any financial institution not to feel the impact of the problems in the residential property market, we are confident that our loan and security portfolio is of high quality and will withstand the turbulence of the adverse developments in the real estate market.  We are proud of our lending standards and practices, we expect they will serve us well over the long term, and we will continue to keep your company strong.  This should allow us to take advantage of opportunities that will arise in the upcoming year.

Earlier I spoke of the fact that our net interest margin decreased by 15 basis points in 2007 compared to 2006 as the average yield on loans for the year did not increase as much as the average cost of liabilities.  I also mentioned that loan pricing has deteriorated due to competitive forces in the market place.  The monetary policy enacted by the Board of Governors of the Federal Reserve over the last several years has had a focus of enhanced monetary system liquidity and low interest rates in an effort to keep the economy stimulated and growing.  This combination of increased systemic liquidity and low rates has contributed to fierce competition within the banking and financial market place for loans and other assets that produce a satisfactory yield.  This competitive pressure has been exacerbated by a slowing economy with fewer lending opportunities.  The cumulative effect has resulted in an environment in which the financial community has not adequately assessed risk, has relaxed lending covenants and standards, and has not priced risk accordingly in the pursuit of satisfactory yields.  These pressures are evident in the relatively lower yields we have experienced in our loan portfolio over this past year compared to our cost of funds.  The silver lining in the sub prime mortgage loan crisis is that hopefully, if the government lets the free market run its course, there will be enough unfortunate pain and losses endured by institutions throughout the financial system that proper risk assessment, loan structuring,  and risk based pricing will re-emerge as key components within the credit process.  We are already seeing this happen in many of the credit sectors and expect the trends to continue.  Long term this could be a favorable development for net interest margins and overall portfolio performance.  We have introduced additional controls and tools into our loan evaluation process to assist us in our pricing efforts and help insure that we are able to obtain yields on our loans commensurate with the associated risk.

The economic developments of the past year have not dampened our enthusiasm or expectations for 2008.  We have added to and enhanced our commercial lending staff in an effort to increase our growth in commercial lending.  In today’s environment we understand that we need to continue to adhere to our sound lending practices and will need to look at a greater number of lending opportunities to find the ones that will match our criteria.  Toward that end we have enhanced our business development efforts and are already beginning to see the rewards of those efforts.  We continue to focus on the origination of traditional conforming residential mortgages for sale into the secondary market.  This activity resulted in approximately $1.0 million in gains on sale of these loans last year and we hope to exceed that level this year.  We have made significant strides in our efforts to sell non depository investment products and expect to see significant benefits from those efforts this year.  We are exploring other products and ways to further enhance non-interest income.  We continue to search for ways to improve efficiencies within our current operation and reduce non-interest expenses as evidenced by the $700 thousand reduction achieved in 2007.  Our staff is committed to enhancing our levels of customer service and developing relationships with our customers that will further differentiate your company from the competition.  2008 will continue to be a year where we focus on the basics of sound credit practices, rational risk based loan pricing, customer relationships, enhanced non-interest income, and control of operating expenses and overhead.

The markets within which we operate have remained strong economically.  The agricultural sector throughout the state did very well in 2007.  Our communities in southwest Kansas participated in this outstanding year in the agriculture sector and confidence is high.  Commodity prices remain strong, and in spite of rising input costs, a good year is expected in 2008 given normal weather conditions.  The Manhattan and Junction City markets continue to grow as a result of the expansion of the Fort Riley military base and other economic development initiatives within the area.  The Topeka, Lawrence, and Miami County markets remain stable with a sound diversified economic base that, while it has not grown significantly in the current economic environment, continues to be viable without significant signs of economic distress.  The geographic diversification of your company across the state of Kansas is serving us well and contributes to our diversified balance sheet.  This diversification, coupled with our credit underwriting practices and the economies within our markets should serve us well in 2008.

We are well positioned to continue the tradition of growth and profitability we have enjoyed over the history of your company.  We have a strong capital base of $52 million.  Our management team is strong and we continue to enhance it with seasoned, proven additions to our staff.  Our associates are dedicated to delivering top quality financial services to our customers.  Together, we strive to operate the company in a way that continually positions us for the long term and provides a satisfactory return in the short run.  We realize that there are no shortcuts to success and profitability.  It entails hard work, sound decisions, and disciplined risk management.  We are dedicated to these values.

I would like to thank our shareholders for your continued support and confidence.  We are constantly focused on ways to enhance shareholder value and reward your investment with a strong, profitable organization you can take pride in.  I am especially proud of my associates who work tirelessly toward the success of our customers and your company.  Their efforts are the reason for our success and progress over the years.  Finally, I must thank our customers for their confidence, support and patronage.  We will continue to work to deliver quality financial services to enable you to succeed and prosper in your business and personal endeavors.  We look forward to 2008 and are anxious to continue the Landmark traditions of growth, profitability, financial strength, and success.

Sincerely,

Patrick L. Alexander

President and Chief Executive Officer

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

Owner, Lewis Automotive Group

Jerry R. Pettle

Retired Dentist

Dental Associates of Manhattan, P.A.

Susan E. Roepke

Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.

Retired Senior Vice President/Secretary/Cashier, Security National Bank

C. Duane Ross

Publisher Emeritus

High Plains Publishers, Inc.

David H. Snapp

Law Partner

Waite, Snapp & Doll

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

                The annual meeting of stockholders will be held at the Kansas State Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 21, 2008 at 2:00 PM.

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