Form 10-K, Exhibit 13
period 2008-12-31
LANDMARK BANCORP INC
filed 2009-03-27
CIK 1141688

EXHIBIT 13.1

TO OUR STOCKHOLDERS, CUSTOMERS, AND FRIENDS

Landmark Bancorp, Inc. reported net earnings of $4.5 million in 2008 with total assets equaling $602 million at year end in what was one of the most difficult years for the banking industry since the great depression.  Fully diluted earnings per share were $1.89 per share.  This financial performance translates to an 8.98% return on average equity and a .75% return on average assets.  We continued our historical practice of declaring a 5 percent stock dividend.  Our cash dividend paid in 2008, adjusted to give effect to the 5 percent stock dividend, increased approximately 5% compared to 2007.  The results of 2008 took place in a declining economic environment that has spread from the subprime residential loan sector in 2007 to a downturn throughout the global economy in 2008.  Throughout the national economy, mortgage loan foreclosures have increased dramatically, residential real estate values have continued to decline, consumer spending has cut back significantly, banks have failed, and the government has injected large sums of capital into select banking institutions in an effort to stabilize the industry.  Despite these developments, your company experienced solid profitability, ample liquidity, and a very strong capital position.  Your company is well positioned to face the challenges of 2009 and to take advantage of opportunities that will be available to financially strong and well managed banking institutions in the upcoming year.  In the space below I will recap the challenges and successes we experienced in 2008 and provide my outlook for 2009.

The economic developments over the past two years have certainly impacted our loan portfolio.  In 2008, your company incurred loan losses at levels significantly above our historical experience and as a result provided $2.4 million to the loan loss reserve.  However, our sound underwriting principals have kept our problems at manageable levels, in spite of the deterioration in the economic environment.  We are aggressively managing all problem credits as they develop.  As a result of this aggressive resolution strategy, we may see an increase in non-performing loans and other real estate owned as we work through these problem credits.  Most of the credit issues are in the land development and residential construction sector.  Fortunately, we do not have a large concentration of credit outstanding to this sector and we have made significant strides in reducing our overall exposure in this area over the last couple of years.  We will continue to focus on reducing exposure in this part of our portfolio and expect to have the majority of the issues resolved within the next 12 months.  The balance of our commercial loan portfolio continues to exhibit no unusual stress at this time.  Our residential loan portfolio is well seasoned and has performed very well over the last several years, yielding good returns and very low losses.  Our management practice of insuring that the overall loan portfolio is diversified, both geographically and by economic sector, is paying dividends in these very difficult economic times.  We continue to monitor the portfolio carefully and make prudent adjustments to our loan portfolio management as economic events and trends unfold.  There is of course no guarantee that we will not be confronted by unexpected challenges in our portfolio as a result of the challenging times our customers continue to face.

In contrast to what you would expect in the current residential housing market, your company experienced a record year in the origination of residential mortgage loans.  In 2008 we originated approximately $85 million in residential mortgage loans for sale into the secondary market.  This activity generated approximately $1.5 million in gains on sales of loans, an increase of approximately $500 thousand over 2007.  We are off to an even more robust start in 2009 and fully expect another record year in mortgage loan originations.  This is a key activity for our bank, not only in the origination of non-interest income, but also in the generation of new retail banking customers for our bank and the development of core deposits and a total banking relationship.  This increased activity in a down market is the result of your company’s long standing tradition of originating high quality residential mortgage loans delivered to customers in a responsive, service oriented environment.  Customers now want to do business with an institution that has a long history of being in the mortgage business and providing a quality product.  Many of the mortgage brokers that entered the business during the boom years of the housing market and contributed to the current crisis with shoddy, unsound products have now either gone bankrupt or out of business.  Your company’s decision to always offer quality mortgage products and to not participate in offering subprime mortgage products is now paying huge dividends.

Many financial institutions experienced net interest income and margin compression in 2008 as interest rates fell and non-performing loans increased.  In this difficult environment, we were pleased that net interest income increased approximately $350 thousand and the net interest margin increased from 3.47% to 3.51%.  We continue to actively manage our asset and liability pricing to identify and take advantage of market distortions when possible.  However, we are not extending maturities on loans or investments in an effort to chase yield and, as a result, increase our interest rate risk.  The difficult factor in this falling interest rate environment is that many financial institution competitors are struggling for liquidity and not reducing their deposit pricing as fast as market interest rate indices are falling.  This is causing net interest rate margin compression as adjustable rate loans adjust downward in response to falling interest rate indices and deposit pricing does not experience the same relative adjustments.  Your company is working to combat these pressures by implementing rate floors on loans when possible and adjusting loan pricing upward when it is appropriate.  We expect the maintenance of our net interest margin to continue to be a challenge in 2009.

The growth of recurring non-interest income is a key priority for your company in the upcoming years.  We made significant progress toward this goal in 2008.  Fees and service charges increased approximately $230 thousand over the previous year.  As I mentioned earlier, gains on sales of loans increased by approximately $500 thousand, and other non-interest income increased by approximately $115 thousand.  We will continue to explore opportunities to further the increases in non-interest income.  We are exploring ways to continue to expand our mortgage banking activities to take advantage of the competitive void left by mortgage brokers.  This would increase gains on sales of loans and at the same time supplement the continued development of fee producing core deposit relationships.  We continue to focus on the sale of non-deposit investment and insurance products and are seeing the benefits from these efforts.  We are also examining other potential products as a way to continue growth in this area.

The economy played a key role in the November elections and continues to dominate the news and public policy discussion and debate.  There is a public propensity to try to assess blame on the banking sector for the economic situation as a result of unwise lending, creation of complex financial derivatives, and the securitization of credit instruments that off loaded the risk from the originator’s balance sheet onto the balance sheet of unwary investors.  What has been generally overlooked in the debate has been the extreme leverage that has been undertaken by consumers and businesses alike during a period of low interest rates with an assumption that real estate values and income would continue to increase without interruption.  Many believed that the business cycle was only relevant to historical outdated economics and that we would have perpetual uninterrupted economic growth.  Whenever the mentality of “this time it is different” takes hold you see both the consumer and business believe that the financial rules of risk and return have been rescinded and individual decision makers adopt risk profiles much higher than they realize.  When the markets move against them, which they inevitably do, they cannot get out of the way and they suffer the consequences of their increased risk position.  Excess liquidity within the system, low interest rates, and relaxed residential mortgage underwriting standards, all contributed to the bubble in residential real estate values and the unsustainable amount of leverage within the economy.  Housing will not stabilize and begin to recover until the excess inventory of new and used homes for sale is reduced.  Home values will continue to decline until the equilibrium point is reached in supply and demand.  Consumer spending will not recover until the excess leverage is wrung out of the consumer’s balance sheet.  These factors all point to an extended period of economic contraction and a subdued recovery when the economy begins to turn.

It is said that banks reflect the economy in which they operate.  Your company will face numerous challenges in 2009.  We expect that loan demand will be slow as a result of the less than favorable economic conditions.  While we feel good about the overall credit quality of our loan portfolio, we expect that portfolio management will continue to command much of our attention as we work to keep problem credits at an acceptable level in a constantly shifting economic environment.  We will need to focus closely on non-interest expenses.  FDIC Insurance premiums are increasing dramatically and the FDIC will be levying a one time emergency assessment to bring its reserves back to an acceptable level.  FDIC assessments alone will increase our non-interest expense in excess of $1 million.  It is likely that the regulatory burden placed upon the banking industry will increase as government reacts to the recent events and tries to put safe guards in place to insure we do not have a repeat of the credit crisis we have endured over the past year and a half.  It is regrettable that the conservative, well managed banking institutions are penalized and have to pay for the sins and mistakes of others within the financial services industry.

However, where there are challenges, there are also opportunities.  I have already addressed the opportunity present in our mortgage banking operation.  We are also experiencing increased pricing power in our loan negotiations as we are able to achieve better rates on a risk adjusted basis as many of the aggressive, irrational competitors no longer have the ability to be active lenders.  We are increasingly presented with the opportunity to look at some quality credits that formerly banked with competitors that can no longer lend money due to credit quality problems within their portfolios.  We were able to acquire a branch in the Lawrence, Kansas market as one of our competitors decided to scale back their operations.  We expect to have other opportunities that will allow us to complement and strengthen our current franchise when others are focused internally.  We will continue to aggressively look at our cost structures to find ways where we can reduce costs and become more efficient in the way we deliver quality financial services to customers.

In times like this, it is easy to focus on the negative issues that we all have to deal with.  I would like to conclude this letter by looking at the strengths of your company and the reasons we believe we will succeed and prosper in the upcoming years.  We have a strong capital base of $51.5 million and experienced earnings this past year of $4.5 million.  We operate in diverse Kansas communities that have good work ethics and sound economic bases that have not felt the full impact of the economic downturn the rest of the nation has experienced.  Real estate values within our communities have been relatively stable.  We have an experienced and seasoned management team, many of whom have experienced difficult economic times before, that is capable of managing through this economic environment.  Your company has been managed in a conservative manner with strong risk management principals in place.  Finally, the board of directors, management, and associates of your company are dedicated to doing the best job possible and to insuring the success and prosperity of your company.  These are all key strengths that will carry us through these difficult economic times.  I fully expect that your company will come through this period as a stronger, more efficient, profitable organization.

I would like to thank our shareholders for your continued support and confidence.  We will strive to enhance your shareholder value and reward your investment with a strong, profitable organization you can take pride in.  I am especially proud of my associates who work tirelessly toward the success of our customers and the company and who have guided us through these difficult economic times.  They are the real strength of your company and are dedicated to its success.  Finally, I must thank our customers for their confidence, support, and patronage.  We will continue to work to deliver quality financial services to enable you to succeed and prosper in your personal and business endeavors.  We look forward to the future and are anxious to continue the Landmark traditions of growth, profitability, financial strength, and success.

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

Dental Associates of Manhattan, P.A.

Susan E. Roepke

Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.

Retired Senior Vice President/Secretary/Cashier, Security National Bank

C. Duane Ross

Publisher Emeritus

High Plains Publishers, Inc.

David H. Snapp

Law Partner

Waite, Snapp & Doll

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 20, 2009 at 2:00 PM.

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