Form 10-K, Exhibit 13
period 2009-12-31
LANDMARK BANCORP INC
filed 2010-03-26
CIK 1141688

EXHIBIT 13.1

TO OUR STOCKHOLDERS, CUSTOMERS, AND FRIENDS

Landmark Bancorp, Inc. reported net earnings of $3.4 million in 2009 with total assets equaling $584 million at year end.  2009 can be classified as the second year of a very difficult economic and banking environment where approximately thirty percent of banks across the nation reported negative earnings for the year.  Fully diluted earnings per share were $1.31.  This financial performance translates to a 6.18% return on average equity and a .54% return on average assets.  We continued our historical practice of declaring a 5 percent stock dividend.  Our cash dividend paid in 2009, adjusted to give effect to the 5 percent stock dividend, increased approximately 5% compared to 2008.  The results of 2009 took place against a backdrop of continued recession, declining residential and commercial real estate values, rising unemployment to levels as high as 10.5% nationally, government assistance to financial and manufacturing firms, high rates of residential mortgage delinquency and foreclosures, an increasing rate of bank failures, and unprecedented government borrowing and spending in an effort to stimulate the economy.  Despite these challenges your company continues to experience solid profitability, good liquidity, and a strong capital position.  The company continues to weather this economic storm and provide quality banking services to our customers and value to our shareholders.  We look forward to capitalizing on opportunities that we expect to present themselves as the economy recovers.  In the space below I will recap the challenges and successes we experienced in 2009 and provide my outlook for 2010.

The economic environment over the past two years has certainly had an impact on our loan portfolio.  In 2009 your company contributed $3.3 million to its loan loss reserve as we identified and quantified problem loans at levels much higher than our historical levels, and even in excess of those identified in 2008.  The loan loss reserve increased to $5.4 million at year end which is 1.6% of gross loans outstanding.  We are aggressively managing our loan portfolio to either remediate or move problem credits out of the portfolio, as our non-performing loans escalated over the past year to $13.6 million at June 30, 2009.  We believe these levels have peaked and are now in the process of declining as we work through the legal process on several of these credits.  Non-performing loans totaled $11.8 million at year end.  Also contributing to our belief that our non-performing loans have peaked is the number of new problem credits identified in the third and fourth quarter were significantly fewer than in previous quarters.  We are optimistic that our problem credits will continue to decline absent any further adverse economic developments.  We are disappointed that we have experienced the problems in the credit portfolio over the past couple of years.  However, the overall risk management disciplines employed in managing loan portfolio concentrations and loan underwriting standards have allowed your company to weather this economic storm of the past two years in relatively good condition.  Improving economic trends should positively impact the loan portfolio and further contribute to the progress we expect to achieve in 2010.

As a testament to the very difficult banking environment in which we are operating, the company experienced a net loss of $961 thousand in the investment portfolio resulting from other-than-temporary losses on three of our investment securities.  These losses were limited to one class of securities known as collateralized debt obligations.  Specifically, these were securities comprised of pools of trust preferred securities issued primarily by commercial banks and savings institutions.  These trust preferred instruments are able to be classified as capital on the issuing bank’s balance sheet and are designed to pay a return to investors based upon a rate of interest that generally fluctuates with the overall level of interest rates.  The pools are comprised of issues to a number of banks that were diversified in both balance sheet composition and geographical location.  The other-than-temporary losses that were recognized on these pools reflects the large number of financial institutions that have either failed over the past two years or have experienced financial difficulty severe enough to prevent them from paying dividends or interest payments on these securities, thus putting these institutions into a state of deferral or default.  The extent of these deferrals and defaults dramatically highlights the extremely difficult economic and banking environment in which we are operating.  Fortunately, your company only invested in three of these securities for a total exposure of $2.5 million.  Additional losses on these respective investments may be incurred as this economic environment continues to evolve.  However, over the long term, the company may be able to recover some of the losses recognized now, as the economy recovers and some of the banks within these pools rectify their problems and recover to a performance status.

Our mortgage banking operation played a key role in 2009 activities and results.  The company originated a record number of 1-4 family residential mortgage loans totaling approximately $210 million.  Much of this activity was prompted by the low rates in the residential mortgage market as the Federal Reserve Bank utilized a number of tools to keep interest rates low in an effort to stimulate the economy and stabilize the housing market.  Almost all of these originated loans were conforming residential real estate loans which were subsequently sold to the secondary market.  These sales resulted in gains on sales of loans of $3.1 million.  While expenses related to this activity were up due to the high volumes, mortgage banking was a key contributor to bank profitability in 2009.  Additionally, we were able to capitalize on these loans and develop many core deposit relationships with mortgage banking customers as we cross sold a complete banking relationship versus only transacting a mortgage loan.  A key intangible to the company’s mortgage banking capacity is our ability to capture these complete banking relationships and further develop our core deposits.  While it is not expected that mortgage loan activity will be as robust as it was last year, we still believe that this will be a significant line of business for your company in 2010.

Non-interest income continues to play a significant role in the success of your company and is an area of continual emphasis in daily management activities.  Non-interest income increased approximately $1.4 million in 2009 compared to 2008.  Our success in mortgage banking, which was described above, led to an increase of $1.6 million in gains on sales of loans.  Additionally, fees and service charges increased approximately $189 thousand as we continue to grow our base of core deposits.  Continued progress was achieved in the sale of non-deposit investment products through our third party provider and the income associated with that activity.  We are looking for ways to continue the expansion of our mortgage banking activities.  This continues to be an area of opportunity due to the significant decrease of mortgage brokers during the last couple of years, resulting from the difficulties caused by these originating entities and their contribution to the subprime lending debacle, and the resultant loss of access to the credit markets they have experienced.  Growing non-interest income remains a key focus of your company as we continue to explore other products and services that will contribute to this goal.

Never before in my career have I seen banks vilified in a way that the nation has witnessed these past two years.  Banks, investment banks, huge money center banks, and community banks have been painted with the same brush by many media members, pundits, and politicians.  Stories in the press are focused on the banks not making money, the banking industry being bailed out by the American taxpayer, huge bonuses paid to employees, and exorbitant interest and fees being charged by banks.  There seems to be a tremendous fear of bank failures and, at the same time, a tremendous anger if the banks make any money.  What much of the press and many of the politicians do not seem to focus on are the banks, such as Landmark Bancorp, Inc., that did not get bailed out, did not contribute to the subprime mortgage debacle, that continue to lend money to credit worthy individuals and businesses within their community, and continue to function in a safe, sound, and prudent manner.  It is these financial institutions that will lead our country out of this economic quagmire and provide the capital that will be needed when the environment is right for the economy to expand.  We will not bow to external pressure that would encourage us to lend money to individuals and entities that we believe are not credit worthy.  Public policy, loose credit, and excessive leverage by borrowers were the primary causes of the credit crisis we are currently experiencing.  Additional loose credit will not fix the problem and cause the economy to grow.  We must let the free market find its own level and purge the weaknesses out of the system.  The “too big to fail’ policy must be addressed, and the economic advantage that policy provides to the huge money center banks must be eliminated.  Additionally, the industry must fight ardently against laws and regulations being passed that will hamper the banks’ ability to do business and be profitable.  The conflict and state of uncertainty in the political environment needs to subside soon.  The economy will only begin to recover when individuals and businesses know and understand the regulatory, business, taxation, and political environment, and are able to make decisions based upon some degree of certainty in these areas.

As difficult as the current environment is, there are several opportunities being explored that will allow your company to grow and prosper.  This past year we capitalized on the opportunity in the mortgage banking arena.  This will continue to be a focus in the upcoming years as mortgage banking ties in closely with our core value of a complete banking relationship.  We have begun to experience opportunities in the commercial lending area as many banks are not loaning money due to their own financial difficulties and we are able to visit with some high quality borrowers who are looking to relocate a banking relationship that was previously deeply entrenched with their existing institution.  The industry has also witnessed a return of risk-based pricing in the lending area led by the elimination of many competitive lenders that were not properly underwriting or pricing risk.  This has helped to contribute to an increase in our net interest margin from 3.51% in 2008 to 3.57% in 2009, in spite of a reduction in the total amount of loans outstanding.  We continue to explore opportunities to acquire other institutions, either through purchase from the FDIC or through a traditional acquisition of either a branch or whole institution.  It is expected that many opportunities of this type will be available as the weaker financial institutions will not have either the capital or the desire to continue in the current environment.  Finally, we will not stop our continual and vigilant review of our cost and organizational structure so that your company can continue to operate efficiently and respond in a wise and timely manner to changing conditions in our market.

In a very difficult environment your company remains strong and well positioned to meet the challenges ahead and take advantage of the opportunities that will be available.  Landmark has a strong capital base of $54 million and 2009 earnings of $3.3 million.  The asset base is well diversified with bank locations located in sixteen communities across Kansas.  While no community has been immune from the economic developments over the past couple of years, we believe our respective communities have sound economic bases and have not incurred the steep decline in real property values that many parts of the country have experienced.  Your company’s balance sheet is also diversified without large concentrations in any one asset category.  Your company has an experienced and seasoned management team and board of directors, many of whom have experienced difficult economic times before and know how to lead and manage through the challenges that are present.  This same team is focused on good risk management practices and enhancing shareholder value.  These are all key elements to meet the challenges of the future and at the same time have your company continue to grow and prosper.  We intend to come through this economic downturn as a stronger, more efficient, and profitable organization.

It is during times like this that you really appreciate all of the people that contribute to your organization’s success.  I thank our shareholders for your continued support and confidence.  Your management team and board of directors continue to strive to enhance your shareholder value and reward your investment with a quality, strong, and profitable organization of which you can be proud.  I am proud of our associates and board of directors who work tirelessly and are focused on the success of our customers and your company.  Finally, I thank our customers for your confidence, support, and patronage.  We will continue to deliver quality financial services to enable you to succeed and prosper in your personal and business endeavors.  We look forward to the future and are anxious to continue the Landmark traditions of growth, profitability, financial strength, and success.

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
Dental Associates of Manhattan, P.A.

Susan E. Roepke
Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.
Retired Senior Vice President/Secretary/Cashier, Security National Bank

C. Duane Ross
Publisher Emeritus
High Plains Publishers, Inc.

David H. Snapp
Law Partner
Waite, Snapp & Doll

CORPORATE HEADQUARTERS
701 Poyntz Avenue
Manhattan, Kansas 66502

ANNUAL MEETING
The annual meeting of stockholders will be held at the Kansas State Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 19, 2010 at 2:00 PM.

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