Form 10-K, Exhibit 13
period 2010-12-31
LANDMARK BANCORP INC
filed 2011-03-17
CIK 1141688

EXHIBIT 13.10

TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Amid challenges from a sluggish economy, Landmark Bancorp, Inc. continued to deliver profitability, maintain good liquidity and achieve a strong capital position in 2010. Looking to the future, our financial strength continues to enable us to provide high-quality banking services for customers and to create value for shareholders.

Landmark reported net earnings of $2 million in 2010 and total assets of $562 million at year-end. Our financial performance resulted in fully diluted earnings per share of $0.78, which translated to a 3.73% return on average equity and a 0.35% return on average assets. We continued our historical practice of declaring a 5% stock dividend. Our cash dividend paid in 2010, adjusted to give effect to the 5% stock dividend, increased approximately 5% compared to 2009.

The 2010 results took place against a backdrop of a very sluggish economic recovery from 2008 and 2009 – a housing market that remained at the bottom of a prolonged deep slump, commercial real estate values that continued to decline, an unemployment rate in excess of 9%, high default rates on both consumer and commercial credit, and a rising number of problem banks and bank failures.

Even though we believe we performed well in light of the tough economy, we are not at all satisfied with our 2010 financial performance. We are keenly focused on taking actions to return to an improved level of profitability beginning in 2011. Your company is well positioned to take advantage of what we see as the beginning of a slowly improving economic environment. In this letter, I will recap the challenges and successes of 2010 and discuss our outlook for the future.

Achieving progress in asset quality

During 2010, we believe we made significant progress in addressing problem credits among our assets. Landmark’s loan portfolio has not been immune to the economic challenges of the past three years, but we have tried to recognize problems quickly and address them proactively. Our allowance for loan losses increased to 1.60% of gross loans outstanding at year-end after we contributed an additional $5.9 million during 2010.

The good news is that our aggressive approach to managing the loan portfolio is showing good progress. Nonperforming loans as a proportion of gross loans have decreased from 3.45% at year-end 2009 to 1.55% at year-end 2010, an improvement of $7 million. Additionally, nonperforming assets to total assets decreased from 2.48% to 1.63% as we achieved success in liquidating foreclosed properties once we gained possession.  Further supporting these good trends, loans past due 30-89 days and still accruing interest totaled $1.4 million, or 0.44% of loans, at December 31, 2010, down from $2.5 million or 0.73% of loans at December 31, 2009.

We are pleased with these improvements in asset quality and continue to work diligently for further improvement. While we continue to aggressively identify and manage problem credits as they develop, it appears the number of problems identified within the portfolio has stabilized and is declining. We are hopeful that this trend continues and even accelerates as economic conditions continue to slowly improve.

In 2010, net interest margin improved to 3.78% compared to 3.57% in 2009, but overall lending decreased amid soft demand for loans and a focus on cleaning up the loan portfolio. Net interest income for 2010 was $18.0 million, a decline of $134,000, or 0.7%, based on lower average interest-earning assets compared to 2009.

One of the challenges we face in 2011 is finding and recruiting quality loan opportunities as we look to stabilize and grow outstanding loans going forward. Quality loan demand has not yet returned to a robust level after a prolonged weakness, but our associates are focused on finding good loans to contribute to higher earnings in 2011 and beyond. While this will not be easy, we believe we have the personnel and disciplines to accomplish it. The portfolio concentration and underwriting disciplines that helped us weather the economic storm of the past three years will serve us well as we develop new lending opportunities and banking relationships in a slowly improving economy.

Another asset quality issue relates to three pools of trust preferred securities issued by commercial banks and savings institutions. These three securities, known as collateralized debt obligations, have suffered losses as numerous institutions nationally either failed or defaulted on their obligations to service interest payments. In 2009, we reported credit losses of $961,000 on these securities. In 2010, these securities experienced credit impairments of $391,000. The financial performance appears to be stabilizing or improving now for the vast majority of financial institutions remaining in these pools – another indicator of a slowly improving economic environment.

Expanding our mortgage and fee income

Your company’s mortgage banking efforts produced another stellar year in 2010 originations and profitability. We originated about $170 million in one-to-four family mortgage loans and earned $3.4 million in gains on sales of loans. Gains on sales of loans increased by $355,000 over 2009.  These activity levels were aided, in a macro sense, by record low interest rates with the support of the Federal Reserve Bank’s purchases of mortgage-backed securities.

Landmark’s success with mortgage banking is built on the outstanding reputation that our mortgage loan originators, processors and loan operations support group have developed for high-quality service and products. While mortgage refinance activity was brisk, 51% of our mortgage loan activity in dollars was due to purchase activity. We believe that this is evidence that customers and real estate brokers realize Landmark is unsurpassed in our service and dedication to meeting customer needs in a professional, accurate and timely manner.

Our mortgage team was honored in 2010 by Genworth Mortgage Insurance’s selection of Landmark National Bank for its Inaugural Leadership Circle award. This prestigious award identified Landmark from among 2,000 eligible banks across the country as one of 21 banks to be honored for overall loan performance, underwriting due diligence, quality loan processing and loan servicing. The recognition highlights the effort our team puts forth every day to take care of customers and nurture long-term banking relationships.

We feel good about the 8.3% growth of total non-interest income to $9.1 million in 2010, compared with $8.4 million in 2009. Within this $700,000 increase, the $355,000 increase in gains on sales of loans mentioned above was supplemented by a $284,000 increase in fees and service charges. Our efforts to grow the bank’s core transaction accounts are critical to our goal of continuing to increase non-interest income over time. We continue to examine our product mix and work to increase our income from the sale of non-deposit investment products through our third-party provider.

Going forward, we are concerned about some provisions of the Dodd-Frank financial regulation act passed into law in 2010.  Provisions added to this law in the ‘Durbin Amendment’ could negatively affect income from interchange revenue derived from debit card usage. Depending on how regulations being promulgated by the Federal Reserve are finalized, this impact could be significant. We continue to monitor these developments and will work hard to mitigate any negative impacts. Continued growth of non-interest income will continue to be a key goal of your company in the upcoming years.

Adapting to the economic outlook

Even though it appears the country has begun to see a slowly improving economy and hopefully a stronger credit environment, the economic situation is still tenuous. The potential challenges remain immense. I think it is safe to say it will be many years before we return to a robust economic environment. The banking industry will need to change the way it does business to adapt to these economic realities and prosper in the future. For example, I can easily foresee bank balance sheets returning to loan-to-deposit ratios in the 60 to 70%  range, as opposed to the 90 to 100% levels that were common in the years leading up to the current problems, due to a lack of strong, quality loan demand.

While the economy appears to be growing again, consumers have not yet demonstrated a strong propensity to increase spending. The unemployment rate remains above 9%, and the underemployment rate is in excess of 16%. While consumers have started to reduce household leverage from the record heights reached before the economic downturn, they have a long way to go before leverage falls to levels that existed in the mid-1990s. Many experts agree that consumer spending cannot gain much momentum until the housing market stabilizes, household leverage is reduced, and the unemployment rate comes down.

Further complicating the economic outlook are the huge deficits our federal government is running and the monetary accommodation the Federal Reserve is providing in an effort to spur economic growth. These actions could have an inflationary impact and drive interest rates significantly higher in short order. The situation is compounded by budgetary crises faced by numerous state and local governments, as they struggle to deal with increased demand for services against declining tax revenues. The concerning part of this equation is that if governmental entities make the hard choices to bring their fiscal house in order, it could have a slowing effect on the economic recovery. If they don’t make those choices for fiscal responsibility, we know the consequences will be severe – we just do not know how and when the problems will manifest themselves.

The uncertain economic outlook dictates that your company’s management team must find ways to operate the bank in the most efficient manner possible – and cultivate quality lending relationships with borrowers strong enough to endure further economic turmoil. We are committed to continuing to manage Landmark in what we believe is a conservative manner with a focus on financial strength and profitability.

Creating opportunities for the future

The economic environment also creates opportunities for strong, well-managed financial institutions such as Landmark. The last three years have taken a significant toll on the banking industry, and many institutions have failed. Approximately one-third of the national banks in the western district of the OCC are under some kind of formal agreement or enforcement action. The FDIC has identified more than 800 problem banks nationally. As a consequence, many bank management teams are too distracted by financial and regulatory problems to adequately service their customers – and these customers will be open to recruitment efforts by healthy banks such as Landmark.

Opportunities also continue to present themselves in the mortgage banking area as increased regulation and financial constraints make it even more difficult for mortgage brokers to continue to compete with the experienced mortgage operations of strong financial institutions. We continue to look at ways to take advantage of our strengths in this area.

Finally, many banks experiencing problems have management teams and boards of directors who are looking for an exit strategy. We expect this trend to accelerate under the increasing regulatory burden of the Dodd-Frank Act. For all of the political lip service about wanting to relieve the burden for community banks, regulatory expansion makes it harder for smaller community banks to survive and thrive. Consolidation seems likely to accelerate as banks work to spread increased regulatory costs over a larger asset base. Landmark is well positioned to take advantage of this trend, and we plan to look at opportunities. We will do so cautiously, however, to avoid unexpected problems. Our standard for expansion opportunities is that they must create immediate value for our shareholders.

Building on our strengths

Your management team is determined to improve Landmark’s financial results in the upcoming years. We believe that we are taking actions in a safe and sound manner that adheres to sound banking principles and focuses on relationships with customers and the quality services we offer them.

All of Landmark’s efforts in the future will build upon the strengths you can see in the here and now:
▪	Landmark continues to be profitable, as we have been throughout one of the most challenging economic times since the Great Depression.
▪	We operate from a strong capital base of $54 million.
▪	Landmark is located in 16 communities across the state of Kansas, with good diversification from economic impacts affecting any one community.
▪	Asset quality has improved to manageable levels. We continue to manage loan concentrations and have reduced exposures that exhibit the highest risk levels.
▪	Our management team and board of directors are seasoned and experienced. These skills position Landmark for success as we go forward.

We believe the key elements are in place to guide your company as we aim to grow and thrive in the upcoming years.

We never want to take for granted those who make our success possible. Thank you to our loyal shareholders for your support and confidence – your management and board are always aware that we are here to serve you and to enhance shareholder value. I also want to thank our associates and board members, who work tirelessly to sustain a top-quality, strong and profitable organization of which we are all proud.  Finally, thanks to our customers for your confidence, support and patronage – we look forward to continuing to grow together. Without all of you, our success would not be possible.

Looking to the future, we are confident of continued growth, profitability, financial strength and success.

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

Sarah Hill-Nelson
Chief Executive Officer
The Bowersock Mills & Power Company

Jim W. Lewis
Owner, Lewis Automotive Group

Jerry R. Pettle
Retired Dentist
Dental Associates of Manhattan, P.A.

Susan E. Roepke
Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.
Retired Senior Vice President/Secretary/Cashier, Security National Bank

C. Duane Ross
Publisher Emeritus
High Plains Publishers, Inc.

David H. Snapp
Owner, David H. Snapp, LC.

CORPORATE HEADQUARTERS
701 Poyntz Avenue
Manhattan, Kansas 66502

ANNUAL MEETING
The annual meeting of stockholders will be held at the Kansas State Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 18, 2011 at 2:00 PM.

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge on written request to Patrick L. Alexander, President and Chief Executive Officer, Landmark Bancorp, Inc., P.O. Box 308, Manhattan, Kansas 66505-0308, or by accessing our website at  http://irsolutions.snl.com/corporateprofile.aspx?iid=102409 or the SEC’s website at www.sec.gov.

REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
1000 Walnut, Suite 1000
Kansas City, Missouri 64106