Form 10-K, Exhibit 13
period 2011-12-31
LANDMARK BANCORP INC
filed 2012-03-15
CIK 1141688

EXHIBIT 13.1

TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

I am pleased to report that Landmark Bancorp, Inc. had a successful 2011, reporting net earnings of $4.5 million and growth which resulted in total assets equaling $598.2 million at year end. Earnings per share on a fully diluted basis equaled $1.61 compared to $0.74 in the previous year. Return on average assets was 0.78% up from 0.35% in 2010 and return on average equity was 7.98% versus 3.73% in the previous year. We maintained our record of continued dividends, paying cash dividends equaling $0.72 per share, which is a five percent increase over the previous year. We once again declared a 5% stock dividend. Both our capital and liquidity positions remain strong and we look forward to continuing to serve our customers and create value for our shareholders as we move forward into 2012.

These positive operating results occurred in an economic environment that is improving relative to the last three years but is still less than robust by many measures. Economic growth was relatively slow in 2011 as the annual GDP growth rate was 1.6%. Although the national unemployment rate declined during 2011 from 9.1% in January to 8.5% in December, it is still very high and certainly impacts consumers’ spending ability and their capacity to repay their debts. Just as troubling is the depressed housing market. Nationally, residential housing values have declined approximately 30 percent from their peak in 2007. While our local markets have not been as adversely impacted as the national statistics reflect, we certainly have felt the economic issues in all markets within our geography. Although economic conditions are better than what they have been, these numbers indicate that improvement is occurring slowly and sporadically across both the nation and our local markets.

The results we achieved in 2011 came about as a result of the strong financial and organizational foundation of our company and were further enhanced by changes we have made in the way we operate in this more difficult and higher risk environment. We have been relentless in our focus on addressing asset quality issues and the enhancement of our loan underwriting process. We also performed a complete organizational review of operating processes in an effort to gain efficiencies and control expenses. At the same time, we reviewed our revenue generating activities to identify additional profit enhancing opportunities. While we were focusing on these efforts to revamp our risk management, cost and revenue structures, we also renewed our focus on customer service and recruitment of new business, which is essential if we are to continue to grow and remain profitable. We believe our operating results in 2011 show that we continue to be on the right track and experiencing success as we navigate this changing environment. I am pleased to share with you in the space below a more detailed look at the steps we took in 2011 and the direction we will take as we go forward in 2012.

Asset quality continues to be the key driver of bank success in this environment. Asset quality and credit risk management took on renewed prominence with the severe economic downturn that began in 2008. As mentioned in previous communications, Landmark’s loan portfolio was not immune to these difficult credit conditions. In response, we dealt with problem credits in an aggressive and direct manner as we recognized issues and worked to resolve problems aggressively. While continuing to remain vigilant in our management of the loan portfolio, we feel good about our current asset quality. Our nonperforming loans to total gross loans fell from 1.55% at the end of 2010 to 0.45% at year end 2011. Concurrently, nonperforming assets to total assets fell from 1.63% to 0.80% during the same period. Our loans past due 30-89 days and still accruing interest totaled $2.2 million, or 0.71% of gross loans at December 31, 2011, and our allowance for loan losses to total gross loans equaled 1.50% at year end. We will continue to work to improve these numbers but feel good about our position, particularly given the economic environment we have experienced the past several years.

I mentioned earlier the relatively high unemployment rate and the depressed residential housing market. These factors are continuing to have an impact on the management of our loan portfolio. Over the past year, we have seen an increasing number of seasoned residential real estate loans begin to experience some delinquency problems. These loans were underwritten in a conservative and conventional manner and for the most part have performed nicely for a number of years. Historically, we have experienced very few losses on this portfolio. However, it is a trend we are monitoring closely. Additionally, we have implemented a very prompt and disciplined collection effort on this portfolio to address this trend and do what we can to reverse it. We do not believe that we will experience any material credit risk or losses from this portfolio due to its seasoning and the way these loans were underwritten.

A key issue for us as we look to the future will be the generation of quality loans in an environment where good loan opportunities are in short supply. Generally speaking, loan demand has remained soft, which is not surprising given the slow growth environment that we are currently in. Our efforts are concentrated on refining and improving our business development and recruitment in order to more effectively grow the loan portfolio. The key is to recruit the right type and quality of business owners and operators who run profitable operations and can meet our underwriting criteria. Over the last several months, we have made significant strides in our business development efforts and expect to see further improvement going forward. Attracting additional qualified borrowers will be the key to our future success and profitability. We believe that the fact that we were able to slightly increase net loans outstanding in 2011 to $310.1 million reflects our efforts in this area. We expect this momentum to increase going forward. We feel that we have both the personnel and the credit discipline in place to be successful in this effort.

Our net interest margin remained flat at 3.77% in 2011 compared to 3.78% the prior year. The maintenance of our net interest margin contributed to our success in 2011 and will continue to demand our attention in 2012. This is becoming increasingly challenging as interest rates are remaining at historically low levels for a prolonged period. Over the past few years, we have been able to maintain our net interest margin by lowering our deposit rates and our cost of funds as these funding sources matured and repriced downward. This has compensated for lower yields on our assets as those have also repriced lower. With rates at these low levels for a prolonged time we are running out of room to lower our deposit costs. We are also sensitive to maintaining and growing our strong base of core transaction deposits as these will become significantly more valuable once interest rates begin to increase. As a result, we are working hard to balance the competing forces of reducing our costs of funds and at the same time retaining these deposit customers. These pricing pressures make our efforts to recruit additional quality loan customers and grow our loan portfolio even more important to assist in the maintenance and growth of our net interest margin and income.

Non-interest income remained relatively flat at $8.9 million compared to $9.1 million the prior year. It is particularly notable that fees and service charges increased by $180 thousand in a year that had significant downward pressures in this area as a result of regulatory initiatives negatively impacting debit card interchange income and overdraft fees. The increase in our income resulting from fees and service charges results from the profit improvement initiative that we undertook in 2011 that looked at our products and pricing and identified opportunities for improvement. Offsetting the strides we made in this area was a reduction in gains on sales of loans. Most of the decrease in this area results from providing reserves for recourse liability resulting from loans sold to Freddie Mac and Fannie Mae, which subsequently defaulted. The loans we have sold to these agencies have been of the highest quality and show very low delinquency and default histories. However, with the losses these agencies have experienced for the last several years, they are scrutinizing every default for technical exceptions and reasons to put the loan back to the originator. While we feel good about the quality of the loans we have sold to these agencies, we felt it was prudent to reserve against any potential liability we might have in this area.

The fact that non-interest expense declined in 2011 compared to 2010 reflects our efforts to become more efficient and to control expenses in this environment of higher credit and regulatory costs. This decline in costs is even more notable when you eliminate approximately $630 thousand in professional fees that were related to our profit improvement and expense control initiative. We feel it is imperative to control non-interest expenses in this environment, where net interest income is under increasing pressure due to low rates and soft loan demand. At the same time, there is a heightened regulatory environment that is putting severe pressure on the ability to grow fee income while simultaneously increasing compliance costs as a result of increasing consumer regulations emanating from the Dodd-Frank financial legislation passed into law in 2010. We expect the number of regulations that will be created as a result of this law to be onerous and require increased resources to remain in compliance. The successful financial institutions will be the ones that control their other non-interest expense and maximize other revenues to allow sufficient resources to be devoted to this regulatory burden and at the same time attain satisfactory profitability levels.

While improving somewhat, it is still a difficult environment for the banking industry. Without a sound economy it is difficult to have a strong banking industry. However, also providing significant headwinds for our industry is the political environment and the passage of highly debated laws and regulations, including the Dodd Frank Wall Street Reform and Consumer Protection Act. The implementation of the numerous regulations resulting from this legislation will likely be expensive and burdensome to the entire banking community, including both the large and small banks. At the same time, as when any economic system has to absorb large unnecessary costs, both the affected industry and the economy as a whole will see growth and recovery muted as a result of those costs. Ultimately, consumer access to credit may become more difficult and expensive. If past performance holds true, the resulting regulations will lead to more confusion to both the economy and the consumer, be difficult to interpret, create a blizzard of additional confusing paperwork, not be read or understood by the consumer, and in the end do nothing to help address the underlying problem. However, this is a fact that we will have to deal with and we will do the best we can to help shape the regulations and comply with them. While we will work through these challenges, we will continue to be guided by the fact that the true test of good business practices is delivering the quality services that address the customer’s wants and needs in a fair and forthright manner. This is the manner in which Landmark has always done business and will continue to do business. This approach has driven our success in the past and will do so in the future.

The challenges have been severe and the pitfalls that needed to be avoided have been numerous. Many individuals have defaulted on their obligations, countless businesses have closed, and more than 400 banks have failed since 2008. Many of the banks that remain in business are still confronted with problems and are faced with a long and difficult road to recovery. Several smaller, healthy, family-owned community banks are encountering significant challenges mustering the resources to address the increased regulatory burdens. Landmark has dealt with the recent challenges and avoided the pitfalls. We are well positioned to capitalize on the opportunities that are present in this environment. We are aggressively looking to serve those customers that are unable to receive the service they desire at their present bank. We are also alert to opportunities to grow our franchise when others in the industry are tired of addressing the challenges and are looking for an exit strategy. However, we are addressing these opportunities cautiously in order to recognize and understand the risks and to avoid unexpected problems. We feel that in the right circumstances, these expansion opportunities will provide immediate value for our shareholders.

Your management team is proud of the progress we have made in 2011. However, we are not complacent by any means. We realize that we must continue to improve not only our financial performance, but also our processes, efficiency, and the manner in which we serve our customers. We will continue to run the bank in a safe and sound manner and adhere to prudent banking principles. Of course, we will always be focused on our customer relationships and the quality of services we offer them.

Our efforts going forward will capitalize off of our strengths that are easily identifiable:

- Landmark continues to be profitable, as we have been throughout one of the most challenging economic times since the Great Depression.

- We operate from a strong capital base of approximately $59 million.

- Landmark is located within 16 communities (soon to be 17 when we complete The Wellsville Bank acquisition) across the state of Kansas, with good diversification from economic impacts affecting any one community.

- Good asset quality with strong risk and loan concentration management.

- Our staff, management team and board of directors are seasoned and experienced. This group is dedicated to running a quality bank and to enhancing shareholder value.

We believe that the key elements are in place to allow your company to grow and thrive in the upcoming years. As we look to the future, we are confident of continued growth, profitability, financial strength and success.

I always want to take this opportunity to thank those that make our success possible. Thank you to our loyal shareholders for your support and confidence – your management and board of directors are always aware that we are here to serve you and to enhance shareholder value. I want to also thank our associates and board members who work tirelessly to ensure our success and sustain a top flight, strong, and profitable organization of which we are all proud. Finally, thanks to our customers for your confidence, support and patronage – we look forward to continuing to grow together. Without all of you, our success would not be possible.

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

Dental Associates of Manhattan, P.A.

Susan E. Roepke

Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.

Retired Senior Vice President/Secretary/Cashier, Security National Bank

C. Duane Ross

Publisher Emeritus

High Plains Publishers, Inc.

David H. Snapp

Owner, David H. Snapp, LC.

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 23, 2012 at 2:00 PM.

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge on written request to Patrick L. Alexander, President and Chief Executive Officer, Landmark Bancorp, Inc., P.O. Box 308, Manhattan, Kansas 66505-0308, or by accessing our Web site at www.landmarkbancorpinc.com or the SEC’s Web site at www.sec.gov.

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016-3572

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

1000 Walnut, Suite 1000

Kansas City, Missouri 64106

