Form 10-K, Exhibit 13
period 2012-12-31
LANDMARK BANCORP INC
filed 2013-03-29
CIK 1141688

EXHIBIT 13.1

TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

I am pleased to report that Landmark Bancorp, Inc. had a record 2012, reporting net earnings of $6.4 million and growth which resulted in total assets equaling $614 million at year end. Earnings per share on a fully diluted basis equaled $2.16 compared to $1.54 the previous year. Return on average assets was 1.01%, up from 0.78% in 2011 and return on average equity was 10.34% compared to 7.98% in the previous year. We maintained our record of continued dividends, paying cash dividends equaling $0.72 per share, which is a five percent increase over the previous year. We once again declared a 5% stock dividend. Both our capital and liquidity positions remain strong, and we look forward to continuing to serve our customers and create value for our shareholders as we move forward into 2013.

These record operating results occurred in an economic environment that could be considered slow growth at best. GDP increased 2.2% in 2012 compared to 1.8% in 2011. At the same time, national unemployment remained relatively high at 7.8% in December 2012, compared to 8.5% in December 2011. While these numbers are slowly improving, it does not portray an economy that fosters the confidence necessary for active consumer spending and business expansion. It is believed that confidence within the economy was also negatively impacted by the political uncertainty resulting from the national elections and the fiscal uncertainty resulting from the continued debate in Washington with respect to both taxation and spending policies. Against this backdrop, we are pleased with the fact that we achieved the record financial results obtained this past year. I will outline below our major accomplishments of 2012 and the direction we will take as we go forward in 2013.

Interest rates continue at record low levels and long term rates fell further during 2012. Rates at these extremely low levels have certainly stimulated the refinancing of existing residential mortgage loans and have had a positive impact on home sales. Your company originated approximately $223 million in residential home loans in 2012. Sales of these loans to the secondary market resulted in gains on sales of loans totaling $5.7 million which was a record for the company. Our mortgage lenders and processing associates continue to enjoy an excellent reputation for quality service delivered in a professional and timely manner. This reputation allows us to be among the market share leaders in residential mortgage loan origination within all of our primary markets. This lending activity has also allowed us to grow our portfolio of mortgage loans serviced for others to a level of $264 million. Growth in this area contributed additional non-interest income of $121,000 in 2012. Our mortgage loan origination activities also contribute to our efforts to grow core transaction deposits through our efforts to capture the entire banking relationship of our mortgage loan customers.

Conversely, the prolonged record low interest rates are also creating challenges for the company as we work to manage our net interest margin. Net interest margin for the year of 2012 declined to 3.47% from 3.77% the prior year. Yields on both loans and investments continue to move downward as they either mature or are prepaid and the proceeds are reinvested at lower rates. Additionally, loans with adjustable interest rates continue to adjust downward if they did not have interest rate floors at the time they were originated. In a normal environment you would expect corresponding downward movements in deposit interest costs to offset the decline in asset yields. However, with rates being at record low levels for such a prolonged period of time, the ability to adjust interest costs downward on deposits is limited due to these rates approaching a floor of 0%. To offset these pressures it is imperative that we work to grow our loan portfolio and reallocate funds that are now invested in investment securities to higher yielding loans. We are in a good position to do this as our loan to deposit ratio was 65% at December 31, 2012. Management continues to position the company to benefit from increasing interest rates through the management of our interest rate risk position. We feel this is only prudent given the record low interest rate environment and the amount of monetary stimulus that the Federal Reserve has put in place. Interest rates can only go up – the question is when?

Good asset quality is critical to the success of a community bank. The economic environment has been difficult the last several years and this has had a negative impact on losses experienced within banks’ loan portfolios. Your company has not been immune from these forces and has also experienced losses in excess of our historical levels. However, we have made great progress on these problem loans over the past few years and have maintained our problem loans at a very manageable level. In 2012 we saw our non-performing loans to gross outstanding loans increase to 2.84% at year end from 0.45% at December 31, 2011. Similarly, total non-performing assets to total assets increased to 1.88% at year end 2012 compared to 0.80% at year end 2011. During 2012 management identified five criticized commercial and commercial real estate loans that were performing loans, but were not making progress at the rate needed toward repayment at a satisfactory level. These loans had been on the books for an extended period of time and their ability to repay was simply not getting better. As a result, management entered into negotiations with three of these borrowers to restructure the loans in a manner that should allow them to repay in a satisfactory manner going forward. Additionally, we had a commercial loan that failed to raise additional capital in order to continue operations. As a result, we took control of the collateral after the first of the year and are engaged in an orderly liquidation. Management has recognized the amounts that were not adequately collateralized in the loans discussed above and wrote the under secured amount off prior to year end. Finally, we had a commercial real estate borrower declare Chapter 11 bankruptcy, resulting in those loans being classified as non-accrual. However, current appraisals indicate that we are well secured on this credit relationship, and we expect the credit to be resolved during 2013. In summary, we have taken action to remedy the weaker commercial credits within our portfolio, charged off balances that were not adequately secured, and expect the asset quality indicators to reflect those efforts as we move forward in 2013. The balance of the portfolio is performing well as reflected by the loans 30-89 days delinquent and still accruing to gross loans outstanding ratio of 0.69% at year end compared to 0.71% at December 31, 2011.

Earlier, I mentioned the need to grow loans in order to help combat the net interest margin pressures resulting from continued low interest rates. I also commented on the sluggish economic growth and relatively high unemployment which is stifling consumer spending and business expansion, which in turn is limiting loan opportunities. Your management is concerned that this may be the new normal, at least until the consumer has had an opportunity to deleverage their balance sheet and unemployment returns to a lower level, even if it may be at a higher rate than what we have historically thought of as full employment. In response to this changing environment, in the latter part of 2011 we began focusing considerable time and resources on refining our new business recruitment systems and efforts. We have developed the sales and calling skills of our commercial bankers to enable them to have greater success in their new business generation efforts. We began to see these efforts payoff in the latter part of 2012 as we saw commercial loans increase approximately $8.5 million in the third and fourth quarter. Our commercial loan pipeline continues to grow and we expect loans to grow throughout 2013. Needless to say, we are paying close attention to underwriting requirements and the credit worthiness of our customers. We are targeting top quality credits within our markets. We will not be sacrificing credit quality in order to achieve loan growth. We realize we must continue to improve in our business recruitment systems and skills if we are to achieve our goals of quality loan growth in today’s slow growth environment.

I am pleased that we continue to see increases in fees and service charges. I mentioned earlier that fees from servicing residential real estate loans for others increased approximately $121,000. Additionally, other fees and service charges also increased $264,000. This is particularly noteworthy in the current regulatory environment that has had the effect of curtailing both fees that banks can earn on debit card interchange and deposit accounts in general. We have worked hard in this area to improve our systems and procedures so the impact of these increased regulations to our income flow will be as minimal as possible. Additionally, our efforts to increase the number of core deposit transaction accounts is also playing a positive role in this year over year increase in non-interest income. We continue to look at our retail checking account structures and make changes where appropriate to insure that our deposit account products are competitive and that we continue to grow our core deposits in a profitable manner and at the same time provide for a long term, low cost, stable source of funding.

In previous reports I have mentioned the increasing regulatory burden that is being placed upon the financial services industry as a result of the Dodd Frank Wall Street Reform and Consumer Protection Act. We have begun to see the influx of new proposed regulations resulting from this act as the banking regulatory agencies and the Consumer Financial Protection Bureau absorb the new law and begin to react to it. These regulations will require greater allocation of resources in order to understand the new requirements and to remain compliant. We must continue to grow our asset base if we are to effectively deal with these increasing demands and not have it negatively impact our profitability. At the same time, we are visiting with small community bankers across the state that are very concerned about the impact of these regulations upon their ability to continue to be compliant and profitable. Many of these banks are successful, small, family owned institutions with limited resources and management depth. We expect there will be an increasing number of banks that fit this profile that will begin looking for an exit strategy. Our acquisition of the Wellsville Bank in April of 2012 is an example of this scenario. We will continue to visit with community banks across our markets to explore similar opportunities for expansion. We are looking for institutions that will fit into our banking culture and that can provide immediate value to our shareholders. We expect this to be an area of increasing opportunity in the next few years.

Your management team is proud of the success we enjoyed in 2012. The economic environment over the last four years is as challenging as any of us have experienced throughout our careers. However, the strengths of your company have allowed us to negotiate through this difficult environment and emerge financially stronger than when it began. We will not become complacent as we go forward into 2013. We will work to continue to improve our financial performance, our systems, our processes, and our risk management. We continue to focus on our customers and realize that we must meet their needs and requirements if we are to succeed and continue our growth and profitability. We remain dedicated to our customer’s success and the enhancement of shareholder value as we manage the organization and make daily decisions.

We will continue our efforts this next year to capitalize upon our strengths and continue to grow the organization. These strengths, that we never take for granted, are easily identified:

•	Landmark continues to be profitable every year in spite of one of the most difficult economic environments since the Great Depression. During this time period we have continued to pay a nice dividend that has grown by 5 percent annually.

•	We operate off of a strong capital base of $63 million and are well in excess of all regulatory thresholds for well capitalized banks.

•	We are located within 17 Kansas communities across the state providing a well diversified economic base well insulated from negative economic impacts that might affect one particular community.

•	Robust risk management systems that control concentration risk, interest rate risk, liquidity risk and credit risk to very manageable levels.

•	Our human capital comprised of our associates, management team, and board of directors. This group is experienced, seasoned, and dedicated to running a quality, growing bank that meets customer needs and enhances shareholder value.

The elements are in place to allow your company to continue to be successful as we go forward. We look forward to the challenges in 2013 and beyond as we work to grow and thrive in the upcoming year.

I always conclude this opportunity to address you by thanking those that make our success possible. Thank you to our loyal shareholders for your support and confidence – your management and board of directors are always aware that we are here to serve you and to enhance shareholder value. I want to also thank our associates and board members who work tirelessly to ensure our success and sustain a top flight, strong, and profitable organization of which we are all proud. Finally, thanks to our customers for your confidence, support, and patronage – we look forward to continuing to grow together. Without all of you, our success would not be possible.

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

Richard A. Ball

CPA

Ball Consulting Group, Ltd.

Brent A. Bowman

President

Bowman Bowman and Novick, Inc.

Architects and Landscape Architects

Sarah Hill-Nelson

President and Chief Executive Officer

The Bowersock Mills & Power Company

Jim W. Lewis

Owner, Lewis Automotive Group

Jerry R. Pettle

Retired Dentist

Dental Associates of Manhattan, P.A.

Susan E. Roepke

Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.

Retired Senior Vice President/Secretary/Cashier, Security National Bank

David H. Snapp

Attorney, David H. Snapp, LC.

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Flint Hills Discovery Center, 315 South Third Street, Manhattan, Kansas, on Wednesday, May 22, 2013 at 2:00 PM.

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

