Form 10-K, Exhibit 13
period 2013-12-31
LANDMARK BANCORP INC
filed 2014-03-21
CIK 1141688

EXHIBIT 13.1

CHAIRMAN’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Landmark Bancorp, Inc. (Landmark) concluded another very successful year in 2013 marked by continued strong profitability, improvement in asset quality, increased dividends to shareholders, and the completion of our acquisition of Citizens Bank, N.A. on November 1, 2013. This was all accomplished in an environment that, although slowly improving, continues to be difficult for the banking industry. This letter will discuss the major challenges facing the industry and Landmark as we make plans for 2014 and the years to follow. I will also outline the major strategic direction your board of directors has established to position Landmark to continue to grow and prosper to meet our primary objectives of providing outstanding financial products and service to our customers while continually enhancing shareholder value.

The health of the United States economy has been a primary concern since the Great Recession began in 2008. During that period, we saw turmoil in the financial markets that was the most severe disruption witnessed since the Great Depression. While the nation officially came out of recession in 2010, the recovery has been tepid at best, with economic growth averaging between 1.75% to 2.25%. Recent polls reveal that the majority of Americans still feel that we are in a recession. Unemployment remains stubbornly high at 6.7% as of February 28, 2014, and much of the apparent improvement in that has come about as a result of individuals not being able to find work and choosing to leave the workplace. This is reflected in the U-6 unemployment rate which is currently at a level of 12.6%. Personal income growth is relatively flat to only modestly increasing. This type of environment is not conducive to inspiring consumer confidence or increased consumer spending. When you couple this with the uncertainty created by the Affordable Care Act and the fiscal dysfunction we are witnessing in Washington D.C., businesses appear to be reluctant to expand or hire additional personnel in anticipation of or in reaction to increasing sales. All of this combines to encourage greater efficiencies within private business and discourages loan demand which is a prime vehicle to finance business expansion. Lack of loan demand and growth within our loan portfolio is a significant challenge for us to overcome in order to enhance profitability.

Loan growth becomes even more important when the current interest rate environment is taken into account. We are entering into our fourth year of short term rates at or close to 0%. Financial institutions are unable to further reduce liability costs in any material way. At the same time, loan and investment asset yields continue to experience downward pressure. These two forces work together to narrow the industry's net interest margins. While long term interest rates have moved up somewhat from the record lows over the last several months, there does not appear to be any macroeconomic forces in play that will reverse this period of ultra low short term rates in the near future. With Landmark's loan to deposit ratio at approximately 64%, we easily have the liquidity to expand loans materially which would have a very positive impact on profitability. The challenge will be recruiting high quality loans in sufficient volume to increase our loan portfolio totals to a degree that will favorably impact earnings within this new normal of slow economic growth.

The final environmental issue I want to touch on is the new regulatory environment within which we must operate. I have commented in previous years on the Wall Street Reform and Consumer Protection Act of 2010 commonly referred to as the “Dodd-Frank Act.” This bill was signed into law in July 2010 and brought the most significant changes to financial regulation in the United States since the reform initiated following the Great Depression. The law not only attempted to address issues such as “too big to fail” and trading in derivative instruments, but also contains numerous provisions that adversely impact community banks. The Consumer Financial Protection Board (“CFPB”) was formed to oversee how financial institutions and other financial service providers design and deliver products and services to their customers. The CFPB has made sweeping changes in consumer protection laws regarding the types of mortgage loans that financial institutions can make to consumers, the disclosures that must be given to consumers, the types of overdraft and short term cash management products that can be offered to consumers. The CFPB is also expected to enact a myriad of other rules and regulations, many of which have not been written yet. Additionally, The Dodd-Frank Act enacted limitations on the manner and amount of revenue that financial institutions can receive from the interchange income collected by banks from customer debit card usage. This income was utilized to offset the cost of systems needed to administer debit card programs and offset the cost of debit card fraud that must be absorbed by banks. Further change has been thrust upon the industry by federal financial regulators’ adoption of Basel III which increases capital requirements for all regulated financial institutions. The collective impact of this increasing regulatory burden is to significantly increase administrative compliance costs for financial institutions and to restrict profitability in the delivery of loan and deposit products to consumers. In short, these are additional income and expense headwinds that must be overcome by Landmark if we are to deliver the type of enhanced shareholder value that you as a shareholder expect.

Landmark’s board of directors and executive management understand these environmental challenges and have key strategies in place to overcome the obstacles presented. We realize we must continue to grow our asset base in order to spread the increased regulatory burden over a larger asset base, thereby diluting the increasing administrative cost of compliance. As part of our strategy to expand our asset base, we completed the acquisition of Citizens Bank, N.A. in November 2013. This acquisition increased our assets by approximately $195 million and solidly enhanced our market share in Southeast Kansas. The acquisition also gave us a presence in the growing and vibrant Johnson county Kansas market which has been a part of our growth strategy for a number of years. We expect to continue our efforts to identify attractive acquisition opportunities that will provide increased market share and enhanced shareholder value. We also feel we are well positioned to continue to experience success in this effort as a number of smaller community banks are unable to cope with the challenges outlined above due to the amount of resources required and aging or fatigued management.

Another key strategy is our continuing efforts to invest in our people and management. Top flight people and management are essential to overcome the continuing industry changes and challenges that we are witnessing. Knowledgeable, energetic, and well trained associates are necessary if we are to achieve the organic growth in both loans and deposits which will enhance profitability, expand market share and enhance the overall value of the organization. This has been a major thrust over the past several years and will continue going forward. This effort has equipped our people and enabled us to emerge from a very difficult economic period as a strong and profitable financial institution. We believe Landmark is well positioned to continue to grow and service our customers as we look forward to a challenging but bright future.

As Executive Chairman I want to thank our customers, shareholders, and associates for your continued support and loyalty. On January 1, 2014, Michael Scheopner was appointed to the role of Chief Executive Officer as I moved to the role of Executive Chairman. Michael is extremely well equipped for the role of CEO and I know he will provide the requisite leadership to continue to propel the company forward. I assure you that the board and management will continue to work tirelessly on your behalf to ensure that Landmark continues to provide high quality financial products and services and remains financially strong and profitable. Through these efforts we are confident that we will continue to provide opportunity for both our customers and associates and at the same time enhance shareholder value. We are looking forward to 2014 and beyond!

Sincerely,

Patrick L. Alexander
Executive Chairman

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

The year ended December 31, 2013 was an eventful year for Landmark Bancorp, Inc. Total assets at year end exceeded $828 million, representing an increase of more than 35% from December 31, 2102, resulting primarily from our acquisition of Citizens Bank, N.A. on November 1, 2013. Your company reported net earnings of $4.7 million, or earnings per fully diluted share of $1.49. Reported earnings were adversely impacted by non-recurring acquisition related costs of $1.9 million recorded in fiscal year 2013. Return on average assets was 0.70% in 2013 compared to a level of 1.01% in 2012. Return on average equity was 7.33% compared to 10.34% in 2012.

The Citizens Bank acquisition was a significant 2013 accomplishment for the company. The transaction results in a growth in our franchise footprint, which now encompasses 30 locations in 23 Kansas communities. Although net earnings declined in 2013 as a result of the associated transaction costs, we expect the acquisition to be accretive to earnings in 2014 and enhance shareholder value going forward.

We continued our history of paying dividends, reaching 53 continuous quarterly cash dividends since the company’s formation resulting from the merger of Landmark Bancorp, Inc. with MNB Bancshares, Inc. in October 2001. Cash dividends equaling $0.72 per share were paid in 2013, which is a 5% increase over the prior year. We once again declared a 5% stock dividend in 2013, representing the 13th consecutive year that this stock dividend has been paid.

The protection and maintenance of high asset quality standards remains a critical component of Landmark’s risk management efforts. Non-performing loans, concentrated in two credit relationships, totaled $9.8 million as of year end 2013, representing 2.35% of gross loans. Our year end 2012 non-performing loan total was $9.1 million, or 2.84% of gross loans. We expect to make progress toward remediation of these two significant problem credits in 2014. One of these credit relationships is expected to be liquidated as a result of the sale of the business in early 2014. The other credit is the subject of a bankruptcy reorganization filing with a current expectation of a court approved reorganization plan in the middle of 2014. Our allowance for loan and lease losses as of year end 2013 totaled $5.5 million or 1.32% of gross loans. Our specific provisions for loss related to the two referenced problem credit relationships are considered to be adequate based upon the expected repayment, liquidation and collateral scenarios.

While we continue to make progress with respect to the management of our asset quality, the overall economic environment in our markets remains tepid, resulting in limited new loan growth opportunities. We have invested in improving the sales and business development skills of our commercial bankers and will continue making that investment both in training and the recruitment of additional commercial banking human resources going forward. Our net loan totals increased 31.1% year over year, to a total of $414 million at year end 2013, primarily as a result of the Citizens Bank acquisition. Absent the acquisitive impact, loan totals for the past year reflected static balances – a result of enough new loan production to offset normal repayment activity and targeted loan balance reductions due to moving loans of lesser asset quality out of the bank. We are prepared from a skills standpoint and from a resource standpoint to be able to recruit and take advantage of loan growth opportunities which meet our credit underwriting criteria in 2014.

Another important line of business for our company is the mortgage banking function. Gains on sales of loans were down in 2013 as a result of higher mortgage interest rates resulting in less loan refinancing activity. Landmark enjoyed periods of high gain on sale revenue in 2012 due to the refinancing “boom.” However, during that cycle, we continued to concentrate on meeting the needs of our customers and our referring real estate agents as it pertained to financing residential real estate purchases. As a result, we have maintained and grown a steady source of residential purchase mortgage loan activity which should allow our gain on sale revenue to continue at a significant level. With the addition of mortgage origination staff in the new market areas acquired as part of the Citizens acquisition, we anticipate our mortgage banking line of business to be a continued area of focus and growth for the company.

Similar to our investment in sales and business development skills for our commercial bankers, we have made significant investments in improving the skills of our associates tasked with developing and servicing our retail deposit customer base. Fee and service charge income for 2013 totaled $5.76 million, a 9.2% increase from the 2012 income level. We began tracking “net new” retail deposit account activity as a performance matrix in 2007. Over the past 7 years, this measurement has improved steadily from a loss of 301 retail deposit accounts in 2007 to a positive net account growth of 792 accounts in 2013, a 1,093 annual net new account swing. We expect the pace of net retail account growth to continue and even accelerate, particularly with the addition of our new bank locations, in 2014.

As I begin my role as Landmark’s Chief Executive Officer, I can’t help but reflect back to when I joined the company in 1996 in the role of Senior Vice President / Credit Risk Manager. At that time, our franchise consisted of two locations in two Kansas communities with a total asset base of $103 million and a net loan portfolio totaling $63 million. During the past 18 years, I have had the privilege of participating in our efforts to organically grow our franchise as a result of expanding the deposit and credit relationships of existing customers, business development to attract new deposit and credit clients and de novo branching in additional Kansas banking markets, as well as enjoying the successes and lessons learned from acquisitive growth. Our geographical footprint now stretches from the southwest corner of our state, to the eastern boarder, to the southeast corner – a franchise now providing quality banking services at 30 locations in 23 Kansas communities. This growth has occurred at times in spite of, and at times because of, tumultuous economic cycles, one of which was the most severe we have experienced since the Great Depression. It is also worth noting that this growth has taken place in the midst of an increasingly difficult regulatory environment.

As I look forward to 2014 and beyond, I am proud and humbled to be surrounded by a team of highly talented associates that consistently work to exceed the expectations of our customers resulting in our success and in increased shareholder value. They tirelessly and passionately work to execute our company vision that “Everyone starts as a customer and leaves as a Friend.” I am also grateful for the support and guidance of our Board of Directors. Their knowledge of our banking markets, candid advice and counsel, and participation in our efforts to grow our company is reflected in our current franchise footprint. In my new role, I am fortunate to have Pat Alexander remain active in our company as Executive Chairman. In my 18 years with the company, I have benefited from his guidance and counsel on occasions too numerous to count. I look forward to our continued efforts to make Landmark the premier banking organization in the State of Kansas. Lastly, I want to thank our customers and our shareholders. Without your support and confidence, none of our successes would have been possible. I look forward to our continued success.

Sincerely,

Michael E. Scheopner
President / Chief Executive Officer

CORPORATE INFORMATION

DIRECTORS OF LANDMARK BANCORP, INC. AND LANDMARK NATIONAL BANK

Patrick L. Alexander
Executive Chairman
Landmark Bancorp, Inc. and Landmark National Bank

Michael E. Scheopner
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
Owner, Lewis Automotive Group

Susan E. Roepke
Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.
Retired Senior Vice President/Secretary/Cashier, Security National Bank

Wayne R. Sloan
President, BHS Construction

David H. Snapp
Attorney, David H. Snapp, LC.

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 21, 2014 at 2:00 PM.

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge on written request to Michael E. Scheopner, President and Chief Executive Officer, Landmark Bancorp, Inc., P.O. Box 308, Manhattan, Kansas 66505-0308, or by accessing our Web site at www.landmarkbancorpinc.com or the SEC’s Web site at www.sec.gov.

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016-3572

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

1000 Walnut, Suite 1000

Kansas City, Missouri 64106