Form 10-K, Exhibit 13
period 2014-12-31
LANDMARK BANCORP INC
filed 2015-03-19
CIK 1141688

EXHIBIT 13.1

CHAIRMAN’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Landmark Bancorp, Inc. concluded another very successful year in 2014 reporting earnings of $8.05 million and total assets of $863 million. This record performance positions Landmark for additional growth and continues our record of enhancing shareholder value while providing quality community banking services to our markets. Providing a high level of financial services to our customers is the foundation of Landmark’s success and will serve as the base for our continued growth. This success has been achieved through the dedication of our associates, who have worked tirelessly toward achieving our goals – and despite an environment that, although improving, still presents many challenges for community banks. I will outline some of the key issues facing the banking industry and discuss some of the strategic initiatives that your company’s management and board of directors has in place to address these issues so that Landmark may continue to grow and thrive.

It goes without saying that the state of the economy is a key factor in the success that banking organizations will enjoy. The economic environment has continued to improve, albeit slowly. The recovery has not shown the robust growth that is expected following a severe downturn like the one experienced in the Great Recession. This recovery has been marked with increasing productivity, continued expense cutting by most businesses, and limited expenditures and capital investment. Business continues to have extensive liquidity sitting on the sidelines. While profits and productivity are up, it is widely reported that growth in consumer income is lagging expectations and consumer spending continues to be slower than normally experienced at this stage of a recovery. The decline in oil and gasoline prices should give consumer spending a boost over time. However, it remains to be seen if that will translate into business expansion with a resultant increase in loan demand. As you might expect in these conditions, soft loan demand has been a challenge for Landmark. In our quest to attract additional loan business and yield, we continue to hold steadfast to our credit principles and standards and have not sacrificed credit quality or structure. Additionally, we continue to focus on recruiting loan business that represents relationships and not just transactions. We are confident that our efforts to attract quality loan business and relationships will be rewarded and will serve us well long-term as we work to continue to grow our loan portfolio.

In spite of the growth in the economy experienced in the past few years, interest rates remain near all-time lows. The overnight Fed Funds rate has been less than 25 basis points since January 2009 – we have now passed six years with overnight rates approaching 0%. The 2-Year Treasury Constant Maturity Index has been at approximately 1% or less since December 2008. The 10-Year Treasury Constant Maturity Index has been below 4% since July 2008 and is currently approximately 2%. This period of low interest rates is unprecedented in recent history. While low interest rates are good for borrowers, they are having a negative impact on savers and on bank’s net interest margins. Short-term rates near 0% have the short-term effect of diminishing the value of bank core deposits. The longer rates stay at these unprecedented low levels, interest-earning assets continue to price downward while interest-bearing liabilities remain stable at levels approaching zero percent. There have been comments by Federal Reserve officials that interest rates may begin increasing as early as mid-2015. However, the adjustments are expected to be minor, no more than 25 to 50 basis points. And please keep in mind, this will only be overnight rates and will likely have little impact on longer-term rates. This prospect is reinforced by the significantly lower and sometimes negative interest rates currently in effect in both Europe and Japan.

One option for a bank to be sure to increase loan volumes when there is soft loan demand, such as we are experiencing in our markets, is to lower credit quality and structure standards, to pick up a risk interest rate premium over securities. However, the board of directors and management of your company have no intention of doing this. We view this as a short-term solution to earnings pressure that some banks will pay dearly for in the future, as higher-risk loans made in search of yield age and begin to deteriorate due to the inherent weaknesses of the credit.

Instead, we have implemented and are enjoying success with some key initiatives for Landmark that will not only enhance earnings but should position us nicely when interest rates do begin to increase. We continue to stress the growth of our retail and commercial core transaction deposit accounts. Along with these accounts, we are actively promoting debit card usage and sales of other ancillary deposit products. The success of these efforts can be measured by the continued increase in Landmark’s fees and service charge income during a period when many institutions are experiencing decreases in this area. This effort also has the very important benefit of solidifying our relationships with customers and making these low-cost deposits available to us once interest rates do increase. We are using the contrarian thought process of attracting these deposits at a time when the industry feels they are not important due to the low cost of alternative funding, because we feel that when interest rates do eventually increase, core deposits will become much harder to attract.

Michael will address the other alternative strategy we have implemented – the continued expansion and growth of our mortgage banking efforts – in more detail in his CEO letter. In a time when many institutions are cutting back on mortgage lending due to regulatory complexity, Landmark is experiencing good success in this line of business. Not only are we able to capture nice gains when loans are sold to the secondary market, we are able in many instances to capture additional wallet share in household checking accounts, home equity lines and other banking products. Additionally, as we retain loan servicing rights on mortgage loans sold, our servicing income continues to grow and we further strengthen our ongoing relationship with the mortgage customer.

We have implemented relatively low-risk strategies that take advantage of our strengths to help mitigate the earnings pressure we are feeling as a result of continued record low interest rates. These efforts not only supplement our non-interest income in a significant way, but they also work to expand the strong relationships we have developed with our customers. At the same time, these strategies position us for the eventual rise in interest rates and also enhance our liquidity in the event of an unforeseen economic or geopolitical event. We think this is a superior approach to growing the loan portfolio at the expense of weakened credit quality and structure.

The final challenge I would like to address is the increasing cost of the regulatory burden. I continue to shake my head as well-intentioned politicians and regulators heap an endless stream of regulations, restrictions, and responsibilities on both the financial industry and business in general. I suspect this is one factor contributing to the cautious stance of business with respect to expansion and hiring. In the financial industry, the Consumer Financial Protection Bureau continues to change and complicate the lending process and make it more difficult for consumers to obtain mortgage loans. How many of our shareholders, customers and friends have obtained a mortgage loan and read all of the disclosure documents, let alone understood what they mean? Not only do the regulations become more lengthy and complex, but they also may have the detrimental effect of reducing credit availability to large segments of consumers. These well-intentioned efforts are inflicting many unintended consequences upon the industry and consumers, a discussion of which goes beyond the scope of this letter. The list of negative impacts resulting from the regulatory crusade against the financial industry is too long for an extensive discussion within this letter. However, it is easy to see that efforts to protect consumers and end “Too Big To Fail” have only increased costs and complexity within the industry and made it even more difficult for smaller institutions to compete. Community banks were not the cause of the problem during the Great Recession. However, community banks have to deal with the legislative reaction that led to the Dodd Frank Wall Street Reform and Consumer Protection Act and the resulting regulatory overreach. Your company has had to add to our compliance and internal audit staffing in order to deal with this burden. This enhanced staffing is not inexpensive. However, the ramifications of non-compliance are high. Therefore, while these costs are increasing we have to ensure that we are meeting the regulatory expectations in order to be able to execute our long-term business plan.

We believe it is imperative that Landmark continues to grow in order to spread this increasing regulatory burden over an increasingly larger asset base. We intend to do this both organically and through a continuing acquisition strategy that will complement our existing banking franchise, increase market share in key markets, and enhance shareholder value. The economic, political and regulatory pressures I have discussed only work to accelerate the consolidation of the financial services industry. As smaller banks increasingly struggle with these pressures, and as their management and ownership ages, they will continue to search for a viable exit strategy. Not only is Landmark is well-positioned to take advantage of these consolidation trends, but we can also do so in a way that continues to reduce relative costs, is accretive to earnings, and enhances shareholder value.

2014 was an exciting year for Landmark. We are confident that our strategies address both the earnings pressures and the risk factors present in our current environment, and at the same time position us for long-term success. I would like to thank our shareholders and customers for your continued support. I also want to thank our associates and management for their tireless efforts and contributions to our success. We all look forward to an exciting and successful 2015.

Sincerely,

/s/ Patrick L. Alexander

Patrick L. Alexander

Executive Chairman

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

In 2014, Landmark Bancorp, Inc. delivered a record year as we expanded our banking relationships and integrated the significant Citizens Bank acquisition completed in late 2013. Your company reported net earnings of $8.05 million, or earnings per fully diluted share of $2.38, in the year ended December 31, 2014. Return on average assets was 0.96% in 2014 compared to 0.70% the prior year. Return on average equity was increased to 11.89% compared to 7.33% the previous year. Total assets at year-end exceeded $863 million. Our banking footprint now encompasses 29 locations in 23 Kansas communities.

As anticipated, the big step-up in Landmark’s earnings in 2014 came principally from our acquisition of Citizens Bank on November 1, 2013, which “moved the needle” not only with a larger scale for the bank but also with increased returns for shareholders. Our team delivered on what we expected: an accretive, value-building acquisition. We continue our history of paying consecutive cash dividends every quarter since the merger of Landmark Bancorp, Inc. with MNB Bancshares, Inc. in October 2001. Cash dividends equaling $0.72 per share were paid in 2014, which is a 5 percent increase over 2013. We once again declared a 5% stock dividend in 2014, representing the 14th consecutive year paying this level of stock dividend.

As I reflect on our accomplishments in 2014, the record net earnings only tell part of the story. In the next few paragraphs, I want to share with you additional details regarding the successes that we enjoyed over the past year and our outlook for Landmark going forward.

We continued to have success in 2014 in developing more comprehensive account relationships with our retail banking clientele. These efforts were additionally supported by access to new markets resulting from the Citizens Bank acquisition. Fee and service charge income for 2014 totaled $7.43 million, a 29% increase from the 2013 income level. Our internal focus during retail transactions includes increasing Landmark’s household “share of wallet” as a result of cross selling additional products and services. Our cross sale ratio per customer increased again in 2014, the third year in a row since we began tracking this metric. We also rely on word of mouth, or referral advertising, to grow our retail banking network. Since initiation of our Invite a Friend program in 2010, we know of over 4,000 customers who have referred a friend to begin banking with Landmark, resulting in a total of 5,591 new accounts. This is an essential part of our overall strategy to build a strong franchise based upon core deposits.

In addition to growth in retail banking, Landmark enjoyed continued success in our mortgage banking line of business. Single-family mortgage loan origination volumes exceeded $222 million in 2014, resulting in gain on sale income of $5.9 million. Production activity was bolstered by the addition of the mortgage banking staff in the acquired Citizens Bank markets. Our origination activity in 2014 consisted of 84% purchase money transactions – reinforcing Landmark’s strong relationships with our referring real estate agent network and our reputation for meeting the needs of our home-buying customers. As a result of our success in capturing market share of the purchase money activity in our banking markets, we consider the gain on sale revenue opportunities to be a recurring source of income. As we continue to refine our cross sales efforts, mortgage banking is also a key component to building our core deposit base as we capture the relationship, versus simply a transaction-oriented real estate loan.

Our commercial banking focus in 2014 continued to focus on recruiting new high-quality business banking relationships that meet our underwriting requirements, versus competing for loan transactions based on low price or credit-structure compromises. Net loans at year-end 2014 totaled $416 million, a slight increase from the prior year-end total of $414 million. While the loan growth was modest, we achieved it in a year that featured continued soft commercial loan demand in our banking markets and ongoing credit risk management efforts to continue to maintain Landmark’s strong credit quality. Non-performing loans at year-end 2014 totaled $6 million or 1.44% of gross loans, compared to $9.8 million or 2.35% of gross loans as of year-end 2013. Our allowance for loan and lease losses at year-end 2014 totaled $5.3 million or 1.26% of gross loans outstanding. Our specific provisions for losses related to two problem credit relationships that comprised the majority of the non-performing loan total at year-end 2014 are considered adequate based upon the expected repayment, liquidation and collateral scenarios.

I am proud of our success in 2014 and excited to communicate these accomplishments to our shareholders, customers and friends. As promised, I want to take a few words to share our outlook for 2015 and beyond. Your company is well positioned to continue to enjoy growth and profitability. As evidenced by our 2014 results, we continue to make strides in maximizing each customer contact – in retail, mortgage and commercial banking. We continue to invest in our human resources, work to recruit additional banking talent, and communicate an internal culture that supports our company vision: “Everyone Starts as a Customer and Leaves as a Friend.”

Geographically we are positioned in several Kansas banking markets that have organic growth opportunities as economic conditions continue to stabilize and improve. Our team continues to focus on running the organization in a conservative and disciplined manner dedicated to underwriting loans and investments prudently, monitoring interest rate risk, and structuring the overall organizational risk profile in a way that will prepare us as well as possible for any unforeseen events.

I also expect that the banking industry will continue to consolidate as a result of increased regulatory requirements and pressures, compressed profitability from narrow interest margins and increased costs of operations, and aging ownership or management groups in smaller institutions that lack a succession strategy. With two successful transactions since 2012, we have demonstrated an ability to grow acquisitively with a discipline that our growth should be accretive to overall earnings and result in increased shareholder value. We continue to look for acquisition opportunities that meet those criteria and complement the Landmark banking franchise.

In closing, I would like to recognize my fellow associates at Landmark – their efforts are responsible for our successes in 2014. Your company is fortunate to have a team of highly talented community bankers dedicated to exceeding the expectations of Landmark customers. I also want to express my gratitude to our Board of Directors. As I conclude my first year in the role of Chief Executive Officer, the Board’s leadership, knowledge of our banking markets and contributions to developing Landmark’s strategic plan have helped set the stage for continued success. Lastly, I want to thank our customers and our shareholders. Without your continued support and confidence, none of our past successes would have been possible. I look forward to sharing continued success with each of you in the coming years.

/s/ Michael E. Scheopner

Michael E. Scheopner

President / Chief Executive Officer

CORPORATE INFORMATION

DIRECTORS OF LANDMARK BANCORP, INC. AND LANDMARK NATIONAL BANK

Patrick L. Alexander

Executive Chairman

Landmark Bancorp, Inc. and Landmark National Bank

Michael E. Scheopner

President and Chief Executive Officer

Landmark Bancorp, Inc. and Landmark National Bank

Richard A. Ball

Certified Public Accountant

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

Owner, Lewis Automotive Group

Susan E. Roepke

Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.

Retired Senior Vice President/Secretary/Cashier, Security National Bank

Wayne R. Sloan

President, BHS Construction

David H. Snapp

Attorney, David H. Snapp, LC.

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 20, 2015 at 2:00 PM.

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge on written request to Michael E. Scheopner, President and Chief Executive Officer, Landmark Bancorp, Inc., P.O. Box 308, Manhattan, Kansas 66505-0308, or by accessing our Web site at www.landmarkbancorpinc.com or the SEC’s Web site at www.sec.gov.

REGISTRAR AND TRANSFER AGENT

Computershare, Inc.

P.O. Box 30170

College Station, TX 77842

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Crowe Chizek LLP

One Mid America Plaza, Suite 700

P.O. Box 3697

Oak Brook, Illinois 60522-3697

