Form 10-K, Exhibit 13
period 2015-12-31
LANDMARK BANCORP INC
filed 2016-03-14
CIK 1141688

EXHIBIT 13.1

CHAIRMAN’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Record net earnings of $10.5 million and an increase in total assets to $878 million for the year ended December 31, 2015, quantify another outstanding year for Landmark Bancorp, Inc. (Landmark). Our associates and management team devote tremendous effort to delivering top-flight financial services that meet our customers’ needs in an ever-changing economic and technological environment which has led to our terrific results. Landmark continues to be well positioned to continue our growth and profitability, which enhances shareholder value and provides a strong financial base to continue meeting the banking needs of the communities we serve. I would like to describe the key challenges the Company is facing and the strategic initiatives by the Board of Directors and management to address these challenges, while at the same time positioning Landmark to capitalize upon opportunities to continue to thrive, grow and enhance shareholder value.

Unfortunately, many of the same issues and concerns communicated in past years’ shareholder letters are still present today. The economic recovery in the United States remains tepid at best, interest rates are still near 0% (or even negative overseas), regulatory burdens continue to build, and consolidation within the banking industry continues at a relatively rapid pace. Each of these macro factors has an impact on your Company, and the Board and management are paying close attention to properly positioning Landmark to cope with the emerging environment. Let’s take a look at each of these issues.

We are well into an economic recovery that has failed to gain significant traction and that continues to send mixed signals regarding its strength and resiliency. GDP growth continues to hover around 2% on an annual basis. At the end of 2015, the Federal Reserve raised interest rates a modest 25 basis points in response to what the Fed described as an improving labor market and increased inflation prospects. After the first of the year, the equity markets experienced a significant downturn, and longer-term rates began to decrease as the world economy showed signs of additional weakness. The 10-year Treasury is currently yielding below 2%, commodity prices are at depressed levels and consumer personal income remains at a very low growth rate. In February 2016, the Federal Reserve chose not to increase short-term rates further on the basis that downside risks to the economy were increasing. In Japan and Europe, central banks are implementing negative interest rates in an effort to bolster their economies. At the same time, the Federal Reserve is still discussing the possibility of continuing to increase short-term rates later this year to be sure the economy does not overheat and inflation does not begin to escalate. Throw in a raucous presidential election campaign and it is very difficult to determine what path our economy will take, in the short and long term.

In this type of uncertain environment, it is imperative that we take the risks into account and position the Bank in a manner that minimizes exposure in a high-risk environment. Your Company continues to underwrite credit risk in a disciplined manner stressing underwriting standards and relationships. It is reported that many financial institutions are weakening credit criteria and structure requirements, in an effort to increase loans to assist in their efforts to increase interest margins as an alternative to investing in lower rate investment securities. Landmark does not believe this strategy would serve the Company or its shareholders well in the long run. We were able to remain profitable during the Great Recession due to our disciplined credit culture, and that discipline helped position us favorably to experience the record financial results we have enjoyed over the past few years. So our focus on underwriting and relationships will continue as we go forward, and we are confident it will serve the Company and its shareholders well.

The economy is entering its eighth year with short-term interest rates at or close to 0%. With the 25 basis point increase the Federal Reserve implemented in December 2015, the overnight Fed Funds rate is now targeted at 0.25% to 0.50%. As I mentioned earlier, the 10-year U.S. Treasury rate is currently less than 2%, and it has risen above 3% for a very brief time in the latter part of 2013. This interest rate environment is very difficult for banks to manage as they strive to maintain interest margins. Not only do low interest rates make it difficult to manage interest margins, they also indicate slow economic activity, which is reflected by weak loan demand and limited economic growth. This lack of quality loan demand pushes banks to either sacrifice their credit requirements to book new loans or to invest excess funds in investment securities at a very low marginal rate of return. The longer this environment persists, the more difficult the interest margin challenge becomes. Bank asset pricing continues to adjust downward with little room left to adjust liability pricing further downward. As a result, net interest margins across the industry continue to face pressure.

We are pleased that Landmark was able to hold our net interest margin steady in 2015 at 3.51%, up slightly from 3.47% in 2014. We feel good about this accomplishment, especially in light of the fact our loan to deposit ratio remains at approximately 60%. We continue to strive to recruit quality loan business in an effort to increase loans outstanding in a manner that reflects our disciplined credit underwriting processes. While we had a good year of loan originations in 2015, we were only able to maintain loan totals at a relatively flat level as loan payoffs and amortizations nearly equaled originations. We continued our efforts to reduce interest expense by growing core deposit transaction accounts and de-emphasizing higher-cost time deposits. We believe this will pay dividends long-term as interest rates finally increase and these lower-cost core transaction accounts become even more valuable. Finally, our mortgage banking activities provide a great complement to our commercial banking activities during these periods of low interest rates. With low interest rates, mortgage banking activity has been brisk and our market share has been increasing throughout our markets. Our mortgage banking associates’ reputation for quality loan products and exemplary, timely service helped Landmark originations grow to a record level in excess of $300 million in 2015. This activity enabled us not only to recruit many comprehensive household banking relationships, but also to enjoy record gains on sales of loans, which helped offset some of the long-term pressures on interest margin.

The final two macro issues, increasing regulatory burden and industry consolidation, are intertwined and having a significant impact on the banking industry. I hesitate to discuss the increasing regulatory burden again, since I mention it every year. It is a fact of life in the banking industry, and it is not abating. The regulators continue to issue new regulations and revise existing ones as they work to implement the requirements of the Dodd Frank Wall Street Reform and Consumer Protection Act. The Consumer Financial Protection Bureau is also working hard to issue new regulations at a pace that is difficult to assimilate. The Dodd Frank Act was originally conceived to eliminate financial system risks posed by the mega financial institutions known as “Too Big To Fail.” Unfortunately, the Act has created the unintended consequence of creating a separate category of banks that are “Too Small to Survive” due to the disproportionate cost of regulatory compliance that is being thrust upon all banks, especially small community banks. A presentation by Tom Michaud, President and CEO of Keefe, Bruyette & Woods, Inc., reveals that many banks are choosing to capitulate to these forces. In 1985 the United States had 18,073 banks and thrifts, but by the end of 2015 that had fallen to only 5,613 banks and thrifts. In 2015 alone, 264 banks were sold, which amounted to 4.7% of U.S. banks in existence. I am not sure what the lower size limit is where it is no longer feasible to remain independent. No doubt it will differ for each banking organization, depending upon the skill of management, the bank’s product mix, the economic vibrancy of the community where the bank operates, and many other factors. I do know that it is becoming increasingly difficult for banks at the lower end of the size continuum to achieve the returns necessary to provide a satisfactory return to their shareholders.

Finding opportunity amidst the challenges, Landmark’s Board and management have implemented a successful strategy of growth, both organically and through acquisition, allowing us to gain greater efficiencies to combat these increasing cost pressures. Going forward, we expect to see increasing opportunities to acquire other financial institutions as more banks’ management teams and shareholders conclude they are no longer equipped to combat the pressures being placed upon the industry. We believe Landmark is well equipped to take advantage of these opportunities and to continue our history of growth and profitability. We have an outstanding model that delivers friendly, high-quality banking services to the communities we serve and at the same time delivers value to our shareholders. We continue to monitor developments and pressures within the industry and determine what impact they will have on your Company. We realize that our ultimate responsibility is to our shareholders, and we will strive with everything we do to make the hard choices that enable us to continue to maximize shareholder value.

In summary, we are proud of Landmark’s accomplishments in 2015 and are optimistic about the future of the Company. I would like to thank both our banking clients and you, our shareholders, for your continued patronage and support. I want to thank all of our associates for their dedication and efforts contributing to Landmark’s success. We have an outstanding team dedicated to meeting the needs of our customers, our communities, and our shareholders. We look forward to the challenges and opportunities of 2016 and the years that follow.

Sincerely,

/s/ Patrick L. Alexander

Patrick L. Alexander

Executive Chairman

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

In past years, I have typically ended my annual report comments with an acknowledgement to my associates at Landmark Bancorp, Inc. (Landmark). This year, I believe it is appropriate to begin with that acknowledgement. The outstanding performance of your Company in 2015 is due in large measure to the highly professional efforts of every member of the Landmark team. Their dedication to consistently delivering extraordinary levels of service, in line with Landmark’s vision that “Everyone Starts as a Customer and Leaves as a Friend,” was critical to our record results in 2015.

Landmark reported record net earnings of $10.5 million, or earnings per fully diluted share of $2.91, in the year ended December 31, 2015. This earnings level represented a 30.5% increase from our previous record earnings level in 2014. Return on average assets was 1.21% in 2015 compared to 0.96% in the prior year. Return on average equity increased to 13.81% compared to 11.89% in the previous year. Total assets at year-end exceeded $878 million. Our footprint now encompasses 29 branch banking locations in 23 Kansas communities.

Our 2015 earnings benefited from a first quarter “non-recurring” event, a $1.7 million recovery on a construction loan that was fully charged off during 2010 and 2011, resulting in a $1 million negative provision to the allowance for loan and lease losses. In 2015 we also had a $236,000 gain on the sale of a branch facility in Fort Scott. Partially offsetting these increases was a $119,000 loss on sales of investment securities during 2015. Even without these “non-recurring” items, the core earnings capacity of your Company would still have produced record income levels for 2015. I expect our trend of solid earnings to continue going forward in 2016. I believe the overall risk management practices and capital strength of the Company continue to position us well for long term growth.

We continue our history of paying consecutive cash dividends every quarter since the Company’s formation resulting from the merger of Landmark Bancshares, Inc. with MNB Bancshares, Inc. in October 2001. Cash dividends equaling $0.72 per share were paid in 2015, which is a 5% increase over the prior year. We once again declared a 5% stock dividend in 2015, representing the 15th consecutive year paying this level of stock dividend. During the first quarter of 2016, the Board of Directors declared a cash dividend of $0.20 per share. When adjusted for the 5% stock dividend paid in December 2015, this payout represents a 10.5% increase in the Company’s cash dividend compared to the previous level of $0.18 per share.

Our success in 2015 sprang from all of our primary business production areas in the Bank.

Retail banking efforts led to an increase of our core deposit portfolio, resulting in growth in our gross deposit totals of approximately $10 million in 2015. Of greater significance is that this 2015 growth focused on what I consider truly core deposits – an increase of approximately $28 million in lower-cost deposits in non-public fund checking, money market, and savings accounts. We continue to depend on word of mouth, or referral advertising, to grow our retail banking network. Our Invite a Friend program has prompted a total of 5,140 customers to refer a friend to begin banking with Landmark. This has resulted in 6,969 new accounts opened since the program’s inception in 2010. In 2015, the invites from our customers and internal referrals involving associates not actively engaged in our retail front line translated to net deposit account growth of 969 accounts. Our cross sale ratio, or products sold per customer, increased again in 2015, the fourth year in a row since we began tracking this metric.

Commercial banking success included a modest 0.9% increase in net loans outstanding totaling $420 million at year-end 2015 compared to $416 million the prior year-end. We continue to maintain a good geographic and industry mix for diversification in the loan portfolio. In terms of exposure to credit concentrations, we maintain a heightened focus on portfolio management of commercial real estate and construction and land relationships. As of year-end 2015, construction and land loan portfolio balances totaled 3.5% of our total loan portfolio, down from 5.2% as of year-end 2014. Balances in our commercial real estate portfolio totaled 27.9% of our total loan portfolio. Balances in the mortgage 1-4 family loan portfolio represented 31.0% of the total portfolio as of December 31, 2015. Our agricultural loan portfolio accounted for 16.7% of our total loan portfolio as of year-end 2015. Lastly commercial loans represented 14.4% of the portfolio. Non-performing loans at year-end 2015 totaled $2.2 million, or 0.51% of gross loans, compared to $6.0 million, or 1.44% of gross loans, as of year-end 2014. Our allowance for loan and lease losses at year-end 2015 totaled $5.9 million or 1.39% of gross loans outstanding. Our commercial team continues to focus on recruiting high-quality business banking relationships that meet our credit portfolio standards, versus “buying” transactions that include low price or credit structure compromises. Our 2015 asset quality metrics again reflected extremely high credit quality standards.

Mortgage banking ended 2015 with Landmark records in overall production levels and related gain on sale of loan income. Single-family mortgage loan origination volumes exceeded $300 million in 2015, resulting in gain on sale income of $8.0 million. Mortgage banking efforts during 2015 involved approximately 1,900 loans closed, the majority (74%) of which were purchase money transactions, almost exclusively in the state of Kansas. We continue our efforts to grow our mortgage banking franchise. Our focus on purchase money transactions and our reputation for meeting the needs of home-buying customers in our banking markets result in what we consider to be recurring gain on sale revenue opportunities. As we continue to refine our cross sales efforts, mortgage banking remains a key component in building our core deposit base by capturing the entire client relationship, versus simply a transaction-oriented real estate loan.

The success enjoyed by Landmark’s Retail, Commercial and Mortgage bankers across our 23 Kansas communities is supported by several centralized Bank departments that deserve recognition for their contributions to our record results. These groups work behind the scenes to help make sure the promises we make to our clients and prospects are kept.

Looking forward to 2016 and beyond, your Management team is focused on building further on our past successes. Your company is well positioned to continue to enjoy growth and profitability. I expect this focus on growth to include both organic and acquisitive initiatives.

With respect to organic growth, while Landmark is geographically diversified across Kansas, we are located in several key banking markets that have organic growth opportunities. Our team continues to focus on running the organization in a conservative and disciplined manner dedicated to underwriting loans and investments prudently, monitoring interest rate risk, and structuring the overall organizational risk profile in a way that will prepare us as well as possible for any unforeseen events. As a community bank with a strong presence across the state of Kansas, Landmark is committed to growing our customer relationships and meeting the diverse financial needs of families and businesses.

We expect our efforts to also involve acquisitive growth opportunities. We continue to actively evaluate potential acquisition targets that would complement our current franchise footprint. Your company has demonstrated a successful history of growth through acquisitions that have delivered accretive earnings and increased shareholder value. The current banking landscape in Kansas consists of many smaller banks that are without tangible succession strategies and are overly burdened by constantly increasing and evolving regulatory demands. While their succession plans might be addressed without selling their banks, the pendulum associated with the increased regulatory burden continues to swing. I believe the consequence of increasing regulation, whether intended or unintended, will be continued consolidation. Your Company is committed to a community banking model that places decision makers in the cities and towns in which they live and supports those decision makers with centralized systems and resources to allow them to successfully serve their clients. We will pursue acquisitive growth with this principle as a guide, while continuing to invest in the operational and human resources to navigate the regulatory landscape.

In closing, I am proud of the results Landmark achieved in 2015. As I noted at the beginning, this success would not have been possible without the daily efforts of all of the associates on the Landmark team. I am proud to be associated with a group of highly talented community bankers dedicated to exceeding the expectations of Landmark customers. I also want to express my gratitude to our Board of Directors. Their leadership, knowledge of our banking markets and contributions to developing Landmark’s strategic plan help set the stage for continued success. Lastly, I want to thank our customers and our shareholders. Without your continued support and confidence, none of our past successes would have been possible. I look forward to sharing continued success with each of you in the coming years.

Sincerely,

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

Owner, Lewis Automotive Group

Susan E. Roepke

Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.

Retired Senior Vice President/Secretary/Cashier, Security National Bank

Wayne R. Sloan

President, BHS Construction

David H. Snapp

Attorney, David H. Snapp, LC.

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 18, 2016 at 2:00 PM.

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