Form 10-K, Exhibit 13
period 2016-12-31
LANDMARK BANCORP INC
filed 2017-03-14
CIK 1141688

EXHIBIT 13.1

CHAIRMAN’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Growth and profitability in 2016 marked another very successful year for Landmark Bancorp, Inc. (Landmark). Total assets grew to $911.4 million and profits remained strong, coming in at $9.0 million. The efforts of our dedicated team of associates and management are responsible for these commendable results in an economic environment that continues to show modest improvement, while presenting material challenges to the banking industry going forward. Landmark was successful from a financial perspective posting a return on average assets of 1.00% and a return on average equity of 10.34%. Our team also produced significant operational accomplishments, which address some of the strategic challenges we face and lay the groundwork for continued growth and financial success going forward. I would like to discuss some of these economic and strategic challenges as we strive to position Landmark for continued success and enhancement of shareholder value.

The past several years, the economy has exhibited at best very modest GDP growth and minimal advancement in personal income levels. This weak economic picture has been further evidenced by robust monetary stimulus and short-term interest rates remaining at levels near zero percent. Economic indicators for the past several years have been relatively consistent and pointed toward tepid growth. Today, the situation is somewhat more mixed. In 2016, GDP grew at an annual rate of 1.9%. The official unemployment rate, known as U-3, stood at 4.8% in January 2017, a rate historically considered to reflect full employment. That is in contrast to U-6, a combined measure of unemployment and underemployment, which stood at 9.4%. The Federal Reserve raised the target Fed Funds rate in December 2016 for the only second time in 10 years, to a range of 0.50% to 0.75%, and there is a reasonable probability the range will be increased another quarter percent in March 2017. The Dow Jones Industrial Average blew through 20,000 in January and showed no sign of retreating at the time this letter was written. This generally indicates an expanding economy and growing profits. However, the GDP and U-6 numbers quoted above do not seem to reflect a growing economy. We hope the new administration’s proposals of tax and regulatory relief will be implemented and jump start the economy to a higher growth rate that is more in line with most of the historical recoveries we have experienced this past century.

The state of the economy is important as banks usually grow and thrive during robust economic times and experience less growth and profitability during challenging economic cycles. A key for future Landmark success will be balance sheet growth, particularly in loans. Loan growth has been a challenge in the past few years, not only due to the national economic situation, but also due to a challenging state economic environment. The downturn in commodity pricing has hampered Kansas’s agricultural industry, which in turn has had a ripple effect throughout the state economy. Our management team understands the importance of growing our loan portfolio because of the impact growth could have on profitability. However, they also remain focused on the importance of originating quality loans that get repaid when economic times get tougher. We continue to recruit quality loans that meet our underwriting standards and to establish strong relationships with our retail and commercial customers. We are focused on building and growing a loan portfolio that will flourish during a growing economy and be a stable source of revenue during more challenging times. This is only accomplished by applying disciplined underwriting standards during our credit process throughout the economic and credit cycle.

I mentioned the new administration’s proposals of regulatory relief and the positive impact that could have on our economy as a whole. Regulatory relief would also be a positive for bank performance. The wave of new and revised banking regulations resulting from the Dodd Frank Wall Street Reform and Consumer Protection Act, along with the newly created Consumer Financial Protection Board, has strained industry resources as banks struggle to cope with increasing demands. Landmark is no exception. We have had to devote additional personnel and financial resources in efforts to remain compliant and responsive to these additional demands. We feel good about our efforts, but realize that there is much work to do in this evolving area of bank regulation. While we are not optimistic about actual regulatory relaxation and relief, we are hopeful that the new administration’s actions will slow the growth of regulatory expansion to a level that is more manageable and does not demand an inordinate amount of resources.

Regulatory burden also has the unintended consequence of hastening the pace of financial industry consolidation. Regulations do not produce revenue! They only serve to increase costs and absorb managerial time and attention. In order to absorb these increasing costs and still produce satisfactory financial results, it is imperative for financial institutions to continue to grow in order to spread these increased costs over a broader base of assets. Landmark management recognizes this fact and believes we are in an excellent position to capitalize on the financial industry consolidation that inevitably will take place. There are approximately 250 banks remaining in the state of Kansas, down from over 500 banks in the state not that long ago. Many of these banks are relatively small, with aging management and owners who are looking for a viable exit strategy. We believe that Landmark has a major opportunity to play a significant role in this consolidation process. We will continue to closely examine and evaluate opportunities as they become available, to avail ourselves of attractive expansion opportunities that will enhance profitability and shareholder value.

Over the last several years, many within the banking industry have not paid much attention to the liability side of their balance sheets. As interest rates have declined to levels near zero, many have felt that bank funding was easy and cheap, regardless of the source. Landmark has taken a different approach these past few years. We have focused significant time and resources to develop and expand our core deposit relationships. These efforts have resulted in multiple relationships with each of our depositors, a growing base of transaction account deposits, and a stable, low-cost funding source for the asset side of our balance sheet. This contrarian emphasis on core deposits was not by accident. We have long recognized that stable, low-cost funding is a key ingredient to having a strong and stable bank built to weather a wide range of economic environments. We continue to work hard on refining our efforts to grow and recruit core deposits. This is a key strategy in our efforts to provide stable bank funding and enhancement of shareholder value.

Non-interest income is another key area that has received close management attention. Growth of non-interest income is imperative to help offset the negative impact of increasing regulatory and compliance costs. Complementing our efforts in core deposit growth, we have focused on our non-interest income levels. Fees associated with transaction accounts have grown over time and become a significant contributor to our income statement. Mortgage banking has also become a significant contributor to our efforts to grow non-interest income through gains on sale of loans and mortgage servicing income. In 2016, management focused on further strengthening and solidifying our mortgage banking delivery systems and personnel to enable our mortgage banking team to continue to be a leader in mortgage loan originations throughout the state of Kansas. We are confident all of these efforts in non-interest income enhancement will continue to pay significant dividends towards the success of Landmark in the years to come.

In conclusion, the board and management of your company are focused on growth, profitability, and enhancement of shareholder value. We are cognizant of both short-term needs and long-term demands that must be met in order to have a thriving and vibrant financial institution. We strive to continuously monitor the strategic challenges and work to always position the company to be able to adapt and thrive, regardless of the economic environment. I would like to thank all of our associates, management and the board of directors for their efforts and dedication to your company’s success. I give special thanks to our clients, investors and friends! Your patronage and support makes all of our efforts both possible and rewarding. We look forward to continued growth and profitability in 2017.

Sincerely,

/s/ Patrick L. Alexander

Patrick L. Alexander

Executive Chairman

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

I am pleased to have the opportunity to highlight a few details on 2016 – another very successful year for Landmark Bancorp, Inc. (Landmark). Landmark reported net earnings of $9.0 million, or earnings per fully diluted share of $2.31, in the year ended December 31, 2016. Return on average assets was 1.00% in 2016 and our return on average equity totaled 10.34%. Total assets at year-end totaled $911.4 million, an increase of $33.0 million from our year-end 2015 total of $878.4 million. By way of perspective, Landmark’s net earnings in 2016 were approximately double our level of net earnings five years earlier in 2011, and total assets have grown more than 50% in that time. Our franchise footprint encompasses 29 branch banking locations in 23 Kansas communities.

Our 2016 earnings reflect the continued growth of our community banking relationships across Kansas, generating strong core earnings. I am pleased with the strong performance, despite a continued low interest rate environment and economic uncertainties. I believe Landmark’s risk management practices and capital strength continue to position us well for long-term organic or acquisitive growth. Landmark’s commitment to community banking – meeting the financial needs of families and businesses with service that is both personal and high-tech – continues to build our presence across Kansas. I expect our trend of solid earnings to continue going forward in 2017.

We continue our track record of paying consecutive cash dividends every quarter since the Company’s formation resulting from the merger of Landmark Bancorp, Inc. with MNB Bancshares, Inc. in October 2001. Cash dividends equaling $0.76 per share were paid in 2016. We once again declared a 5% stock dividend in 2016, representing the 16th consecutive year distributing additional shares with this level of stock dividend.

The successes that Landmark enjoyed in 2016 were evident in every area of the Bank.

Our mortgage banking team enjoyed another highly successful year helping clients across Kansas meet their goal of homeownership. Our single-family mortgage loan origination volumes exceeded $208.0 million in 2016, pushing our total production levels to more than $1.0 billion over the past five years. Gain on sale income related to our 2016 mortgage efforts totaled $5.5 million. Mortgage originations and the related gains on sales of loans were lower during 2016 than in 2015 following the departure of several mortgage originators in early 2016. In the second half of 2016 and early 2017, we have been successful in recruiting new mortgage loan originators who agree with our business model, which focuses on purchase money transactions and cross-selling of other bank services to convert a mortgage transaction into a full client relationship. This business model and our reputation for meeting the needs of home-buying customers in our banking markets results in opportunities for what we consider recurring gain on sale revenue.

Our 2016 retail banking efforts led to a net growth of 899 retail deposit accounts and 241 commercial deposit accounts, with 25 branches in positive account growth territory for the year. Our efforts continue to focus on the growth of core lower-cost deposits in non-public-fund checking, money market and savings accounts. These efforts to meet the financial needs of our retail client base continued to improve last year, as evidenced by an increase in our share of wallet cross-sales levels – the fifth year in a row of increases since we began tracking this metric.

Our commercial banking team was successful in 2016 in their continuing effort to cultivate new banking relationships while maintaining asset quality levels that reflect high underwriting and relationship management standards. The key to this success is a focus on client relationships that meet our credit portfolio standards, versus trying to “buy” transactions through low price or credit-structure compromises. Net loans outstanding at year end 2016 totaled $420.5 million. We continue to maintain a good geographic and industry mix for diversification in the loan portfolio.

In terms of exposure to credit concentrations, we maintain a heightened focus on portfolio management of commercial real estate and construction and land relationships. As of year-end 2016, construction and land loan portfolio balances totaled 3.2% of our total loan portfolio. Balances in our commercial real estate portfolio totaled 27.8% of our portfolio. Balances in the mortgage one-to-four family residential real estate loan portfolio represented 32.1% of the total portfolio as of December 31, 2016. Our agricultural loan portfolio accounted for 18.4% of our total loan portfolio as of year-end 2016. The agribusiness economy was challenging in 2016, and those stresses are expected to continue in 2017. Our seasoned team of agribusiness bankers have been proactive in working with our client base to manage through the latest economic cycle. Lastly, commercial and industrial loans represented 12.8% of the portfolio. Our 2016 asset quality metrics again reflected extremely high credit quality standards. Non-performing loans at year-end 2016 totaled $2.7 million or 0.64% of gross loans. Our allowance for loan and lease losses at year-end 2016 totaled $5.3 million or 1.26% of gross loans outstanding.

Of particular note in our business operations, Landmark successfully completed a conversion of our digital banking services platform during the third quarter of 2016. The conversion to this integrated digital platform created a more robust operating system for both our retail and commercial banking clients. Among the new or enhanced product offerings available to our retail clients are person-to-person PopMoney payment options, expanded account history research capability, a more robust bill payment system, and the ability to initiate transfers to and from their Landmark accounts to accounts located at other financial institutions. Our commercial clients gained improved functionality and efficiency with upgraded ACH and wire features, in addition to the improved research capability and bill payment system available to retail clients. While our historic cybersecurity protections met or exceeded industry standards, the digital conversion allowed for additional cybersecurity enhancements, including the introduction of security tokens for certain commercial cash management clients. For retail clients, we implemented additional identity authentication questions associated with online and mobile banking enrollment. Enhanced debit card management and text or email alert notifications have also been upgraded. We work hard as a community bank to provide personal, friendly service in each of our 29 locations – but we also are delivering high-tech service to enable busy clients to transact their banking securely and efficiently from their home, office or when out-and-about.

None of our 2016 successes would have been possible without the dedicated efforts of associates both at the forefront, and behind the scenes, that make sure the administrative, audit, compliance, finance, human resource, marketing, operations, technology and training needs are met on a daily basis. These groups work tirelessly to help make sure the promises we make to our clients and prospects are kept.

Looking forward to 2017 and beyond, your management team is focused on building on our past successes. Landmark is well positioned to continue to enjoy growth and profitability. I expect this focus on growth to include both organic and acquisitive initiatives.

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

We expect our efforts to also involve acquisitive growth opportunities. We continue to actively evaluate potential acquisition targets that would complement our current franchise footprint. Your Company has demonstrated a successful history of growth through acquisitions that have delivered accretive earnings and increased shareholder value. The current banking landscape in Kansas consists of many smaller banks that are without tangible succession strategies and are overly burdened by constantly evolving regulatory demands. While their succession plans might be addressed without selling their banks, the pendulum associated with the regulatory burden continues to swing. Landmark is committed to a community banking model in which our decision makers live in the cities and towns they serve, supported by centralized systems and resources enabling them to successfully meet their clients’ needs. We will pursue acquisitive growth with this principle as a guide, while continuing to invest in the operational and human resources to navigate the regulatory landscape.

In closing, I am proud of the results Landmark achieved in 2016. This success would not have been possible without the daily efforts of all of the associates on the Landmark team. I am proud to be associated with a group of highly talented community bankers dedicated to exceeding the expectations of Landmark customers. I also want to express my gratitude to our Board of Directors. Their leadership, knowledge of our banking markets and contributions to developing Landmark’s strategic plan help set the stage for continued success. Lastly, I want to thank our customers and our shareholders. Without your continued support and confidence, none of our past successes would have been possible. I look forward to sharing continued success with each of you in the coming years.

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

BBN Architects, Inc.

Architects and Landscape Architects

Sarah Hill-Nelson

President and Chief Executive Officer

The Bowersock Mills & Power Company

Jim W. Lewis

Owner, Lewis Automotive Group

Susan E. Roepke

Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.

Retired Senior Vice President/Secretary/Cashier, Security National Bank

Wayne R. Sloan

President, BHS Construction

David H. Snapp

Attorney, David H. Snapp, LC.

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 17, 2017 at 2:00 PM.

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge on written request to Michael E. Scheopner, President and Chief Executive Officer, Landmark Bancorp, Inc., P.O. Box 308, Manhattan, Kansas 66505-0308, or by accessing our website at www.landmarkbancorpinc.com or the SEC’s Web site at www.sec.gov.

REGISTRAR AND TRANSFER AGENT

Computershare, Inc.

P.O. Box 30170

College Station, TX 77842

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Crowe Chizek LLP

One Mid America Plaza, Suite 700

P.O. Box 3697

Oak Brook, Illinois 60522-3697

