Form 10-K, Exhibit 13
period 2017-12-31
LANDMARK BANCORP INC
filed 2018-03-14
CIK 1141688

EXHIBIT 13.1

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Landmark Bancorp, Inc. (Landmark) reported net earnings of $4.4 million, or earnings per fully diluted share of $1.06, in the year ended December 31, 2017. Earnings were impacted by a deposit-related loss in the third quarter that reduced net earnings by $5.1 million for the year. Clearly, we are disappointed with the impact of the deposit-related fraud on our financial results. Excluding the third-quarter charge associated with that loss, net earnings would have increased approximately 5.6% for 2017 – another year of solid core performance for Landmark.

I am pleased with the strong results of our core banking franchise. I believe Landmark’s capital strength and our risk management practices, which we strengthened further in 2017, position us well for continued long-term growth. Landmark’s commitment to community banking – meeting the financial needs of families and businesses with service that is both personal and high tech – continues to build our presence across Kansas. I expect our trend of solid core earnings to continue in 2018.

Landmark’s total assets at year-end were $929 million, an increase from our 2016 total of $911 million. Our return on average assets was 0.47% in 2017 and return on average equity totaled 4.98% in 2017, both affected by the impact of the deposit-related loss on earnings. Our franchise footprint encompasses 29 branch banking locations in 23 Kansas communities.

Landmark continued our track record of paying consecutive cash dividends every quarter since the Company’s formation resulting from the merger of Landmark Bancorp, Inc. with MNB Bancshares, Inc. in October 2001. Cash dividends equaling $0.76 per share were paid in 2017. We once again declared a 5% stock dividend in 2017, representing the 17th consecutive year of providing this added shareholder benefit.

The primary objective of this letter is to share details of the many successes that Landmark achieved in 2017 – and there was plentiful evidence of success. None of these successes would have been possible without the dedicated efforts of associates, both at the front line and behind the scenes, who make sure the administrative, audit, compliance, finance, human resource, marketing, operations, technology and training needs of Landmark are met on a daily basis. These colleagues work tirelessly to ensure the promises we make to our clients and prospects are kept.

I am proud to be associated with a team that works daily with a focus on achieving our Company vision – “Everyone Starts as a Customer and Leaves as a Friend.”

Solid Results in 2017

The efforts of our commercial banking team resulted in an increase in net loans outstanding at year-end 2017. The $434 million net total represents a 3.2% increase from the prior year-end balance. The commercial team continues to focus on client relationships that meet our credit portfolio standards, rather than trying to “buy” transactions through low price or credit-structure compromises. We will continue this disciplined approach to growth, in spite of evidence that some in our industry are weakening credit underwriting standards in an attempt to aggressively grow loans.

We continue to maintain a good geographic and industry mix for diversification in the loan portfolio. Looking at exposure to credit concentrations, construction and land loan portfolio balances totaled 4.4% of our total loan portfolio as of year-end 2017. Balances in our commercial real estate portfolio totaled 27.5% of our portfolio. Balances in the one-to-four family residential real estate mortgage loan portfolio represented 31.0% of the total portfolio as of December 31, 2017. Our agricultural loan portfolio accounted for 18.9% of our total loan portfolio as of year-end 2017. The agribusiness economy remained challenging in 2017, and those stresses are expected to continue in 2018. Our seasoned team of agribusiness bankers have been proactive in working with our client base to manage through the agribusiness economic cycle. Lastly, commercial and industrial loans represented 12.4% of the portfolio.

Our 2017 asset quality metrics continued to reflect high credit quality standards. Non-performing loans at year-end 2017 totaled $6.0 million or 1.38% of gross loans. One commercial lending relationship accounted for $3.6 million of the non-performing loan total. Our allowance for loan and lease losses at year-end 2017 totaled $5.5 million or 1.24% of gross loans outstanding.

Our 2017 retail banking team efforts led to another year of net growth in both retail deposit and commercial deposit accounts. Overall, deposits grew 3.2% during 2017. Our retail banking focus continues to be on the growth of core lower-cost deposits in non-public-fund checking, money market and savings accounts. We offer a robust platform of products and services to meet the financial needs of our client base.

Our mortgage banking team enjoyed another highly successful year helping clients across Kansas meet their goal of homeownership. Our single-family mortgage loan origination volumes totaled $187 million in 2017. Over the past decade, Landmark’s single family mortgage production has totaled nearly $2 billion. Gain on sale income related to our 2017 mortgage origination efforts totaled $5.4 million. Our mortgage banking team focuses on purchase money transactions and cross-selling of other bank services to convert a mortgage transaction into a full client relationship. This business model, building on our reputation for meeting the needs of home buyers in our banking markets, results in opportunities for what we consider recurring gain on sale revenue.

Banking Environment Going Forward

In 2018 the banking industry is operating in a sustained environment of rising interest rates. After a near-zero federal funds valley that began in December 2008, the Federal Open Market Committee has gradually adjusted rates in 0.25% increments beginning in December 2015, again in December 2016, and three times in 2017. The expectation for continued rate increases remains in 2018. As I noted earlier, Landmark has focused on, and had success, in growing our base of lower-cost deposits in non-public-fund checking, money market and savings accounts. These core deposits, overall, are less sensitive to pricing pressures in a rising rate environment. In preparation for a rising rate environment, Landmark has actively managed our investment portfolio with strategies that we expect will allow us to reinvest our maturing investments at higher yields in 2018 and 2019. Finally, we are cognizant that we must also actively address our loan portfolio pricing in a rising rate environment.

I am optimistic that the 2018 impact of the Tax Cuts and Jobs Act signed into law in December 2017 will be positive for our customers and our communities. More money in the hands of our retail customers and additional capital for our commercial clients to support growth and expansion efforts will have an overall positive impact in our geography. In our year-end 2017 financials, Landmark recognized the one-time accounting impact created by the legislation related to our deferred tax assets. As of the writing of this letter, we are still evaluating the benefit to net income for the Company in future periods as a result of the legislation in conjunction with other tax strategies that the Company has utilized over the past years. In the end, increased net profits as a result of a lower effective tax rate for Landmark will allow for additional investment in our employees and communities as well as a greater return for our shareholders.

Pending legislation associated with regulatory relief (Senate Bill 2155: Economic Growth, Regulatory Relief, and Consumer Protection Act) appears to have bipartisan support and I believe would be greatly welcomed by the banking industry. Since the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act, the number of banks has fallen by nearly 2,000, many of which were acquired by larger banks, while just 7 new banks have started. Landmark has devoted significant personnel and financial resources in efforts to remain compliant and responsive to the demands required by the over 26,000 pages of proposed and final rules for banks created by the Dodd-Frank Act. In the event regulatory relief legislation is signed into law, I do not anticipate that Landmark would reduce our compliance effort, but I believe stabilizing the cost of compliance would have a positive impact.

Landmark’s Outlook for Growth

Your management team is focused in 2018 on building on our past successes. Landmark is well positioned to continue to enjoy growth and profitability. I expect this focus on growth to include both organic and acquisitive initiatives.

With respect to organic growth, while Landmark is geographically diversified across Kansas, several of our key banking markets offer organic growth opportunities. Our team continues to focus on running the organization in a conservative and disciplined manner dedicated to underwriting loans and investments prudently, monitoring interest rate risk, and structuring the overall organizational risk profile in a way that will prepare us as well as possible for any unforeseen events. As a community bank with a strong presence across the state of Kansas, Landmark is committed to growing our customer relationships and meeting the diverse financial needs of families and businesses.

We expect our efforts to also involve acquisitive growth opportunities. We continue to actively evaluate potential acquisition targets that would complement our current franchise footprint. Your Company has demonstrated a successful history of growth through acquisitions that have delivered accretive earnings and increased shareholder value. The current banking landscape in Kansas consists of many smaller banks that are without tangible succession strategies and remain challenged to meet the burden of regulatory demands. Landmark is committed to a community banking model in which our decision makers live in the cities and towns they serve, supported by centralized systems and resources enabling them to successfully meet their clients’ needs. We will pursue acquisitive growth with this principle as a guide, while continuing to invest in the operational and human resources to navigate the regulatory landscape.

In closing, I want to thank my fellow Landmark associates for their efforts in 2017. I am proud to be associated with a group of highly talented community bankers dedicated to exceeding the expectations of Landmark customers. I also want to express my gratitude to our Board of Directors. Their leadership, knowledge of our banking markets and contributions to developing Landmark’s strategic plan help set the stage for continued success.

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

Owner, Lewis Automotive Group

Susan E. Roepke

Retired Vice President, Secretary and Treasurer, MNB Bancshares, Inc.

Retired Senior Vice President/Secretary/Cashier, Security National Bank

Wayne R. Sloan

President, BHS Construction

David H. Snapp

Attorney, David H. Snapp, LC.

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 23, 2018 at 2:00 PM.

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