Form 10-K, Exhibit 13
period 2018-12-31
LANDMARK BANCORP INC
filed 2019-03-14
CIK 1141688

EXHIBIT 13.1

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Landmark Bancorp, Inc. (Landmark) reported net earnings of $10.4 million, or earnings per fully diluted share of $2.39, in the year ended December 31, 2018. Landmark’s total assets at year-end 2018 were $986 million, an increase from our year-end 2017 total of $929 million. Our return on average assets was 1.09% in 2018, and return on average equity totaled 12.09%. Our franchise footprint encompasses 29 branch banking locations in 23 Kansas communities.

Landmark continued our track record of paying consecutive cash dividends every quarter since the Company’s formation as a result of the October 2001 merger of Landmark Bancshares, Inc. with MNB Bancshares, Inc. Cash dividends equaling $0.76 per share (amount adjusted to give effect to the 5% stock dividend in December 2018) were paid in 2018. We again declared a 5% stock dividend in 2018, the 18th consecutive year for this added shareholder benefit.

The strong results of our core banking franchise are gratifying. I believe Landmark’s capital strength and our risk management practices position us well for continued long-term organic and acquisitive growth. Landmark’s commitment to community banking – meeting the financial needs of families and businesses with service that is both personal and high-tech – continues to build our presence across Kansas. I expect our trend of solid core earnings to continue in 2019.

None of the success we enjoyed in 2018 would have been possible without the dedicated efforts of Landmark associates. Our customer-facing bankers who meet clients’ credit needs, serve depositors and provide other vital services are backed up by behind-the-scenes associates who ensure that administrative, audit, compliance, finance, human resource, marketing, operations, technology and training needs are met on a daily basis. All of these colleagues work tirelessly to ensure the promises we make to our clients and prospects are kept.

I am proud to be associated with a team that works daily with a focus on achieving our Company Vision – “Everyone Starts as a Customer and Leaves as a Friend.”

Strong Results in 2018

I want to take a few moments to specifically highlight some of our 2018 accomplishments.

Our organic growth efforts resulted in loan growth year over year of $55.7 million – or 12.8%. The year-end loan total of $489 million consisted of commercial banking loan growth spread across all of our markets. The midyear addition of a team of commercial bankers with a specialty in small business (SBA) lending located in our Johnson County, Kansas, market contributed to our lending success. At year-end 2018, we added another team of commercial bankers in the Kansas City metro market area, who we believe will immediately contribute in 2019. Our commercial team continues to focus on client relationships that meet our credit portfolio standards, versus trying to “buy” transactions through low price or credit-structure compromises. We will continue this disciplined approach to growth.

Our credit risk disciplines include maintaining a good geographic and industry mix for diversification in the loan portfolio. Looking at exposure to credit concentrations, as of December 31, 2018, our construction and land loan balances totaled 4.1% of our loan portfolio, our commercial real estate portfolio totaled 28.1% of our loan portfolio, the mortgage one-to-four family residential real estate loan portfolio represented 27.6% of the loan portfolio, commercial and industrial loans represented 15% of the loan portfolio and our agricultural loan portfolio accounted for 19.5% of our loan portfolio. Our seasoned agribusiness bankers have worked proactively with clients to manage through a challenging time in the agribusiness economic cycle, and we continue to do so in 2019.

Our 2018 asset quality metrics continued to reflect high credit quality standards. Non-performing loans at year-end 2018 totaled $5.2 million, or 1.06% of gross loans. One commercial lending relationship accounted for $3.1 million of the non-performing loan total. Our allowance for loan losses at year-end 2018 totaled $5.8 million, or 1.16% of gross loans outstanding.

Our 2018 retail banking team efforts led to another year of net account growth in both retail deposit and commercial deposit accounts. Overall, deposits grew 7.6% during 2018. Our retail banking focus continues to be on the growth of core lower-cost deposits in non-public-fund checking, money market and savings accounts. We offer a robust platform of products and services to meet the financial needs of our client base.

Our mortgage banking team enjoyed another highly successful year helping clients across Kansas meet their goal of homeownership. Our single-family mortgage loan origination volume totaled $176 million in 2018, and 86% of this production involved purchase money transactions. Gain on sale income related to our mortgage effort totaled $5 million. Our mortgage banking team focuses on purchase money transactions and cross-selling of other bank services to convert a mortgage transaction into a full client relationship. This business model, building on our reputation for meeting the needs of homebuyers in our banking markets, results in opportunities for what we consider recurring gain on sale revenue.

Banking Environment Moving Forward

The operating landscape for the banking industry in 2019 appears to include a more normal interest rate environment. After years of historically low levels, the Federal Open Market Committee conducted a series of steady interest rate hikes which included four 0.25% rate increases in 2018, and a total of seven since March 2017. Landmark has had success growing our base of lower-cost deposits in non-public-fund checking, money market and savings accounts. These core deposits, overall, are less sensitive to pricing pressures. Landmark has also actively managed our investment portfolio with strategies that we expect will allow us to reinvest maturing investments at higher yields in 2019.

Landmark realized a reduction in our federal income tax rate in 2018 under the tax reform package passed by Congress and signed into law by President Trump in December 2017 – the most comprehensive rewrite of the tax code in three decades. This has allowed us to invest more in our employees and communities to help grow the economy and create jobs. An example of this investment is Landmark’s addition of commercial banking resources such as a specialized small business banking team. For small businesses to grow, they require safe and reliable funding. According to a 2016 Small Business Credit Survey by the Federal Reserve, the majority of small business owners (73%) turn to banks first when seeking financial advice. Landmark’s team of experienced bankers serves as a critical partner to small businesses all across the State of Kansas.

A significant change on the horizon for Landmark is the pending 2020 effective date for compliance with the new accounting model issued by the Financial Accounting Standards Board (FASB) for measurement of credit losses for loans and debt securities. The Current Expected Credit Loss (CECL) model requires banks to use an “expected loss” model versus an “incurred loss” model. Landmark has proactively collected and maintained data to support the switch to the CECL calculation, and during 2019 we will finalize our evaluation related to the impact on allowance for loan loss levels.

Growth Focus for the Future

In 2019, your management team is focused on building on Landmark’s past successes. The bank is well positioned to continue to enjoy growth and profitability. This focus on growth will include organic efforts, as well as the evaluation of acquisition opportunities.

With respect to organic growth, while Landmark is geographically diversified across Kansas, we have invested in additional commercial banking talent in key locations that offer organic growth opportunities. Our team continues to focus on running the organization in a conservative and disciplined manner dedicated to underwriting loans and investments prudently, monitoring interest rate risk, and structuring the overall organizational risk profile in a way that will prepare us as well as possible for any unforeseen events. As a community bank with a strong presence across the state, Landmark is committed to growing our customer relationships and meeting the diverse financial needs of families and businesses.

Landmark also has demonstrated a successful history of growth through acquisitions that have delivered accretive earnings and increased shareholder value. We expect to continue these growth efforts as we actively evaluate potential acquisition targets that would complement our current franchise footprint. The current banking landscape in Kansas consists of many smaller banks that are without tangible succession strategies and remain challenged to meet the burden of regulatory demands. Landmark is committed to a community banking model in which our decision-makers live in the cities and towns they serve, supported by centralized systems and resources enabling them to successfully meet clients’ needs. We will pursue acquisitive growth with this principle as a guide, while continuing to invest in the operational and human resources to navigate the regulatory landscape.

Before closing, a few words of thanks: My fellow Landmark associates did great work in 2018, and I am proud to be associated with this group of highly talented community bankers dedicated to exceeding the expectations of Landmark customers. I also want to express my gratitude to our Board of Directors, whose leadership, knowledge of our banking markets and contributions to developing Landmark’s strategic plan help set the stage for continued success.

Finally, to our customers and shareholders: Thank you. Without your continued support and confidence, none of Landmark’s successes would have been possible. I look forward to sharing continued success with each of you in the coming years.

Sincerely,

/s/ Michael E. Scheopner
Michael E. Scheopner
President/ Chief Executive Officer

CORPORATE INFORMATION

DIRECTORS OF LANDMARK BANCORP, INC. AND LANDMARK NATIONAL BANK

Patrick L. Alexander

Chairman

Landmark Bancorp, Inc. and Landmark National Bank

Michael E. Scheopner

President and Chief Executive Officer

Landmark Bancorp, Inc. and Landmark National Bank

Richard A. Ball

Certified Public Accountant

Ball Consulting Group, Ltd.

Brent A. Bowman

President

BBN Architects, Inc.

Architects and Landscape Architects

Sarah H Hill-Nelson

President and Chief Executive Officer

The Bowersock Mills & Power Company

Jim W. Lewis

Owner, Lewis Automotive Group

Sandra J. Moll

Owner, Advance Business Solutions, LLC

Wayne R. Sloan

Chairman and Chief Executive Officer, BHS Construction, Inc.

David H. Snapp

Attorney, David H. Snapp, LC.

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State University Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 22, 2019 at 2:00 PM.

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

Crowe LLP

One Mid America Plaza, Suite 700

P.O. Box 3697

Oak Brook, Illinois 60522-3697