Form 10-K, Exhibit 13
period 2019-12-31
LANDMARK BANCORP INC
filed 2020-03-12
CIK 1141688

EXHIBIT 13.1

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Landmark Bancorp, Inc. (Landmark) reported record net earnings of $10.7 million, or earnings per fully diluted share of $2.31, in the year ended December 31, 2019. Total assets hovered around $1 billion all year, exceeding that mark at both June 30, 2019 and September 30, 2019 and ending 2019 at $998.5 million, an increase from our 2018 year-end total of $985.8 million. Our return on average assets was 1.07% in 2019, and return on average equity totaled 10.58%.

During 2019, we expanded our banking footprint by opening a loan production office in Prairie Village, Kansas, and successes in this market led to converting that office location into a bank branch during the third quarter. Landmark now provides financial services in 30 branch banking locations in 24 Kansas communities.

Landmark continued our track record of paying consecutive cash dividends every quarter since the Company’s formation as a result of the October 2001 merger of Landmark Bancorp, Inc. with MNB Bancshares, Inc. Cash dividends equaling $0.76 per share were paid in 2019. We again declared a 5% stock dividend in 2019, the 19th consecutive year for this added shareholder benefit.

The strong results of our core banking franchise are gratifying. I believe Landmark’s capital strength and our risk management practices position us well for continued long-term organic and acquisitive growth. Landmark’s commitment to community banking – meeting the financial needs of families and businesses with service that is both personal and high-tech – continues to build our presence across Kansas. I expect our trend of solid core earnings to continue in 2020.

The primary purpose of this letter is to summarize the many successes your company achieved in 2019. None of these accomplishments would have been possible without the dedicated efforts of Landmark associates. Our customer-facing bankers who meet clients’ credit needs, serve depositors and provide other vital services are backed by behind-the-scenes associates who ensure that administrative, audit, compliance, finance, human resource, marketing, operations, technology and training needs are met on a daily basis. All of these colleagues work tirelessly to ensure that the promises we make to our clients and prospects are kept.

I am proud to be associated with a team that works daily with a focus on achieving our Company Vision – “Everyone Starts as a Customer and Leaves as a Friend.”

Record Results in 2019

I want to take a few moments to specifically highlight some 2019 accomplishments.

As I noted, we expanded our network in 2019 with the Prairie Village branch to accommodate the addition of a successful team of commercial bankers in the Kansas City metropolitan area. The KC metro expansion followed our mid-year 2018 addition of a team of commercial bankers with a specialty in small business (SBA) lending in our Overland Park, Kansas, market. Our commercial banking efforts resulted in net loan growth of $42.8 million – or 8.7% – during 2019. This comes on the heels of a $55.7 million – or 12.8% – net increase in loans in 2018. The strategic efforts in the Kansas City area are just part of the story. We have realized commercial banking loan growth across all of our markets. Our commercial team continues to focus on client relationships that meet our credit portfolio standards, versus trying to “buy” transactions through low price or credit-structure compromises. We will continue this disciplined approach to growth.

Landmark’s credit risk disciplines include maintaining a good geographic and industry mix for diversification in the loan portfolio. We are geographically diversified throughout Kansas, operating in 24 communities across Kansas. Looking at exposure to credit concentrations, construction and land loan portfolio balances totaled 4.2% of our total loan portfolio as of year-end 2019. Our commercial real estate portfolio totaled 24.8% of our portfolio. The one-to-four family residential real estate loan portfolio represented 27.2% of the total portfolio as of December 31, 2019. Our agricultural loan portfolio accounted for 18.3% of total loans as of year-end 2019. Lastly, commercial and industrial loans represented 20.3% of the portfolio.

Our 2019 asset quality metrics continued to reflect high credit quality standards. Non-performing loans at year-end 2019 totaled $5.5 million, or 1.03% of gross loans. One commercial lending relationship accounted for $2.2 million, or 39.5%, of the non-performing loan total. Our allowance for loan and lease losses at year-end 2019 totaled $6.5 million, or 1.20% of gross loans outstanding.

The declining interest rate environment in 2019 provided a boost to our mortgage banking team efforts. Mortgage loan production in 2019 totaled in excess of $225 million compared to $176 million in 2018. An increase in volume attributed to mortgage loan refinancing activity drove an over $1 million increase in non-interest fee income associated with the gain on sale of loans sold into the secondary market. Even with the increase in refinance activity, 76% of our loan production in 2019 involved purchase money transactions, a recurring source of fee income.

Our 2019 retail banking team’s efforts led to another year of growth in core deposit account balances. Our strategy to drive growth of core lower-cost deposits in non-public-fund checking, money market and savings accounts has resulted in increased “share of wallet” from our retail and commercial clients. We continue to invest in a platform of products and services to meet the financial needs of our client base – with a focus on digital services and solutions that are simple, intuitive, integrated and relevant.

Banking Environment Moving Forward

The operating landscape for the banking industry is evolving in 2020. The Federal Reserve’s monetary policy continued its accommodative trend with an interest rate cut in early March 2020 following three rate reductions during 2019. The cuts last year reflected concerns about slow global growth and trade issues, amplified more recently by risks associated with the coronavirus outbreak. Meanwhile, inflationary expectations remain low, and the Fed has signaled that it is unlikely to increase rates until “inflation is near our symmetric 2% objective.” As noted, Landmark has enjoyed success in growing our base of lower-cost deposits in non-public-fund checking, money market and savings accounts. These core deposits, overall, are less sensitive to pricing pressures.

Two regulatory changes may affect the banking environment. In last year’s letter, I commented on a significant change related to a new accounting model issued by the Financial Accounting Standards Board (FASB) for measurement of credit losses for loans and debt securities. The Current Expected Credit Loss (CECL) model will require banks to use an “expected loss” model versus an “incurred loss” model. While the new standard generally took effect for large SEC registrants as of January 1, 2020, FASB recognized the potential impact on community banks and has delayed CECL until 2023 for institutions of Landmark’s size.

Another change in the works is an effort to modernize the Community Reinvestment Act (CRA) regulations. More than 40 years after CRA initially passed in 1977, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) have jointly proposed a rule-making process to update the regulations to reflect the reality of financial services in the 2020s. During 2019, an OCC regulatory examination looked at Landmark’s CRA efforts, and we received the highest possible CRA rating available – Outstanding.

Growth Focus for the Future

Continued growth and profitability remain our priorities in 2020, and we expect to continue to build on our past successes. Our long-term focus emphasizes organic and acquisitive growth.

We are always looking for organic opportunities. After opening our 30th branch location in 2019, we now have a presence in 24 communities across Kansas. Our team continues to focus on recruiting new business in a conservative and disciplined manner dedicated to underwriting loans and investments prudently, monitoring interest rate risk, and structuring the overall organizational risk profile to prepare us as well as possible for any unforeseen events. As a community bank with a strong presence across the state, Landmark is committed to growing our customer relationships and meeting the diverse financial needs of families and businesses.

Landmark also has built a track record of growth through acquisitions in the past, delivering accretive earnings and increasing shareholder value over the years. We expect to continue these efforts as we actively evaluate potential acquisition targets that would complement our current footprint. The current banking landscape in Kansas includes many smaller banks that lack tangible succession strategies and face challenges to meet the burden of regulatory demands. Landmark is committed to a community banking model in which our decision-makers live in the cities and towns they serve, supported by centralized systems and resources enabling them to successfully meet clients’ needs. We will pursue acquisitive growth with this principle as a guide, while continuing to invest in the operational and human resources to navigate the regulatory landscape.

The record earnings posted by Landmark in 2019 are a credit to the great work of my fellow associates. They are highly talented community bankers dedicated to exceeding the expectations of Landmark customers, and I am proud to be associated with this team. I also want to express my thanks to our Board of Directors, whose leadership, knowledge of our banking markets and contributions to developing Landmark’s strategic plan help set the stage for continued success.

Thank you, also, to each of our Landmark customers and shareholders. Your support and confidence have made our team’s successes possible. We look forward to continuing to contribute to your success in the years to come. Please let us know how we can help!

Sincerely,

/s/ Michael E. Scheopner
Michael E. Scheopner
President and Chief Executive Officer

CORPORATE INFORMATION

DIRECTORS OF LANDMARK BANCORP, INC. AND LANDMARK NATIONAL BANK

Patrick L. Alexander

Chairman

Landmark Bancorp, Inc. and Landmark National Bank

Michael E. Scheopner

President and Chief Executive Officer

Landmark Bancorp, Inc. and Landmark National Bank

Richard A. Ball

Certified Public Accountant

Ball Consulting Group, Ltd.

Brent A. Bowman

President

BBN Architects, Inc.

Sarah Hill-Nelson

President and Chief Executive Officer

The Bowersock Mills & Power Company

Jim W. Lewis

Owner

Lewis Automotive Group

Sandra J. Moll

Owner

Advance Business Solutions, LLC

Wayne R. Sloan

Chairman and Chief Executive Officer

BHS Construction, Inc.

David H. Snapp

Attorney

David H. Snapp, LC

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State University Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, on Wednesday, May 20, 2020 at 2:00 PM.

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