Form 10-K, Exhibit 13
period 2020-12-31
LANDMARK BANCORP INC
filed 2021-03-22
CIK 1141688

EXHIBIT 13.1

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Landmark Bancorp, Inc. (Landmark) reported record net earnings in 2020 of $19.5 million, an increase of $8.8 million, or 82.8%, over amounts recorded last year. Diluted earnings per share totaled $4.10, in the current year compared to $2.20 in the prior year. Net loans grew by $170.6 million to $702.8 million while total deposits increased $181.0 million to $1.0 billion. Total assets at year-end 2020 were $1.2 billion. Our return on average assets was 1.77% in 2020 and return on average equity totaled 16.70%.

These record net earnings were the result of strong revenue growth including increased mortgage banking activity, growth in net interest income and our strategic sales of certain mortgage-backed investment securities earlier this year. While the economy remained uncertain all year due to the pandemic, credit quality remained solid as net loan charge-offs and loan delinquencies remained well-controlled.

Cash dividends paid in 2020 totaled $0.76 per share, or an increase of 5.0% from cash dividends paid in 2019. Landmark has paid cash dividends every quarter since the Company’s formation in 2001. We again declared a 5% stock dividend in 2020, the 20th consecutive year for this added shareholder benefit. Our capital remains very strong with total equity to assets of 10.7% while our book value per share increased this year to $26.66 compared to $22.50 last year.

I want to begin this annual shareholder communication by extending a thank you to all associates at Landmark National Bank. The challenges faced by these dedicated bankers in 2020 resulting from the COVID-19 pandemic were truly unprecedented. Their response to these challenges, and our ability to work with our clients as they dealt with the economic uncertainty presented by the pandemic is something that I am very proud of. Each associate at Landmark took their role as part of the nation’s critical infrastructure sector seriously. Their daily focus on executing our strategies, delivering extraordinary service to our clients and communities, and carrying out our Company Vision that Everyone Starts as a Customer and Leaves as a Friend was an integral part of our 2020 record performance.

Contributions from all business lines, in every geographic part of the Landmark franchise were key to our record performance this year. I believe Landmark’s capital strength and our risk management practices position us well for continued long-term growth. Our commitment to community banking – meeting the financial needs of families and businesses with service that is both personal and high-tech – continues to build our presence across Kansas. I expect our trend of solid core earnings to continue in 2021.

Landmark’s Pandemic Response

Landmark started 2020 with a great deal of momentum in the commercial, retail and mortgage business lines coming off record performance in 2019. Core operating profits through the first two months of the year were trending well ahead of expectations due to new lending and mortgage banking activities.

On March 13, 2020, a national emergency related to the COVID-19 pandemic was declared and our daily operating model was radically altered. We witnessed first-hand the impact that this crisis had on our clients and communities, and we immediately adjusted our focus to helping them through these troubled and uncertain times. As part of our pandemic response plan, with the safety and well-being of our associates and customers foremost in mind, we limited access to our traditional bank lobby network. We repositioned a significant portion of our associates to a remote work from home environment, and implemented enhanced precautions recommended by the Centers for Disease Control for the safety of those that remained in our bank facilities. To meet customer needs, we reassigned associates to support our customer care center to handle increased call volumes relating to client questions and to support client access to all of our digital banking platforms.

As a preferred lender with the Small Business Administration (SBA), we began to immediately help existing and new clients access the Paycheck Protection Program (PPP) authorized by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. During 2020, we assisted nearly 1,100 customers access over $131 million of PPP funding. PPP loans to existing Landmark customers amounted to 78% of those total loans while the remaining PPP loans were provided to new Landmark customers. Our response to the SBA PPP program required a total team effort. We continue to actively work with borrowers to navigate the SBA loan forgiveness process for those loans issued in 2020. In addition, Landmark has fully participated in the 2021 round of PPP funding authorized by the Economic Aid to Hard-Hit Small Businesses, Nonprofits and Venues Act which was signed into law in late December 2020.

In addition to the SBA PPP efforts, we proactively worked with clients who requested payment deferrals or loan modifications. These decisions were made on a case-by-case basis so that the solutions were specific to the client’s capital or liquidity needs. While these loan requests were often customized, the approved modifications were consistent with the interagency regulatory guidance that was issued in late March 2020. As of the end of 2020, only a small number of customers remained in a modified agreement with all others returning to their contractual terms.

Record Results in 2020

While our pandemic response plan altered the way we operated in 2020, the momentum that I earlier referenced in the commercial, retail and mortgage business lines was not slowed. If anything, our associates adapted and consistently exceeded client expectations.

Immediately following the declaration of the pandemic national emergency, the Federal Reserve slashed its policy rate by a full percentage point, lowering its target range for the federal funds rate to 0 to 0.25%. This near zero, highly accommodative, interest rate stance resulted in historically low mortgage loan rates, which created an active housing market in Kansas and prompted mortgage loan refinance volumes to record levels for Landmark in 2020. Mortgage loan production in 2020 totaled nearly $450 million, doubling our $225 million production level from 2019 and almost equally split between purchase and refinance activity. Traditionally, our mortgage production volumes are weighted in excess of 80% purchase money activity. Our mortgage loan production drove a year-over-year increase of over $11.5 million in non-interest income primarily associated with the gains on sales of loans sold into the secondary market.

Also, during the year, we sold certain high-coupon mortgage-backed investment securities and recognized a gain of $2.4 million. These strategic investment sales were based on our evaluation of the risks associated with these specific securities and the changing interest rate environment occurring early in the year.

In 2020 efforts from our retail banking team resulted in 21.7% growth in core deposit account balances. Our strategy to drive growth in lower-cost deposits in non-public-fund checking, money market and savings accounts continues to result in increased “share of wallet” from our retail and commercial clients. We continue to invest in a platform of products and services to meet the financial needs of our client base; with a focus on digital services and solutions that are simple, intuitive, integrated and relevant. Our past investments in our digital platform proved timely in 2020 as our clients migrated their access to our products and services through on-line, mobile and video delivery channels versus in lobby meetings.

While our successful distribution of PPP funding to our customers was a major event in 2020, it was only a part of the commercial banking story. Net loans as of year-end 2020 totaled $702.8 million or an increase of 32.1% over the prior year-end. PPP loans made up $100.1 million of the 2020 year-end net loan total. Loan growth, excluding the PPP amount, was $70.5 million, or 13.2%, during 2020. We realized commercial banking loan growth across all of our geographic markets. Our commercial team continues to focus on client relationships that meet our credit portfolio standards, and we avoid trying to “buy” transactions through low price or credit-structure compromises. We will continue this disciplined approach to growth.

Landmark’s credit risk disciplines include maintaining a good geographic and industry mix for diversification in the loan portfolio. We are geographically diversified throughout Kansas, operating in 24 communities across Kansas with good diversity among our many loan products. At year-end 2020, commercial and industrial loans represented 32.8% of our total loan portfolio and included $100.1 million in PPP loans, while commercial real estate loans totaled 24.2% of total loans. Mortgage, agricultural and construction loans represented 22.1%, 13.5% and 3.7%, respectively of total loans. We continue to believe appropriate diversification is key to maintaining solid credit quality.

During 2020, total net loan charge-offs totaled $992 thousand, or 0.13% of net loans. Based on the uncertain economy, we increased our allowance for loan losses to $8.8 million, or 1.23% of total loans, and our provision for loan losses increased to $3.3 million. While non-performing loans increased this year to $10.5 million, loans delinquent under ninety days declined from the prior year and remained low.

The Future

Much like we began 2020, our commercial, retail and mortgage business pipelines have started off strong in 2021. While our “traditional” operating model remains impacted by the COVID-19 pandemic, our clients have adapted to accessing their banking needs via digital, mobile and video platforms, as well as in person interactions that are now conducted “mask to mask” versus “face to face”.

Our team continues to focus on recruiting new business in a conservative and disciplined manner. We are dedicated to prudently underwriting loans and investments, monitoring interest rate risk, and maintaining an organizational risk profile to prepare for any unforeseen future events. As a community bank with a strong presence across the state, Landmark is committed to growing our customer relationships and meeting the diverse financial needs of families and businesses. I expect our success in organically growing market share across the Landmark franchise to continue.

After halting our acquisition-related activities in 2020 as a result of the pandemic, we are resuming actively evaluating potential acquisition targets that would complement our current footprint as we did prior to the pandemic. Landmark is committed to a community banking model in which our decision-makers live in the cities and towns they serve, supported by centralized systems and resources enabling them to successfully meet clients’ needs. We will pursue acquisitive growth with this principle as a guide, while continuing to invest in the operational and human resources to navigate the regulatory landscape.

While I began this letter with a thank you to the associates at Landmark, it seems fitting to conclude with an additional note of gratitude. The record earnings posted by Landmark in 2020 are the result of a total team effort and the great work of my fellow associates. They are highly talented community bankers dedicated to exceeding the expectations of Landmark customers, and I am proud to be associated with this team. I also want to express my thanks to our Board of Directors, whose leadership, knowledge of our banking markets and contributions to developing Landmark’s strategic plan help set the stage for continued success.

Lastly, I want to thank our customers and shareholders. Without your continued support and confidence, none of our past successes would have been possible. It has been our pleasure to work with you. We look forward to continuing that partnership. I look forward to our continued success.

Sincerely,

/s/ Michael E. Scheopner
Michael E. Scheopner
President and Chief Executive Officer

CORPORATE INFORMATION

DIRECTORS OF LANDMARK BANCORP, INC. AND LANDMARK NATIONAL BANK

Patrick L. Alexander

Chairman

Landmark Bancorp, Inc. and Landmark National Bank

Michael E. Scheopner

President and Chief Executive Officer

Landmark Bancorp, Inc. and Landmark National Bank

Richard A. Ball

Certified Public Accountant

President

Ball Consulting Group, Ltd.

Brent A. Bowman

President

BBN Architects, Inc.

Sarah Hill-Nelson

President and Chief Executive Officer

The Bowersock Mills & Power Company

Jim W. Lewis

Owner

Lewis Automotive Group

Sandra J. Moll

Owner

Advance Business Solutions, LLC

Wayne R. Sloan

Chairman and Chief Executive Officer

BHS Construction, Inc.

David H. Snapp

Attorney

David H. Snapp, LC

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held by virtual meeting on Wednesday, May 19, 2021 at 2:00 P.M.

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