Form 10-K, Exhibit 13
period 2021-12-31
LANDMARK BANCORP INC
filed 2022-03-22
CIK 1141688

EXHIBIT 13.1

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

In 2021, Landmark Bancorp, Inc. (Landmark) continued to deliver strong financial performance amid a challenging environment, including economic uncertainty from the effects of the pandemic and low interest rates. Our favorable performance was due mainly to growth in our core loan portfolio and strong deposit growth, coupled with solid credit results and good expense control. After issuing $131.0 million in Paycheck Protection Program (PPP) loans in 2020, we were able to assist 1,097 additional customers by issuing $55.0 million in new PPP loans in 2021 after the program was extended. We also continued to grow our core loan portfolio by over 5% while customer deposits grew 13% to $1.1 billion.

We began 2021 with a great deal of uncertainty as we continued to navigate the organizational, client, community and economic issues brought on by the COVID-19 pandemic. Our continued success in 2021 is a direct result of a total team effort across the Landmark geography. I am very proud of the response of our Landmark associates to the challenges presented during year two of the pandemic. Each associate at Landmark focused daily on executing our strategies, delivering extraordinary service to our clients and communities, and carrying out our Company Vision that Everyone Starts as a Customer and Leaves as a Friend.

2021 Financial Highlights

●	Net earnings totaled $18.0 million in 2021, a decline of 7.6% from the previous year. Diluted earnings per share totaled $3.60 in 2021.
●	The return on average assets was 1.44%, the return on average equity was 13.80% and the efficiency ratio was 61.8%.
●	The decline in net earnings in 2021 was mainly due to lower gains on sales of one-to-four family residential real estate loans offset by growth in net interest income and a lower provision for loan losses.
●	Total shareholders’ equity grew $9.1 million in 2021 to $135.6 million while our equity to asset ratio totaled 10.21%.
●	During the fourth quarter 2021, the Company distributed a 5% stock dividend to shareholders and paid a cash dividend of $0.19 per share (as restated for the 5% stock dividend). In January 2022, the Company’s Board of Directors declared a first quarter cash dividend of $0.21 per share, representing an increase of 10.3% from amounts paid in 2021.
●	Landmark has paid cash dividends every quarter since the Company inception in 2001 and this is the 21st consecutive year that we issued a 5% stock dividend.
●	Excluding our PPP loans, in 2021 our gross loans grew $31.8 million or 5.2% mainly from growth in both commercial real estate and one-to-four family residential real estate loans. Deposits grew $132.5 million or 13.0%.
●	Non-interest income declined $5.1 million mostly on lower sales of residential mortgage loans but partly offset by growth in other fees and service charges. Non-interest expense was well controlled and increased by only 2.7% this year.
●	Credit quality remained strong as total loan charge-offs totaled $500,000 in 2021 representing 0.08% of gross loans outstanding. The allowance for loan losses totaled 1.36% of gross loans outstanding excluding PPP loans.

I believe Landmark’s capital strength and our risk management practices position us well for continued long-term growth. Our commitment to community banking – meeting the financial needs of families and businesses with service that is both personal and high-tech – continues to build our presence across Kansas. I expect our trend of solid core earnings to continue in 2022.

2021 – Landmark’s Year in Review

Commercial Banking

Our Commercial Banking team began the year celebrating the success of helping 1,098 customers access over $131.0 million in PPP loans during the 2020 program authorized by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. In late December 2020, the Economic Aid to Hard-Hit Small Businesses, Nonprofits and Venues Act became law. This Act authorized another round of PPP funding initiated in mid-January and lasting until early May 2021. During the 2021 round of funding, the Landmark team assisted another 1,097 clients obtain $55.0 million in new PPP loans. We actively worked with these almost 2,200 borrowers as they navigated the loan forgiveness process for the nearly $187 million in PPP loans issued during 2020 and 2021. As of the end of 2021, only $17.2 million in PPP loans remained on our books.

In addition to assisting our customer through PPP lending this year, we also focused on growing our core loan portfolio which increased $31.8 million or 5.2% in 2021. As a result, commercial real estate loans grew 15.2% to $198.5 million while construction loans grew by 5.9%. We realized commercial banking loan growth across all our geographic markets. Our commercial team continues to focus on establishing long-term client relationships with a disciplined approach to credit. With a strong liquidity position, we are well positioned to meet the credit needs of our customers in the future.

Credit Quality

Landmark’s credit risk disciplines include maintaining a good geographic and industry mix throughout the loan portfolio. We are geographically diversified throughout Kansas, operating in 24 communities across the state and we are careful to avoid large loan concentrations among our many loan products. At year-end 2021, commercial and industrial loans represented 20% of our total gross loans, while commercial real estate loans totaled 30% of total gross loans. Mortgage, agricultural and construction loans represented 25%, 14% and 4%, respectively of total gross loans. We continue to believe appropriate diversification is key to maintaining solid credit quality.

Credit quality metrics strengthened in 2021. Net loan charge-off declined $492,000 this year and totaled 0.08% of total gross loans. The allowance for loan losses totaled $8.8 million or 1.32% of year-end 2021 loans. Non-accrual loans declined to $5.2 million at year-end 2021 compared to $10.5 million at December 31, 2020.

Retail Banking

Our Retail Banking teammates continued to focus on solving client needs in 2021 and these efforts resulted in a 13.0% growth in our deposit account balances. We believe our strategy to drive growth in lower-cost non-public-fund checking, money market and savings accounts resulted in increased “share of wallet” from our deposit customers. We continue to invest in a platform of products and services to meet the financial needs of our client base; with a focus on digital services and solutions that are simple, intuitive, integrated, and relevant. Throughout 2021, we continued to see an increasing trend from our clients to access their products and services through our on-line and mobile delivery channels.

Mortgage Banking

The Federal Reserve’s highly accommodative interest rate policy in 2021 continued to keep residential mortgage loan rates at near historic lows. This supported an active housing market in Kansas and prompted continued elevated levels of mortgage loan refinance volumes. Mortgage loan production in 2021 totaled nearly $365 million. The production volume was 57% purchase money and 43% refinance activity. Traditionally, our mortgage production volumes are weighted more than 80% in purchase money activity. Our mortgage loan production generated $10.5 million in non-interest income primarily associated with the gains on sales of loans sold into the secondary market. While still at an elevated level, this was a $4.7 million decrease from 2020 levels mainly the result of tight housing supplies and slower refinance activity.

None of the 2021 accomplishments highlighted would have been possible without the dedicated efforts of Landmark associates both on the frontline, and behind the scenes, that make sure the administrative, audit, compliance, finance, human resource, marketing, operations, technology, and training needs are met daily. They all deserve a “high-five” for their hard work.

2022 – What’s Next?

As we begin 2022, economic uncertainty continues to present challenges. The annual inflation rate in the U.S. accelerated to 7.5% in January 2022, the highest since February 1982. The Federal Reserve is positioned to begin raising interest rates with a wide range of predictions as to the pace and size of rate increases for the year. The unemployment rate at year-end 2021 was 3.9% down from a peak of 14.7% at the onset of the pandemic, and the labor force participation rate was 61.9%. The ability to attract and retain a qualified workforce is a common theme as we visit with our client base.

With these headwinds, it will be critically important that Landmark continue to focus on recruiting new business in a conservative and disciplined manner. We will remain dedicated to prudently underwriting loans and investments, monitoring interest rate risk, and maintaining an organizational risk profile to prepare for any unforeseen future events. As a community bank with a strong presence across the state, Landmark is committed to growing our customer relationships and meeting the diverse financial needs of families and businesses. I expect our success in organically growing market share across the Landmark franchise to continue.

Landmark is committed to a community banking model in which our decision-makers live in the cities and towns they serve, supported by centralized systems and resources enabling them to successfully meet clients’ needs. We will pursue acquisitive growth with this principle as a guide, while continuing to invest in the operational and human resources to navigate the regulatory landscape.

I want to thank my fellow associates. They are dedicated to exceeding the expectations of Landmark customers, and I am proud to be associated with this team. I also want to express my thanks to our Board of Directors, whose leadership, knowledge of our banking markets and contributions to developing Landmark’s strategic plan help set the stage for continued success.

Lastly, I want to thank our customers and shareholders. Without your continued support and confidence, none of our past successes would have been possible. It has been our pleasure to work with you. We look forward to continuing that partnership and I look forward to our continued success.

Sincerely,

/s/ Michael E. Scheopner
Michael E. Scheopner
President and Chief Executive Officer

CORPORATE INFORMATION

DIRECTORS OF LANDMARK BANCORP, INC. AND LANDMARK NATIONAL BANK

Patrick L. Alexander

Chairman

Landmark Bancorp, Inc. and Landmark National Bank

Michael E. Scheopner

President and Chief Executive Officer

Landmark Bancorp, Inc. and Landmark National Bank

Richard A. Ball

Certified Public Accountant

President

Ball Consulting Group, Ltd.

Brent A. Bowman

Vice President

BBN Architects, Inc.

Sarah Hill-Nelson

President and Chief Executive Officer

The Bowersock Mills & Power Company

Jim W. Lewis

Lewis Automotive Group

Sandra J. Moll

Partner, President and Chief Executive Officer

Advance Business Solutions, LLC

Wayne R. Sloan

Chairman

BHS Construction, Inc.

David H. Snapp

Attorney

David H. Snapp, LC

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held by virtual meeting on Wednesday, May 18, 2022 at 2:00 P.M.

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

750 N. St. Paul Street

Suite 850

Dallas, TX 75201