Form 10-K, Exhibit 13
period 2022-12-31
LANDMARK BANCORP INC
filed 2023-03-30
CIK 1141688

EXHIBIT 13.1

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Landmark Bancorp, Inc. (Landmark) delivered solid results in 2022 amid a very challenging economic environment marked by high inflation, increasing interest rates and continued labor shortages. During the year, inflation grew quickly and the Federal Reserve reacted by increasing interest rates at a fast pace. The prime lending rate increased from 3.3% at the beginning of the year to 7.5% at year end. The average 30-year mortgage interest rate jumped from 3.2% at the start of the year to a high of 7.2% at the end of October and has remained at high levels. Unemployment remained low while the number of unfilled jobs remained high. These higher interest rates have significantly slowed down housing activities and reduced our residential mortgage business. However, the overall health of the consumer remained very good and loan demand was strong.

Despite this economic backdrop, Landmark was successful in finding new opportunities to assist our customers and grow our businesses. During the year our loan portfolio experienced solid growth in both our commercial and consumer portfolios while our core deposit balances remained steady. On October 1st, we closed on our merger with Freedom Bancshares, Inc. (Freedom) which added loans and deposits of $114 million and $150 million respectively, providing us more liquidity and greater opportunities in the Kansas City metro area. While higher interest rates significantly reduced our mortgage origination business this year, we were able to originate more adjustable-rate mortgages which we kept on our balance sheet. Credit quality in our loan portfolio remained very strong during the year and loan losses were minimal. We ended the year with solid capital and liquidity ratios.

2022 Financial Highlights

●	Net income totaled $9.9 million in 2022 and diluted earnings per share was $1.88.
●	The return on average assets was 0.73%, the return on average equity was 8.25% and the efficiency ratio was 69.4%
●	The decline in net income of $8.1 million in 2022 was mainly due to lower gains on sales of loans which declined by $7.0 million and non-recurring acquisition costs of $3.4 million associated with the Freedom acquisition, offset by lower income taxes.
●	In 2022, while we maintained strong regulatory capital ratios including a total risked based capital ratio of 13.44%.
●	For the 22nd consecutive year, Landmark distributed a 5% stock dividend to shareholders in the fourth quarter 2022. Also, cash dividends paid in 2022 totaled $0.80 per share (as restated for the 5% stock dividend) representing an increase of 10.3% from the amount paid in 2021. In January 2023, the Company’s Board of Directors declared a first quarter cash dividend of $0.21 per share representing an increase of 5.0%.
●	Landmark has paid a quarterly cash dividend every quarter since the Company’s inception in 2001.
●	Effective October 1, 2022, Landmark completed its acquisition of Freedom which added gross loans of $113.9 million, deposits of $150.4 million, and one location in Overland Park, Kansas.
●	Gross loans at December 31, 2022 totaled $850.2 million and excluding the loans acquired from the Freedom acquisition, grew 10.5% during the year.
●	Credit quality remained very strong as net loan recoveries totaled $16,000 for the year and non-accrual loans and delinquencies both declined during the year.

The Freedom acquisition was a strategic opportunity for us to grow our franchise and create a strong commercial bank in Overland Park, Kansas that provides excellent growth potential in the Kansas City metro market. The cultures of our two banks aligned closely with a common approach to commercial banking client management and we now have more resources to compete in this large market. We are excited to have Freedom’s associates join our community banking team and look forward to continuing Freedom’s commitment to its customers and the community it serves.

Mortgage Banking: After record production years in 2020 and 2021 that were motivated by low interest rates and strong refinance activity, our production volume in 2022 declined and returned mainly to financing for new home loans. One-to-four family residential real estate loan production in 2022 totaled $217 million representing 83% new home financing, compared to loan production of $365 million in 2021. As interest rates increased this year so did the popularity of our 7/1 adjustable-rate mortgage (ARM) product offering. These ARM loans were underwritten to secondary market investment standards, but were retained in our loan portfolio as part of our overall asset liability management strategies. During 2022 the balance of these loans grew by $70 million. As we enter 2023 our residential mortgage banking business continues to be pressured by tight housing supplies across our franchise footprint and higher interest rates, but our ARM loan product will enable us to serve our customers needing mortgage financing.

Commercial Banking: Our commercial banking team efforts in 2022 continued to focus on establishing long-term client relationships with a disciplined approach to credit. We ended the year with a strong liquidity position, and we are well positioned to meet the credit needs of our commercial customers in 2023. Total commercial loans outstanding at December 31, 2022 totaled $587 million and included solid growth in our commercial and commercial real estate portfolios. We added commercial loans of $103 million through our Freedom acquisition while our Paycheck Protection Program loans from prior years are mostly all paid off. We continued to realize organic growth in our commercial banking loan portfolio across our geographic markets.

Credit Quality: The credit quality of our loan portfolio remains excellent as both net loan charge-offs and delinquencies remained very low in 2022. Our credit risk discipline focuses on our loan portfolio being geographically diversified throughout our Kansas markets and we are careful to avoid large loan concentrations among our many loan products and across the industries we serve. At year-end 2022, commercial and industrial loans represented 20% of our total gross loans, while commercial real estate loans totaled 36% of total gross loans. One-to-four family residential real estate, agricultural and construction and land loans represented 28%, 10% and 3%, respectively of total gross loans. We continue to believe appropriate diversification is key to maintaining solid credit quality.

Credit quality metrics strengthened in 2022 as net loan recoveries totaled $16,000 compared to net charge-offs in 2021 of $500,000. The allowance for loan losses totaled $8.8 million or 1.03% of year-end 2022 loans. Non-accrual loans declined to $3.3 million at year-end 2022 compared to $5.2 million at year-end 2021, and $10.5 million at December 31, 2020.

Retail Banking: Our retail banking teammates continued to demonstrate success in solving client needs in 2022. We believe our strategy to drive growth in lower-cost non-public-fund checking, money market and savings accounts ultimately results in increased “share of wallet” from our deposit customers. We continue to invest in a platform of products and services to meet the financial needs of our client base; with a focus on digital services and solutions that are simple, intuitive, integrated, and relevant.

None of the 2022 accomplishments highlighted would have been possible without the dedicated efforts of Landmark associates both on the frontline, and behind the scenes, that make sure the administrative, audit, compliance, finance, human resource, marketing, operations, technology, and training needs are met daily. My fellow associates at Landmark are highly talented community bankers dedicated to exceeding the expectations or our clients and I am proud to be associated with this team.

Recent Regional Bank Closures: In early March 2023, two large regional banks were closed by the Federal Deposit Insurance Corporation (FDIC) mainly due to liquidity issues, resulting from interest rate risk issues and a concentration of large amounts of uninsured corporate deposits. The liquidity issues for these two banks seem to be unique to the way these banks operated and are not reflective of the way we manage at Landmark. Landmark maintains strong capital and liquidity, and a conservative deposit portfolio with a majority of our deposits being retail-based and insured by the FDIC. We spend significant time each month monitoring our interest rate and concentration risks.

Outlook for 2023: As we look forward to 2023, inflationary pressures persist, and it is likely that interest rates will continue to increase at least through part of the year. Many economists call for a mild recession later this year or early in 2024 and economic uncertainty will challenge us. Landmark will remain focused on recruiting new commercial and consumer customers in a conservative and disciplined manner. We will remain dedicated to prudently underwriting loans and investments, monitor interest rate risk, and maintain an organizational risk profile to prepare for unforeseen future events. As a community bank with a strong presence across the state, Landmark is committed to investing in our businesses to meet the diverse financial needs of our families and businesses. I expect our success in organically growing market share across the Landmark franchise to continue.

Landmark utilizes a community banking model in which our decision-makers live in the cities and towns they serve, supported by centralized systems and resources enabling them to successfully meet clients’ needs. We will pursue acquisitive growth with this principle as a guide, while continuing to invest in the operational and human resources to navigate the regulatory landscape.

I believe Landmark’s capital strength and our risk management practices position us well for continued long-term growth. Our commitment to community banking – meeting the financial needs of families and businesses with service that is both personal and high-tech – continues to build our presence across Kansas. I expect our trend of solid core earnings to continue in 2023.

In conclusion, I want to thank my fellow associates. They are dedicated toward exceeding the expectations of Landmark customers, and I am proud to be associated with this team. I also want to express my thanks to our Board of Directors, whose leadership, knowledge of our banking markets and contributions to developing Landmark’s strategic plan help set the stage for continued success.

Thank you, also, to each of our Landmark customers and shareholders. Your support and confidence have made our team’s successes possible. It has been our pleasure to work with you and we look forward to our continued success.

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

Jim W. Lewis

Lewis Automotive Group

Sandra J. Moll

Partner, President and Chief Executive Officer

Advance Business Solutions, LLC

Wayne R. Sloan

Chairman

BHS Construction, Inc.

David H. Snapp

Attorney

David H. Snapp, LC

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held by virtual meeting on Wednesday, May 24, 2023 at 2:00 P.M.

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

750 N. St. Paul Street, Suite 850

Dallas, TX 75201