Form 10-K, Exhibit 13
period 2023-12-31
LANDMARK BANCORP INC
filed 2024-03-27
CIK 1141688

EXHIBIT 13.1

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

Landmark Bancorp, Inc.’s (Landmark) financial results in 2023 were strong. Net income for the twelve months ending December 31, 2023, totaled over $12 million, or an increase of 24% from the prior year, while the book value of our stock grew 14%. The increase in net income was achieved through solid growth in net interest income, well controlled expenses, and excellent credit quality in our loan portfolio. Further, we realized significant benefits from the integration of both people and systems as a result of our acquisition of Freedom Bank in the fourth quarter of 2022.

While in the beginning of the year, the Federal Reserve continued to increase short-term interest rates putting continued stress on the banking system, since mid-year, these rates began to stabilize, and long-term rates declined in the fourth quarter. At year-end 2023, unemployment remained low, while inflation has come down. Existing home sales declined throughout the year resulting from low inventories and higher mortgage rates. While uncertainty remains, many economists believe the economy will not face a major recession but rather achieve a “soft landing” sometime next year.

With this backdrop, Landmark navigated these economic challenges very well and grew our organization in a number of key areas. In 2023, loans grew 12% through a combination of increases in residential mortgages and commercial type loans. We reduced the balance of our lower yielding investment securities portfolio to help fund loans and we also grew our deposits. In the second half of the year, we began to reduce our reliance on high cost borrowed funds that were originally entered into as part of our Freedom Bank acquisition. Net interest income grew $4.4 million this year while non-interest expense went up only slightly. Credit quality remained excellent all year long.

2023 Financial Highlights

●	Net income totaled $12.2 million in 2023 compared to $9.9 million in 2022, or an increase of 24%. Diluted earnings per share this year was $2.23 compared to $1.79.
●	The return on average assets in 2023 was 0.80%, the return on average equity was 10.7% and the efficiency ratio was 71.2%.
●	The increase in net income of $2.4 million in 2023 was mainly due to an increase of $4.4 million in net interest income offset by a decline of 3% in fee income and slightly higher operating expenses. The Freedom Bank acquisition in the fourth quarter 2022 added gross loans of $118 million and $150 million in deposits which contributed to the growth in our net interest income.
●	Total shareholders’ equity grew $15.5 million in 2023, or 14%,while our book value per share increased to $23.17, also an increase of 14%. We continue to maintain strong regulatory capital ratios including a total risked based capital ratio of 13.3%.
●	For the 23nd consecutive year, Landmark distributed a 5% stock dividend to shareholders in the fourth quarter 2023. Also, cash dividends paid in 2023 totaled $0.80 per share (as adjusted for the Company’s 5% stock dividend) representing an increase of 5.0% from the amount paid in 2022.
●	In January 2024, the Company’s Board of Directors declared a first quarter cash dividend of $.21 per share, representing an increase of 5% again this year. Landmark has paid a quarterly cash dividend every quarter since the Company’s inception in 2001.
●	Gross loans at December 31, 2023 totaled $948.7 million or growth of 12% for the year. Landmark added over $65 million in residential mortgages and almost $31 million in commercial type loans.
●	Credit quality remained very strong as net loan recoveries totaled $44,000 for the year and non-accrual loans declined. As a result of new accounting rules, we added $1.5 million to our allowance for credit losses at the beginning of 2023.

The Freedom acquisition was a strategic opportunity for us to grow our franchise and create a stronger commercial banking presence in Overland Park, Kansas, a community that provides excellent growth potential. Thus far, we have been very pleased with the combination of our two organizations. The cultures of our two banks aligned closely with a common approach to commercial banking client management and this acquisition has provided us with more resources to compete in this larger market. We have been excited to have Freedom’s associates join our community banking team this year and the contributions it has made to our continued success at providing top notch service to our customers and our communities.

Landmark’s Businesses

Landmark’s main lines of business include residential mortgage lending, commercial lending and cash management services, and retail banking. Residential mortgage lending continued to be stressed by higher interest rates and a lack of supply of homes for sale in Kansas. Mortgage loan production in 2023 totaled $164 million compared to $217 million in 2022 and represented mostly financing for new homes. However, we did increase our residential mortgage loans on our books by 28% in 2023 as our adjustable-rate mortgage product proved to be very popular with our customers.

Our commercial banking team is focused on growing long-term relationships with both existing and new commercial customers and our expansion with Freedom Bank associates has furthered this objective. Total commercial type loans grew almost $31 million or 5% this year mainly driven by commercial and owner-occupied commercial real estate loans. We have recently leased space in downtown Kansas City, Missouri to house a commercial loan production office and enable greater lending opportunities in this newer market area. We have also expanded our treasury services staff and, through the Freedom Bank acquisition, upgraded our treasury software offerings.

Landmark maintains a strong branch network across Kansas with 31 locations in 24 communities. Our retail banking focus is to drive growth in competitive lower-cost, non-public-fund checking, money market and savings accounts with strong customer service and accessible locations. We continue to invest in a platform of products and services to meet the financial needs of our client base; focusing on digital services and solutions that are simple, intuitive, integrated, and relevant. This year, we plan to initiate video stations at some of our branches so that customers can have face-to-face meetings with various product experts who might be located in other offices. As this becomes more popular, we will expand this offering.

Over the years, Landmark has expanded through acquisitions of other banking institutions. We continue to look for opportunities that can strengthen and profitably expand our current operations in other nearby markets.

Credit Quality

The credit quality of our loan portfolio remained excellent in 2023 as both loan losses and delinquencies remained very low. We manage our loan portfolio to be geographically diversified throughout our Kansas markets and we are careful to avoid large loan concentrations among our many loan products and across the industries we serve. At year-end 2023, commercial and industrial loans represented 19% of our total gross loans, while commercial real estate loans totaled 34% of total gross loans. Mortgage, agricultural and construction loans represented 32%, 9% and 2%, respectively of total gross loans. Sixty-four percent of our commercial real estate loans are for owner-occupied facilities which we believe offer a better risk reward. We continue to believe appropriate diversification is key to maintaining solid credit quality.

Net loan recoveries totaled $44,000 in 2023 compared to recoveries of $16,000 in the previous year. The allowance for credit losses totaled $10.6 million or 1.12% of year-end 2023 loans. Non-accrual loans totaled $2.4 million at year-end 2023 compared to $3.3 million at year-end 2022.

People

While Landmark had a strong year in 2023, none of these accomplishments would have been possible without the dedicated efforts of our Landmark associates both on the frontline, and behind the scenes, that make sure the administrative, audit, compliance, finance, human resource, marketing, operations, technology, and training needs are met daily. My fellow associates at Landmark are highly talented community bankers dedicated to exceeding the expectations or our clients and I am proud to be associated with this team.

Outlook for 2024

As we look forward to 2024, the U.S. economy continues to show improvement with low unemployment, improving inflationary pressures, and the likelihood of lower interest rates later in the year. Home sales continue to be suppressed due to low inventories and high interest rates, but overall credit trends remain very good. Landmark will remain focused on expanding our relationships with our existing customers and establishing long-term relationships with new customers in a conservative and disciplined manner. We will remain dedicated to prudently underwriting loans and investments, monitoring interest rate risk, and maintaining an organizational risk profile to prepare for unforeseen future events.

With a strong presence across Kansas, Landmark utilizes a community banking model in which our decision-makers live in the cities and towns they serve, supported by centralized systems and resources, enabling them to successfully meet clients’ needs. We are committed to continued investment in both operational and human resources to meet the growing demands of our commercial and retail banking customers. I believe Landmark’s capital strength and our risk management practices position us well for continued long-term growth. Our commitment to community banking by meeting the financial needs of families and businesses with both high touch service and convenient technology will enable us to continue to build our presence across our markets. I expect our trend of solid core earnings to continue in 2024.

On March 4, 2024, we announced the hiring of a new President and Chief Executive Officer effective March 29, 2024. Our Board of Directors took a very thoughtful approach to the succession process, involving numerous stakeholders and strongly considering the foundation of our history and the opportunity of our future. At the conclusion of the process, the decision was made to hire Abigail (Abby) Wendel. Abby has over 27 years of industry expertise including time in leadership and corporate strategic matters at a large Midwest regional bank as well as prior tenure in various roles for the Federal Reserve Bank of Kansas City. The board’s decision on Abby was unanimous. While we are well positioned for future success, Abby brings a unique skillset that blends personality and relationships, leadership, business rigor, and banking know-how that will further enhance our growth opportunities. We look forward to Abby joining Landmark with fresh new ideas that will take Landmark National Bank to the next level.

After 28 years with Landmark, the last 10 as President and Chief Executive Officer, I will take on a non-executive role with the Company leading to my planned retirement date on December 31, 2024. My decision to retire came only after careful consideration, and knowing that Landmark has a well-constructed business strategy in place, a strong board of directors, and a highly capable team of Landmarkable associates.

In conclusion, I want to thank my fellow associates. It has been an honor to be a part of their team. They are dedicated toward exceeding the expectations of Landmark customers. I also want to express my thanks to our Board of Directors, whose leadership, knowledge of our banking markets and contributions to developing Landmark’s strategic plan helped set the stage for continued success.

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

Angela S. Hurt

CEO

Veracity Consulting, Inc

Mark J. Kohlrus

Financial Consultant

Jim W. Lewis

Lewis Automotive Group

Sandra J. Moll

Partner, President and Chief Executive Officer

Advance Business Solutions, LLC

Wayne R. Sloan

Chairman

BHS Construction, Inc.

David H. Snapp

Attorney

David H. Snapp, LC

Angelia K. Stanland

Chief of Staff

The Illig Family Enterprise Co

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held by virtual meeting on Wednesday, May 22, 2024 at 2:00 P.M.

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

2200 Ross Avenue,

Suite 4200

Dallas, Texas 75201