Form 10-K, Exhibit 13
period 2024-12-31
LANDMARK BANCORP INC
filed 2025-03-25
CIK 1141688

EXHIBIT 13.1

PRESIDENT’S LETTER TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS

We at Landmark Bancorp, Inc. (“Landmark”) have embarked upon an evolution this year—one designed to embrace our role as a community bank and build upon our past successes in order to reach new levels of associate engagement, customer service, and shareholder return. During my first year as President and CEO of Landmark and Landmark National Bank, it has been my pleasure to build relationships with all of our constituencies—associates, customers, shareholders, communities and regulators—and solidify our purpose of being champions and catalysts in our communities. I am pleased to write to you, presenting my first annual letter to shareholders, sharing our achievements, challenges, and vision for the future.

2024 marked a significant transition for us as I stepped into the role of President and CEO on March 29, following the tenure of Michael Scheopner. Under his leadership, our bank grew steadily, establishing a strong foundation of trust, service, and friendship. I want to personally thank Michael for his dedication and commitment to our bank and communities and wish him all the best in his well-earned retirement. In partnership with our board of directors and associates, it is a privilege to build upon Michael’s legacy, and we are committed to the high level of service our customers have come to expect from Landmark National Bank.

Financial Performance and Growth

Landmark’s financial results in 2024 were solid. Net income for the twelve months ending December 31, 2024, totaled $13.0 million, an increase of 6.3% over 2023, and book value increased 6.9%. The increase in net income was achieved through net interest margin expansion and modest improvement in noninterest income, while keeping non-interest expense growth below 5.0%. Landmark’s net interest margin was 3.17% for 2023 and 3.28% for 2024, with momentum building as it reached 3.51% for the last quarter of 2024. Non-interest income for 2024 increased by $1.5 million, or 11.4%, from 2023. We are focused on continuing to increase noninterest income. For example, we have continued to develop the strong treasury management program we acquired with the Freedom Bank transaction in late 2022, and we expect to continue to enhance our offerings and increase this business in the future.

Our bankers have been working diligently to win new customer relationships and strengthen those we have served over time. With loan balances increasing by 10.9%, Landmark National Bank surpassed $1.0 billion in loans in 2024. We are very proud of reaching this milestone, particularly because this was achieved without sacrificing the overall quality of our loan portfolio. Despite a single, large credit placed on nonaccrual in the third quarter, credit quality remains strong, underscored by our disciplined approach to credit underwriting and prudent banking practices. Deposit balances reached $1.3 billion, growing by a modest 1.0%, a respectable number in this environment. Overall, we maintain levels of liquidity that are adequate to support future growth.

Balance sheet management was one of our top priorities in 2024 with an emphasis on net interest margin expansion and diversification of assets and liabilities, both of which were achieved. We benefited modestly from the Federal Reserve’s limited short-term rate reductions in 2024; however, we are not dependent on rates to drive our financial performance. Our goal is to structure our balance sheet such that we can thrive in any type of interest rate environment.

While we celebrate our successes, we also recognize the unique challenges that come with being a community bank. Regulatory requirements, coupled with the general regulatory uncertainty with the new administration, rising competition from larger financial institutions and fintech companies, threats of fraud and cybersecurity risks, and the economic landscape all pose ongoing hurdles. Despite these challenges, Landmark’s dedication to personalized service, meaningful customer connections, deep community relationships, and local economic growth continues to differentiate us in the marketplace. We will navigate these headwinds with the same resilience and adaptability that have defined our bank for years. This allows us to deliver for our customers and, in turn, our shareholders.

Landmark maintains a strong branch bank network across Kansas, with 29 locations in 23 communities. We also now have a loan production office in Kansas City, MO, which opened in February 2024, and we continue to find important ways to add value to this and the surrounding communities. We closed two locations in 2024, the first due to a planned consolidation within Overland Park as a result of the Freedom Bank acquisition, and the second in Kincaid, KS. However, we enjoy the balance and benefits of a branch distribution network in both rural and urban locations. We are proud of our retail banking focus across all of our markets in providing competitive lower-cost, non-public-fund checking, money market and savings accounts with strong customer service, and accessible locations. We continue to invest in a platform of products and services to meet the financial needs of our client base, focusing on digital services and solutions that are simple, intuitive, integrated, and relevant. We have implemented video stations at some of our branches, allowing customers to have meaningful interactions with product experts who may be located in other offices. We also plan to launch a full study of our retail branch network this year to ensure the relevance and effectiveness of each location, with emphasis on refining our service delivery models.

At the heart of our bank’s mission is a deep-rooted commitment to the communities we serve. In the past year, we have expanded our lending programs in all markets, including small businesses, provided mortgage solutions to local families, and invested in community development initiatives. Our team continues to build lasting relationships with our customers, prioritizing personalized service and innovative banking solutions.

Becoming an Employer of Choice

Landmark is fortunate to employ a very talented group of banking professionals, both on the frontline and in administrative functions. The marketplace for such talented individuals is highly competitive, so one area of focus in 2025 is to enhance the “employee experience,” shorthand for making material improvements on our performance management programs while adjusting our compensation, benefits, and leave policies as appropriate to meet our associates’ needs and expectations. The associates at Landmark often hear me say, “feedback is a gift,” and with that in mind, we are acting upon numerous points of feedback from associates that tell us we have an opportunity to adapt our programs to the modern employment landscape and make continued investments ensuring we are able to attract and retain the best talent possible. Banking is a competitive industry, and as we grow, both organically and strategically, we aim to do so in a way that best meet the needs of our customers and the communities we serve. To do that well, our fundamental offerings for associates must lead the market. Becoming an “employer of choice” will help us attain our service goals and position Landmark as the “bank of choice”.

Looking Ahead

As we look forward, we face an uncertain environment as the U.S. navigates its own economic and geopolitical landscape. As I mentioned earlier, at Landmark, we strive to maintain a stable operation irrespective of the economic environment in which we find ourselves. We remain focused on enhancing the associate and customer experiences to achieve sustainable growth and, therefore, deliver shareholder value. In the near term, our strategic priorities include expanding our lending capacity, enhancing banking capabilities, and deepening our community impact. As Jim Collins writes in Good to Great, disciplined people engage in disciplined thought take disciplined action, and, combined with a little luck, drive superior results to create a lasting, enduring company. At Landmark, this is what we are all about – maintaining a disciplined approach to our business and supporting our dedicated team to drive results for our associates, customers, and shareholders alike.

Gratitude and Appreciation

In closing, I would like to extend my sincere gratitude to our associates, customers, and you—our valued shareholders—for your trust and support during this period of change. Your belief in our vision enables us to thrive and fulfill our mission. I am incredibly excited and enthusiastic about the future of Landmark and look forward to continued success for years to come. Thank you for your partnership and confidence in our bank.

Sincerely,

/s/ Abigail M. Wendel
Abigail M. Wendel
President and Chief Executive Officer

CORPORATE INFORMATION

DIRECTORS OF LANDMARK BANCORP, INC. AND LANDMARK NATIONAL BANK

Patrick L. Alexander

Chairman

Landmark Bancorp, Inc. and Landmark National Bank

Abigail M. Wendel

President and Chief Executive Officer

Landmark Bancorp, Inc. and Landmark National Bank

Michael E. Scheopner

Former President and Chief Executive Officer

Landmark Bancorp, Inc. and Landmark National Bank

Sarah Hill-Nelson

President and Chief Executive Officer

The Bowersock Mills & Power Company

Angela S. Hurt

President and Chief Executive Officer

Veracity Consulting, Inc

Mark J. Kohlrus

Financial Consultant

Jim W. Lewis

Lewis Automotive Group

Sandra J. Moll

Partner, President and Chief Executive Officer

Advance Business Solutions, LLC

Thomas A. Page

Former President and Chief Executive Officer

Emprise Bank

Wayne R. Sloan

Chairman

BHS Construction, Inc.

David H. Snapp

Attorney

David H. Snapp, LLC

Angelia K. Stanland

Chief of Staff

The Illig Family Enterprise Co

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held by virtual meeting on Wednesday, May 21, 2025 at 2:00 P.M.

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge on written request to our Corporate Secretary, at Landmark Bancorp, Inc., P.O. Box 308, Manhattan, Kansas 66505-0308, or by accessing our website at www.landmarkbancorpinc.com or the SEC’s website at www.sec.gov.

REGISTRAR AND TRANSFER AGENT

Computershare, Inc.

P.O. Box 30170

College Station, Texas 77842

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Crowe LLP

2200 Ross Avenue,

Suite 4200

Dallas, Texas 75201