Form 10-K, Exhibit 13
period 2025-12-31
LANDMARK BANCORP INC
filed 2026-04-14
CIK 1141688

EXHIBIT 13.1

To Our Shareholders

This past year marked an important step forward in Landmark’s continued evolution. We made meaningful organizational improvements, advancing our people, operations and customer support strategies. Throughout 2025, we advanced the work needed to build a resilient institution that remains grounded in community while preparing for long-term growth. As President and Chief Executive Officer, I am grateful for the engagement of our associates, customers, and shareholders who move our mission forward every day.

Landmark delivered an exceptional financial performance in 2025, highlighted by a 44.4% increase in net earnings, which rose to $18.8 million for the year. This strong bottom-line growth was driven by meaningful expansion in net interest income. Our net interest margin increased to 3.86%, reflecting disciplined balance sheet management, the benefits of a more favorable earning-asset mix and continued improvement in funding costs. Combined with steady expense control and targeted investments in talent and technology, these results contributed to higher profitability and further growth in both book value and tangible book value per share, while maintaining a strong focus on safety and soundness.

Our teams continued to deepen customer relationships and attract new business in 2025, resulting in 11.5% growth in average loan balances. This growth was broad-based, with continued strength in commercial real estate lending and residential mortgage activity. Deposit balances increased as well, supported by growth in core accounts and strong seasonal inflows late in the year. Credit quality improved as we worked diligently throughout the year to reduce the overall risk in our loan portfolio. With a healthy loan-to-deposit position ratio, strong liquidity, and solid credit performance, Landmark ended 2025 well positioned to support continued growth across the communities we serve.

In 2025, we also advanced important strategic work that will shape Landmark’s next phase of growth. Bank leadership identified three areas of focus central to achieving the Landmark Vision: strengthening our People First culture, enhancing customer experience, and driving customer growth. As these initiatives continued to progress throughout the year, these priorities brought greater cohesion to the organization and ensured our resources are aligned with disciplined execution and long-term financial stability.

At Landmark, our long-term success is rooted in the dedication and growth of our associates. We sharpened our focus on leadership development by strengthening our organizational structure, clarifying expectations for leaders at every level, and improving cross department collaboration. These efforts support consistent decision-making and reinforce accountability. We also celebrated the graduation of our third Leadership Landmark class—and the launch of our fourth cohort—ensuring a steady pipeline of emerging leaders.

To further support this momentum, we expanded our leadership bench with internal promotions in retail and commercial banking and made strategic hires across corporate strategy, operations and technology, and finance, bringing added expertise to help us scale more effectively. These investments, combined with ongoing efforts to enhance the associate experience and strengthen internal alignment, reflect the meaningful progress made in 2025 to build a stronger, more capable organization ready to meet the needs of our customers and communities.

Landmark also made operational and technology improvements throughout the year. We invested in systems that help streamline work, improve data integrity, and provide more reliable tools to frontline bankers and support teams. These changes reduce manual effort and improve consistency, giving associates more capacity to focus on the customer experience. We find that our customers consistently rely on our team’s responsiveness and local insight, and the momentum from those interactions carried throughout the year. The organizational improvements underway in the form of better systems, clearer processes, and stronger leadership have begun to enhance that experience and position Landmark to meet evolving expectations.

As we look to the year ahead, I am confident in the direction we are moving. The advancements made in 2025 reinforced our culture, elevated our capabilities, and strengthened our connection to the communities we serve. In closing, I would like to extend my sincere gratitude to our associates, customers, and you—our valued shareholders—Thank you for your continued support and trust in Landmark. We remain focused on delivering long-term value for those who depend on us and on building a future shaped by purpose, resilience, and steady progress. Thank you for your partnership and confidence in our bank.

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

Partner, President and Chief Executive Officer

Advance Business Solutions, LLC

Thomas A. Page

Former President and Chief Executive Officer

Emprise Bank

Wayne R. Sloan

Chairman

BHS Construction, Inc.

David H. Snapp

Attorney

David H. Snapp, LLC

Angelia K. Stanland

Chief of Staff

The Illig Family Enterprise Co

CORPORATE HEADQUARTERS

701 Poyntz Avenue

Manhattan, Kansas 66502

ANNUAL MEETING

The annual meeting of stockholders will be held at the Kansas State University Alumni Center, 17th and Anderson Avenue, Manhattan, Kansas, 66506, on Wednesday, May 20, 2026 at 2:00 P.M.

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